Exhibit 99.2

Forward with Purpose Annual Report 2022

TABLE OF CONTENTS Table of Contents The Galapagos group Corporate governance Letter from the CEO and Chairman 4 Galapagos’ corporate governance policies 90 Our Company 7 Board of Directors of Galapagos NV 93 Key achievements in 2022 9 Committees 106 Potential external impacts 17 Executive Committee of Galapagos NV 109 Going concern statement 19 Galapagos NV’s share capital and shares 116 Risk management and internal control 20 Shareholders 120 Disclaimer and other information 22 Our remuneration policy 125 Portfolio Remuneration report 125 Conflict of interests and related parties 145 Portfolio and outlook 2023 27 Code of Business Conduct and Ethics 147 Immunology 29 Statement by the Board of Directors 148 Oncology 44 Financial statements Risk factors Consolidated financial statements 150 Risks related to commercialization 53 Notes to the consolidated financial Risks related to product development and statements 156 regulatory approval 54 Overview statutory results of Galapagos NV 234 Risks related to our financial position and Report of the statutory auditor need for additional capital 57 Risks related to our reliance on third Report of the statutory auditor 238 parties 58 Risks related to our competitive position 61 Other information Risks related to our intellectual property 62 Glossary 246 Risks related to our organization, structure Financial calendar 264 and operation 63 Market risks relating to the Galapagos Appendix tables – EU taxonomy 265 shares 67 Colophon 273 General statement about Galapagos’ risks 68 Contact 274 Sustainability report Letter from the CEO – Our Sustainability Commitment – Forward, Sustainably 70 Our Materiality Assessment 71 Our Ambition 73 Our Sustainability Governance 73 Our Pillars 76 Reporting on EU Taxonomy 87 2 Galapagos NV Annual Report 2022

The Galapagos group Foreword from our CEO and Chairman Overview of our company, our strategy and 2022 achievements Forward with Purpose

Galápagos

THE GALAPAGOS GROUP

Letter from the CEO and Chairman



Dr. Paul Stoffels[1]

As I reflect on my first year as the CEO and Chairman of the Board of Directors of Galapagos, we can be proud of what we have achieved in a very short time to embrace and execute on a new R&D strategy for accelerated growth and a sustainable future for our patients, our people, and our shareholders.

2022 was characterized by major transformation and change but our purpose remains unchanged: transforming patient outcomes through life-changing science and innovation for more years of life and quality of life.

By year-end, we implemented a therapeutic area focused R&D model in immunology and oncology, and we added new drug modalities to include CAR-T cell therapy and biological capabilities. We aim to rebuild our portfolio with transformational medicines, by accelerated innovation and shorter drug development timelines.

Through the acquisitions of CellPoint and AboundBio, we gained access to a breakthrough, point-of-care CAR-T manufacturing platform, a clinical-stage CAR-T oncology pipeline and research capabilities for novel, differentiated CAR-T constructs, that together have the potential to deliver life-saving medicines to more patients, faster and more efficiently. Through the two acquisitions, we also onboarded an excellent team of cell therapy scientists and oncology experts.

We brought forward our CD19 CAR-T candidates manufactured at point-of-care in two Phase 1/2 studies in patients with relapsed/refractory non-Hodgkin lymphoma and chronic lymphocytic leukemia. We reported encouraging initial safety and efficacy Phase 1/2 results for both CAR-T candidates, which we believe demonstrate that through the decentralized delivery model, a 7-day vein-to-vein, leukapheresis to infusion time, is feasible. In addition, using non-frozen cells with a short culture time seems to result in a promising safety and efficacy profile of the CAR-T therapy.

Over the next years, we aim to further broaden our CAR-T oncology portfolio and bring additional differentiated CAR-T candidates into the clinic and to market, while further advancing the ongoing Phase 1/2 studies in hemato-oncology, for which Phase 1 topline results are expected around mid-2023.

1 Throughout this report, 'Dr. Paul Stoffels' should be read as 'Dr. Paul Stoffels, acting via Stoffels IMC BV'

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

In addition, we remain fully committed to immunology, an area where there is still significant unmet patient need and for which we have built deep scientific know-how and expertise since our founding. With our programs targeting multiple modes-of-action and drug modalities, we have a differentiated portfolio of preclinical to commercial assets.

We are very proud that our first marketed medicine, Jyseleca®, an orally administered JAK1 preferential inhibitor, continued to deliver solid in-market performance with a growing European base and €87.6 million in net sales for the year 2022, reaching 18,000 patients with rheumatoid arthritis and ulcerative colitis across Europe.

Although the topline results from the Phase 3 DIVERSITY trial of filgotinib in Crohn's disease were not supportive to submit a Marketing Authorization Application in Europe as the induction cohorts did not meet the co-primary endpoints, we were encouraged by the confirmed safety profile and the efficacy results observed in the maintenance study and will thoroughly review the full data to further help our understanding of this disease and to support future research efforts.

We plan to further invest in our Jyseleca® franchise and later this year, we aim to start a Phase 3 study in axial spondyloarthritis, a type of arthritis that typically begins between the age of 20 and 40, and that causes pain and swelling in the spine and the joints that connect the bottom of the spine to the pelvis.

Over the past year, we also made progress with GLPG3667, our selective TYK2 kinase inhibitor, and we aim to start a Phase 2 study in dermatomyositis in the first half of 2023 and in systemic lupus erythematosus in the second half of 2023.

Finally, to accelerate time-to-patients, we have expanded our drug modality capabilities in immunology, and recently announced that we aim to start clinical development with a CD19 CAR-T candidate in refractory systemic lupus erythematosus in 2023.

2022 was characterized by major transformation and change but our purpose remains unchanged: transforming patient outcomes through life-changing science and innovation for more years of life and quality of life.

Beyond our renewed portfolio focus, our strategic transformation also includes formalizing our Environmental, Social and Governance (ESG) ambitions. Over the course of 2022, we completed a new materiality analysis, which allows us to further focus our Sustainability ambitions in those areas that we believe are most material and where we can make the greatest impact.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

With the new strategic direction, a new Executive Committee composition was implemented with the retirement of Dr. Walid Abi-Saab and André Hoekema, and the appointments of Valeria Cnossen, General Counsel, also responsible for Compliance & Ethics, the Corporate Secretary Office and Intellectual Property, and Annelies Missotten, Chief Human Resources Officer. In addition, our Board of Directors approved an updated Corporate Governance Charter, which refers, amongst other updates, to the establishment of the Management Committee supporting the Executive Committee. As a result, our senior leadership team has been further strengthened with key hires and internal promotions in Research, Development, Business Development and Commercial. We continue to endeavor to attract experienced top talent across the organization to execute on our strategy and accelerate innovation and time-to-patients in our strategic focus areas of immunology and oncology.

During 2022, we focused on optimizing our organizational set-up and cost base. Financially, we ended 2022 with a strong balance sheet of €4.1 billion in cash and current financial investments, which provides us with the necessary means to look for additional external innovation to accelerate our R&D portfolio while progressing our internal programs. We are confident that with our renewed focus to bring transformational medicines to more patients, faster, we are well-positioned to deliver significant long-term value for our shareholders.

Taking Galapagos on course for the future and embracing a new strategic direction was challenging and hard work for all the teams. I would like to thank all our employees for their commitment during the past year and for their relentless efforts to pioneer for patients. I want to sincerely thank our shareholders for their trust and continued commitment to stay with us on our journey.

We look forward with great optimism to a sustainable future as we continue to innovate for patients to give them what matters the most: more time with family and friends. More joy. Longer, healthier, better-quality lives.

Respectfully,



Dr. Paul Stoffels[1]
CEO and Chairman of the Board of Directors

[1] Throughout this report, 'Dr. Paul Stoffels' should be read as 'Dr. Paul Stoffels, acting via Stoffels IMC BV'

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Galapagos NV Annual Report 2022

THE GALAPAGOS GROUP Our Company Our Journey 2020 First medicine 2021 approved in First medicine Europe and Japan for approved in Europe rheumatoid arthritis for ulcerative colitis Own commercial Marketing organization established Authorization Founded with in Europe Holder in headquarters in Belgium 27 European and operations in countries the Netherlands Transformative deal with Gilead IPO on Euronext First medicine approved in Great Britain and Japan for ulcerative IPO on NASDAQ colitis Initial Acquisitions of partnership CellPoint (NL) and Expansion into with Gilead AboundBio (USA) to France for filgotinib expand into oncology, CAR-T and biologicals | |3 Our Vision Galapagos’ vision is to transform patient outcomes through life-changing science and innovation for more years of life and quality of life. Our Mission We accelerate transformational innovation through the relentless pursuit of groundbreaking science, our entrepreneurial spirit and a collaborative mindset. 7 Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

Our Strategy

We are a fully integrated biotechnology company united around a single purpose: to transform patient outcomes worldwide through the relentless pursuit of life changing science and innovation for more years of life and quality of life.

More than two decades ago, Galapagos was founded to discover new medicines with novel modes of action. Since then, we identified numerous novel targets, generated an R&D pipeline across multiple indications, entered into a significant strategic partnership with Gilead, and successfully brought to market a medicine in two indications. We have built a solid foundation based on strong financials, deep scientific and therapeutic expertise in key areas, and a significant commercial footprint.

In 2022, we unveiled a new strategy to accelerate growth and value creation by reshaping the way we innovate and operate. This strategy provides a clear path forward based on three key pillars:

1. We shift from novel target-based discovery to patient-focused medical need research and development with a focus on our key therapeutic areas of immunology and oncology;
2. We build on our current capabilities and de-risk R&D through multiple drug modalities, including CAR-T, small molecules and biologicals, and by focusing on best-in-disease validated targets in our strategic therapeutic areas with shorter time-to-patient potential;
3. We increase our business development efforts to complement our internal pipeline and continue to work with our collaboration partner Gilead to bring more medicines to patients worldwide.

Our differentiation is our entrepreneurship and integrated approach – patient-focused, risk managed, collaborative and driven by medical need – combined with the scale of our resources and our deep scientific expertise in key therapeutic areas. Together, these enable us to significantly reduce time-to-results and accelerate delivery of transformational innovations and medicines to patients.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

Key achievements in 2022

Corporate and Operational Performance

Jyseleca® commercial & regulatory progress

- Adoption across Europe with reimbursement for reumathoid arthritis (RA) in 15 countries and for ulcerative colitis (UC) in 11
- Sobi, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries, launched Jyseleca® in RA in the Czech Republic and Portugal, resulting in €2.0 million milestone payments to Galapagos
- The Medicines and Healthcare products Regulatory Agency (MHRA) in Great Britain and the Ministry of Health, Labour and Welfare (MHLW) in Japan approved filgotinib 200mg for the treatment of moderate to severe UC
- The European Medicines Agency's (EMA) scientific committee, CHMP, adopted the recommendation of the PRAC to add measures to minimize risks of serious side effects with JAK inhibitors used for chronic inflammatory disorders
- Positive opinion issued by the CHMP for Jyseleca®'s European label update based on testicular function safety data from MANTA/RAy semen parameter studies

Portfolio update

- Initiated preparations to start a Phase 2 program with TYK2 inhibitor GLPG3667 in dermatomyositis (DM) and systemic lupus erythematosus (SLE)
- Discontinued our activities in fibrosis and kidney disease as a result of the new strategic therapy area focus
- Halted development of SIK3 inhibitor GLPG4399; medicinal chemistry activities to identify SIK inhibitors with improved pharmacology continues
- Reported initial encouraging safety and efficacy data at ASH[2] 2022 from the ongoing ATALANTA-1 Phase 1/2 study in relapsed/refractory non-Hodgkin lymphoma (rrNHL) with CD19 CAR-T candidate, GLPG5101, manufactured at point-of-care

Corporate update

- Appointed Dr. Paul Stoffels as Chief Executive Officer, succeeding Onno van de Stolpe, as of 1 April 2022. Following approval by Galapagos' shareholders on 26 April 2022, adopted a one-tier governance model. Subsequently, the (new) Board of Directors appointed Dr. Paul Stoffels as Chairman of the Board of Directors
- Implemented new strategic direction to accelerate innovation and time-to-patients, focusing on key therapeutic areas of immunology and oncology, diversifying beyond small molecules to include CAR-T and biologicals, and set up a fit-for-purpose R&D organization

2 Annual Society of Hematology

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

- Entered into the field of oncology through the combined acquisitions of CellPoint B.V. (CellPoint) and AboundBio, Inc. (AboundBio), in all-cash transactions against payment of an upfront amount of €125 million for CellPoint, with an additional €100 million to be paid upon achievement of certain milestones, and against payment of an amount of $14 million for AboundBio
- Received various transparency notifications from EcoR1 Capital LLC and FMR LLC, indicating that their shareholdings in Galapagos changed, crossing the 5% threshold, to 5.2% and 5.9%, respectively, of the current outstanding Galapagos shares
- Raised €6.7 million through the exercise of subscription rights
- Announced changes to the Executive Committee: Dr. Walid Abi-Saab (Chief Medical Officer) and Dr. André Hoekema (Chief Business Officer) retired from the company, and Valeria Cnossen (General Counsel) and Annelies Missotten (Chief Human Resources Officer) appointed as new members of the Executive Committee as of 1 January 2023. We anticipate announcing a Head of R&D and Executive Committee member in the first half of 2023. Until such appointment, Dr. Paul Stoffels will act as Head of R&D ad interim

Post-period events

- The European Commission approved the recommendation of the PRAC to add measures to minimize risks of serious side effects with all JAK inhibitors used for chronic inflammatory disorders
- Obtained reimbursement for Jyseleca® in UC in Italy and Denmark
- Completed MANGROVE Phase 2 study with GLPG2737 in polycystic kidney disease and decided not to-out-license the program due to lack of effect of GLPG2737 on kidney volume and renal progression compared to placebo. The open-label extension study was subsequently stopped
- Data from SELECTION long-term extension (LTE) study of filgotinib in patients with UC presented at annual ECCO congress showed that filgotinib 200mg maintained a consistent safety profile observed in previous SELECTION studies. In addition, symptomatic remission rates and health-related quality of life (HRQoL) improved in patients with moderate to severe active UC who received filgotinib 200mg for nearly four years
- Poster presentation at annual EBMT-EHA congress demonstrating initial encouraging safety and efficacy results from ongoing EUPLAGIA-1 Phase 1/2 study with a fresh point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with relapsed/refractory chronic lymphocytic leukemia (rrCLL) and small lymphocytic lymphoma (rrSLL), with or without Richter's transformation (RT). All 7 out of 7 eligible rrCLL patients, including 4 patients with RT, responded to treatment (Objective Response Rate of 100%), and GLPG5201 showed an acceptable safety profile with no cytokine release syndrome (CRS) higher than grade 2, or immune effector cell-associated neurotoxicity syndrome (ICAN) observed

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

- Announced topline results from the DIVERSITY study, a combined induction and maintenance Phase 3 study of filgotinib in Crohn's disease. While the co-primary endpoints for filgotinib 200mg in the maintenance part of the study were met and the observed safety profile is consistent with its known safety profile, the two induction cohorts missed the co-primary endpoints of clinical remission and endoscopic response at Week 10. Galapagos decided not to submit a Marketing Authorization Application in Europe based on these topline data

Financial performance

Consolidated Key Figures

(thousands of €, if not stated otherwise)	Year ended 31 December 2022	Year ended 31 December 2021	Year ended 31 December 2020
Income statement			
Product net sales	87,599	14,753	2
Collaboration revenues	417,681	470,093	478,051
Total net revenues	505,280	484,846	478,053
Cost of sales	(12,079)	(1,629)	-
R&D expenditure	(515,083)	(491,707)	(523,667)
G&A expenses	(292,486)	(210,855)	(185,225)
Other operating income	46,848	53,749	52,207
Operating loss	(267,520)	(165,596)	(178,632)
Net financial results	52,373	42,598	(131,143)
Taxes	(2,844)	(2,423)	(1,226)
Net loss from continuing operations	(217,991)	(125,422)	(311,001)
Net profit from discontinued operations, net of tax	-	22,191	5,565
Net loss	(217,991)	(103,231)	(305,436)
Balance sheet			
Cash and cash equivalents	508,117	2,233,368	2,135,187
Current financial investments	3,585,945	2,469,809	3,026,278
R&D incentives receivables	146,067	144,013	135,728
Assets	4,734,351	5,193,160	5,717,731
Shareholders' equity	2,526,026	2,643,362	2,670,355
Deferred income	1,989,230	2,364,701	2,809,133
Other liabilities	219,094	185,097	238,242

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

(thousands of €, if not stated otherwise)	Year ended 31 December 2022	Year ended 31 December 2021	Year ended 31 December 2020
Cash flow			
Operational cash burn	(513,774)	(564,840)	(517,404)
Cash flow used in operating activities	(500,544)	(503,827)	(427,336)
Cash flow generated from/used in (-) investing activities	(1,245,514)	541,238	757,288
Cash flow generated from/used in (-) financing activities	(1,487)	(3,876)	22,040
Increase/decrease (-) in cash and cash equivalents	(1,747,545)	33,535	351,994
Effect of currency exchange rate fluctuation on cash and cash equivalents	22,293	56,763	(70,539)
Cash and cash equivalents on 31 December	508,117	2,233,368	2,143,071
Cash and cash equivalents from continuing operations	508,117	2,233,368	2,135,187
Cash and cash equivalents classified as assets held for sale	-	-	7,884
Current financial investments on 31 December	3,585,945	2,469,809	3,026,278
Total current financial investments and cash and cash equivalents on 31 December	4,094,062	4,703,177	5,169,349
Financial ratios			
Number of shares issued on 31 December	65,835,511	65,552,721	65,411,767
Basic and diluted loss per share (in €)	(3.32)	(1.58)	(4.69)
Share price on 31 December (in €)	41.35	49.22	80.48
Total group employees on 31 December (number)(*)	1,338	1,309	1,489

(*) The number of employees on 31 December 2020 included 185 employees of Fidelta, which has been sold to Selvita on 4 January 2021.

Our net revenues in 2022 amounted to €505.3 million, compared to €484.8 million in 2021.

We reported product net sales of Jyseleca® in Europe in 2022 amounting to €87.6 million, compared to €14.8 million last year.

Cost of sales related to Jyseleca® net sales in 2022 amounted to €12.1 million, compared to €1.6 million in 2021.

Collaboration revenues amounted to €417.7 million in 2022, compared to €470.1 million last year.

The revenue recognition linked to the upfront consideration and milestone payments in the scope of the collaboration with Gilead for filgotinib, amounted to €174.4 million in 2022 (compared to €235.7 million in 2021). This decrease was due to a lower increase in the percentage of completion, slightly offset by higher revenue recognition of milestone payments, strongly influenced by the milestone achieved in 2022 related to the regulatory approval in Japan for UC.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

The revenue recognition related to the exclusive access rights granted to Gilead for our drug discovery platform amounted to €230.4 million in 2022 (compared to €230.6 million in 2021). We also recognized royalty income from Gilead for Jyseleca® for €10.7 million in 2022 (compared to €3.8 million in 2021). Additionally, we recorded in 2022 milestone payments of €2.0 million triggered by the initial sales of Jyseleca® in the Czech Republic and Portugal by our distribution and commercialization partner Sobi.

Our deferred income balance at 31 December 2022 includes €1.5 billion allocated to our drug discovery platform that is recognized linearly over the remaining period of our 10-year collaboration, and €0.5 billion allocated to the development of filgotinib which is recognized over time until the end of filgotinib's development period.

Our R&D expenditure in 2022 amounted to €515.1 million, compared to €491.7 million in 2021. Depreciation and impairment costs in 2022 amounted to €54.5 million (compared to €17.5 million in 2021). This increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) and impairments of intangible assets related to other discontinued projects recorded in 2022. Personnel costs increased from €165.2 million in 2021 to €190.1 million in 2022 related to increases in restructuring costs and accelerated non-cash cost recognition for subscription right plans related to good leavers. This was partly offset by a decrease in subcontracting costs from €251.1 million in 2021 to €214.9 million in 2022 following the evolution of our programs.

Our S&M and G&A expenses amounted to €292.5 million in 2022, compared to €210.9 million in 2021. This increase was primarily due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead for filgotinib in 2022 which explains €59.7 million of the variance. The cost increase was also explained by an increase in personnel costs of €26.6 million in 2022 compared to 2021, which are related to an increase in our commercial work force driven by the commercial launch of filgotinib in Europe, accelerated non-cash cost recognition for subscription right plans related to good leavers and restructuring costs.

Other operating income (€46.8 million in 2022 compared to €53.7 million in 2021) decreased, mainly driven by lower grant and R&D incentives income.

We reported an operating loss amounting to €267.5 million in 2022, compared to an operating loss of €165.6 million in 2021.

Net financial income in 2022 amounted to €52.4 million, compared to net financial income of €42.6 million in 2021. Net financial income in 2022 was primarily attributable to €41.3 million of unrealized currency exchange gains on our cash and cash equivalents and current financial investments at amortized cost in U.S. dollars, and to €6.9 million of positive changes in the (fair) value of our current financial investments. The other financial expenses also had the effect of discounting our non-current deferred income of €7.7 million. Net interest income amounted to €11.1 million in 2022 as compared to €8.8 million of net interest expense in 2021.

We reported a group net loss in 2022 of €218.0 million, compared to a group net loss of €103.2 million in 2021.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

Cash, cash equivalents and current financial investments

Current financial investments and cash and cash equivalents totaled €4,094.1 million on 31 December 2022 as compared to €4,703.2 million on 31 December 2021.

Total net decrease in cash and cash equivalents and current financial investments amounted to €609.1 million in 2022, compared to a net decrease of €466.1 million in 2021. This net decrease was composed of (i) €513.8 million of operational cash burn, (ii) €153.4 million cash out from the acquisitions of CellPoint and AboundBio, net of cash acquired, offset by (iii) €6.9 million positive changes in (fair) value of current financial investments and €44.5 million of mainly positive exchange rate differences, and (iv) €6.7 million of cash proceeds from capital and share premium increase from exercise of subscription rights in 2022.

Operational cash burn (or operational cash flow if this liquidity measure is positive) is a financial measure that is not calculated in accordance with IFRS. Operational cash burn/cash flow is defined as the decrease or increase in our cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:

1. the net proceeds, if any, from share capital and share premium increases included in the net cash flow generated from/used in (–) financing activities
2. the net proceeds or cash used, if any, in acquisitions or disposals of businesses; the movement in restricted cash and movement in current financial investments, if any, the loans and advances given to third parties, if any, included in the net cash flow generated from/used in (–) investing activities
3. the cash used for other liabilities related to the acquisition of businesses, if any, included in the net cash flow generated from/used in (–) operating activities.

This alternative liquidity measure is in our view an important metric for a biotech company in the development stage.

The following table presents a reconciliation of operational cash burn, to the closest IFRS measures, for each of the periods indicated:

(thousands of €)	2022	2021
Increase/decrease (-) in cash and cash equivalents (excluding effect of exchange differences)	(1,747,545)	33,535
Less:		
Net proceeds from capital and share premium increases	(6,695)	(3,314)
Net purchase/sale (-) of current financial investments	1,087,032	(566,365)
Cash out from acquisition of subsidiaries, net of cash acquired	115,270	-
Cash advances and loans to third parties	10,000	-
Cash used for other liabilities related to the acquisition of subsidiaries	28,164	-
Cash in from disposals of subsidiaries, net of cash disposed of	-	(28,696)
Total operational cash burn	**(513,774)**	**(564,840)**

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Galapagos NV Annual Report 2022

THE GALAPAGOS GROUP The Galapagos share GalapagosNV(ticker:GLPG)hasbeenlistedonEuronextAmsterdamandBrusselssince 6May2005 and on the Nasdaq Global Select Market since 14May2015. Galapagos NV forms part of the Bel20 index (top 20 listed companies) on Euronext Brussels, the AMX Index (Amsterdam Midcap-index) on Euronext Amsterdam, and the NBI (Nasdaq Biotechnology Index) on Nasdaq in New York. The Galapagos share in 2022 80 60 40 20 0 01.01.2022 01.04.2022 01.07.2022 01.10.2022 31.12.2022 GLPG.AM (in EUR) GLPG.US (in USD) In 2022, the average daily trading volume on Euronext was 247,661shares and €12.7 million turnover. The daily trading volume on Nasdaq in 2022 was 259,904 American Depository Shares (ADSs) and $14.5 million turnover. 15 Galapagos NV Annual Report 2022

THE GALAPAGOS GROUP Galapagos vs Next Biotech Index in 2022 1.6 1.4 1.2 1 0.8 0.6 0.4 0.2 0 01.01.2022 01.04.2022 01.07.2022 01.10.2022 31.12.2022 GLPG (Euronext) Next Biotech Index Galapagos vs Nasdaq Biotechnology Index in 2022 1.4 1.2 1.0 0.8 0.6 0.4 0.2 0 01.01.2022 01.04.2022 01.07.2022 01.10.2022 31.12.2022 GLPG (Nasdaq) Nasdaq Biotechnology Index Investor relations activities 16 analysts cover the Galapagos stock. Our IR team participated in 20 investor conferences in 2022 in Europe and the U.S Severalbroker-organizedandself-organizedroadshowsand(virtual)meetingswereheld throughout the U.S. and Europe, during which we held approximately 600 investor meetings. 16 Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

We organized webcasts to present our 2021 Full Year, and our 2022 Q1, Half Year, and Q3 results.

The main topics of discussion with investors in 2022 included management changes, including the appointment of our new CEO, the strategic review, including refocusing of our pipeline and rightsizing of our operations, cash burn and capital allocation, the acquisitions of AboundBio and CellPoint, our BD plans, the collaboration with partner Gilead, commercial sales of Jyseleca® (filgotinib) in RA and first launch metrics for the treatment of UC in Europe, the clinical development plans with our selective TYK2 inhibitor, GLPG3667 in DM and SLE, and the initial results with GLPG5101 in rrNHL presented at ASH.

Our major shareholders at 31 December 2022 are provided in the chart below:


25.38%
Gilead
7.04%
Van Herk Investments
5.18%
EcoR1 Capital
5.90%
FMR LLC
0.05%
Insiders
56.45%
Other shareholders

Potential external impacts

COVID-19

Whilst the beginning of 2022 was globally marked by steeply increasing infection rates mainly due to the spread of the highly infectious Omicron-variant, the situation improved significantly as of the second quarter and the strict measures taken by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff could gradually be loosened. We nevertheless continue to monitor COVID-19 infection rates at global and local levels, and have systems in place to react quicky where needed to guarantee business continuity. We report the following impacts:

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

- *Staff*
  At Galapagos, we maintained the measures put in place by local governments to help prevent the spread of the COVID-19 virus and protect the physical and mental health of our staff, albeit that these measures were gradually loosened during 2022. The majority of our research staff continued to work from the office/labs. For teleworkable functions we continued the implementation of our hybrid working model launched in 2021, in locations where the ongoing COVID-19 situation and corresponding local governmental measures permitted us to do so. For those employees coming to the office, we maintained stringent cleaning and sanitation protocols. We further kept our global and site-specific business continuity plans up-to-date and continued to take appropriate recommended precautions.
- *Development portfolio*
  We have a business continuity plan for our clinical development programs. We closely monitor each program in the context of the current global and local situation of the COVID-19 pandemic and the associated specific regulatory, institutional, government guidance and policies related to COVID-19. Within the boundaries of these guidelines and policies, and in consultation with our contract research organizations (CROs) and clinical trial sites, we applied various measures to minimize the impact of the COVID-19 pandemic on our clinical development programs, with the primary aim to ensure the safety of our trial participants and to preserve the data integrity and scientific validity of the trials. These measures were implemented on a case-by-case basis, tailored to the specific study and country needs at any given time, with specific attention paid to vulnerable populations and the use of investigational medicines with immunosuppressive properties. The measures include, amongst others, increased, transparent communication to all stakeholders and the direct supply of investigational medicines to patients. For each clinical trial, we actively monitor and document the impact of COVID-19 to mitigate its effect on the study where necessary and to facilitate the interpretation and reporting of results.
- *Commercial organization*
  The form of outreach of our commercial teams to physicians and hospitals was impacted by the COVID-19 pandemic and consequent travel restrictions, and thus became partially virtual. The teams invested in digital channels as part of the overall commercial build strategy, and these channels are being utilized during our ongoing commercial launch. Thus far we note no material impact on the relative competitiveness of our commercial operations due to travel restrictions, nor have the effects of COVID-19 impacted our ability to engage in market access discussions. Nevertheless, healthcare systems are under pressure across Europe, increasing the volatility in reimbursement procedures and cost containment measures, and potentially reducing the number of new therapy options initiated by healthcare providers.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

Conflict in Ukraine

- We currently have no clinical studies that are enrolling patients in Ukraine and Russia. If our CROs experience significant or extended disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities, including delay of our clinical development plans and timelines, or could cause interruptions in operations of regulatory authorities. The impact on pivotal studies such as DIVERSITY has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our CROs' and our ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, could lead to delays in our overall developmental and commercialization timelines. This would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since 24 February 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia conflict and the associated specific regulatory, institutional, and government guidance and policies.

Going concern statement

To date, we have incurred significant operating losses, which are reflected in the consolidated balance sheet showing €496.7 million accumulated losses as at 31 December 2022. We realized a consolidated net loss of €218.0 million for the year ended 31 December 2022. Our existing current financial investments and cash and cash equivalents of €4,094.1 million at 31 December 2022 will enable us to fund our operating expenses and capital expenditure requirements at least for the next 12 months. The Board of Directors is also of the opinion that additional financing could be obtained, if required. Taking this into account, as well as the potential developments of our drug discovery and development activities, the Board of Directors is of the opinion that it can submit the financial statements on a going concern basis. Whilst our current financial investments and cash and cash equivalents are sufficient at least for the next 12 months, the Board of Directors points out that if the R&D activities go well, we may seek additional funding to support the continuing development of our products or to be able to execute other business opportunities.

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Galapagos NV Annual Report 2022

THE GALAPAGOS GROUP Risk management and internal control Riskmanagementisembeddedinourstrategyandisconsideredimportantforachieving our operational targets. To safeguard the proper implementation and execution of the group’s strategy, our Executive Committee has set up internal risk management and control systems within Galapagos. The Board of Directors has delegated an active role to the audit committee memberstomonitorthedesign,implementationandeffectivenessoftheseinternalrisk management and control systems. The purpose of these systems is to manage in an effective and efficient manner the significant risks to which Galapagos is exposed. The internal risk management and control system is designed to ensure: the careful monitoring of the effectiveness of our strategy Galapagos’ continuity and sustainability, through consistent accounting, reliable financial reporting and compliance with laws and regulations our focus on the most efficient and effective way to conduct our business We have defined our risk tolerance on a number of internal and external factors including: financialstrengthinthelongrun,representedbyrevenuegrowthandasolidbalance sheet liquidity in the short run; cash business performance measures; operational and net profitability scientific risks and opportunities dependence on our alliance partners compliance with relevant rules and regulations reputation The identification and analysis of risks is an ongoing process that is naturally a critical component of internal control. On the basis of these factors and Galapagos’ risk tolerance, the key controls within Galapagos will be registered and the effectiveness will be monitored. If the assessment shows the necessity to modify the controls we will do so. This could be the situation if the external environment changes, or the laws or regulations or the strategy of Galapagos change. The financial risks of Galapagos are managed centrally. The finance department of Galapagos coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning the activities of the group. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have nearly 20 Galapagos NV Annual Report 2022

THE GALAPAGOS GROUP no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash position. The group does not buy or trade financial instruments for speculative purposes. For further reference on financial risk management, see note 34 of the notes to the consolidated financial statements. We also refer to the Risk factors section of the annual report for additional details on general risk factors. Thecompany’sinternalcontrolsoverfinancialreportingareasubsetofinternalcontrols and include those policies and procedures that: pertaintothemaintenanceofrecordsthat,inreasonabledetail,accuratelyandfairly reflect the transactions and dispositions of the assets of the company providereasonableassurancethattransactionsarerecordedasnecessarytopermit preparation of financial statements in accordance with IFRSas adopted by the EU, and that our receipts and expenditures are being made only by authorized persons provide reasonable assurance regarding prevention or timely detection of unauthorizedacquisition,useordispositionofourassetsthatcouldhaveamaterial effect on the financial statements Our internal control over financial reporting includes controls over relevant IT systems that have an impact on financial reporting including accuracy and completeness of our account balances. Since the company has securities registered with the U.S. Securities and Exchange Commission (SEC) and is a large accelerated filer within the meaning of Rule 12b-2 of the U.S Securities Exchange Act of 1934, the company needs to assess the effectiveness of internal control over financial reporting and provide a report on the results of this assessment. In 2022 management has reviewed its internal controls over financial reporting based on criteria established in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and engaged an external advisor to help assess the effectiveness of those controls. As described in Section 404 of the U.S. Sarbanes-Oxley Act of 2002 and the rules implementing such act, we will include the management and the statutory auditor’s assessmentoftheeffectivenessofinternalcontroloverfinancialreportinginourannual report on Form 20-F, which is expected to be filed with the SEC on or around the publication date of the present annual report. 21 Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

Disclaimer and other information

This report contains the information required under Belgian law.

Galapagos NV is a limited liability company organized under the laws of Belgium, with its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Crossroads Enterprise Database (RPR Antwerp – division Mechelen) under number 0466.460.429. Throughout this report, the term "Galapagos NV" refers solely to the non-consolidated Belgian company, and references to "we," "our," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

This report is published in Dutch and English. Galapagos will use reasonable efforts to ensure the translation and conformity between the Dutch and English versions. In case of inconsistency between the Dutch and English versions, the Dutch version shall prevail.

This document is the PDF version of the report, and is a free translation (for information purposes only) of the official Dutch language version in the European single electronic format (ESEF) of the Annual Report 2022. The official Dutch language ESEF version of the report is available on our website (**www.glpg.com**). Please note that the official ESEF version takes precedence over this PDF version.

This report, as well as the statutory financial statements of Galapagos NV, are available free of charge and upon request to be addressed to:

Galapagos NV
Investor Relations
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel: +32 15 34 29 00
E-mail: **ir@glpg.com**

A digital version of this report, as well as the statutory financial statements of Galapagos NV, are available on our website (**www.glpg.com**).

We will use our reasonable efforts to ensure the accuracy of the digital version, but do not assume responsibility if inaccuracies or inconsistencies with the printed document arise as a result of any electronic transmission. Therefore, we consider only the printed version of this report to be legally valid. Other information on our website, or on other websites, does not form a part of this report.

As a U.S. listed company, we are also subject to the reporting requirements of the U.S. Securities and Exchange Commission, or SEC. An annual report will be filed with the SEC on Form 20-F. The Form 20-F is available in the SEC's EDGAR database (**https://www.sec.gov/edgar.shtml**), and a link thereto is posted on our website.

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

With the exception of filgotinib's approval as Jyseleca® for the treatment of moderate to severe rheumatoid arthritis and ulcerative colitis by the European Commission, Great Britain's Medicines and Healthcare products Regulatory Agency, and the Japanese Ministry of Health, Labour and Welfare, our drug candidates mentioned in this report are investigational; their efficacy and safety have not been fully evaluated by any regulatory authority.

Jyseleca® is a trademark of Galapagos NV and Gilead Sciences, Inc. or its related companies.

Forward-looking statements

This report contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as "believe," "anticipate," "expect," "intend," "plan," "seek," "upcoming," "future," "estimate," "may," "will," "could," "would," "potential," "forward," "goal," "next," "continue," "should," "encouraging," "aim," "progress," "remain," "explore," "initial," "promising," "deliver," "target," "further," as well as any similar expressions. Forward-looking statements contained in this report include, but are not limited to, statements made in the sections captioned "**Letter from our CEO and Chairman**", "**Corporate and Operational Performance**", and "**Portfolio**" of this report, the guidance from management regarding our financial results and expected operational use of cash and estimated peak sales for Jyseleca® during the financial year 2023, statements regarding our strategic and capital allocation priorities, statements regarding the acquisitions of CellPoint and AboundBio, including statements regarding anticipated benefits of the acquisitions and the integration of CellPoint and AboundBio into our portfolio and strategic plans, statements regarding our regulatory outlook, statements regarding preliminary, interim and topline data from the ATALANTA-1, EUPLAGIA-1, MANGROVE, FILOSOPHY, CALOSOMA, SEA TURTLE, GALARISSO, and LADYBUG-studies and any other data or analyses related to CD19 CAR-T, and our plans and strategy with respect to such studies, statements regarding the timing and likelihood of business development projects and external innovation, statements regarding the amount and timing of potential future milestones, opt-in, royalty or other payments, statements regarding our R&D-plans, strategy, and outlook, including progress on our immunology or oncology-portfolio, our CAR-T-portfolio, or our SIKi-portfolio, and any potential changes in such strategy, statements regarding our pipeline and complementary technology platforms faciliting future growth, statements regarding our strategic re-evaluation, including our ambition by 2028, statements regarding our commercialization efforts for filgotinib, our product candidates, and any of our future approved products, statements regarding our expectations on commercial sales of filgotinib and any of our product candidates (if approved), statements regarding our collaboration with Lonza, statements regarding the global R&D-collaboration with Gilead, and the amendment of our arrangement with Gilead for commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of ongoing and planned preclinical studies and clinical trials, including, but not limited to, with (i) filgotinib in RA, UC and AxSpA, (ii) with GLPG3667 in SLE and DM, (iii) compounds from our SIKi-portfolio, (iv) GLPG2737 in ADPKD, (v) GLPG5101 in rrNHL and rSLE, (vi) GLPG5201 in rrCLL and rrSLL, (vii) GLPG5301 in rrMM, and (viii) with the next-generation CAR-Ts and bispecific

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

antibodies, including recruitment for trials and topline results for trials and studies in our portolio, statements related to the EMA's safety review of JAK inhibitors used to treat certain inflammatory disorders, including filgotinib, initiated at the request of the European Commission (EC) under article 20 of Regulation No 726/2004, and regarding the related CHMP opinion and the related EC's decision, statements about the European label update based on testicular function safety data from the MANTA/MANTA RAy-studies and regarding the related CHMP opinion, statements relating to interactions with regulatory authorities, statements relating to the timing or likelihood of additional regulatory authorities' approval of marketing authorization for filgotinib for RA, UC or other indications, such additional regulatory authorities requiring additional studies, and the timing or likelihood of pricing and reimbursement interactions for filgotinib, statements relating to the development of our commercial organization, commercial sales, and rollout of our products or product candidates (if approved), statements related to the expected reimbursement for Jyseleca®, statements regarding the preparations for the Phase 2 programs with our TYK2 inhibitor product candidate, GLPG3667, and the timing for the start of a study in SLE, statements regarding the timing of clinical development with our CD19 CAR-T candidate, GLPG5101, in rSLE, statements regarding the progress of patient recruitment efforts in the European sites of the Phase 1/2 ATALANTA-1-study with our CD19 CAR-T candidate, GLPG5101, in rrNHL, as well as in the EUPLAGIA-1-study with our CD19 CAR-T candidate, GLPG5201, in rrCLL/SLL, and the timing for topline results from such studies, statements regarding the timing for expansion of, and patient enrolment in, the CAR-T-portfolio with a BCMA CAR-T product candidate, GLPG5301, in rrMM, statements regarding our "Forward, Sustainably" strategy and the related materiality assessment, statements regarding the changes in our leadership and expected resulting benefits, and statements regarding our strategy, portfolio goals, business plans, and sustainability plans. We caution the reader that forward-looking statements are based on our management's current expectations and beliefs and are not guarantees of any future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause our actual results, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such statements. Such risks include, but are not limited to, the risk that our beliefs, guidance, and expectations regarding our 2023 revenues, cash burn, operation expenses, or other financial may be incorrect (including because one or more of our assumptions underlying our revenue or expense expectations may not be realized), the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities, and regulatory approval requirements (including, but not limited to, the risk that data from our ongoing and planned clinical research programs in RA, UC, AxSpA, SLE, DM, ADPKD, rSLE, NHL, CLL, rrMM, or any other indications or diseases, may not support registration or further development of our product candidates due to safety, or efficacy concerns, or any other reasons), risks related to the acquisitions of CellPoint and AboundBio, including the risk that we may not achieve the anticipated benefits of the acquisitions of CellPoint and AboundBio, the inherent risks and uncertainties associated with target discovery and validation, and drug discovery and development activities, the risk that the preliminary and topline data from the ATALANTA-1, EUPLAGIA-1,

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Galapagos NV Annual Report 2022

Galápagos
THE GALAPAGOS GROUP

MANGROVE, FILOSOPHY, CALOSOMA, SEA TURTLE, GALARISSO, and LADYBUG-studies may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, Gilead and Lonza), the risk that the transition of the European commercialization responsibility of filgotinib from Gilead to us, will not have the currently expected results for our business and results of operations, the risk that estimates regarding our filgotinib development program and the commercial potential of our product candidates and our expectations regarding the costs and revenues associated with the transfer of European commercialization rights to filgotinib may be incorrect, the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our projections and expectations regarding the commercial potential of our product candidates or expectations regarding the revenues and costs associated with the commercialization rights may be inaccurate, the risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all, the risk that we will be unable to successfully achieve the anticipated benefits from our leadership transition, the risk that we will encounter challenges retaining or attracting talent, the risks related to disruption in our operations, supply chain, or ongoing studies due to the conflict between Russia and Ukraine, the risks related to continued regulatory review of filgotinib following approval by relevant regulatory authorities, including by the EC and EMA, and the EMA's safety review of JAK inhibitors used to treat certain inflammatory disorders, the risk that the EMA and/or other regulatory authorities determine that additional post-approval trials of filgotinib or any other product candidate that are approved in the future would be required, the risk that the EMA and/or other regulatory authorities may require that the market authorization for filgotinib in the EU be amended, the risk that the EMA and/or other regulatory authorities may impose JAK class-based warnings, the risk that the EMA's and/or other regulatory authorities' safety review may negatively impact acceptance of filgotinib by patients, the medical community, or healthcare payors, and the risks and uncertainties related to the impact of the COVID-19 pandemic. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the SEC, including in our most recent annual report on Form 20-F filed with the SEC, and our subsequent filings and reports filed with the SEC. We also refer to the "**Risk Factors**" section of this report. Given these risks and uncertainties, the reader is advised not to place any undue reliance on any such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this report. We expressly disclaim any obligation to update any such statements in this report to reflect any change in our expectations with regard thereto, or any change in events, conditions or circumstances on which any such statements is based, or that may affect the likelihood that actual results will differ from those set forth in any such statements, unless specifically required by law or regulation.

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Galapagos NV Annual Report 2022

Portfolio Our programs in immunology and oncology Outlook for 2023 Forward with Purpose

Galápagos
PORTFOLIO

Portfolio and outlook 2023

Portfolio

The following chart provides an overview of our lead product and product candidates currently in development as of the date of the publication of this report.


ONCOLOGY
Program
Class
Phase 1
Phase 2
Phase 3
Approved
5101
CD19 CAR-T
NHL
5201
CD19 CAR-T
CLL
5301
BCMA CAR-T
MM
Next-gen CAR-T
IMMUNOLOGY
Program
Class
Phase 1
Phase 2
Phase 3
Approved
filgotinib
JAK1
AxSpA
RA & UC
3667
TYK2
SLE
DM
SIKi
5101
CD19 CAR-T
SLE

Note: filgotinib is approved for RA and UC in Europe and Japan.
AxSpA, axial spondyloarthritis; RA, rheumatoid arthritis; UC, ulcerative colitis; rSLE, refractory systemic lupus erythematosus; DM, dermatomyositis; NHL, non-Hodgkin lymphoma; CLL, chronic lymphocytic leukemia; MM, multiple myeloma

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Galapagos NV Annual Report 2022

PORTFOLIO Outlook 2023 Topline results GLPG5101: GLPG5201: Filgotinib: CD19 CAR-T CD19 CAR-T FILOSOPHY Phase 1 part of Phase 1 part of Phase 4 in RA Phase 1/2 in NHL Phase 1/2 in CLL Regulatory progress CD19 CAR-T IND submission in the US Trial initations GLPG5101/ Filgotinib: CD19 CAR-T GLPG5201: Phase 3 in AxSpA Phase 2 in rSLE CD19 CAR-T NHL/CLL expansion cohorts GLPG5301: GLPG3667: BCMA CAR-T TYK2i Phase 2 in Phase 1/2 in MM DM & SLE 28 Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

Immunology

Small Molecules pipeline

Jyseleca® franchise

Jyseleca® in rheumatoid arthritis (RA)

RA is a chronic autoimmune disease that affects more than three million patients in the United States and Europe. RA is characterized by inflammation and degeneration of the joints. Patients suffer from pain, stiffness, and restricted mobility due to a persistent inflammation of multiple joints, ultimately resulting in irreversible damage of the joint cartilage and bone. The current market for RA treatments in the five major European markets (EU5) is approximately €3.3 billion. Despite progress in the treatment of RA, there remains a considerable unmet need as sustained remission remains rare.[7]

In 2003, we discovered JAK1 as a novel, differentiated target in an inflammation target discovery assay and subsequently developed filgotinib as a novel small molecule inhibitor with preferential selectivity for JAK1.

To date there are 4 JAK inhibitors approved for the treatment of RA in the EU5, including Jyseleca® (filgotinib) an orally administered preferential JAK1 inhibitor.

Below we present the RA market in the EU5.

[7] Chen Y, et al. Clin Rheumatol. 2019 Mar;38(3):727-738. doi: 10.1007/s10067-018-4340-7. Epub 2018 Oct 19.

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Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

JAKi RA market share
(total)


25%
16%
59%
25%
15%
59%
27%
16%
57%
23%
18%
58%
27%
22%
51%
26%
21%
53%
Q1'20
Q3'20
Q1'21
Q3'21
Q1'22
Q3'22
Anti TNF
JAKi
Other biologics

Source: Market research from Therapy Watch, Q3 2022 (6 month average)

Regulatory progress of Jyseleca® in RA

In 2020, Jyseleca® (filgotinib 200mg and 100mg) obtained regulatory approval in Europe, Great-Britain, and Japan for the treatment of adult patients with moderate to severe active RA.

The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp.

Also in 2020, Gilead Sciences, Inc (Gilead) received a Complete Response Letter (CRL) from the US Food and Drug Administration (FDA) for the New Drug Application (NDA) for filgotinib. Consequently, Gilead decided not to advance with resubmission in the US for approval of filgotinib as a treatment for RA in the U.S.

In 2022, the Pharmacovigilance Risk Assessment Committee (PRAC) of the European Medicines Agency (EMA) concluded its Article 20 safety review of all JAK inhibitors approved in the EU for the treatment of inflammatory diseases and recommended the harmonization of all labels. PRAC concluded that JAK inhibitors should maintain their indication for the treatment of patients with RA who have responded inadequately to or who cannot tolerate disease modifying anti-rheumatic drugs (DMARDs) therapy, and for patients with UC who have responded inadequately to or who cannot tolerate conventional therapy or biologics. PRAC also recommended all JAK inhibitor product labels be updated to include a precautionary approach for use of JAK inhibitors in patients with identified risk factors only if no suitable treatment alternative is available

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Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

(Section 4.4 of the product label – Warning and Precautions). On 11 November 2022, the Committee for Medicinal Products for Human Use (CHMP), the scientific committee of the EMA, adopted PRAC's recommendation and on 10 March 2023, this decision was approved by the European Commission.

Commercialization of Jyseleca® in RA

In 2021, we took full ownership of the manufacturing and commercialization of Jyseleca® in Europe and became the Marketing Authorization Holder (MAH) in 27 countries in Europe. Jyseleca® is now reimbursed in 15 countries for RA, including the major markets Germany, France, Spain, Italy, and Great Britain.

In Central and Eastern Europe, Portugal, Greece and the Baltic countries, our partner Swedish Orphan Biovitrum AB (Sobi) is responsible for the distribution and commercialization of Jyseleca®. The graphic below represents the reimbursement progress of Jyseleca® throughout Europe since its approval for RA in September 2020.

Jyseleca® reimbursement in RA in Europe


Reimbursed (15 countries)
In progress
Eastern and Central Europe, Portugal, Greece, Baltic countries partnered with Sobi

Under our amended collaboration agreement with Gilead, Gilead remains responsible for the commercialization and distribution of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in RA and is co-marketed with Eisai.

See further details regarding the revised Gilead collaboration agreement for filgotinib in our **Notes to the consolidated financial statements**.

Safety and efficacy in the filgotinib RA development program

Filgotinib has shown favorable results in terms of onset of action, efficacy, safety, and tolerability from the FINCH Phase 3 and DARWIN Phase 2 clinical programs.

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Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

As part of the filgotinib development program, we initiated FINCH 4 in RA. The FINCH 4 study is a multi-center, open-label, long-term extension study to assess the safety and efficacy of filgotinib in patients with RA, which enrolled subjects who completed either the FINCH 1, FINCH 2, or FINCH 3 studies.

We and Gilead published integrated safety data from 7 RA studies in *Annals of the Rheumatic Diseases* (Winthrop *et al.* 2021). Data were integrated from 3 Phase 3 studies (FINCH 1 – 3), 2 Phase 2 studies (DARWIN 1, 2), and 2 long-term extension studies (DARWIN 3, FINCH 4) including up to 5.6 years of filgotinib exposure, and over a median of 1.6 years. In this pooled analysis, filgotinib was well-tolerated, and no new safety concerns were identified. Adverse events of MACE and DVT/PE were rare and occurred in similar numbers among all treatment groups, and with a similar incidence rate across all dose groups. The data underscore the acceptable safety and tolerability profile of filgotinib as monotherapy and in conjunction with MTX/csDMARDs[8] in RA.

In preclinical animal toxicology studies, when administered at doses beyond its approved dose in humans, filgotinib induced adverse effects on semen parameters. Consequently, we and Gilead conducted dedicated male patient semen analysis studies in UC and CD patients called MANTA, and RA, ankylosing spondylitis (AS), and psoriatic arthritis (PsA) patients, called MANTA-RAy, concurrent to all Phase 3 programs.

In March 2021, we reported on the primary endpoint with the MANTA and MANTA-RAy studies investigating the effect on semen parameters, which indicated that 8.3% of patients on placebo and 6.7% of patients on 200mg filgotinib had a 50% or more decline in sperm concentration at Week 13. Subsequently, a Type II variation application was submitted to the EMA in June 2022, supported by interim data on the primary, secondary and exploratory endpoints at Week 13 and 26 for subjects who met a prespecified sperm decrease at these timepoints (up to Week 52) from the MANTA and MANTA-RAy studies. Following assessment of the interim data by the CHMP, it was concluded in the opinion that the data did not reveal a difference between treatment groups in the proportion of patients who had a 50% or more decrease from baseline in semen parameters at Week 13 (pooled primary endpoint: filgotinib 6.7%, placebo 8.3%) and at Week 26. Further, CHMP concluded that the data did not show any relevant changes in sex hormone levels or change from baseline in semen parameters across treatment groups. The CHMP concluded that these clinical data were not suggestive of filgotinib-related effects on testicular function. In October 2022, we received a positive CHMP opinion to update the European label whereby the language in the section of the Special Warnings and Precautions about the potential effect of filgotinib on sperm production and male fertility was removed from the Summary of Product Characteristics (SmPC). In addition, the MANTA/RAy studies were removed from the Risk Management Plan (RMP).

In 2022, we presented preliminary results from our first international, real-world arthritis study, FILOSOPHY, *FILgotinib Observational Study Of Patient Health-related outcomes*, at the American College of Rheumatology (ACR) Convergence 2022 meeting. The data showed that filgotinib induced rapid relief in pain and fatigue as early as Week 1 as well as improvements in disease activity[9] at Month 1. These interim results were based

[8] Conventional synthetic DMARDs
[9] Galloway J, Bevers K, Vershueren P, et al. Presented at: ACR Convergence 2022; November 10-14, 2022; Philadelphia, Pennsylvania.

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Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

on data from 200 real-world patients with moderate to severe active RA enrolled in Germany, the United Kingdom, the Netherlands, Belgium and Italy.

Jyseleca® in ulcerative colitis (UC)

UC is an inflammatory bowel disease (IBD) resulting in ulcerations and inflammation of the inner layer of the colon and rectum. The current market for UC treatments is estimated at ~€1.0 billion in the EU5.

Current treatment landscape in UC in Europe

Biologic therapies for UC were dominated by tumor necrosis factor (TNF) antagonists for nearly 20 years, but anti-integrin and anti-interleukin IL-12/IL-23 antibodies have recently become available.

Although the introduction of advanced therapies has improved the treatment of UC for some patients, 30% of patients do not respond to treatment,[10] and 19% to 59% of initial responders do not have a sustainable treatment response.[11]

Therefore, the medical need for improved treatment efficacy with additional treatment options remains high.

The current market in Europe for UC is approximately €1.0 billion and is expected to grow at a CAGR of 10% between 2020 and 2029.[12]

Current European treatment landscape in UC


27%
Other biologics
7%
JAKi
66%
Anti-TNF

Source: UC Therapy Watch (Research Partnership) Q3 2021. Share of prescriptions of advanced therapies

[10] Allez M et al. Report of the ECCO pathogenesis workshop on anti-TNF therapy failures in inflammatory bowel diseases: definitions, frequency and pharmacological aspects. J Crohns Colitis. 2010 Oct;4(4):355-66.
[11] Ma C et al. Outpatient Ulcerative Colitis Primary Anti-TNF Responders Receiving Adalimumab or Infliximab Maintenance Therapy Have Similar Rates of Secondary Loss of Response. J Clin Gastroenterol. 2015 Sep;49(8):675-82.
[12] CAGR: compounded annual growth rate. Source: UC Therapy Watch

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PORTFOLIO Regulatory progress and commercialization of Jyseleca® in UC Filgotinib obtained regulatory approval for the treatment of adults with moderate to severeUCintheEuropeanUnionin2021,andinGreatBritainandJapaninJanuaryand March 2022, respectively. Filgotinib is marketed as Jyseleca® in Europe and Japan for the treatment of adult patientswithmoderatetosevereactiveUCwhohavehadaninadequateresponsewith, lost response to, or were intolerant to either conventional therapy or a biologic agent. Jyseleca(filgotinib)100mgand200mgareregisteredintheabove-mentionedterritories. The European Summary of Product Characteristics for filgotinib, which includes contraindications and special warnings and precautions, is available at www.ema.europa.eu. The Great Britain Summary of Product Characteristics for filgotinib can be found at www.medicines.org.uk/emc and the Northern Ireland Summary of Product Characteristics for filgotinib can be found at www.emcmedicines.com/en-GB/northernireland, respectively. The interview form from the Japanese Ministry of Health, Labour and Welfare is available at www.info.pmda.go.jp. Jyseleca® reimbursement in UC in Europe Jyseleca® is marketed by Galapagos in Europe and is now reimbursed in 13 countries in Europe (see graph below), including the major markets Great Britain, France and Germany. In Central and Eastern Europe, Portugal, Greece and the Baltic countries, our partner Sobi is responsible for the distribution and commercialization of Jyseleca®. Gilead is responsible for the distribution and commercialization of Jyseleca® outside of Europe, including in Japan where Jyseleca® is approved in UC and is co-marketed with Eisai. 34 Galapagos NV Annual Report 2022

PORTFOLIO Jyseleca® reimbursements in UC Reimbursed (13 countries) In progress Eastern and Central Europe, Portugal, Greece, Baltic countries partnered with Sobi Safety and efficacy in the filgotinib UC development program Filgotinib 200mg has shown favorable results in terms of rapid onset of action, efficacy, safety, and tolerability from the SELECTION Phase 3 program in patients with moderate to severe UC. The SELECTION Phase 3 data (Feagan et al. 2021) were published in The Lancet. Both in biologic-naïve and in biologic-experienced patients, a rapid onset of action for filgotinib200mgatWeek2,withasustainedeffectupto10weeks,wasobservedinapre-specifiedexploratoryanalysisoftheSELECTIONstudy.Thegraphbelowshowstherapid onset in both cohorts using the partial Mayo Clinic Score. 35 Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

Rapid response with symptom relief from Week 2

Induction (SELECTION)


biologic-naïve
biologic-IR
CFB in partial MCS (+/-SE)
0.1
0.0
-0.5
-1.0
-1.5
-2.0
-2.5
-3.0
-3.5
-4.0
Baseline
week 2
week 4
week 6
week 10
Placebo (N=137)
Filgotinib 200mg (N=245)
Placebo (N=142)
Filgotinib 200mg (N=262)

Results from a pre-specified exploratory analysis
* P < .05 filgotinib vs placebo (nominal p-values)
Biologic-IR: biologic-inadequate response, CFB: change from baseline, partial MCS: partial Mayo Clinic Score
Partial Mayo Clinic Score is based on all MCS subscores except for the endoscopy score

Additionally, data from a post-hoc analysis of the maintenance study showed that a greater proportion of biologic-naïve and biologic-experienced patients receiving filgotinib 200mg maintained clinical remission up to 58 weeks versus those receiving placebo (37% versus 11%; $p<0.001$) and had histologic remission (38% versus 13%; $p<0.001$) and 6-month corticosteroid-free clinical remission (27% versus 6%; $p<0.01$) as shown in the graph below, and published in *The Lancet* (Feagan *et al.* 2021).

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PORTFOLIO

Sustained remission at Week 58

Maintenance (SELECTION)


Clinical remission (primary endpoint)
Histologic remission
6-Month CS-free clinical remission
Δ26
Δ25
Δ21
Proportion of patients (%)
****
**
11
37
13
38
6
27
(n=98)
(n=199)
(n=98)
(n=199)
(n=47)
(n=92)
Placebo
Filgotinib 200mg

** P < .01; **** P < .0001 filgotinib vs placebo
CS: corticosteroid
Clinical remission as measured by EBS (endoscopy subscore of 0 or 1, rectal bleeding subscore of 0, stool frequency subscore of 0 or 1)

Furthermore in 2021, additional safety data from the SELECTION studies were presented at the 16th European Crohn's and Colitis Organisation (ECCO) 2021 virtual congress (Schreiber *et al.* 2021). Data were analyzed from the SELECTION induction, maintenance, and long-term extension study with a cumulative treatment exposure of 1,207 patient years for filgotinib 200mg versus 318 patient years for placebo, showing results consistent with the original induction and maintenance studies, where filgotinib was well tolerated in patients with moderate to severe active UC.

In 2022, we presented a set of new data from the SELECTION study and SELECTION long-term extension study in UC at the ECCO 2022 annual conference. The key findings were:

1. Continued treatment with filgotinib for up to an additional 96 weeks in the long-term extension study was effective in maintaining long-term improvements in UC symptoms;
2. Retreatment with filgotinib upon interruption resulted in recovery of efficacy in most patients and filgotinib was well tolerated with no new safety concerns;
3. Filgotinib's efficacy profile was consistent and the safety profile acceptable regardless of the age group, analysing patients up to 75 years of age; and
4. Filgotinib was able to achieve the high bar of efficacy as defined by a combined endpoint of clinical and quality of life (QoL) remission, endoscopic and biomarker improvement.

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PORTFOLIO

In 2023, we presented additional new analyses from the SELECTION program with filgotinib at the annual ECCO congress. These include new analysis from the long-term extension (LTE) study evaluating the safety and efficacy of filgotinib in UC for nearly four years; an analysis of the prolonged benefit of filgotinib in UC; an analysis exploring factors associated with the partial Mayo Clinic Score (pMCS) over time; and analysis of the effect of filgotinib on anaemia in UC patients. Additionally, we presented pooled data from five Phase 2/3 trials, and two long-term extension trials of filgotinib designed to further understand the safety profile of filgotinib in UC and RA. Data from the SELECTIONLTE study showed that filgotinib 200mg maintained symptomatic remission and health-related quality of life (HRQoL) for up to approximately four years. Amongst subjects who completed the study, the reduction in mean pMCS in SELECTION was maintained up to LTE Week 144. In non-responders, mean pMCS decreased from LTE baseline to Week 192. The results also showed that a high proportion of completers (>80% of patients) and non-responders (>70% of patients) achieved remission according to the Inflammatory Bowel Disease Questionnaire[13]. The safety profile of filgotinib 200mg in the SELECTIONLTE study was generally consistent with the safety profile observed in previous SELECTION studies, with no new safety signals observed.

Filgotinib in Crohn's disease (CD)

CD is an IBD of unknown cause, which results in chronic inflammation of the gastrointestinal (GI) tract with a relapsing and remitting course.

FITZROY Phase 2 program in CD

The FITZROY Phase 2 trial evaluated the efficacy and safety of filgotinib 200mg once-daily in 174 patients with moderate to severe active CD and mucosal ulceration, who were either anti-TNF naive or anti-TNF failures. As reported in *The Lancet* (Vermeire *et al.* 2016), the FITZROY Phase 2 trial achieved the primary endpoint of clinical remission at Week 10, and filgotinib demonstrated a favorable tolerability profile consistent with the DARWIN trials in RA.

DIVERSITY Phase 3 program in CD

Gilead initiated the Phase 3 DIVERSITY trial with filgotinib in CD in November 2016, and following our amended collaboration agreement with Gilead, Galapagos became the sole sponsor of DIVERSITY (including all development costs) and the long-term extension study, and the parties completed the transfer of all data to Galapagos in March 2023. Under the terms of the amended agreement, Gilead made a one-time payment of $15 million to Galapagos.

DIVERSITY consisted of a combined (induction and maintenance), double-blind, placebo-controlled Phase 3 trial, enrolling 1,374 biologic-naive and biologic-experienced patients with moderate to severe active CD in 384 centers worldwide. The primary objectives of the trial were to evaluate the safety and efficacy of filgotinib 100mg or 200mg, once-daily oral treatments, versus placebo.

[13] The Inflammatory Bowel Disease Questionnaire is a widely used questionnaire for HRQoL assessment in patients with inflammatory bowel diseases.

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The co-primary endpoints at Week 10 and Week 58 were clinical remission per Patient Reported Outcome (PRO-2) and endoscopic response per Simple Endoscopic Score for Crohn's Disease (SES-CD). Clinical remission measured by the Crohn's Disease Activity Index (CDAI) was a key secondary endpoint in the induction and maintenance phase of the study. Additional secondary endpoints were clinical remission and endoscopic response (combined into a single endpoint on a patient level) at Week 10, clinical remission and endoscopic response (combined into a single endpoint on a patient level) at Weeks 10 and 58, sustained clinical remission and endoscopic response at Weeks 10 and 58, and 6-month corticosteroid-free clinical remission at Week 58 (see graphic below).

Induction Cohort A included biologic-naïve (54%) and biologic-experienced (46%) patients; induction Cohort B included biologic-experienced patients. In total, 33% of patients in Cohort A and 52% of patients in Cohort B had failed treatment with 3 or more biologic drugs.


Induction endpoints week 10
Maintenance endpoints week 58
• Clinical remission (CDAI <150)
• Endoscopic response (SES-CD score, reduction ≥50% from BSL)
Baseline
week 11
Biologic-naïve and experienced
Biologic-experienced
200mg
100mg
Placebo
200mg
100mg
Placebo
Responders re-randomized
200mg
Placebo
100mg
Placebo
Long term extension study
Placebo responders remain on placebo
Non-responders/worsening of disease: go to LTE

Filgotinib is not approved in CD by any regulatory authority

On 8 February 2023, Galapagos announced topline results from the DIVERSITY study.

Both induction cohorts of the study failed to meet the co-primary endpoints of clinical remission and endoscopic response for filgotinib, 100mg and 200mg once-daily. In the maintenance phase of the study, a statistically significant higher proportion of patients receiving filgotinib 200mg once-daily achieved the co-primary endpoints of clinical remission (43.8% vs. 26.4%; p=0.0382) and endoscopic response (30.4% vs. 9.4%; p=0.0038) compared to placebo at Week 58.

The safety observations of the study were in line with the underlying disease and were consistent with the safety profile of filgotinib observed in previous studies across indications.

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Based on these topline data, Galapagos decided not to submit a Marketing Authorization Application in Europe for filgotinib in CD. The full results will be further analyzed to gain valuable insights to guide future research efforts.

## Our TYK2 program: GLPG3667

GLPG3667 is an investigational reversible and selective TYK2 kinase domain inhibitor that was discovered by us and evaluated in a Phase 1 healthy volunteer study in 2020. The Phase 1 study was a randomized, double-blind, placebo-controlled dose escalation study evaluating safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of single and multiple ascending oral doses of GLPG3667 for 13 days.

Blood was drawn at multiple time points on Day 1 and on Day 10 and stimulated *ex vivo* with several cytokines, including IFNα, to analyze the level of inhibition of inflammation, including the effect on phosphorylated signal transducer and activator of transcription (pSTAT) signaling as well as hematological parameters, lipids and creatine-phosphokinase (CPK) (see graphs below).

### '3667 is a potent, selective TYK2 inhibitor


pSTAT inhibition vs d1 predose (%)
20
0
-20
-40
-60
-80
-100
0
3
6
9
12
15
18
21
24
Time post-administration (h)
IFNα/pSTAT1
GM-CSF/pSTAT5
percentage of pSTAT-positive cells
50
40
30
20
10
0
predose
3hr post-administration
IFNα/pSTAT1
IFNα/pSTAT3
IL-2/pSTAT5

- '3667 high dose (150mg QD) in HV for 14 days (n=6)
- Collected blood (day 10) triggered *ex vivo* with IFNα or GM-CSF

- '3667 high dose (150mg QD) in HV for 4 days (n=14)
- Blood collected at $T_{max}$ (3h post-administration) triggered *ex vivo* with IFNα, IL-2

HV, healthy volunteer. Source: company data

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PORTFOLIO No effect on hematological parameters, lipids and CPK Placebo 30mg ‘3667 90mg ‘3667 150mg ‘3667 180 Hemoglobin (g/L) 8 Neutrophils (109/L) 300 CPK (U/L) 160 6 200 140 4 120 2 100 100 0 0 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 4 Lymphocytes (109/L) Platelets(109/L) 10 Cholesterol (mmol/L) 600 3 8 2 400 6 4 1 200 2 0 0 0 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 BL Day 2 Day 6 Day 8 Day 11 Mean values. Source: company data. CPK: creatine phosphokinase Following these results, we initiated a randomized, placebo-controlled, double-blind Phase 1b study in 31 patients with moderate to severe plaque psoriasis. Patients were randomized in a 1:1:1 ratio to a daily oral dose of GLPG3667 (low dose or high dose) or placebo, for a total of 4weeks. In July 2021, we announced positive topline results demonstrating that GLPG3667 was generally well tolerated with a positive response signal at Week 4 (see graph below): At Week 4, four out of 10 patients in the high dose group had a Psoriasis Area and SeverityIndex(PASI)50response,definedasatleasta50%improvementinPASIfrom baseline, compared to one out of 10 subjects on placebo. There were no subjects with a PASI 50 response on the low dose of GLPG3667. The 4 responders in the high dose group of GLPG3667 achieved a 52%, 65%, 74% and 81% improvement respectively in their PASI scores from baseline, while the subject randomized to placeboimprovedby52%.Positiveefficacysignalswerealsoobservedwiththehigh dose for other endpoints, including affected Body Surface Area and physician and patient global assessment, versus placebo at Week 4. 41 Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

#### GLPG3667: clinical activity in Psoriasis at Week 4

## Phase 1b psoriasis study with '3667

**Clinical activity at 4 weeks with once daily dosing**


PASI 75
PASI 50
% of subjects achieving %CFB or less
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
−100%
−75%
−50%
−25%
0%
25%
PASI %CFB
'3667 (150mg) (N=10)
'3667 (50mg) (N=11)
Placebo (N=10)

CFB, change from baseline. Source: company data
*Papp et al, NEJM, 2018

- One subject in the low dose group interrupted participation in the study for one day due to exacerbation of psoriasis. The majority of treatment related adverse events (AEs) were mild in nature and transient. There were no deaths or serious adverse events (SAEs) in this 4-week study.

Following these results, in 2022, we initiated the preparations for the Phase 2 studies with GLPG3667 in dermatomyositis (DM) and systemic lupus erythematosus (SLE).

DM is the most common form of idiopathic inflammatory myopathies (IIM) and is characterized by inflammatory and degenerative changes of the muscles and skin. IIMs are a heterogenous group of rare autoimmune disorders primarily affecting the proximal muscles. They are characterized by severe muscle weakness, muscle enzyme elevations, inflammation on muscle biopsy, and extra-muscular manifestations. The quality of life of patients with DM is impaired due to muscle weakness and pain, and skin disease activity.[14] The overall mortality ratio in DM patients also remains three times higher compared to the general population, with cancer, lung, and cardiac complications and infections being the most common causes of death.

The Phase 2 studies in DM and SLE are expected to start later in 2023.

[14] Goreshi R, et al. Quality of life in dermatomyositis. *J Am Acad Dermatol.* 2011 Dec;65(6):1107-16.

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PORTFOLIO

Our SIK program

The Salt-Inducible Kinases (SIK) belong to a novel class of targets with immune-modulatory function discovered in an inflammation phenotypic cell assay with our proprietary target discovery platform. The search, identification, and validation for this novel class of targets started with the ambition to find novel druggable targets with a differentiating mechanism-of-action to develop new therapeutic candidates demonstrating an improved efficacy and safety profile relative to existing therapies. Although significant progress has been made with novel therapies in recent years, for instance in psoriasis, the unmet need to manage chronic inflammatory diseases related to joints, the bowel, and other organs remains an important objective in public health.

The SIK family, which includes 3 members SIK1, SIK2, and SIK3, has been shown to contribute to biologic pathways across multiple immune cells. SIK inhibition has the potential to reduce the production of pro-inflammatory cytokines coupled with enhanced production of immunoregulatory mediators. This unique mechanism-of-action offers the potential to restore the immune balance that is typically out of balance in autoimmune diseases, and differentiate product candidates from existing therapies that predominantly act by suppressing the immune system.

We have been focusing our medicinal chemistry efforts on these targets, delivering over 5,000 synthesized molecules, and more than 11 different chemical series with different SIK-isoform selectivity profiles. The first lead molecule from this program, GLPG3970, a selective SIK2/SIK3 inhibitor, has demonstrated a response across several disease models that has led to the investigation of a series of early-stage clinical trials in psoriasis (CALOSOMA), UC (SEA TURTLE), and RA (LADYBUG). The topline results for GLPG3970 were announced in July 2021.

Thorough analysis of clinical endpoints and exploratory biomarker research has confirmed meaningful signals of biological activity in psoriasis and UC patients despite short treatment duration and suboptimal PK properties. A second candidate, GLPG4399, selective for SIK3, was tested in a Phase 1 healthy volunteer study but will not be further pursued for clinical development.

SIK portfolio outlook

From the clinical studies described above we learned that the SIK pathway has the potential to play an important role in inflammation and confirms the therapeutic potential of SIK inhibitors in inflammatory diseases. Although we will not progress GLPG3970 and GLPG4399 further into clinical development, the study results are an essential part of the broad evidence package that we are assembling on our SIK program. This strengthens our understanding of the best approach going forward. We are currently performing medicinal chemistry activities with the goal to start preclinical development with a selective SIK inhibitor later in 2023.

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CAR-T pipeline

GLPG5101 in refractory SLE

SLE is a female predominant, relapsing and remitting autoimmune disease, characterized by the formation of autoantibodies and immune complex–mediated inflammation. This results in systemic progressive multiple organ damage, which is associated with high morbidity and mortality.

Recently published data from a pilot study indicate that CAR-T cell therapy may have the potential to achieve long-term drug-free SLE remission.[15,16]

Given our deep disease knowledge and expertise in the field of immunology and our novel approach in the manufacturing of CAR-T therapies at the point-of-care (**see ONCOLOGY section**), we plan to initiate a Phase 1b patient study with our CD19 CAR-T candidate, GLPG5101, later in 2023.

Oncology

Our differentiating approach

In 2022, we entered the field of oncology, CAR-T, and antibody-therapy research and development through the acquisitions of CellPoint and AboundBio. The transactions provide us with end-to-end capabilities in CAR-T therapy development and offer the potential for a paradigm shift in the space through the implementation of a breakthrough, decentralized point-of-care manufacturing model, and cutting-edge fully human antibody-based capabilities to design next-generation CAR-Ts and biologicals.

Point-of-care manufacturing

Despite continued progress with current CAR-T cancer therapies, long lead times, costly central manufacturing and complex logistics continue to be limiting factors for large-scale capacity and broad patient access.

To address important limitations of current CAR-T treatments, CellPoint (a Galapagos company) has developed, in a strategic collaboration with Lonza, a novel decentralized delivery model designed to manufacture non-frozen CAR-T therapies at the point-of-care.

Through decentralized manufacturing, complex logistics and cryopreservation of the cells can be avoided, and the average vein-to-vein time can be drastically reduced from up to months for currently approved CAR-T therapies to 7 days with our CAR-T candidates currently observed in our clinical trials.

[15] Anti-CD19 CAR-T cell therapy for refractory systemic lupus erythematosus. Mackensen A, Müller F, Mougiakakos D, et al. Nat Med. 2022 Sep 15.
[16] CD19-targeted CAR-T cells in refractory systemic lupus erythematosus. Mougiakako Ds., Krönke G Völkl S, et al. N Engl J Med. 2021 Aug 5;385(6):567-569.

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PORTFOLIO The proprietary platform consists of CellPoint’s end-to-end xCellit workflow management and monitoring software and Lonza’s Cocoon®, a functionally closed, automated manufacturing platform for cell therapies. The novel point-of-care model is compliant with the EMA and FDA guidance for clinical trials. The Cocoon® Platform—Picture curtosy of Lonza Increase patient access with point-of-care manufacturing *vein to vein time: time between leukapheresis and infusion delivery at the hospital 45 Galapagos NV Annual Report 2022

Galápagos
PORTFOLIO

Streamlining CAR-T Therapy


Decentralized
point-of-care treatment
No shipment needed –
cells are stored and
generated at the hospital
Treatment is administered
to patients with minimal
wait time

Antibody engineering capabilities

AboundBio (a Galapagos company) has developed several very large, diverse human antibody libraries in standard fragments of antigen binding (Fab), single-chain variable fragments (scFv), and unique variable (VH) domain formats. The team can rapidly (days to weeks) discover novel, high affinity, binders in multiple formats, engineer them if needed to improve their developability properties, and convert them for multiple uses including multi-specific, CARs, fusion proteins and antibody drug conjugates (ADCs). The proprietary methodologies to build large fully-human antibody-based libraries offer the potential to increase binder diversity, affinity and specificity; coverage of potential antigens; screening capacity; and probability of identifying a lead therapeutic antibody candidate.

In the field of oncology, AboundBio provides unique research capabilities for next generation CAR-T therapies that have the potential to deliver deeper and durable clinical responses, as well as additional drug modalities beyond small molecules.

Our new generation of fully human, multi-specific CAR-T constructs have the potential to transform patient outcomes through potentially more effective and longer-lasting care options, even in the event of relapse after previous CAR-T-cell therapy. Together with the decentralized CAR-T point-of-care manufacturing model, we aim to broaden patient access and ultimately hope to change their lives.

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Scientific capabilities


Rapid Antibody Discovery
(scFV, Fab, VH)
Proprietary library & binder expertise
CAR-T cells

scFV, single-chain fragment variable; Fab, fragment antigen-binding; VH, heavy chain variable domain

Pipeline CAR-T manufactured at point-of-care

GLPG5101: CD19 CAR-T in relapsed/refractory non-Hodgkin's lymphoma

Non-Hodgkin's lymphoma (NHL) is a cancer originating from lymphocytes, a type of white blood cell which is part of the body's immune system. NHL can occur at any age although it is more common in adults over 50 years old. Initial symptoms usually are enlarged lymph nodes, fever, and weight loss. There are many different types of NHL. These types can be divided into aggressive (fast-growing) and indolent (slow-growing) types, and they can be formed from either B lymphocytes (B cells) or in lesser extent from T lymphocytes (T cells) or Natural Killer cells (NK cells). B cell lymphoma makes up about 85% of NHL cases diagnosed in the US. Prognosis and treatment of NHL depend on the stage and type of disease.

GLPG5101 is our second generation anti-CD19/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose. Its feasibility, safety, and efficacy of point-of-care manufacturing are currently being evaluated in the ATALANTA-1 Phase 1/2, open-label, multicenter study in patients with relapsed/refractory non-Hodgkin lymphoma (rrNHL).

The primary objective of the Phase 1 part of the ATALANTA-1 study is to evaluate safety and to determine the recommended dose for the Phase 2 part of the study. Secondary

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PORTFOLIO

objectives include assessment of efficacy and feasibility of point-of-care manufacturing of GLPG5101. The dose levels that are evaluated in the Phase 1 part are 50×10^6 (DL1), 110×10^6 (DL2) and 250×10^6 (DL3) CAR-T cells. The primary objective of the Phase 2 part is to evaluate the objective response rate (ORR) while the secondary objectives include complete response rate (CRR), duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and feasibility of point-of-care manufacturing. Each enrolled patient will be followed for 24 months.

ATALANTA CD19 CAR-T Phase 1/2a in rrNHL

Evaluating feasibility, safety and efficacy of point-of-care CD19 CAR-T


Ph1 - dose escalation (n=15)
DL1 '5101 (low)
DL2 '5101 (medium)
DL3 '5101 (high)
Ph2 - dose expansion (n=30/cohort)
'5101 pivotal dose
Screening
Leukapheresis
'5101 CD19 CAR-T Single infusion
Follow-up visits
D-6 – D-4: Patient conditioning
D-x
D-7
Manufacturing & QC release
D0
D28, every 3M
'5101 CD19 CAR-T Single infusion
Follow-up visits
D0
D28, every 3M

DL, dose level; rrNHL, refractory/relapsed non-Hodgkin lymphoma. Start of dose expansion in 2023 pending regulatory approval

In December 2022, we presented initial data from the ATALANTA-1 Phase 1 study during a poster session at the 64th Annual American Society of Hematology (ASH) Congress in New Orleans, Louisiana. The initial results from 7 patients that were eligible for efficacy evaluation (ATALANTA-1 Phase 1 study cut-off date: 8 November 2022) indicated that a 7-day vein-to-vein time was feasible and demonstrated strong and consistent *in vivo* CAR-T expansion levels. Moreover, the initial efficacy results were encouraging with an observed ORR of 86% and a complete response (CR) observed in all responding patients. A duration of response of up to 7 months has been reported and follow-up is ongoing. Two patients who received DL1 that progressed, after initial stable disease or CR respectively, had a CD19-negative escape. No CD19-positive relapses have been observed.

In the initial safety analysis of these 7 patients, adverse events were consistent with the known toxicities of CD19 CAR-T treatment. No grade 3 or higher cytokine release syndrome (CRS) or immune effector cell-associated neurotoxicity syndrome (ICANS) was observed in any of the patients. At DL2, CRS grade 1 or 2 was reported in 4 patients and ICANS grade 1 was reported in 3 patients. Patients at DL1 did not experience any grade of CRS or ICANS. Dose-limiting toxicity (neutropenia grade 4 for >21 days) was observed in 1 patient (DL2) and the majority of grade ≥3 adverse events were hematological toxicities.

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The study is currently enrolling rrNHL patients in Europe and the first expansion cohort for Mantle Cell Lymphoma, a form of NHL, is currently open for recruitment. We aim to provide Phase 1 topline results around mid-2023.

GLPG5201: CD19 CAR-T in relapsed and refractory chronic lymphocytic leukemia

> Chronic lymphocytic leukemia (CLL) is one of the chronic lymphoproliferative disorders (lymphoid neoplasms). It is characterized by the excessive and uncontrolled proliferation of functionally incompetent B lymphocytes from monoclonal origin. CLL and small cell lymphocyte leukemia (SLL) are essentially the same type of B-cell non-Hodgkin lymphoma (NHL), with the only difference the location where the primary cancer occurs. CLL affects B-cells in the blood and bone marrow and SLL cancer cells are located in lymph nodes and/or the spleen. Richter's Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2 – 10%[16] of all CLL patients. CLL/SLL usually follows an indolent course and is an incurable disease. Patients who develop relapsed and refractory disease and become resistant to new agents have a dismal prognosis and a high unmet medical need for new therapeutic options such as CAR-T cells. With an estimated incidence rate of 4.7 new cases per 100,000 individuals, CLL/SLL are the most prevalent lymphoid malignancies and the most common forms of adult leukemia in the US and in Europe[17].

EUPLAGIA-1 is an ongoing Phase 1/2 study in heavily pre-treated patients with rrCLL and rrSLL, with or without RT, to evaluate the safety, efficacy, and feasibility of GLPG5201, a non-frozen CD19 CAR-T product candidate manufactured at point-of-care.

GLPG5201 is our second generation anti-CD19/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose.

Patients with CD19 rrCLL or rrSLL with >2 lines of therapy are eligible to participate, and patients with RT are eligible regardless of prior therapy. The primary objective of the Phase 1 part of the study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. The dose levels that are evaluated in the Phase 1 part of the study are $35x10^6$ (DL1), $100x10^6$ (DL2) and $300x10^6$ (DL3) CAR+ viable T cells. The primary objective of the Phase 2 part of the study is to assess the ORR and the secondary objectives include the analysis of the CRR, duration of response, progression free survival, overall survival, safety pharmacokinetic profile, and feasibility of point-of-care manufacturing.

[16] CD19-targeted CAR-T cells in refractory systemic lupus erythematosus. Mougiakako Ds., Krönke G Völkl S, et al. N Engl J Med. 2021 Aug 5;385(6):567-569.
[17] Siegel RL, Miller KD, Fuchs HE, Jemal A. Cancer Statistics, 2021. CA: A Cancer Journal for Clinicians. 2021;71(1):7-33. https://www.ncbi.nlm.nih.gov/books/NBK493173

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PORTFOLIO

We presented initial encouraging safety and efficacy data from the EUPLAGIA -1 Phase 1 study during a poster session at the EBMT-EHA 5th European CAR-T-cell Meeting in Rotterdam in February 2023 (EUPLAGIA-1 Phase 1 study data cut-off date: 9 January 2023). At the moment of analysis on 9 January 2023, 7 patients diagnosed with rrCLL (4 patients of which have RT) were enrolled in the study (n=4 at dose level 1 (DL1); n=3 at dose level 2 (DL2). All patients received GLPG5201 as a fresh infusion with a median vein-to-vein time of 7 days.[19]

The initial results from these 7 patients that were eligible for efficacy analysis (EUPLAGIA -1 Phase 1 cut-off date: 9 January 2023) indicated that a 7 day vein-to-vein time was feasible and that the 'fresh' CAR-T product candidate demonstrated strong and consistent *in vivo* CAR-T expansion levels. Moreover, the initial efficacy results were encouraging with an observed ORR of 100%. A CR was observed in 6 out of 7 patients (86%) and in all 4 patients with RT. A duration of response of up to 7.9 months has been reported and follow-up is ongoing. Only 1 patient (DL1) progressed (progressive disease after partial response, (PR)) and had a CD19-negative relapse with confirmed Richter's transformation.

In the safety analysis of these 7 patients, adverse events were consistent with the known toxicities of CD19 CAR-T treatment. None of the patients experienced a cytokine release syndrome (CRS) higher than grade 2 at both dose levels and no immune effector cell associated neurotoxicity syndrome (ICANS) was reported. No dose limiting toxicities (DLTs) were reported and the majority of grade ≥3 adverse events were hematological. Only one serious adverse event was reported at DL2 with a patient experiencing a CRS grade 2, but the event was resolved after 7 days.

The EUPLAGIA-1 study is continuing to enrol rrCLL and rrSLL patients in Europe, including patients with RT, and we aim to provide Phase 1 topline results around mid-2023.

EUPLAGIA CD19 CAR-T Ph1/2a in r/rCLL

Evaluating feasibility, safety and efficacy of point-of-care CD19 CAR-T


Ph1 - dose escalation (n=15)
DL1 '5201 (low)
DL2 '5201 (medium)
DL3 '5201 (high)
Ph2 - dose expansion (n=30/cohort)
'5201 pivotal dose
Screening
Leukapheresis
'5201 CD19 CAR-T Single infusion
Follow-up visits
D-6 – D-4: Patient conditioning
D-x
D-7
Manufacturing & QC release
D0
D28, every 3M
'5201 CD19 CAR-T Single infusion
Follow-up visits
D0
D28, every 3M

DL, dose level; r/rCLL, relapsed/refractory chronic lymphocytic leukemia

[19] N. Martinez-Cibrian , S. Betriu , V. Ortiz-Maldonado , D. Esteban , L. Alserawan , M. Montoro , A.D. Van Muyden , M. Spoon , M.J Pont , C. Jacques , J.Delgado (2023, February 9-11) *Initial clinical results of Euplagia-1, a Phase I/II Trial of Point-of-Care Manufactured GLPG5201 in R/R CLL/SLL with or without Richter's transformation* [Poster presentation]. EBMT-EHA 5th European CAR T-cell Meeting, Rotterdam, the Netherlands

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PORTFOLIO

GLPG5301: BCMA CAR-T in relapsed and refractory multiple myeloma

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and may result in extensive skeletal destruction with osteopenia, and osteolytic lesions with or without pathologic fractures. The diagnosis of MM is made when one (or more) of the following clinical presentations are present: bone pain with lytic lesions discovered on routine skeletal films or other imaging modalities, an increased total serum protein concentration with the presence of a monoclonal protein in the urine or serum, and anemia, hypercalcemia or renal failure. The patient may be either symptomatic or their disease may be discovered incidentally.

PAPILIO-1 is a Phase 1/2, open-label, multicenter study to evaluate the feasibility, safety, and efficacy of point-of-care manufactured GLPG5301, our BCMA CAR-T product candidate, in patients with relapsed/refractory multiple myeloma (rrMM).

GLPG5301 is a second generation anti-BMCA/4-1BB CAR-T product candidate, administered as an intravenous infusion of a fresh product candidate in a single fixed dose. Each enrolled patient will be followed for 24 months.

The primary objective of the Phase 1 part of the PAPILIO-1 study is to evaluate safety and determine the recommended dose for the Phase 2 part of the study. Secondary objectives of the Phase 1 part of the study include assessment of efficacy and feasibility of point-of-care manufacturing of GLPG5301.

The primary objective of Phase 2 of the study is to evaluate the ORR while the secondary objectives include assessment of CRR, duration of response, progression free survival, overall survival, safety, pharmacokinetic profile, and feasibility of point-of-care manufacturing.

We expect to start enrolling patients with rrMM in Europe in the second quarter of 2023.

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Risk factors Description of the risks investors should be aware of Forward with Purpose

Galápagos
RISK FACTORS

Risks related to commercialization

The marketing and sale of filgotinib or future approved products may be unsuccessful or less successful than anticipated. We are heavily dependent on the success of filgotinib, which is approved for the treatment of RA and UC in Europe, and Japan.

The commercial success of filgotinib and of any future products, if approved, will depend upon the degree of market acceptance by physicians, healthcare payers, patients, and the medical community. Market acceptance will depend on a number of factors, many of which are beyond our control, but not limited to (i) the wording of the product label, (ii) changes in the standard of care for the targeted indications for any product and product candidate, (iii) acceptance by physicians, patients and healthcare payers of the product as safe, effective and cost-effective and (iv) sales, marketing and distribution support.

We have limited experience in the sale or marketing of pharmaceutical products and have build and continue to further develop a marketing and sales organization. We have established our own sales force in several European countries. We expect to continue to invest significant financial and management resources to continue to build these capabilities and to establish a European commercial infrastructure or to enter into collaboration arrangements with third parties to outsource the distribution or commercialization, such as SOBI, our distribution and commercialization partner in Eastern and Central Europe, Portugal, Greece, and the Baltic countries for filgotinib. Recruiting and training a sales force is expensive and costs of creating an independent sales and marketing organization and of marketing and promotion could be above those anticipated by us. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our products, we may not be able to market and sell any product effectively, or generate product revenues, which in turn would have a material adverse effect on our business, financial condition, and results of operation.

Further, to the extent that Gilead is commercializing filgotinib in one or more jurisdictions or a third party, such as Eisai, is commercializing filgotinib in one or more jurisdictions, we are significantly dependent on their successful accomplishment of commercialization efforts.

Coverage and reimbursement decisions by third-party payers may have an adverse effect on pricing and market acceptance. Legislative and regulatory activity, including enacted and future legislation, may exert downward pressure on potential pricing and reimbursement for any of our product candidates, if approved, that could materially affect the opportunity to commercialize.

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Risks related to product development and regulatory approval

We operate adequate standard operating procedures to secure the integrity and protection of our research and development activities and results, and the optimum allocation of our R&D budgets. The progress of the most important research and development programs is continuously monitored by our Executive Committee; they are discussed with the Board of Directors at least once per quarter, and the members of our Board of Directors with expertise in clinical and scientific matters occasionally attend meetings with our scientific staff to discuss and assess such programs. Nevertheless, due to our limited resources and access to capital, we must and have in the past and during financial year 2022 decided to prioritize development of certain product candidates; these decisions may prove to have been wrong and may adversely affect our business.

We are heavily dependent on the success of filgotinib. We are also dependent on the success of our other product candidates, such as GLPG3667, GLPG5101, GLPG5201 and GLPG5301. During 2022, we shifted from novel target-based discovery to patient-focused medical need research and development with a focus on our key therapeutic areas of immunology and oncology. Filgotinib is approved for use in RA and UC in the European Union, Great Britain and Japan. In addition, we are heavily investing in our early-stage product candidate pipeline, including our SIK early-stage compounds, and these drug candidates must undergo rigorous preclinical and clinical testing, the results of which are uncertain and could substantially delay or prevent the drug candidates from reaching the market. Through the acquisitions of CellPoint and AboundBio, we gained access to innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a fully human antibody-based therapeutics platform. We are heavily investing in building our therapeutic area of oncology, whereby cell therapies are novel, complex, and difficult to manufacture and require rigorous preclinical and clinical testing, the results of which are uncertain.

We cannot give any assurance that any product candidate will successfully complete clinical trials or receive regulatory approval, which is necessary before it can be commercialized.

Our business and future success is substantially dependent on our ability to develop successfully, obtain regulatory approval for, and then successfully commercialize our product filgotinib and our other product candidates. We are not permitted to market or promote any of our product candidates before we receive regulatory approval from the FDA, the EMA, the MHRA, the MHLW or any other comparable regulatory authority, and we may never receive such regulatory approval for any of our product candidates. We cannot give any assurances that our clinical trials for filgotinib or our other product candidates, including our CD19 CAR-T product candidates, will be completed in a timely manner, or at all. If filgotinib or any other product candidate is not approved and commercialized in certain jurisdictions, we will not be able to generate any product revenues for that product candidate.

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The regulatory approval processes of the FDA, the EMA, the MHRA, the MHLW and other comparable regulatory authorities are lengthy, time consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, including its financial condition, will be substantially harmed.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Results of earlier studies and trials as well as data from any interim analysis of ongoing clinical trials may not be predictive of future trial results, and failure can occur at any time during the clinical trial process. If we experience delays in the completion of, or termination of, any clinical trial of our product candidates, the commercial prospects of our product candidates will be harmed, and our ability to generate product revenues from any of these product candidates will be delayed. If filgotinib or any of our product candidates are found to be unsafe or have a lack of efficacy, we will not be able to obtain or maintain regulatory approval for it and our business would be materially harmed.

The rates at which we complete our scientific studies and clinical trials depend on many factors, including, but not limited to, patient enrollment. Patient enrollment is a significant factor in the timing of clinical trials and is affected by many factors including competing clinical trials, clinicians' and patients' perceptions as to the potential advantages of the drug being studied in relation to other available therapies and the relatively limited number of patients. Any of these occurrences may harm our clinical trials and by extension, our business, financial condition and prospects.

Our product candidates may cause undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA, the EMA, the MHRA, the MHLW or other comparable regulatory authorities. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and prospects significantly and may adversely impact the viability of our other product candidates or preclinical programs.

In animal toxicology studies in the preclinical phase, filgotinib at an exposure dose above the approved dose in humans induced adverse effects on semen parameters. As a result, filgotinib may have a labeling statement warning for male patients. Adjacent to the filgotinib Phase 3 programs, we and Gilead were conducting dedicated male semen analysis studies in CD and UC patients (MANTA) and in RA, PsA, and AS, patients (MANTA-RAy). In March 2021, we reported on the primary endpoint with the MANTA and MANTA-RAY studies. Following submission of a type II variation application to the EMA and assessment of the data by the CHMP, a positive opinion has been issued in October 2022 by the CHMP to update the European label of filgotinib whereby the language in the

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section of the Special Warnings and Precautions about the potential effect of filgotinib on sperm production and male fertility was removed from the Summary of Product Characteristics (SmPC). Such labeling statement warnings or changes of such labeling statement warnings may harm the commercialization of our product candidates and our business.

Even now when filgotinib has received regulatory approval or marketing authorization in previously mentioned jurisdictions, other regulatory authorities may impose dosing restrictions that differ from the approved dosing regimen in other jurisdictions.

Box warnings, labeling restrictions, dose limitations and similar restrictions on use could have a material adverse effect on our ability to commercialize filgotinib in those jurisdictions where such restrictions apply.

In February 2022, the European Medicines Agency's (EMA) announced that its Pharmacovigilance Risk Assessment Committee (PRAC) initiated an article 20 specific pharmacovigilance procedure to investigate whether certain serious risks associated with the JAK inhibitors Xeljanz (tofacitinib) and Olumiant (baricitinib) are associated with all JAK inhibitors authorized in the EU for the treatment of inflammatory disorders, including filgotinib. In November 2022, the EMA's Committee for Medicinal Products for Human Use, CHMP, adopted the recommendation of the PRAC to add measures to minimize risk of serious side effects with JAK inhibitors used for chronic inflammatory disorders, followed by the approval of the European Commission on 10 March 2023. If such safety review(s) result(s) in amendments to the marketing authorization for filgotinib, or other additional requirements that the EMA may put in place with respect to the development of JAK inhibitors generally, or other future actions by the EMA and other comparable regulatory authorities, then such delays or (perceived) adverse developments or results may harm our business, financial condition and prospects significantly.

If we lose orphan product exclusivity or are not able to obtain or maintain such status for future product candidates for which we seek this status, or if our competitors are able to obtain orphan product exclusivity before we do, we may not be able to obtain approval for our competing products for a significant period of time. Even if we are able to obtain orphan designation, we may not be the first to obtain marketing approval for such indication due to the uncertainties associated with developing pharmaceutical products. Orphan drug designation neither shortens the development time or regulatory review time of a drug nor gives the drug any advantage in the regulatory review or approval process.

We must establish and maintain a pharmacovigilance system, including a qualified person responsible for oversight, submit safety reports to the regulators and comply with the good pharmacovigilance practice guidelines adopted by the relevant regulatory authorities. Failure to comply with these guidelines may harm our clinical trials or regulatory process and by extension, our business.

If the FDA, EMA, or any other comparable regulatory authority approves any of our product candidates, the manufacturing processes, distribution, adverse event reporting,

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storage, advertising, and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements, which currently is applicable for filgotinib. These requirements include submissions of safety and other post-marketing information and reports, registration requirements and continued compliance with current good manufacturing practices, or cGMPs, and good clinical practices, or GCPs, for any clinical trials that we conduct post-approval. Failure to comply with the aforementioned practices may harm our clinical trials or regulatory process and by extension, our business, financial condition and prospects.

Risks related to our financial position and need for additional capital

We are an integrated biopharmaceutical company with a first and single commercial launch and have not yet generated significant income. We have only very recently commenced our transition from a clinical-stage to commercial-stage company. Until our first commercial launch, our operations have been limited to developing our technology and undertaking preclinical studies and clinical trials of our product candidates.

Since our inception, and with the exception of the year 2019, we have incurred significant operating losses. Our losses resulted principally from costs incurred in research and development, preclinical testing, clinical development of our product and our product candidates as well as costs incurred for research programs, (pre-)commercial activities and from general and administrative costs associated with our operations. We expect to continue incurring significant research, development and other expenses related to our ongoing operations, and to continue incurring operating losses for the foreseeable future. We cannot be sure we will generate future profits from the sales of filgotinib, our first product which was approved for commercialization in the European Union, Great Britain and Japan. Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to predict the timing or amount of expenses and when we will be able to achieve or maintain profitability, if ever.

We may require substantial additional future capital which may not be available to us on acceptable terms, or at all, in order to complete clinical development and, if we are successful, to commercialize any of our current product candidates, if approved. Our ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which we may have no or limited control. In addition, raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our product candidates or technologies. The incurrence of additional indebtedness could result in increased fixed payment obligations and could also result in certain additional restrictive covenants that could adversely impact our ability to conduct our business.

For further reference on financial risks in particular, see **note 34** of the notes to the consolidated financial statements.

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Risks related to our reliance on third parties

We are heavily dependent upon our collaboration arrangements with Gilead and certain other third parties for the development and commercialization of our products and there can be no assurance that these arrangements will deliver the benefits we expect.

In July 2019, we entered into a 10-year global research and development collaboration with Gilead. In connection with our entry into the option, license and collaboration agreement, we received an upfront payment of $3.95 billion and a €960 million ($1.1 billion) equity investment from Gilead. Under the option, license and collaboration agreement, we will fund and lead all discovery and development autonomously until the end of the relevant Phase 2 clinical study. After the completion of the Phase 2 clinical study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire an exclusive commercial license to that program in all countries outside of Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. In addition, we are heavily dependent on Gilead for the commercialization of filgotinib and the further development of filgotinib outside of Europe. Gilead may not devote sufficient resources or give sufficient priority to the programs in respect of which it acquires a commercial license pursuant to the option, license and collaboration agreement. Furthermore, Gilead may not be successful in the commercialization of filgotinib outside of Europe and further development and commercialization of filgotinib or other programs for which it acquires a commercial license, even when they do devote resources and prioritize their efforts for such programs. To the extent that Gilead is commercializing filgotinib in one or more jurisdictions via a third party, such as Eisai for certain Asian markets, we are significantly dependent on their successful accomplishment of commercialization efforts.

In addition, the terms of the collaboration with Gilead and any collaboration or other arrangement that we may establish may not ultimately prove to be favorable to us or may not be perceived as favorable, which may negatively impact the trading price of the ADSs or our ordinary shares. In addition, pursuant to the collaboration with Gilead, we are entitled to certain option payments and tiered royalties, and milestone payments on certain products. There can be no assurance that such payments will be sufficient to cover the cost of development of the relevant product candidates.

We are subject to a number of additional risks associated with our dependence on our collaborations with third parties, the occurrence of which could cause our collaboration arrangements to fail. In particular, the collaboration we entered into in July 2019 is managed by a set of joint committees comprised of equal numbers of representatives from each of us and Gilead. Conflicts may arise between us and Gilead, such as conflicts concerning the interpretation of clinical data, the achievement of milestones, the interpretation of financial provisions or the ownership of intellectual property developed during the collaboration, and there can be no assurance that the joint committees will be able to resolve any such conflicts. If any such conflicts arise, Gilead could act in a manner

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adverse to our best interests. Any such disagreement could result in one or more of the following, each of which could delay or prevent the development or commercialization of product candidates subject to the collaboration arrangements, and in turn prevent us from generating sufficient revenues to achieve or maintain profitability:

- reductions or delays in the payment of milestone payments, royalties or other payments we believe are due;
- actions taken by Gilead inside or outside our collaboration which could negatively impact our rights or benefits under our collaboration including termination of the collaboration for convenience; or
- unwillingness on the part of Gilead to keep us informed regarding the progress of its development and commercialization activities or regulatory approval or to permit public disclosure of the results of those activities.

In addition to our collaboration with Gilead, we may also enter into future collaborations which will give rise to similar risks, although our ability to enter into such collaborations may be limited given the scale of our collaboration with Gilead.

If our global research and development collaboration with Gilead or other collaborations on research and development candidates do not result in the successful development and commercialization of products or if Gilead or another one of our collaboration partners terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. If we do not receive the funding we expect under these agreements, our development of our product candidates could be delayed and we may need additional resources to develop product candidates.

We may not be successful in establishing future development and commercialization collaborations, particularly given the scale of our collaborations with Gilead, and this could adversely affect, and potentially prohibit, our ability to develop our product candidates.

Developing pharmaceutical products, conducting clinical trials, obtaining regulatory approval, establishing manufacturing capabilities and marketing approved products are expensive. Accordingly, we have sought and may in the future seek to enter into collaborations with companies that have more resources and experience. In the future, however, our ability to do so may be limited given the scale of the 10-year global research and development collaboration that we entered into with Gilead in July 2019. If Gilead declines to exercise its option and we are otherwise unable to obtain a collaboration partner for our product candidates, we may be unable to advance the development of our product candidates through late-stage clinical development and seek approval in any market. In situations where we enter into a development and commercial collaboration arrangement for a product candidate, we may also seek to establish additional collaborations for development and commercialization in territories outside of those addressed by the first collaboration arrangement for such product candidate. If any of our product candidates receives marketing approval, we may enter into sales and marketing arrangements with third parties with respect to otherwise unlicensed

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or unaddressed territories. Furthermore, there are a limited number of potential collaboration partners, and we expect to face competition in seeking appropriate collaboration partners. If we are unable to enter into any development and commercial collaborations and/or sales and marketing arrangements on acceptable terms, or at all, we may be unable to successfully develop and seek regulatory approval for our product candidates and/or effectively market and sell approved products, if any.

In October 2021, we signed an agreement (as amended from time to time) with Sobi regarding the distribution of Jyseleca®. Sobi acts as our distribution and commercialization partner of filgotinib and will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries. Launches and first sales of filgotinib in the aforementioned countries trigger milestone payments by Sobi to us. We are significantly dependent on Sobi's successful accomplishment of commercialization efforts, and if, for any reason, the collaboration terminated, we may be unable to timely or successfully find another distribution and commercialization partner, which may interrupt or delay our commercialization efforts.

Through the acquisitions of CellPoint and AboundBio, we gained access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as fully human antibody-based therapeutics platform and research capabilities for novel, differentiated CAR-T constructs. To address important limitations of current CAR-T treatments, CellPoint has developed, in a strategic collaboration with Lonza, a Swiss manufacturing company for the pharmaceutical, biotechnology and nutrition sectors, a novel decentralized delivery model designed to manufacture non-frozen CAR-T therapies at the point-of-care. The platform consists of CellPoint's end-to-end xCellit workflow management and monitoring software and Lonza's Cocoon®, a functionally closed, automated manufacturing platform for cell therapies. Clinical studies with this decentralized supply model have been approved by regulatory authorities in Belgium, Spain, and the Netherlands. If, for any reason, the collaboration is terminated or is otherwise materially changed and we are no longer entitled to use such technology platform, then we may be unable to secure alternatives to such technology and, our research, development or other efforts may be interrupted or delayed, and our financial condition and results of operation may be materially adversely affected.

We rely on third party suppliers for which a reliable supply of materials is required in order to avoid delays in the drug discovery and development process and commercial supplies of any approved product. Most goods and services are provided by several different suppliers, which mitigates the risk of loss of key suppliers.

Expanding the suppliers' network can be time consuming as all source suppliers are subject to rigorous ethical and quality control standards. Our suppliers are required to adhere to contractual terms that include anti-bribery and anti-corruption provisions. Our general terms and conditions of purchase also contain a specific clause on anti-bribery and anti-corruption. They can be found on our **website**.

We have relied on and plan to continue to rely on contract research organizations, or CROs, to monitor and manage data for our preclinical and clinical programs. We and our CROs also rely on clinical sites and investigators for the performance of our clinical

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trials in accordance with the applicable protocols and applicable legal, regulatory and scientific standards, including Good Clinical Practices (GCPs). Regulatory authorities enforce these GCPs through periodic inspections of trial sponsors, investigators and clinical sites. If CROs do not successfully carry out their contractual duties or obligations or meet quality standards, regulatory requirements or expectations, such as the applicable GCPs, our clinical trials may be extended, delayed or terminated, the clinical data generated in our clinical trials may be deemed unreliable and regulatory authorities may require us to perform additional clinical trials before approving our marketing applications and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. We do retain responsibility for all our studies and are required to and have put in place measures to manage, oversee, and control our studies, including the CRO selection process, audits, strong focus on deliverables, timelines, roles & responsibilities, and oversight of conduct of the studies. In addition to GCPs, our clinical trials must be conducted with products produced under current Good Manufacturing Practice (cGMP) regulations.

We rely on clinical data and results obtained by third parties that could ultimately prove to be inaccurate or unreliable. If the third-party data and the results that we rely on prove to be inaccurate, unreliable or not applicable to our product candidates, we could make inaccurate assumptions and conclusions about our product candidates and our research and development efforts could be materially adversely affected.

Risks related to our competitive position

We face significant competition for our drug discovery and development efforts, and if we do not compete effectively, our commercial opportunities will be reduced or eliminated.

The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change and innovation. Our competitors may now or in the future develop drug products that render our products obsolete or non-competitive by developing more effective drugs or by developing their products more efficiently. In addition, our ability to develop competitive products would be limited if our competitors succeeded in obtaining regulatory approvals for drug candidates more rapidly than we were able to or in obtaining patent protection or other intellectual property rights that limited our drug development efforts.

These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, the development of our product and product candidates. If we, our product and product candidates or our technology platforms do not compete effectively, it is likely to have a material adverse effect on our business, financial condition and results of operation.

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Risks related to our intellectual property

Our ability to compete may decline if we do not adequately protect our proprietary rights.

We endeavor to protect our proprietary technologies and know-how by entering into confidentiality and proprietary information agreements with our employees and partners, and by setting up special procedures (e.g. with respect to the handling of the laboratory books).

Our commercial success depends on obtaining and maintaining proprietary rights to our product and product candidates, as well as successfully defending these rights against third party challenges. We will only be able to protect our product and product candidates, and their uses from unauthorized use by third parties to the extent that valid and enforceable patents, or effectively protected trade secrets, cover them. If we fail to maintain to protect or to enforce our intellectual property rights successfully, our competitive position could suffer, which could harm our results of operations.

Pharmaceutical patents and patent applications involve highly complex legal and factual questions, which, if determined adversely to us, could negatively impact our patent position. Our success will depend in part on our ability to operate without infringing the intellectual property and proprietary rights of third parties. We cannot guarantee that our business, product, product candidates and methods do not or will not infringe the patents or other intellectual property rights of third parties. There is significant litigation activity in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation could result in substantial costs and be a distraction to management and other employees.

The patent positions of biotechnology and pharmaceutical companies can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering pharmaceutical compositions may be uncertain and difficult to determine, and are often affected materially by the facts and circumstances that pertain to the patented compositions and the related patent claims. The standards of the United States Patent and Trademark Office, the European Patent Office, and other foreign counterparts are sometimes uncertain and could change in the future. If we fail to obtain and maintain patent protection and trade secret protection of our product and product candidates, we could lose our competitive advantage and the competition we face would increase, reducing any potential revenues and adversely affecting our ability to attain or maintain profitability.

We will not seek to protect our intellectual property rights in all jurisdictions throughout the world and we may not be able to adequately enforce our intellectual property rights even in the jurisdictions where we seek protection.

Filing, prosecuting and defending patents on our product and product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and

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our intellectual property rights in some countries could be less extensive than those in the United States and Europe. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries, or from selling or importing products made using our inventions.

Risks related to our organization, structure and operation

Our future success depends on our ability to retain the members of our Executive Committee, and to attract, retain and motivate qualified personnel to develop our business if we expand into the fields that will require additional skills and expertise, including oncology. If we are not successful in attracting and retaining highly qualified personnel, we may not be able to achieve our objectives and successfully implement our business strategy, which could have a material adverse effect on our business and prospects. Attractive development and training programs, adequate remuneration and incentive schemes, and a safe and healthy work environment mitigate this risk as they, among others, induce valuable qualified personnel to continue their employment or services with our business.

We expect that if we continue to build our development, medical and commercial organizations, including in the field of oncology, we will require significant additional investment in personnel, management and resources. Our ability to achieve our research, development and commercialization objectives depends on our ability to respond effectively to these demands, expand our internal organization, systems, controls and facilities to accommodate additional anticipated growth, and upon our management developing and implementing strategies for our business to realize these objectives. If we are unable to manage our growth effectively, our business could be harmed and our ability to execute our business strategy could suffer.

We have limited experience in the field of oncology, and continue to build our therapeutic area of oncology. We expect to invest significant financial and management resources to continue to build these capabilities and to establish such therapeutic area within our business. In June 2022, we acquired CellPoint and AboundBio with the aim to enter the space of oncology. Through such acquisitions, we believe we reinforced our portfolio by gaining access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as fully human antibody-based therapeutics platform. Cell therapies are novel, complex, and difficult to manufacture, and we may not be successful in our efforts to develop and commercialize such therapies, in which case our financial condition and results of operation may be materially adversely affected. The manufacturing processes that we use to produce product and our product candidates for human therapeutics are complex, novel and have not been validated for commercial use. Several factors could cause production interruptions, including (without limitation) equipment malfunctions and facility contamination. Problems with the manufacturing process, even minor deviations from

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the normal process, could result in product defects or manufacturing failures that can result in lot failure or product liability claims.

We remain building our marketing and sales organization. To the extent any of our product candidates for which we maintain commercial rights is approved for marketing, if we are unable to establish marketing and sales capabilities or enter into agreements with third parties to market and sell our product candidates, we may not be able to effectively market and sell any product candidates, or generate product revenues.

We must have a robust quality management system and team in place to ensure (continued) compliance with current good laboratory practices, current good manufacturing practices and current good clinical practices. If we are unable to comply with these practices, this may harm our clinical trials or regulatory process and by extension, our business.

Our information technology systems could face serious disruptions that could adversely affect our business. Continuing an uninterrupted performance of our IT system is critical to the success of our business strategy and operations. A recovery plan for data has been implemented, as well as a system for interception of power failures. Fire walls and virus scanners provide an additional and adequate protection. Our personnel should adhere to continuity plans and procedures regarding access rights and installation of different programs. Business interruptions could delay us in the process of developing our product candidates. This risk has a high potential impact, and thus we have a process to identify and mitigate threats by policies and procedures such as surveillance of the buildings, annual appraisals and bonuses, and monthly management meetings. Moreover, despite our efforts, the possibility of these events occurring cannot be eliminated entirely, and there can be no assurance that any measures we take will prevent cyber-attacks (including phishing attempts or e-mail fraud to cause payments or information to be transmitted on an unintended recipient), security breaches or similar attacks or breaches that could adversely affect our business.

We have to comply with applicable data privacy laws, including the European General Data Protection Regulation (GDPR), which, among others, imposes strict obligations and restrictions on the collection and use of personal data. In the ordinary course of our business, we collect and store sensitive data. Many third-party vendors that support our business processes also have access to and process personal data. Although we have taken preventative measures and set up procedures regarding data processing, data breaches, loss of data and unauthorized access could still occur. These could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, including the GDPR, and significant regulatory penalties, disrupt our operations and damage our reputation. Any of the foregoing could materially harm our business, prospects, financial condition, and results of operation.

Despite our efforts to monitor social media and comply with applicable rules, there is a risk that the use of social media by us or our employees to communicate about our drug candidates or business may cause us to be found in violation of applicable requirements. In addition, our employees may knowingly or inadvertently make use of social media in ways that may not comply with our social media policy or other legal or contractual

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RISK FACTORS

requirements, which may give rise to liability, lead to the loss of trade secrets or other intellectual property, or result in public exposure of sensitive information. Furthermore, negative posts or comments in social media could seriously damage our reputation, brand image, and goodwill.

We may undertake strategic acquisitions in the future and any difficulties from integrating such acquisitions could adversely affect our share price, operating results and results of operations. We may acquire companies, businesses and products that complement or augment our existing business. As our programs may require the use of property rights held by third parties, the growth of our business will likely depend in part on our ability to acquire, license-in or use these proprietary rights. We may be unable to acquire or in-license any third-party proprietary rights that we identify necessary for our drug candidates, for whatsoever reason. We may not be able to integrate any acquired business successfully or operate any acquired business profitably. Integrating any newly acquired business could be expensive and time-consuming. Integration efforts often take a significant amount of time, place a significant strain on managerial, operational and financial resources, result in loss of key personnel and could prove to be more difficult or expensive than we predict. As part of our efforts to acquire companies, business or product candidates or to enter into other significant transactions, we conduct business, legal and financial due diligence with the goal of identifying and evaluating material risks involved in the transaction. Despite our efforts, we ultimately may be unsuccessful in ascertaining or evaluating all such risks and, as a result, might not realize the intended advantages of the transaction.

If we are unable to use tax loss carryforwards to reduce future taxable income or benefit from favorable tax legislation, our business, results of operations and financial condition may be adversely affected. We may incur unexpected tax charges, including penalties, due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing. Any changes to Belgian and international taxation legislation or the interpretation of such legislation by tax authorities may adversely affect our activities, financial situation and results. Such potential changes and their impact are monitored carefully by our management and advisors.

Being active in research and development in Belgium, France and the Netherlands, we have benefited from certain research and development incentives. If the Belgian, the French or the Dutch governments decide to eliminate, or reduce the scope or the rate of, the research and development incentive benefits, either of which they could decide to do at any time, our results of operations could be adversely affected.

As a company active in research and development in Belgium, we also expect to benefit from the "innovation income deduction" in Belgium. The innovation income deduction regime allows net profits attributable to revenue from among others patented products (or products for which the patent application is pending) to be taxed at a lower effective rate than other revenues. The effective tax rate can thus be reduced down to 3.75%. At 31 December 2022 we had €346.2 million of carry-forward innovation income deduction in Belgium.

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Our inability to qualify for the abovementioned advantageous tax regimes, as well as the introduction of the minimum taxable base and any other future adverse changes of Belgian tax legislation, may adversely affect our business, results of operations and financial condition.

We have received several technological innovation grants to date from an agency of the Flemish government to support various research programs and technological innovation in Flanders. If we fail to comply with our contractual obligations under the applicable technological innovation grant agreements, we could be forced to repay all or part of the grants received, which could adversely affect our ability to finance our research and development projects.

We annually establish a detailed budget that is submitted to the Board of Directors for review and approval. Our performance compared to the budget is continuously monitored by our Executive Committee, and is discussed with the Board of Directors at least once per quarter. For the establishment of our financial information, we have processes and methods in place that enable the preparation of non-consolidated and consolidated financial statements for our annual and quarterly reporting. Our management reporting systems – which include an advanced integrated Enterprise Resource Planning (ERP system) – secure the generation of consistent financial and operational information, allowing management to follow-up our performance on a daily basis.

Our business may be adversely affected as a result of information technology or computer system failures. We may suffer data leaks, security incidents or become the target of cyber-attacks, as a result of which our financial assets, confidential information and/or intellectual property may be materially negatively impacted. We may not be able to successfully protect our information technology or computer systems against unauthorized access by third parties.

The occurrence of unforeseen or catastrophic events, including extreme weather events and other acts of god or natural disasters, man-made disasters, electricity or telecommunication interruption, geopolitical an and other economic and political events or conditions (such as the armed conflict between Russia and Ukraine), or the emergence of epidemics or diseases, depending on their scale, may cause different degrees of damage to the national and local economies, and could cause a disruption in our operations and have a material adverse effect on our financial condition and results of operations. Man-made disasters, epidemics or diseases, and other events connected with the regions in which we operate could have similar effects. For example, the impact of COVID-19 on our business, operations and financial performance cannot be precisely determined or quantified, and will depend on future developments, but governmental measures in order to control the spread of the virus may disrupt our operations and the operations of our agents, contractors, consultants or collaborators, which could negatively impact our business, results of operations and financial condition. Further, continuing uncertainty around these and related issues could lead to adverse effects on the economy of the United States and other economies, which could impact our ability to develop and commercialize our products and raise capital going forward.

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RISK FACTORS The armed conflict between Russia and Ukraine could cause a disruption in our operations,includingclinicaldevelopmentactivitiesandclinicaltrials.Wecurrentlyhave no clinical studies that are enrolling patients in Ukraine and Russia. If our CROs experience significant or extended disruptions to their business due to the military conflict in Ukraine and the sanctions against Russia, it could result in delays in our clinical development activities, including delay of our clinical development plans and timelines, or could cause interruptions in operations of regulatory authorities. The impact on pivotal studies such as DIVERSITY has remained limited. We continue to monitor the situation and are taking measures to mitigate the impact on our ability to conduct clinical development activities. Interruptions or delays in our CROs’ and our ability to meet expected clinical development deadlines or to comply with contractual commitments with respect to the same, could lead to delays in our overall developmental and commercialization timelines. This would adversely impact our ability to conduct clinical development activities and complete them on a timely basis. Since 24 February 2022, we have extended the focus of the business continuity plan to closely monitor each program in context of the currently ongoing Ukraine-Russia conflict and the associated specific regulatory, institutional, and government guidance and policies. shares Market risks relating to the Galapagos We have identified the following major market risks: Possible volatility of share price The market price of the shares might be affected by a variety of factors outside management’s control, such as, without limitation, the global economic situation, thebusinessdevelopmentofcompetitors,andsectormergersandacquisitions;itis difficult to mitigate these risk. Economic risk due to failure in confidence General public confidence about future economic conditions or performance of us, our business, or our suppliers or customers may impact the ability or willingness of others to trade with us. Dilution through capital increases Raisingadditionalcapitalmaycausedilutiontoourexistingshareholders.Byraising additional capital through capital increases with cancellation of the preferential subscription rights of our existing shareholders, these shareholders would be diluted. Dilution through exercise of subscription right plans The exercise of existing subscription rights can significantly increase the number of outstanding Galapagos shares. 67 Galapagos NV Annual Report 2022

RISK FACTORS Inability to distribute dividends We have a limited operating history, and future profitability cannot be guaranteed. Galapagos NV has significant losses carried-forward, and will thus not be able to distribute dividends in the near future. This can cause people to refrain from investing in Galapagos’ shares. Reputational damage High ethical standards are maintained throughout the entire organization at all levels. Laws and guidelines are complied with. Our suppliers are required to adhere to contractual terms which include anti-bribery and anti-corruption provisions. In addition, our external consultants are required to comply with our Code of Conduct and our Anti-Bribery and Anti-Corruption Policy. Belgian law provisions There are several provisions of Belgian company law and certain other provisions of Belgian law, such as, without limitation, the obligation to disclose important shareholdings and merger control, that may apply to us, and which may make an unfriendly tender offer, merger, change in management or other change in control, more difficult. These provisions could discourage potential takeover attempts that third parties may consider, and thus deprive the shareholders of the opportunity to sell their shares at a premium (which is typically offered in the framework of a takeover bid). General statement about Galapagos’ risks According to our current assessment and knowledge, we consider the major risks to be manageable, and our going concern not to be endangered at the time of the current report. Assuming no further deterioration of the global business, financial, and regulatory environment, we consider ourselves prepared to meet future challenges. 68 Galapagos NV Annual Report 2022

Sustainability report Our commitment to society: Forward, Sustainably Forward with Purpose

Galápagos
SUSTAINABILITY REPORT

Letter from the CEO – Our Sustainability Commitment – *Forward, Sustainably*

Since our founding more than two decades ago, we have worked to discover, develop, and commercialize life-changing medicines to add years of life and quality of life for people around the world. Our focus on, and commitment to, patients will always remain at the center of everything we do.

We believe that the quality of life for people living with serious diseases is supported by the health of our planet and the wellbeing of our employees. That is why today, we are extending our commitment to patients by evolving the way we pursue breakthroughs in science and the development of innovative medicines by adopting new strategies and performance metrics to improve the health of our environment, the wellbeing and engagement of our employees, and the ethical and transparent management of our operations.

As a company, we firmly believe that we have to embrace new ways to move *"Forward, Sustainably"*. In 2022, we decided to build on our key pillars and achievements and further evolve our sustainability approach to better respond to current opportunities and expectations.

Pillars of Sustainability


Patients
Planet
People
Trust

Patients

We are engaged:

Our Commitment to Developing Transformational Medicines. For Patients, With Patients

People

We are purpose driven:

Our Commitment to Creating a Purposeful Workplace for our People

Trust

We are transparent:

Our Commitment to Ethical and Sound Business Practices

Planet

We are conscientious:

Our Commitment to the Health of Our Planet

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Supported by the members of the Executive Committee, we established a Sustainability Steering Committee, comprised of representatives from all departments throughout our organization, and we completed a new materiality analysis. The materiality analysis informs our efforts and allows us to focus our Sustainability ambitions on those areas where we can have the greatest influence and make positive impact: Our Patients, Our People, Planet, and Trust & Transparency.

Our new approach to Sustainability is encapsulated in the principle "*Forward, Sustainably*", designed to accelerate progress in our mission to bring more years of life and more quality of life to people around the world. It's about being ethical and innovative in everything we do, from research and development, to workplace, culture, and leadership. We know that acting as a responsible and sustainable business is key to our success as we continue to focus on the needs of patients who trust and depend on us.

I am proud of all our employees who work hard to embrace the principles behind our Sustainability pillars on a daily basis, and act as ambassadors for our company and values.

Respectfully,

Paul

Dr. Paul Stoffels
CEO and Chairman of the Board of Directors

Our Materiality Assessment

Driven by our purpose to transform patient outcomes through life-changing science and innovation, we recognize that our activities have an impact that reaches well beyond our financial performance.

To determine our key goals and priorities, we conducted a new materiality assessment in 2022, allowing us to identify the topics that are most relevant to our internal and external stakeholders. The analysis also enabled us to capture our current and potential impact on society and the world, and to effectively track areas in view of emerging challenges and opportunities.

To enhance the value of the materiality assessment, we updated the methodology we applied for the 2018 materiality assessment and significantly increased the number of stakeholders participating in the assessment. Externally we engaged with representatives from patient organizations, patient experts, healthcare providers, supply chain partners, our collaboration partners, and investors. Internally, next to the members of our Executive Management and our Sustainability Steering Committee, all Galapagos

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SUSTAINABILITY REPORT employees were given the opportunity to provide input regarding the materiality of certain topics through a company-wide survey. Internal and external stakeholders were invited to review a list of 35 potential material topics and to identify five topics they found most relevant, five topics they found less important for Galapagos and our core mission, and if any topic was missing. Theinitialresultsfurtherconfirmtheresultsfrompreviousyearswiththetopthreepillars clustered around People, Planet, and Trust & Transparency with one main change: the desire to add a new pillar dedicated to Innovation for Patients. We therefore adapted our focus areas and the four pillars as presented in the below materiality map. Patients High (Scientific) Innovation Climate Change Our People stakeholders (Renewable Energy & Green House Gas emissions) Planet Access and affordability of medicines Trust & External Product Portfolio and R&D Transparency Health education Patient Safety (incl. Product Quality) Data Privacy & Diversity and Information Security Equal opportunity Employment Low Occupational Health, Safety and Wellbeing Low Internal stakeholders High 72 Galapagos NV Annual Report 2022

SUSTAINABILITY REPORT Our Ambition Followingourmaterialityassessment,in2023,weaimtoidentifyKPIsandsettargetsto reach our 2028 call for action, as depicted in the graph below. Our call for action by 2028 Develop pivotal stage ther- Add more years of life and apies for patients, with Provide patients access to quality of life for patients patients and the health- our medicines across care community all continents Be a diverse, equitable and inclusive, Be climate neutral and trusted organization Our Sustainability Governance In 2022, supported by the members of our Executive Committee, we established a Sustainability Steering Committee, comprised of representatives from all departments within our organization. The Sustainability Committee ensures that environmental, social and governance considerations are fully integrated into the decision-making processes, including those related to the business strategy, key investments, and performance. Our Sustainability Committee manages and coordinates the relevant activities, and is responsible for the publication of related information and data. The Committee consists of members of senior management and experts in the relevant fields, including Compliance, Patient Advocacy, Legal, Finance, Environment, Health & Safety (EHS), Procurement, Human Resources, Site Operations, Investor Relations, and Communications. The Executive Committee oversees the Sustainability Committee and approves both the measures and operational structure related to Sustainability. In addition, our Board of Directors, supported by the Audit Committee, oversees the Sustainability oversight structure as well as the strategy for public disclosure with respect to ESG matters. 73 Galapagos NV Annual Report 2022

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Reporting framework

To standardize our data collection, we use the United Nations Sustainable Development Goals (SDGs), also known as the Global Goals, as our reference framework to link these material aspects to areas of engagement. The SDGs were adopted by all United Nations Member States in 2015 as a universal call to action to end poverty, protect the planet, and strive to ensure that all people enjoy peace and prosperity by 2030.

We are preparing detailed reporting on our material aspects according to the Corporate Sustainability Reporting Directive (CSRD) and anticipate reporting as of full year 2024 in line with EU Sustainability Reporting Standards (ESRS).

The current sustainability report provides the non-financial information required by articles 3:6 § 4 and 3:32 § 2 of the Belgian Companies Code. For a discussion on risks, please see the section on **Risk factors** in this Annual Report.

We have identified two core SDG goals where we believe we can make a difference, as well as six enabling SDG goals. Together they will help us to execute on our commitment to our four Sustainability pillars.

The table below links our material aspects and engagement areas to selected aspects of the SDG framework:

CORE SDG

3 GOOD HEALTH AND WELL-BEING

Good health and well-being

More years of life and quality of life by transforming patient outcomes through accelerating life changing science and innovation are at the core of what we do

17 PARTNERSHIPS FOR THE GOALS

Partnerships for the goals

We embrace internal and external partnerships to work towards our mission to bringing much needed innovation to patients

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SUSTAINABILITY REPORT ENABLING SDG Quality education We invest in our employees and foster an inclusive, open and supportiveworkenvironmentacrossour15locationsinEurope and the U.S. Gender equality We cultivate a corporate culture where we strive for gender equality Decent work and economic growth We have achieved our long-term ambition of becoming a fully integrated biopharmaceutical company and currently employ >1,300 people across our 15 locations in Europe and the U.S. Industry, innovation and infrastructure Our mission is to accelerate transformational innovation through the relentless pursuit of groundbreaking science, our entrepreuneurial spirit, and a collaborative mindset Reduced inequalities We aim to develop a balanced workforce across a number of criteria,includinggender,nationality,ethnicity,experienceand disability Climate action We value our planet and take initiatives to safeguard the environment and incorporate greener practices across our organization 75 Galapagos NV Annual Report 2022

SUSTAINABILITY REPORT Our Pillars At Galapagos, our commitment to society has always played a central role since our founding and is intrinsically linked to our mission to accelerate transformational innovation for patients through the relentless pursuit of groundbreaking science, our entrepreneurial spirit and a collaborative mindset. Pillars of Sustainability 76 Galapagos NV Annual Report 2022

SUSTAINABILITY REPORT Patients Our Commitment to Patients We are engaged: Our commitment to developing transformational medicines For Patients, With Patients and the healthcare community At Galapagos, our therapeutic programs are driven by patients’ needs, designed to pioneer best-in-disease therapeutics, and developed through active engagement with patients and the healthcare community. Since our founding, we have valued pioneering approaches to advancing transformational medicines for diseases with significant unmet medical needs. Our commitmenttoimprovingthelivesofpeopleworldwideisreflectedfromourinnovative research to our product development and providing patient access to our innovative medicines. Thatiswhywevaluecontinuedimprovementinourresearch,development,andaccess approaches, in an unwavering focus on outcomes with the greatest value to patients. It is why we embrace change and support disruptive innovation, aim to build a culture of responsible innovation throughout the entire medicine lifecycle and are committed to enable the safe and appropriate use of our medicines as they are prescribed by physicians and used by patients in the medical practice. Wefocusourdevelopmenteffortsonareaswherewehavedeepexpertiseandmapout thecriticalpathtowardsmarketwiththegoalofreducingthetimeittakestobringnew medicines to the patients who need them. At every stage of the patient journey, we aim to pioneer for patients by working in closepartnershipwithpatientsandpatientorganizations,startingwiththedesignofour clinical studies. 77 Galapagos NV Annual Report 2022

SUSTAINABILITY REPORT We therefore co-developed our Patient Partnership Charter in 2021 with the patient community to set our commitment to engage with patients. Using the Charter as a guideline we defined our roadmap to: strengthen our relationships with academia, patient groups, and industry partners; include patient and investigational site expectations into the design of late phase clinical trials with the aim of making participation easier and more rewarding: identify measurable performance indicators; and assess our performance during clinical development as well as after. We believe our research and development efforts can help advance science beyond the patients we serve. Our plain language summaries of our data make them easily understandable, and our commitment to our Open Access publishing enables us to communicate clearly and effectively to all our stakeholders. Furthermore, since 2020, we actively participate as a member in the Open Pharma initiative, a first-ever collaborative, multi-sponsor, non-profit project. We believethatpublicationsaretheroutetocredible,compliantpharmacommunications. Open Pharma’s long-term goal is to secure the same terms for authors who publish company-funded research as those for authors who publish research funded through other means. As such, all research findings are freely available to read and reuse, from the date of publication. Actions 2022 We set-up the Galapagos Patient Engagement Council as a consultative body, advising Galapagos on patient engagement-related topics, and as a knowledge exchange platform between Galapagos and the patient community We embedded the health literacy principles in our key documents for clinical trial participants We published plain language summaries in Galapagos driven scientific manuscripts disclosing data from clinical-stage trials 78 Galapagos NV Annual Report 2022

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SUSTAINABILITY REPORT

Our People

Our Commitment to our People

We are purpose driven: Our commitment to creating a *Purposeful Workplace for our People* to deliver breakthrough innovation for patients

Our entrepreneurial mindset combines collaborative and continuous learning approaches that enable our people to be empowered, get opportunities to learn and grow, feel recognized for their contributions, and perform to the best of their abilities and together as a team.

We value – and measure – equity, transparency, diversity, and leadership quality to foster trust and belonging.

To monitor equity, we perform annual equity checks during our promotion and end-of-year review processes. Additionally, we strive for a balanced pipeline of future employees to keep a sound talent mix across all levels of the organization.

As we actively seek to grow a diverse and inclusive workplace, we aim to define a roadmap in 2023 to deliver on our ambition to be a more a diverse, equitable and inclusive organization by 2028, and to embed these values in everything we do, including in our commitment to patients and strengthening our initiative aimed to ensure that our clinical trials are designed with diversity as a key factor.

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Total workforce:
42%
men
1,291
58%
women
Average years employed by the company:
men
4.39 years
women
4.41 years
% of gender in Senior leadership:
57%
men
127
43%
women
% of gender in Middle management:
43%
men
724
57%
women
% of gender in Rest of employees:
35%
men
440
65%
women

Job level 10-14 : Senior leadership; Job level 7-9 : Middle management; Job level 1-6: Rest of employees gender:
539
men
752
women
education:
20%
other
22%
PhD
21%
Bachelor
37%
Master

Average age:	Number of employees older than 45:	Nationalities:
43.95	629	43
Average years of service:	**Employee turnover:**	**New hires in 2022:**
4.25	8.67%	179

Total number of employees includes consultants and temporary staff, and excludes data from CellPoint and AboundBio as the data migration has not been completed yet.

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We offer competitive and evolving remuneration packages to reward, recognize, develop, and retain our employees in a way that aligns with the company's strategy and culture. Through a bi-yearly performance cycle, we aim to ensure an open and supportive professional environment. Performance bonuses and, for many employees, share-related opportunities, help drive sustainable performance and commitment, and reward employees for their contributions to our success. As part of the performance cycle, we also increased our investment in the development and engagement of our employees, by focusing on learning, coaching, and training opportunities. Additionally, we introduced "How Are You?" conversations to stimulate an open dialogue between manager and employee as well as departmental "Talent Talks" focused on development opportunities within and outside the different departments.

The benefits we offer vary from country to country, based on local customs and statutory conditions. We enriched our employee benefits at both the international and country level:

- Enhanced pay for performance linkages in our Year-End compensation review and related programs;
- Broad-based annual stock-based awards to drive further alignment between the company and all our employees;
- Roll-out of further family leave policies;
- Improvements to various local benefits offerings ranging from enhanced time off to improved medical provision; and
- The implementation of mobility programs to encourage environmentally sound transportation behaviors.

Further to our Environmental, Health and Safety (EHS) policy, we provide safe and healthy working conditions aiming to prevent any work-related personal harm. Our Health and Safety performance data for 2022 show that no fatalities because of work-related injuries or work-related ill health were reported, nor did we have any high consequence work related injuries.

Absolute number of fatalities as a result of a work-related injury	0
Absolute number of high-consequence work-related injuries	0
Absolute number of recordable work-related injuries	1
Rate of fatalities as a result of a work-related injury	0
Rate of high-consequence work-related injuries	0
Rate of recordable work-related injuries (per 200,000 hours worked)	0.10
Absolute number of fatalities as a result of work-related ill health	0

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2022 HIGHLIGHTS

Bloomberg Gender-Equality Index 2023 Member

For the fourth year in a row we are included in the 2023 Bloomberg Gender-Equality Index. The Bloomberg Gender-Equality Index is an objective measure that tracks gender equality across five pillars: leadership & talent pipeline, equal pay & gender pay parity, inclusive culture, anti-sexual harassment policies, and external brand. The list encompasses 484 companies headquartered in 45 countries and regions

- We hired and onboarded 179 new colleagues, including our new CEO, bringing the headcount to 1,338 people. Given the era of talent and the scarcity in the market for many profiles, we increased our focus on proactive talent sourcing, created an internship program to attract and grow young talents and launched a compelling employer brand campaign, with the tagline #IFoundMyPurpose, that consisted of podcasts and videos with employee testimonials
- A revised strategy was set-out soon after onboarding our new CEO, redesigning the company around our two strategic therapy areas, immunology and oncology, as core value drivers. As part of this strategic expansion in oncology, we led the due diligence, onboarding and integration of new colleagues at CellPoint and AboundBio, in the Netherlands and the U.S. respectively. Another part of the transformation was the reset towards a fit-for-purpose organization, and we announced a restructuring potentially affecting 200 positions. We organized face-to-face sessions on three locations to coach employees in dealing with change and insecurity. In total, over 150 employees attended these sessions and more than 85% of the participants rated them as 'helpful'
- We celebrated the United Nations' Health and Safety at Work Day on 28 April by organizing a wide range of well attended, site-specific awareness and training sessions related to first aid, the use of Automated External Defibrillators, ergonomic workplace design, fire and explosion prevention, etc.
- Belgian companies are required by law to conduct a wellbeing survey and we launched the *RAPSI*[20] survey at beginning of 2022 for our staff employed at our headquarters in Mechelen. 74% of our employees participated and overall wellbeing met or exceeded the Belgian benchmark in the vast majority (88%) of the questions included in the survey. In addition, we conducted a separate Employee Engagement Survey among our commercial affiliates for which we reported overall engagement rates above Global & Industry Benchmarks. The level of employee motivation, commitment to the company's mission, and strong relationships between employee and line manager stood out

[20] *RAPSI: Risk analysis psychosocial aspects*

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- A new cross-functional team of "Make It Happiness" ambassadors designed and executed a global program to promote wellbeing at work. Over 500 employees engaged in a physical team activity and received a GLPG branded activity wear in return. The "Make It Happiness" team also offered all employees access to the Headspace App, resulting in 27,000+ minutes of content usage and meditation within the first six months. Other initiatives were healthy breakfasts, inspirational keynotes and local as well as global office games to stimulate connections

Planet

Our
Commitment to the Planet

We are conscientious: Our Commitment to the *Health of Our Planet*

The health of the planet and the health of people are interconnected.

To support our environmental ambitions, we have set the clear aspiration to become carbon neutral by 2028. We have defined a 5-year roadmap on how to achieve this goal, applying a sound and credible mix of carbon reduction and carbon compensation projects. We are also embracing the circular economy, reducing waste, and reusing or recycling materials where and when we can.

As the reduction of green-house gas emissions is an essential success factor in our approach, our reduction roadmap entails three pathways. These include initiatives to

- Systematically replace any fossil fuels by renewable energy sources used in our buildings and car fleet;
- Improve energy efficiency of our operations; and
- Drive behavioral change and raising environmental awareness among our staff.

As an example, we are seeking BREEAM (Building Research Establishment Environmental Assessment Method) and WELL (eco-friendly initiative focusing on human health and welfare enterprise) certifications for our newly constructed buildings.

For instance, in Oegstgeest, The Netherlands, we obtained a BREEAM Excellent and a WELL Gold certification for our new building and our garden gather native plants, trees, shrubs, as well as beehives and insect hotels.

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In our research locations in Mechelen, Romainville and Leiden, we launched Green Teams looking for opportunities to reduce the footprint of our day-to-day operations by promoting initiatives aimed at behavioral change.

Our approach is planned, consistent, transparent, and measurable. In 2022, we defined the carbon footprint of our value chain. In 2023, we will disclose this footprint and will define for long-term targets, supported by key performance metrics (such as CO_2 emissions defined as Scope 1[21], Scope 2[22] and Scope 3[23], and relevant KPIs for waste management) in our goal to consistently reduce our environmental footprint. Furthermore, our Environmental, Health and Safety oversight group has developed an EHS management system based on the international ISO 14001 and ISO 45001 standards.

Actions 2022

- We engaged in quantifying the carbon footprint of Galapagos' value chain (including scope 1, 2 and 3 CO_2 emissions), in accordance with the Green House Gas Protocol, with the aim to disclose the data in 2023
- We confirmed our ambition to become climate neutral by 2028 and have defined the roadmap to achieve this aspiration, building on both carbon reduction and carbon compensation initiatives
- We defined expected BREEAM[24] and WELL[25] performance levels, to be considered when designing new Galapagos facilities, aimed at improving our energy efficiency performance
- We defined a new mobility strategy which includes o.a. the acceleration of the electrification of our car fleet
- We launched Green Teams in our research sites. These teams of volunteers identify opportunities to reduce Galapagos' footprint in our day-to-day operations

[21] Direct GHG (Gases that contribute to the greenhouse effect by absorbing infrared radiation) emissions resulting from sources that are owned or controlled by an organization.
[22] Energy indirect GHG emissions that result from the generation of purchased or acquired electricity, heating, cooling, and steam consumed by an organization.
[23] Other indirect GHG emissions not included in Scope 2 GHG emissions, that occur outside of the organization, including both upstream and downstream emissions.
[24] BREEAM is a profound sustainability assessment for masterplanning projects, infrastructure, and building. It recognizes and reflects the value in higher performing assets across the built environment lifecycle, from new construction to in-use and refurbishment.
[25] The WELL Building Standard takes a holistic approach to health in the built environment addressing behavior, operations, and design, and is a performance-based system for measuring, certifying, and monitoring features of the built environment that impact human health and well-being, through air, water, nourishment, light, fitness, comfort and mind.

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Trust & transparency



Our
Commitment to Trust & Transparency

We are transparent: Our commitment to *Trust & Transparency*

Doing business ethically is about being a responsible corporate citizen. The standards we apply and decisions that we make every day are thoughtful and considered, ensuring that we act in the best interest of patients, people, and the planet. It is about building trust by setting measurable goals, communicating them clearly, and being open and transparent about the progress we are making to deliver on them – both where we are doing well and where we need to put more effort.

We prioritize ethical management of our supply chain, vendors and partners. Just as we seek partners and suppliers who share our commitment to the planet, we also ensure they share our commitment to quality and ethical business practices. We refined our third-party onboarding through an enhanced risk assessment framework and due diligence on quality, IT security, data protection and privacy, compliance and ethics, and environment. We also continually evaluate our supply chain to ensure continuity and optimization of costs, and we provide a consistent framework for partners and employees that outlines clear and comprehensive guidance for ethical and transparent behavior across our company.

To ensure our products meet the highest quality standards, we work with qualified and certified (GMP-licensed) distributors that ensure that all processes related to receipt, storage, handling and final distribution to customers comply with the regulations. We regularly audit our GxP manufacturers and distributors.

We work to protect our people, patients, our planet, and our business by taking every reasonable measure to ensure that we all operate in accordance with the applicable regulations and standards as well as compliance laws.

We nurture a culture of voice that encourages every one of our employees to share ideas and that ensures that our employees feel protected if they believe something needs to be corrected.

We also nurture a culture of integrity, in which our employees, partners and suppliers value and take accountability for upholding our standards.

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We operate in an environment where the safety of patients is paramount. We currently have one medicine, Jyseleca®, on the market in Europe and Japan. We have implemented a pharmacovigilance system designed to monitor the safety of Jyseleca® and to detect any change to the benefit/risk profile.

To protect our patients, our partners, employees, and other stakeholders, we implemented state of the art security monitoring systems, data and cyber security and governance frameworks.

We explicitly forbid animal neglect or cruelty. We have also implemented practices that demonstrate our commitment and responsibility to refine, reduce and replace testing involving the use of animals to the greatest possible extent, and we will continue to research, promote, and further implement alternative methods. From a scientific perspective, it is not yet possible to examine all the complex interactions a potential treatment triggers in a living organism without animal testing. Additionally, there is the legal framework for medicine development with regulatory authorities worldwide requiring new medicines be evaluated in animals to ensure the quality, safety, and efficacy of these products before granting approval. However, we are committed to continue to implement 3R (*Replacement, Reduction, and Refinement*) principles. Our Animal Welfare Committee supported more than 15 major 3R initiatives in 2022, including six new initiatives. Our Animal Welfare Policy was endorsed by senior management and is requested from all our Research and Development suppliers. Assessment of animal welfare was also reinforced through several key actions, including requirement of animal standards for internal and external animal laboratories, verification of the implementation of these practices, detailed review and update of the quality management system regarding animal welfare, establishment of a surveillance process of the animal welfare incidents and their resolution.

Actions 2022

- We launched our Speak up, Listen Up program in 2022 and will continue the roll out in 2023
- We launched an anti-harassment and anti-discrimination policy and will implement the policy in 2023
- 97.1% of our employees completed the training on our Code of Conduct
- Since the end of 2022 the Third Party Risk Assessment (TPRA) process for onboarding new vendors is mandatory, and going foward we aim to use the TPRA as a KPI to measure compliance and ethics in our supply chain

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Reporting on EU Taxonomy

EU Taxonomy 2022 statement

The European Commission's action plan on financing sustainable growth led to the creation of an EU classification system for sustainable activities, being an EU taxonomy. As a listed company with more than 500 employees, Galapagos is in scope of the EU Taxonomy Regulation[26]. For reporting over the fiscal year 2022, Galapagos has to disclose the proportion of its 2022 turnover, capital expenditures ('CapEx'), and operating expenses ('OpEx') eligible and aligned under the EU Taxonomy on sustainable activities.

The EU Taxonomy introduces a classification system for environmentally sustainable activities and an activity is deemed environmentally sustainable if it meets all of the following overarching criteria:

- substantially contributing to at least one of the six environmental objectives of the EU Taxonomy Regulation: (i) climate change mitigation; (ii) climate change adaptation; (iii) sustainable use and protection of water and marine resources; (iv) transition to a circular economy, (v) pollution prevention and control; and (vi) protection and restoration of biodiversity and ecosystems;
- not significantly harming any of these environmental objectives;
- complying with minimum safeguards; and
- complying with certain scientifically based technical screening criteria ('TSCs') established by the EU Commission.

The EU has published a catalog of economic activities that can be considered as Taxonomy-eligible activities; the determination of eligibility happens on the basis of the description of activities. An eligible activity becomes Taxonomy-aligned when it meets all the aforementioned overarching criteria, which includes that such activity should substantially contribute to at least one of the six environmental objectives. However, only activities that contribute to the two first environmental objectives (climate change mitigation ("CCM") and climate change adaptation ("CCA")) have been formally adopted so far.

Following thorough analysis of the EU Taxonomy legal framework[27], we do not consider our core business activities, being discovering, developing and commercializing innovative medicines, to be in scope of the Climate Delegated Act. Our core economic activities qualify as EU Taxonomy non-eligible economic activities, and do not substantially contribute neither to CCM nor to CCA, and are therefore are not EU Taxonomy-aligned.

[26] Regulation (EU) 2020/852 of the European Parliament and of the Council of 18 June 2020 on the establishment of a framework to facilitate sustainable investment, and amending Regulation (EU) 2019/2088.
[27] Commission Delegated Regulation (EU) 2021/2178 of 6 July 2021 supplementing Regulation (EU) 2020/852 of the European Parliament and of the Council by specifying the content and presentation of information to be disclosed by undertakings subject to Articles 19a or 29a of Directive 2013/34/EU concerning environmentally sustainable economic activities, and specifying the methodology to comply with that disclosure obligation, and the legislation set forth under footnote 1-3.

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SUSTAINABILITY REPORT For the determination of turnover, CapEx and OpEx during this analysis, we use the reported data in the 2022 consolidated financial statements included in this report: Turnover covers all business activities of Galapagos at 31 December 2022 and the denominator can be reconciled with the 2022 IFRS total net revenues recognized pursuant to €505.3 million and disclosed in note 6, being the revenues from commercial sales and collaboration activities. CapEx consists of additions to tangible and intangible assets during the financial year 2022 considered before depreciation, amortization and any re-measurements recognized by Galapagos pursuant to IAS 38. The denominator (total CapEx) can be reconciled with the sum of the lines ‘Impact of acquisitions of businesses’ and ‘Additions’ disclosed in notes13 and 14 (total €170.0 million) of the consolidated financial statements. The majority of CapEx is associated with licences, rights, technology and in-process R&D acquired through a business combination, and building costs of new office spaces in Belgium and the Netherlands. OpEx, according to the EU Taxonomy, is determined by the direct non-capitalized costs of research and development, building renovation measures, short-term leases, maintenance and repair and any other direct expenditures relating to the day-to-day servicing of assets of property, plant and equipment by the undertaking or third-party outsources that are necessary to ensure the continued and effective functioning of such assets. These costs are for the majority associated with our R&D expenditure, as disclosed in note 7 (total €515.1 million). Based on available data and the assessment of requirements, we have no eligible activities to report. Taxonomy eligible Turnover, CapEx and OpEx is 0%, and as a result each are 100% Taxonomy not eligible, therefore not EU Taxonomy-aligned. Please refer to the Annexes to this Annual Report for the disclosure on KPIs of non-financial undertakings as required by Annexes II of the Climate Delegated Act. The“non-eligibility“undertheEUTaxonomyreferstothefactthatouractivitiescurrently remain outside of the scope of the economic activities for which TSCs have been developed under the Delegated Regulations. We want to clarify that revenues, CapEx and OpEx currently considered non-eligible under the EU Taxonomy Regulation should not be interpreted as an indication of our performance in pursuing or achieving certain corporate sustainability objectives or our “greenness”. We note that the required disclosures under the EU Taxonomy Regulation will keep evolving and that we will continue to consider its impact as well as future reporting obligations. 88 Galapagos NV Annual Report 2022

Corporate governance Our governance in 2022 Forward with Purpose

CORPORATE GOVERNANCE Galapagos’ corporate governance policies As a listed company with its registered office in Mechelen (Belgium), Galapagos NV (hereinafter “Galapagos NV” or the “Company”) is required to apply the Belgian Code of Companies and Associations (the “Belgian Companies Code”) and the 2020 Belgian Corporate Governance Code (the “2020 Code”), both of which entered into force on 1 January 2020. For the reporting year beginning on 1 January 2022, the 2020 Code was our reference code. On 26 April 2022, as a consequence of the introduction of a one-tier governance structure at the Company through the amendment of our Articles of Association, GalapagosNV’sBoardofDirectorsapprovedanupdatedCorporateGovernanceCharter. On 21 March 2023, our Board of Directors approved an amendment to the Corporate Governance Charter. The amended Corporate Governance Charter refers to the establishment of the Management Committee supporting the Executive Committee, allows the same person to be Lead Non-Executive Director and Chairman of the Audit Committee, provides that the Lead Non-Executive Director is member or Chairman of the Nomination Committee and clarifies that the Lead Non-Executive Director supports theChairmaninensuringthepreventionandmanagingofconflictsofinterestsinvolving potentially a director. Galapagos NV’s Corporate Governance Charter is available on our website (www.glpg.com). The Corporate Governance Charter applies in addition to the applicable laws and regulations, Galapagos NV’s Articles of Association and the corporategovernanceprovisionsincludedintheBelgianCompaniesCodeandthe2020 Code. The Corporate Governance Charter describes the main aspects of corporate governance at Galapagos NV, including its governance structure, the terms and functioning of the Board of Directors (including its Board Committees), the Executive Committee and the rules of conduct. For the reporting year beginning on 1 January 2022, the Board of Directors strove to comply with the rules and recommendations of the 2020 Code. At the same time, the Board of Directors is of the opinion that certain deviations from the rules and recommendationsofthe2020Codewerejustified,inviewofouractivities,oursize,and the specific circumstances in which we operate. In such cases, which are mentioned in this corporate governance statement, we apply the “comply or explain” principle as set forth in the 2020 Code. Reference is made to the About the Board of Directors and Nomination Committee sections below. 90 Galapagos NV Annual Report 2022

Galápagos
CORPORATE GOVERNANCE

Our governance structure

The 2020 Code requires companies to make an explicit choice for one of the governance structures provided for in the Belgian Companies Code.

From 1 January 2022 until 26 April 2022, Galapagos NV had a two-tier governance structure as provided by the Belgian Companies Code, with two governance bodies: the Supervisory Board and the Management Board. The Supervisory Board was responsible for the general policy and strategy of the Company, and had all powers which are specifically reserved for it under the Belgian Companies Code. The Supervisory Board also supervised the Management Board. The Management Board exercised all powers which are not reserved for the Supervisory Board in accordance with the Belgian Companies Code, including the management of the Galapagos group and the supervision of actual performances compared to strategic goals, plans and budgets.

As from 26 April 2022, Galapagos NV adopted a one-tier governance structure as provided by the Belgian Companies Code, with the Board of Directors replacing the (former) Supervisory Board and the Executive Committee replacing the (former) Management Board.

One-tier governance structure


Board of Directors
executive and non-executive directors
Delegation of powers
Executive Committee (chaired by CEO)
executive management and running of the Company

Board of Directors

- Responsible for general policy and strategy
- Supervision of Executive Committee
- Approval of the annual budget
- Powers reserved to Board of Directors pursuant to Belgian Companies Code

Executive Committee

- Management of the Galapagos group
- Day-to-day management by CEO
- Reporting to the Board of Directors on the implementation of strategic guidelines, etc.
- Research, identification and development of strategic possibilities and proposals

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The role of the Board of Directors is to pursue sustainable value creation by the Company, by setting the Company's strategy, putting in place effective, responsible and ethical leadership and monitoring the Company's performance. The Board of Directors is the ultimate decision-making body, with the overall responsibility for the management and control of the Company, and is authorized to carry out all actions that are necessary or useful for the realization of the Company's object with the exception of those reserved to the Shareholders' Meeting by applicable law. The Board of Directors also supervises the Executive Committee. The Board acts as a collegiate body.

The Board of Directors has delegated certain powers to manage the Company to the Executive Committee, led by our Chief Executive Officer. The Executive Committee is responsible and accountable to the Board of Directors for the discharge of its responsibilities. Furthermore, the Board of Directors has delegated the day-to-day management of the Company to one Executive Committee member, i.e. our Chief Executive Officer.

In order to efficiently fulfill its tasks and in view of the size and activities of the Company, the Board of Directors has established an Audit Committee, a Remuneration Committee and a Nomination Committee. These Board Committees serve in an advisory capacity to the Board of Directors on the matters delegated to them respectively as set forth in the applicable laws and the Company's Corporate Governance Charter. Until 2 May 2022, there was a combined Nomination and Remuneration Committee. As from 2 May 2022, our Board of Directors has set up a separate Nomination Committee and Remuneration Committee.

In addition to the information set out below, we refer to the **Risk management** and **Risk factors** sections of this report for a description of the most important characteristics of our internal control and risk management systems. The Risk management and Risk factors sections are deemed incorporated by simple reference into this corporate governance statement.

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CORPORATE GOVERNANCE Board of Directors of Galapagos NV Composition of the Board of Directors Per 31December2022, our Board of Directors consists of the following members: Paul Stoffels* joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since 26 April 2022. He also is member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company’s wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands. *StoffelsIMC BV, permanently represented by Dr. Paul Stoffels 93 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Rajesh Parekh is a non-executive member of our Board of Directors since 2004, and has served as the Chairman of our Board from 2004 to 26 April 2022. Dr. Parekh is a General Partner at Advent Life Sciences which he joined in 2006. During his academic career at Oxford University, he co-founded Oxford GlycoSciences where he served as Chief Scientific Officer and Chief Executive Officer from 1988 until its sale to Celltech Group (now UCB) in 2003. He has founded or served on the Boards of several life sciences companies in the United States and Europe, including Avila Therapeutics, EUSA Pharma, Biocartis, and Amsterdam Molecular Therapeutics (AMT) Holding (now uniQure). He also was a member of the Supervisory Board of the Novartis Venture Fund. Dr. Parekh also serves as a member of the Board of Directors of Advent Life Sciences, Aleta, Arrakis, Artax, Aura Biosciences, Levicept, Ventus, PE Limited, Pheno Therapeutics, and Ploughshare. He received his MA in Biochemistry, and DPhil in Molecular Medicine from the University of Oxford, where he has also served as a Senior Research Fellow and Professor. 94 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Mary Kerr is a non-executive independent member of our Board of Directors since 26 July 2016, as well as Chief Executive Officer and director of NeRRe Therapeutics. Dr. Kerr was co-founder and Chief Executive Officer of KaNDy Therapeutics until that company was acquired by Bayer in September 2020 for $425 million, potential development and regulatory milestone payments of up to $450 million, and by potential additional triple digit million in sales milestone payments. Before her career in biotech, Dr. Kerr held a range of senior leadership roles at GSK over more than 20 years, including Senior Vice President and Global Franchise Leader for the Immuno-Inflammation and Infectious Diseases franchise. She was a founding member and on the Corporate Executive team of ViiV Healthcare. She has spent most of her career on the R&D commercial interface in global strategy and regional operational roles, predominantly in the specialty and orphan space. Dr. Kerr gained a Ph.D. in Pharmacology at the University of Bradford, did Post-Doctoral research at the Michigan Cancer Foundation in Detroit, and has an MBA from the University of Kingston. 95 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Peter Guenter is a non-executive independent member of our Board of Directors since 30 April 2019. Mr. Guenter is a member of the Executive Board of Merck and Chief Executive Officer of Merck Healthcare since January 2021. Before joining Merck, he served as Chief Executive Officer at Almirall from 2017 to 2020. Prior to joining Almirall, he worked at Sanofi for 22 years, most recently as Executive Vice President Diabetes and Cardiovascular Global Business Unit. During his tenure at Sanofi, he held many senior positions including Vice President Eastern Europe and Northern Europe, Vice President Business Management and Support, General Manager Germany, Senior Vice President Europe, Executive Vice President Global Commercial Operations, and Executive Vice President General Medicine and Emerging Markets. He was a member of Sanofi’s Executive Committee from 2013 until August 2017. Before joining Sanofi, he held different positions in sales and marketing at Smith Kline and Ciba Geigy. Mr. Guenter also is a member of the Board of the European Federation of Pharmaceutical Industries and Associations (EFPIA). He holds a Master’s Degree in Physical Education from the Faculty of Medicine and Health Sciences, University of Ghent. 96 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Daniel O’Day is a non-executive member of our Board of Directors since 22 October 2019. Mr. O’Day is the Chairman of the Board of Directors and Chief Executive Officer of Gilead Sciences, which employs more than 17,000 people worldwide. Prior to joining Gilead in 2019, Mr. O’Day served as the Chief Executive Officer of Roche Pharmaceuticals. His career at Roche spanned more than three decades, during which he held several executive positions in the company’s pharmaceutical and diagnostics divisions in North America, Europe and Asia. He served as a member of Roche’s Corporate Executive Committee, as well as on a number of public and private Boards, including Genentech, Flatiron Health and Foundation Medicine. Mr. O’Day also serves on the Board of Directors for the Pharmaceutical Research and Manufacturers of America Organization. Mr. O’Day holds a Bachelor’s Degree in Biology from Georgetown University and a MBA from Columbia University in New York. 97 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Linda Higgins is a non-executive member of our Board of Directors since 22 October 2019. Linda Slanec Higgins, PhD, joined Gilead Sciences, Inc. in 2010 and is currently Sr. Vice President Research Strategy, Innovation & Portfolio. In her first ten years at Gilead, she led the Biology division, significantly expanding the therapeutic area scope and capabilities of the department. She founded External Innovation as integral component for Research. She previously served as President & Chief Executive Officer of InteKrin Therapeutics, and as Head of Research at Scios, a Johnson & Johnson company, where she provided leadership for drug discovery, preclinical development and translational medicine. Dr. Higgins is passionate about biopharmaceutical discovery and development, and has been dedicated to excellence in applied scientific research since 1991. She has led projects and departments in multiple therapeutic areas including central nervous system, fibrosis, inflammation, cardiovascular, virology and oncology. Dr. Higgins built many of these as new areas at Scios and Gilead. Dr. Higgins earned an A.B. in Behavioral Physiology from Kenyon College, a Ph.D. in Neurosciences from the University of California, San Diego School of Medicine, and completed Post-Doctoral training in Molecular Genetics at the Howard Hughes Medical Institute of the University of California, Berkeley. She has authored over 50 original peer reviewed scientific papers and invited articles, and is an inventor of over a dozen patents. Dr. Higgins also serves as a non-executive director on the Board of Arcus Biosciences and Tizona Therapeutics. 98 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Elisabeth Svanberg is a non-executive independent member of our Board of Directors since 28 April 2020. Dr. Svanberg received her MD and PhD from the University of Gothenburg (Sweden), and is a Board-Certified General Surgeon and Associate Professor of Surgery. Dr. Svanberg joined Serono International in 2000, initially in the field of metabolism, and subsequently held roles of increasing responsibilities before joining Bristol Myers Squibb in the United States in 2007. At BMS, Dr. Svanberg served as Development Leader for a first-in-class novel diabetes medicine, and subsequently as Head of Medical Affairs for the Intercontinental region. In 2014, Dr. Svanberg joined Janssen Pharmaceuticals (a Johnson & Johnson company) as Vice President, Head of the Established Products group where she was managing a portfolio of 90 products, used by an estimated 150 million patients globally. Since 2016, Dr. Svanberg currently serves as Chief Development Officer at Ixaltis, and since 2020 as Chief Medical Officer at Kuste Biopharma, specialty pharmaceutical companies developing proprietary therapeutics to treat genitourinary (GU) disorders with unmet medical need. Dr. Svanberg also serves as a non-executive director on the Boards of Egetis (formerly PledPharma) (since 2017), Swedish Orphan Biovitrum (until May 2022), Pharnext (until March 2022), Amolyt Pharma (since 2021), LEO Pharma (since 2022), and EPICS Therapeutics (since 2022). 99 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Jérôme Contamine is a non-executive independent member of our Board of Directors since 26 April 2022. Mr. Contamine served as Chief Financial Officer of Sanofi for more than nine years from 2009 until 2018. Prior to joining Sanofi, he was Chief Financial Officer of Veolia from 2000 to 2009. He previously held various operating functions at Total, and served four years as an auditor at the Cour des Comptes (the supreme body responsible for auditing the use of public funds in France). Mr. Contamine is a graduate of France’s École Polytechnique, ENSAE (École Nationale de la Statistique et de l’Administration Économique) and École Nationale d’Administration. He held the position of non-executive director at Valeo from 2006 to 2017. Mr. Contamine also serves as a non-executive director on the Boards of Société Générale and Total Energies. 100 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Dan Baker is a non-executive independent member of our Board of Directors since 26 April 2022. Dr. Baker joined Janssen/Centocor in 2000 and as Vice President Immunology R&D his responsibilities included the clinical development of Remicade, Simponi and Stelara, as well as other programs in rheumatology and dermatology. He supervised many Phase I-III trials in multiple disease areas, and oversaw more than 15 regulatory approvals in the US, Europe and Japan. Throughout his time at Janssen, he was responsible for evaluating business development opportunities in the immunology space. In 2015 he took on a new role as Disease Area Stronghold Leader at Janssen where he was responsible for Phase II & III clinical development plans for rheumatology products and the overall portfolio strategy in rheumatology and immunology. This included the early research strategy for immunology discovery, managing the early portfolio development and approving all late-stage efforts. Since his retirement from Janssen in 2019, he has continued to be involved in bringing therapies to patients. He raised capital (>$20MM) to fund and start an immunology company, KiRA Biotech, where he now acts as Chief Executive Officer and as Executive Director. Dr. Baker received his B.A. in Biology from Gettysburg College and his Medical Degree from the University of Pennsylvania. He completed his Medical Residency at Hershey Medical Center and Fellowship in Rheumatology and Immunology at the University of Pennsylvania, followed by a Research Fellowship in Rheumatology at Mass General Hospital. He continued on as part of the faculty of the University of Pennsylvania for 18 years before taking on industry roles. 101 Galapagos NV Annual Report 2022

Galápagos
CORPORATE GOVERNANCE

Changes to our Board of Directors

The tenure of Katrine Bosley and Howard Rowe as members of our Board of Directors came to an end on 26 April 2022. We thank Katrine Bosley and Howard Rowe for their contributions and commitment to the Company over the years.

About the Board of Directors

Galapagos NV's Board of Directors consists of at least five and no more than nine members. At least three members of our Board of Directors are independent. On 31 December 2022, the Board of Directors consisted of nine members, five of whom are independent within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code.

Except for Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), all members of the Board of Directors are non-executive directors.

The members of our Board of Directors are appointed at the Shareholders' Meeting upon the proposal of the Board of Directors, for a renewable term of up to four years. Members of the Board of Directors whose mandate has come to an end may be re-appointed. When a position on the Board of Directors becomes vacant, the remaining members may temporarily fill the mandate by cooptation and until appointment of a new Board member at the next Shareholders' Meeting. Each member of the Board of Directors appointed as such by the Shareholders' Meeting shall complete the tenure of the member of the Board of Directors he/she replaces, unless the Shareholders' Meeting decides otherwise. The Nomination Committee nominates, for approval by the Board of Directors, candidates to fill vacancies as they arise, and advises on proposals for appointment originating from shareholders, in each case taking into account the Company's needs and the selection criteria determined by the Board of Directors. In proposing candidates, particular consideration will be given to gender diversity and diversity in general, as well as complementary skills, knowledge and experience.

Provision 3.12 of the 2020 Code recommends that, in case of a one-tier governance structure, (a) there should be a clear division of responsibilities between the person presiding over the Board of Directors (the Chairman) and the person assuming executive responsibility for running the company's business (the CEO), and (b) the Chairman of the Board of Directors and CEO should not be the same individual. In deviation from this provision, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), who is our CEO since 1 April 2022, was also appointed as Chairman of the Board of Directors as of 26 April 2022. In light of the prevailing circumstances, the Board of Directors considered that the one-tier governance structure and the combined role as CEO/Chairman allows the Company to fully leverage the leadership of Dr. Paul Stoffels, and to efficiently set and implement the Company's direction and strategy (including in the field of business development). Furthermore, the Board of Directors is of the opinion that such combined role has a positive impact on the functioning and efficiency of the Board, as well as on the provision of information to the Board of Directors, allowing the Board of Directors to monitor the Company's (and group's) performance more effectively during 2022. In order to ensure sufficient balance, the Board adopted a counter balancing governance

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CORPORATE GOVERNANCE

structure that includes the election of a Lead Non-Executive Director acting as the principal liaison between the Chairman and the non-executive members of the Board of Directors (see also below). Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of the Company, effective as of 2 May 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in the Corporate Governance Charter of Galapagos NV.

The following table sets forth certain information with respect to the members of our Board of Directors during the financial year ended on 31 December 2022:

Name	Position	Nationality	Year of birth or incorporation	Year of initial appointment	Independent director[1]	Attendance rate
Rajesh Parekh[2]	Chairman	British	1960	2004		91%
Stoffels IMC BV[3] [6]	Chairman	Belgian	2022	2022		100%
Howard Rowe[4]	Member	British and U.S.	1969	2010	•	100%
Katrine Bosley[4]	Member	U.S.	1968	2013	•	100%
Mary Kerr	Member	British	1961	2016	•	91%
Peter Guenter	Member	Belgian	1962	2019	•	91%
Elisabeth Svanberg	Member	Swedish	1961	2020	•	100%
Jérôme Contamine[5]	Member	French	1957	2022	•	100%
Dan Baker[5]	Member	U.S.	1950	2022	•	100%
Daniel O' Day	Member	U.S.	1964	2019		100%
Linda Higgins	Member	U.S.	1962	2019		100%

(1) Independent director pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code.
(2) Chairman until 26 April 2022
(3) Director and Chairman as from 26 April 2022 – permanently represented by Dr. Paul Stoffels
(4) Director until 26 April 2022
(5) Director as from 26 April 2022
(6) In June 2022, Galapagos entered into a related party transaction with Stoffels IMC BV within the meaning of article 7:96 of the Belgian Companies Code (i.e. an amendment of the mangement agreement between Galapagos NV and Stoffels IMC BV). Having a conflict of interests concerning the proposed amendment, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) left the meeting before the deliberation and vote concerning this agenda item took place. Afterwards, he rejoined the Board meeting for the next agenda items. Thus, this meeting was taken into account for his attendance rate during the 2022 financial year.

In 2022, the following persons, as identified in the table above, were members of the Board of Directors (former Supervisory Board): Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (member and Chairman since 26 April 2022), Rajesh Parekh (Chairman until 26 April 2022), Howard Rowe (member until 26 April 2022), Katrine Bosley (member until 26 April 2022), Mary Kerr, Peter Guenter, Daniel O'Day, Linda Higgins, Elisabeth Svanberg, Jérôme Contamine (member since 26 April 2022) and Dan Baker (member since 26 April 2022). On 31 December 2022, Mary Kerr, Peter Guenter, Elisabeth Svanberg, Jérôme Contamine and Dan Baker were independent members of the Board of Directors within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code. In 2022, the Board of Directors was therefore composed of a majority of independent directors.

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At the Annual Shareholders' Meeting of 26 April 2022, the tenure of Howard Rowe and Katrine Bosley as members of the Board of Directors came to an end.

In 2022, the Board of Directors thus consisted of three women (except between 1 January 2022 and 26 April 2022 when the Board consisted of four women), and six men (except between 1 January 2022 and 26 April 2022 when the Board consisted of four men), representing five different nationalities and different age categories.

During 2022, Galapagos NV complied with its obligations with respect to gender diversification in the Board of Directors as set forth in article 7:86 of the Belgian Companies Code, and the Board of Directors will continue to monitor future compliance. In proposing candidates, particular consideration is given to diversity in gender, age, nationality, educational and professional background, as well as complementary skills, knowledge and experience. The profiles of all members of the Board of Directors are included in this report (see above), and are also available on **www.glpg.com**.


Gender:
6
men
3
women
9
members


Status:
5
independent
4
non-
independent
9
members

The role of the Board of Directors is to pursue the long-term success and sustainable value creation by Galapagos NV. The Board of Directors does so by assuming the authority and responsibilities assigned to it by Belgian corporate law, the Company's Articles of Association, and the Corporate Governance Charter, and by combining entrepreneurial leadership with appropriate risk assessment and management. Each of the directors' expertise and experience is exemplified by the varied professional activities they carry out and offices they hold. During its meetings in 2022, the Board of Directors dealt with matters pertaining to, among other things, our strategy and growth, the entry into the field of oncology through the combined acquisitions of CellPoint and AboundBio, the evaluation of other business development opportunities, the search and recruitment of our new Chief Executive Officer, the implementation of our new governance model, the implementation of our new strategic direction to accelerate innovation and time-to-patients (including a focus on key therapeutic areas of immunology and oncology, and an expansion of drug modalities beyond small molecules, such as biologicals and CAR-T), clinical trial results, commercialization of Jyseleca®, and regulatory developments, convening of the Shareholders' Meeting and preparation of resolutions to be submitted for approval to the shareholders, the creation of new subscription rights for the benefit of the personnel of Galapagos NV and its subsidiaries, and review and approval of our financial reporting.

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Galápagos
CORPORATE GOVERNANCE

In 2022, fourteen meetings took place physically, through written resolutions, telephone conferences or videocalls to discuss specific matters, including three meetings in the presence of a notary public (relating to the issuance of Subscription Right Plan 2022 (A), Subscription Right Plan 2022 (B), Subscription Right Plan 2022 BE, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW). Two of the meetings in the presence of a notary public were attended by Peter Guenter and Rajesh Parekh via telephone conference. The third meeting in the presence of a notary public was attended by Mary Kerr and Elisabeth Svanberg via telephone conference. All other directors were represented by proxy at the meetings in the presence of a notary public. The attendance rate for the other Board meetings, as identified in the table above, was as follows: Rajesh Parekh: 91%; Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (member since 26 April 2022): 100%; Howard Rowe (member until 26 April 2022): 100%; Katrine Bosley (member until 26 April 2022): 100%; Mary Kerr: 91%; Peter Guenter: 91%; Jérôme Contamine (member since 26 April 2022): 100%; Dan Baker (member since 26 April 2022): 100%; Daniel O'Day: 100%; Linda Higgins: 100%, and Elisabeth Svanberg: 100%. The overall attendance rate was 98%. Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) recused itself from deliberation and decision-making on one agenda item because of a conflict of interests, in accordance with article 7:96 of the Belgian Companies Code, as set forth in further detail in the section titled **Conflict of interests and related parties**.

The Board of Directors acts as a collegial body. A formal evaluation of the Board of Directors (formerly Supervisory Board) and its Board Committees was carried out in September 2021. Each member of the Board of Directors provided feedback through individual assessment forms. The results were presented on an aggregate basis by the Secretary *ad interim* of the (former) Supervisory Board (currently Board of Directors), and served as a basis for discussion by the full (former) Supervisory Board. This evaluation specifically addressed the functioning of the (former) Supervisory Board, the size and composition of the (former) Supervisory Board, the interaction between the (former) Supervisory Board and the (former) Management Board (currently the Executive Committee), and the functioning of the Board Committees. A new Board evaluation exercise was performed in the second half of 2022. As part of this exercise, the Board of Directors' composition was reviewed, a composition matrix was created, and interviews were held with Board members on the functioning and composition of the Board of Directors.

Pursuant to the Company's Corporate Governance Charter and as a counter balancing governance structure for the combined CEO & Chairman role within the Board, the Board of Directors appointed a Lead Non-Executive Director. The Lead Non-Executive Director is also automatically the Vice-Chairman of the Board of Directors. The Lead Non-Executive Director is entrusted with the responsibilities and powers set out in Galapagos NV's Corporate Governance Charter, including, but not limited to, serving as principal liaison between the non-executive directors and the Chairman of the Board. Dr. Rajesh Parekh was appointed as the Lead Non-Executive Director of the Company, effective as of 2 May 2022. Effective as of March 21, 2023, Jérôme Contamine is appointed as the new Lead Non-Executive Director of Galapagos, replacing Dr. Rajesh Parekh.

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Galápagos
CORPORATE GOVERNANCE

The Board of Directors appointed a Secretary entrusted with the functions set out in Galapagos NV's Corporate Governance Charter, including, but not limited to, to advise the Board of Directors and its individual members on all corporate governance matters.

Committees

Audit Committee

Audit Committee member	Function	Independent member[1]	Attendance rate
Howard Rowe[2]	Chairman	•	100%
Jérôme Contamine[3]	Chairman	•	100%
Mary Kerr	Member	•	89%
Peter Guenter	Member	•	100%

(1) Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code
(2) Chairman until 26 April 2022
(3) Chairman as per 2 May 2022

The Audit Committee assists the Board of Directors in fulfilling its monitoring responsibilities with respect to financial reporting, and control and risk management in the broadest sense. The Audit Committee's key responsibilities include (i) monitoring the integrity of the Company's financial statements and the Company's accounting and financial reporting processes and financial statement audits, (ii) monitoring the effectiveness of the Company's internal control and risk management systems, (iii) monitoring the internal audit function and its effectiveness, (iv) monitoring the performance of the external auditor and the statutory audit of the annual and consolidated accounts, (v) reviewing and monitoring the independence of the external auditor, (vi) informing the Board of Directors on the results of the statutory audit, and (vii) informing the Board of Directors on the Company's ESG activities, as included in the Sustainability report which contains the non-financial information as required by articles 3:6, § 4 and 3:32, § 2 of the Belgian Companies Code.

Per 31 December 2022, the Audit Committee consisted of the following three directors, as identified in the table above: Jérôme Contamine (Chairman), Mary Kerr, and Peter Guenter. All members of the Audit Committee are non-executive directors, and are all independent within the meaning of article 7:87 of the Belgian Companies Code, provision 3.5 of the 2020 Code, and Rule 10A-3(b)(1) under the U.S. Securities Exchange Act of 1934, as amended (subject to the exemptions provided in Rule 10A-3(c) under such act. The Chairman of the Audit Committee is an independent non-executive director. Collectively, the members of the Audit Committee have sufficient relevant experience to fulfill their roles effectively, notably in financial matters (including, but not limited to, general accounting and financial reporting, as well as matters of audit, internal control, and risk control) and in the life sciences industry.

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Galápagos
CORPORATE GOVERNANCE

In 2022, the Audit Committee held nine meetings, in which it dealt with matters pertaining to, among other things, audit review, risk management, monitoring financial reporting, the monitoring of Sarbanes-Oxley compliant internal and external audit systems, the monitoring of compliance matters, an update of the Audit Committee Complaints Procedure Policy, a cyber security incident and the onboarding of the new auditor. The Audit Committee acts as a collegial body. The overall attendance at the Audit Committee meetings in 2022 was 97%. The attendance rate at the Audit Committee meetings in 2022 for each of its members is set forth in the table above. Some of the meetings were attended by the statutory auditor of the Company.

Nomination Committee

Nomination Committee members(1)	Function	Independent member(2)	Attendance rate
Rajesh Parekh	Chairman		100%
Katrine Bosley(3)	Member	•	100%
Stoffels IMC BV(4)	Member		100%
Jérôme Contamine(5)	Member	•	100%
Elisabeth Svanberg(6)	Member	•	100%

(1) Pursuant to article 4.20 of the 2020 Code, the remuneration committee and nomination committee were combined from 1 January 2022 up to 2 May 2022
(2) Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code
(3) Member until 26 April 2022
(4) Member as per 2 May 2022 and permanently represented by Dr. Paul Stoffels
(5) Member as per 2 May 2022
(6) Member until 2 May 2022

The Nomination Committee makes recommendations to the Board of Directors with regard to the appointment of the members of the Board of Directors, the CEO, and the members of the Executive Committee. Per 31 December 2022, the Nomination Committee consisted of the following three directors, as identified in the table above: Dr. Rajesh Parekh (Chairman), Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) and Jérôme Contamine. Collectively, the Nomination Committee members have sufficient relevant experience to fulfill their roles effectively.

Provision 4.19 of the 2020 Code recommends that the Board of Directors should set up a Nomination Committee with the majority of its members comprising independent non-executive directors. In deviation from this provision, the Nomination Committee consisted in 2022 of one executive director, one independent non-executive director and one non-executive director. The latter (Dr. Rajesh Parekh) no longer qualifies as independent pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code given his long tenure at Galapagos NV. The Board felt it was appropriate to appoint him as a member and Chairman of the Nomination Committee in view of his experience as former Chairman of the Board and to ensure a smooth transition to the new Chairman. Effective as of 21 March 2023, Dr. Elisabeth Svanberg was appointed as member and Chairman of the Nomination Committee, replacing Dr. Rajesh Parekh.

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Galápagos
CORPORATE GOVERNANCE

The Nomination Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2022, the Nomination Committee held six meetings, dealing with, among other things, matters pertaining to the hire of our new CEO, the proposal of new directors appointed at our Shareholders' Meeting on 26 April 2022, our new governance structure, the proposal of our new Executive Committee members (as per 1 January 2023), and our 2022 Board evaluation. The Nomination Committee acts as a collegial body. The overall attendance at the Nomination Committee meetings in 2022 was 100%. The attendance rate at the Nomination Committee meetings in 2022 for each of its members is set forth in the table above.

Remuneration Committee

Remuneration Committee members[1]	Function	Independent member[2]	Attendance rate
Rajesh Parekh	Chairman		100%
Katrine Bosley[3]	Member	•	100%
Jérôme Contamine[4]	Member	•	100%
Elisabeth Svanberg	Member	•	100%

(1) Pursuant to article 4.20 of the 2020 Code, the remuneration committee and nomination committee were combined from 1 January 2022 up to 2 May 2022
(2) Independent member pursuant to article 7:87 of the Belgian Companies Code and article 3.5 of the 2020 Code
(3) Member until 26 April 2022
(4) Member as per 2 May 2022

The Remuneration Committee makes recommendations to the Board of Directors with regard to the remuneration of the members of the Board of Directors, the CEO, and the members of the Executive Committee, including variable remuneration and long-term incentives, whether or not stock-related, in each case insofar as allowed by applicable laws and regulations.

Per 31 December 2022, the Remuneration Committee consisted of the following three non-executive directors, as identified in the table above: Dr. Rajesh Parekh (Chairman), Elisabeth Svanberg, and Jérôme Contamine, the majority of whom are independent members of the Board of Directors within the meaning of article 7:87 of the Belgian Companies Code and provision 3.5 of the 2020 Code. Collectively, the Remuneration Committee members have sufficient relevant experience to fulfill their roles effectively.

The Remuneration Committee meets as frequently as necessary to ensure effective operation of its responsibilities. In 2022, the Remuneration Committee held six meetings, dealing with, among other things, matters pertaining to the remuneration of our new CEO and Executive Committee members, grants of subscriptions rights, restricted stock units (RSUs) and bonuses, the packages of our retiring Chief Business Officer and Chief Medical Officer, and salary increases. The Remuneration Committee acts as a collegial body. The overall attendance at the Remuneration Committee meetings in 2022 was 100%. The attendance rate at the Remuneration Committee meetings in 2022 for each of its members is set forth in the table above. The CEO participated in those meetings where the remuneration of the Executive Committee members (other than the CEO) were discussed.

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CORPORATE GOVERNANCE Executive Committee of Galapagos NV Composition of the Executive Committee Per 31December2022, our Executive Committee consists of the following members: Paul Stoffels* joined Galapagos as Chief Executive Officer in April 2022, and is an executive member and the Chairman of our Board of Directors since 26 April 2022. He also is a member of the Executive Committee at Galapagos. Prior to that, he was Vice Chairman of the Executive Committee and Chief Scientific Officer of Johnson & Johnson where he set the company’s wide innovation agenda and led its pharmaceutical R&D-pipeline, as well as other external initiatives. Before that, he was worldwide Chairman of Pharmaceuticals of Johnson & Johnson which, under his leadership, significantly rejuvenated its product pipeline and adopted a transformational R&D-operating model, which resulted in the launch of 25 innovative medicines across the globe. Dr. Stoffels joined Johnson & Johnson in 2002, following the acquisition of Virco and Tibotec, where he was Chief Executive Officer and Chairman respectively, and where he led the development of several breakthrough products for the treatment of HIV. Dr. Stoffels also is a member of the Supervisory Board of Philips Healthcare in the Netherlands *Stoffels IMC BV, permanently represented by Dr. Paul Stoffels 109 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Bart Filius is appointed as President of Galapagos in February 2021, and serves as Chief Financial Officer since December 2014 and as Chief Operating Officer since September 2017, and is a member of the Executive Committee at Galapagos. Prior to that, Mr. Filius worked over 13 years at Sanofi where he was the Chief Financial Officer of Sanofi Europe during the last 3 years. Earlier at Sanofi, he was the Country Manager and Chief Financial Officer of Sanofi in the Netherlands. Before that, he was Vice President of Mergers & Acquisitions, during which time he led and completed the divestiture of various franchises. Prior to joining Sanofi, he was a strategy consultant at Arthur D. Little. Mr. Filius has an MBA degree from INSEAD, and a Bachelor’s Degree in business from Nyenrode Business University. In May 2019, Mr. Filius was elected as non-executive director in the Supervisory Board of ProQR Therapeutics. 110 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Walid Abi-Saab joined Galapagos as Chief Medical Officer in March 2017. Dr. Abi-Saab has driven Galapagos’ overall medical strategy and was responsible for late stage clinical development and operations, medical and regulatory affairs and safety. As of June 2021, he became responsible for all development activities as he added early-stage development activities to his already existing responsibilities for late-stage development. 111 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Michele Manto is appointed as Chief Commercial Officer in January 2020, and member of the Executive Committee at Galapagos. He joined Galapagos in September 2017 as Senior Vice President Commercial Operations to build and lead Galapagos’ commercial organization and capabilities. Previously, Mr. Manto held various commercial leadership roles at AbbVie, most recently as General Manager, Global Marketing Rheumatology and General Manager in the Netherlands. Prior to this, he led AbbVie’s commercial activities and launches in rheumatology, gastroenterology and dermatology in Germany and other European countries. He started his professional career as a management and strategy consultant at McKinsey & Company. Mr. Manto holds an MBA from INSEAD and a Degree in Engineering from the Politecnico of Milan. 112 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Our new Executive Committee Members Per 1 January 2023, our Executive Committee has been strengthened with the addition of the following members: Annelies Missotten is appointed as Chief Human Resources Officer and member of the Executive Committee at Galapagos. She joined Galapagos as Vice President Human Resources in February 2018 to transform and build an expert HR team to enable business growth, and leading the transformation of Galapagos into an integrated biopharmaceutical company with an international setup. In 2020, she was appointed Senior Vice President Human Resources and strategic advisor to the CEO and Executive Committee. Before joining Galapagos, she held various senior global HR positions at GSK. She started her career at Proximus, and acquired deep expertise over time in key HR Centres of Expertise, including Training & Development, Talent Acquisition and Reward, and HR Business partnership roles. Ms. Missotten holds a Master’s Degree in Roman Philology from KU Leuven, a DEA in Italian Culture and Linguistics from the Paris IV Sorbonne (France) and L’Universitŕ Cattolica di Milano. Over the years, she completed her education with several systemic psychology and coaching certifications and business courses, amongst others, from INSEAD, Fontainebleau (France). 113 Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Valeria Cnossen is appointed as General Counsel, responsible for Compliance & Ethics, the Corporate Secretary Office and Intellectual Property, and member of the Executive Committee at Galapagos. Ms. Cnossen joined Galapagos on 1 August 2022. She previously was General Counsel of the Consumer Health Group at Johnson & Johnson where she was a strategic partner and key advisor on laws and regulations, transactions and emerging areas, impacting the business such as digital, transparency, sustainability and public policy. Prior to that, she held leadership roles within the Medical Devices and Pharmaceutical Sectors of Johnson & Johnson. Ms. Cnossen joined Johnson & Johnson in 2011 through the acquisition of Crucell, where she was Head of Legal and Compliance. Prior to joining Crucell, Ms. Cnossen was in private legal practice at De Brauw Blackstone Westbroek in the Netherlands, and Cravath, Swaine & Moore in New York City. Ms. Cnossen is a purpose-driven leader, known for her ability to develop high-performing teams and the careers of others, especially as a mentor for women. 114 Galapagos NV Annual Report 2022

Galápagos
CORPORATE GOVERNANCE

About the Executive Committee

The following table sets forth certain information with respect to the members of our Executive Committee during the financial year ended on 31 December 2022:

Name[1]	Position	Nationality	Year of birth or incorporation	Year of initial appointment
Onno van de Stolpe[2]	Chief Executive Officer	Dutch	1959	1999
Stoffels IMC BV[3]	Chief Executive Officer	Belgian	2022	2022
Bart Filius	President, Chief Financial Officer & Chief Operating Officer	Dutch	1970	2014
Andre Hoekema[4]	Chief Business Officer	Dutch	1957	2005
Walid Abi-Saab[5]	Chief Medical Officer	U.S. & Lebanese	1965	2017
Michele Manto	Chief Commercial Officer	Italian	1973	2020

(1) Following the introduction of a one-tier board structure at the Company, the Board of Directors resolved to appoint the members of the (former) Management Board as member in the Executive Committee as from 26 April 2022
(2) Member and CEO until 31 March 2022
(3) Member as from 26 January 2022 – CEO as from 1 April 2022 – permanently represented by Dr. Paul Stoffels
(4) Member until 31 October 2022
(5) Member until 31 December 2022

The Executive Committee has been entrusted by the Board of Directors with the executive management and running of the Company. Without prejudice to the overall responsibility and tasks of the Board of Directors regarding the management and control of the Company, the tasks of the Executive Committee include the following matters (without limitation): the research, identification and development of strategic possibilities and proposals which may contribute to the Company's development in general, the management of the Company and Galapagos group, the supervision of the actual performance of the business compared to its strategic goals, plans and budgets, and the support of the CEO with the day-to-day management of the Company and Galapagos group.

The Executive Committee meets as often as necessary to ensure its effective operation, and in principle once per month.

On 31 December 2022, the Executive Committee consisted of four people: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) (CEO and Chairman of the Executive Committee), Bart Filius (President, CFO and COO), Dr. Walid Abi-Saab (CMO) and Michele Manto (CCO), representing four different nationalities and different age categories. Dr. André Hoekema's mandate as CBO and Executive Committee member ended per 31 October 2022. Dr. Walid Abi-Saab's mandate as CMO and Executive Committee member ended per 31 December 2022. He will stay with Galapagos until 31 May 2023 to ensure a smooth transition.

Furthermore, the Executive Committee members have different educational backgrounds, as can be read in each of their profiles (above).

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Galápagos
CORPORATE GOVERNANCE

The members of the Executive Committee are appointed by the Board of Directors upon recommendation of the Nomination Committee. In proposing candidates for the Executive Committee, particular consideration is given to educational and professional background, complementary skills, knowledge and experience, as well as to diversity in age, gender and nationality.

Galapagos NV's share capital and shares

Share capital increases and issue of shares by Galapagos NV in 2022

On 1 January 2022, the share capital of Galapagos NV amounted to €354,582,005.11 represented by 65,552,721 shares. In the course of 2022, there were three capital increases resulting from the exercise of subscription rights under subscription right plans, resulting in the issuance of 282,790 new shares, an increase of the share capital by €1,529,893.90 and an increase of the issuance premium account by €5,165,462.70.

At the end of 2022, the share capital of Galapagos NV amounted to €356,111,899.01 represented by 65,835,511 shares.

During 2022, the Board of Directors issued subscription rights under five Subscription Right Plans:

- On 13 January 2022, the Supervisory Board (now the Board of Directors) issued 30,000 subscription rights, after acceptance by the beneficiary, within the framework of the authorized capital, for the benefit of a member of the personnel of the group under Subscription Right Plan 2022 (A).

  The subscription rights issued under Subscription Right Plan 2022 (A) have a term of eight years as of the date of the offer and an exercise price of €46.18 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the offer).

- On 26 January 2022, the Supervisory Board (now the Board of Directors) issued 1,000,000 subscription rights, after acceptance by the beneficiary, within the framework of the authorized capital, for the benefit of a member of the personnel of the group under Subscription Right Plan 2022 (B).

  The subscription rights issued under Subscription Right Plan 2022 (B) have a term of eight years as of the date of the offer and an exercise price of €50.00.

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Galápagos
CORPORATE GOVERNANCE

- On 6 May 2022, the Board of Directors issued 2,091,239 subscription rights, after acceptance by the beneficiaries, within the framework of the authorized capital, for the benefit of Executive Committee members and employees of the Galapagos group under new subscription right plans: "Subscription Right Plan 2022 BE", "Subscription Right Plan 2022 RMV" and "Subscription Right Plan 2022 ROW".

  The subscription rights issued under Subscription Right Plan 2022 BE, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW have a term of eight years as of the date of the offer and subscription rights issued under the first offer have an exercise price of €57.46 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the first offer) and under the subsequent offer of €51.58 (the closing price of the share on Euronext Amsterdam and Brussels on the day preceding the date of the second offer).

Number and form of Galapagos shares

Of the 65,835,511 shares of Galapagos NV outstanding at the end of 2022, 5,846 were registered shares and 65,829,665 shares were dematerialized shares. All shares are issued and fully paid up and are of the same class.

Rights attached to Galapagos shares

Each share (i) entitles its holder to one vote at the Shareholders' Meetings; (ii) represents an identical fraction of the share capital and has the same rights and obligations and shares equally in the profit of Galapagos NV; and (iii) gives its holder a preferential subscription right to subscribe to new shares, convertible bonds or subscription rights in proportion to the part of the share capital represented by the shares already held. The preferential subscription right can be restricted or cancelled by a resolution approved by the Shareholders' Meeting, or by the Board of Directors subject to an authorization of the Shareholders' Meeting, in accordance with the provisions of the Belgian Companies Code and Galapagos NV's Articles of Association.

Galapagos NV's authorized capital

In accordance with the Articles of Association, the Extraordinary Shareholders' Meeting of Galapagos NV authorized the Board of Directors to increase the share capital of Galapagos NV, in one or several times, and under certain conditions set forth *in extenso* in the Articles of Association of Galapagos NV.

This authorization consists of two parts:

- A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders' Meeting of 22 October 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. 13 November 2019. This general authorization will expire on 12 November 2024; and

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CORPORATE GOVERNANCE A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening the Shareholders’ Meeting of 25 April 2017(i.e. € 82,561,764.93), wasrenewedandwasvalidforaperiodoffiveyearsfrom the date of publication of this renewal in the Annexes to the Belgian State Gazette, i.e. 31 May 2017. This specific part of the authorized capital could, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all independent directors (within the meaning of article 7:87 of the Belgian Companies Code) approve. This specific authorization expired on 30 May 2022. In 2022, Galapagos NV’s Board of Directors made use of the right to increase the capital in the framework of the authorized capital on three occasions: On 13 January 2022, in connection with the issuance of Subscription Right Plan 2022 (A) under which a maximum of 30,000 new shares could be issued for a total maximum capital increase of €162,300.00 (plus issuance premium); On26January2022,inconnectionwiththeissuanceofSubscriptionRightPlan2022 (B) under which a maximum of 1,000,000 new shares could be issued for a total maximum capital increase of €5,410,000.00 (plus issuance premium); and On 6 May 2022, in connection with the issuance of Subscription Right Plan 2022 BE,SubscriptionRightPlan2022RMVandSubscriptionRightPlan2022ROW,under which a maximum of 2,326,025 new shares could be issued for a total maximum capital increase of €12,583,795.25 (plus issuance premium). On 31December 2022, an amount of €24,889,284.17 still remained available under the general part of the authorized capital. When increasing the share capital within the limits of the authorized capital the Board of Directors may, if in Galapagos NV’s interest, restrict or cancel the shareholders’ preferential subscription rights, even if such restriction or cancellation is made for the benefit of one or more specific persons other than the employees of the group. capital Procedure for changes in Galapagos NV’s share In accordance with the Belgian Companies Code, Galapagos NV may increase or decrease its share capital by decision of the Extraordinary Shareholders’ Meeting approved by a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders’ Meeting must be convened at whichtheshareholdersmaydecideontheagendaitems,irrespectiveofthepercentage of share capital present or represented at such meeting. In this respect, there are no conditions imposed by Galapagos NV’s Articles of Association that are more stringent than those required by law. 118 Galapagos NV Annual Report 2022

Galápagos
CORPORATE GOVERNANCE

Within the framework of the powers granted to it under the authorized capital, the Board of Directors may also increase Galapagos NV's capital as specified in its Articles of Association.

Purchase and sale of Galapagos treasury shares

In accordance with the Belgian Companies Code, Galapagos NV may purchase, subject to the provisions of the Belgian Companies Code, Galapagos NV's own shares and dispose thereof by decision of the Extraordinary Shareholders' Meeting approved by a majority of 75% of the votes cast, at a meeting where at least 50% of the share capital of Galapagos NV is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders' Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting. The aforementioned rules are also applicable to the acquisition of shares of Galapagos NV by its subsidiaries.

The Board of Directors has currently not been authorized by an Extraordinary Shareholders' Meeting to purchase or sell its own shares.

On 31 December 2022, neither Galapagos NV nor any subsidiary of Galapagos NV held any shares in Galapagos NV, nor did any third party hold any shares in Galapagos NV on behalf of Galapagos NV or any of its subsidiaries.

Anti-takeover provisions in Galapagos NV's Articles of Association

Galapagos NV's Articles of Association currently do not contain any anti-takeover provisions.

Anti-takeover provisions under Belgian law

Under Belgian law, public takeover bids for all outstanding voting securities of the issuer are subject to the supervision of the FSMA. If the latter determines that a takeover violates Belgian law, it may lead to suspension of the exercise of the rights attached to any shares that were acquired in connection with the envisaged takeover. Pursuant to the Belgian Law of 1 April 2007 on public takeovers, a mandatory takeover bid must be made when, as a result of its own acquisition or the acquisition by persons acting in concert with it, a person owns, directly or indirectly, more than 30% of the securities with voting rights in a company with registered office in Belgium whose securities are admitted to trading on a regulated or recognized market. The acquirer must offer to all other shareholders the opportunity to sell their shares at the higher of (i) the highest price offered by the acquirer for shares of the issuer during the 12 months preceding the announcement of the bid or (ii) the weighted average price of the shares on the most liquid market of the last 30 calendar days prior to the date on which it became mandatory for the acquirer to launch a mandatory takeover bid for the shares of all other shareholders.

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Galápagos
CORPORATE GOVERNANCE

Material contracts containing change of control clauses

The second amended and restated collaboration agreement between Galapagos NV and AbbVie S.à r.l. ("AbbVie") dated 24 October 2018 contains provisions granting certain rights to AbbVie upon the occurrence of a public takeover bid on our shares or a change of control in respect of Galapagos NV, including, but not limited to clause 11.2 of the agreement (*Change in Control of Galapagos*), entitling AbbVie, to oblige Galapagos NV to take appropriate measures to avoid the disclosure of confidential information, to limit AbbVie's reporting obligations to Galapagos NV, or, depending on the stage in which the change of control occurs, to terminate the agreement.

Procedure for amendments to Galapagos NV's Articles of Association

Pursuant to the Belgian Companies Code, any amendment to the Articles of Association, such as an increase or decrease in the share capital of Galapagos NV, and certain other matters, such as the approval of the dissolution, merger or de-merger of Galapagos NV may only be authorized with the approval of at least 75% of the votes validly cast at an Extraordinary Shareholders' Meeting where at least 50% of Galapagos NV's share capital is present or represented. If the attendance quorum of 50% is not met, a new Extraordinary Shareholders' Meeting must be convened at which the shareholders may decide on the agenda items, irrespective of the percentage of share capital present or represented at such meeting.

Shareholders

Major shareholders of Galapagos NV

Based on transparency notifications received by Galapagos NV under Belgian law and the statements of acquisition of beneficial ownership filed with the U.S. Securities and Exchange Commission under U.S. securities law, the shareholders owning 5% or more of Galapagos NV's shares on 31 December 2022 were Gilead Therapeutics A1 Unlimited Company (16,707,477 shares or 25.38%), Van Herk Investments B.V. (4,635,672 shares or 7.04%), EcoR1 Capital LLC (3,407,246 shares or 5.18%) and FMR LLC (3,884,633 shares or 5.90%).

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Major shareholders on 31 December 2022


25.38%
Gilead
7.04%
Van Herk Investments
5.18%
EcoR1 Capital
5.90%
FMR LLC
0.05%
Insiders
56.45%
Other shareholders

At the end of 2022, our CEO owned 1,000,000 subscription rights. The other members of our Executive Committee held an aggregate of 29,520 shares and 864,000 subscription rights. The members of our Board of Directors held an aggregate of 3,889 shares and 75,000 subscription rights. Each subscription right entitles its holder to subscribe to one share of Galapagos NV.

Subject to the approval of Galapagos' shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Board members Daniel O'Day and Linda Higgins are representatives of Gilead.

Agreements between Galapagos NV shareholders

On the date of this report, Galapagos NV had no knowledge of the existence of any shareholders' agreements between its shareholders.

Agreements with major Galapagos NV shareholders

On 14 July 2019, we and Gilead announced that we entered into a 10-year global research and development collaboration. In the context of the transaction, Gilead also made an equity investment in Galapagos. We also amended and restated the license agreement for filgotinib that we originally entered into with Gilead on 16 December 2015. On 23 August 2019, the closing of the transaction took place and we received an upfront payment of €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

On 15 December 2020, we and Gilead announced that we agreed to amend our existing arrangement for the commercialization and development of filgotinib again.

Terms of the equity investment

As part of the research and development collaboration, Gilead entered into a share subscription agreement with us. On 23 August 2019, Gilead Therapeutics A1 Unlimited

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Company subscribed to 6,828,985 new Galapagos shares at a price of €140.59 per share, which included an issuance premium.

Subject to the approval of Galapagos' shareholders and certain other conditions, Gilead has the right under the terms of the share subscription agreement to have two designees appointed to our Board of Directors. The Special Shareholders' Meeting of 22 October 2019 approved the appointment of Daniel O'Day and Linda Higgins as directors of Galapagos NV, both of whom are still directors of Galapagos NV today.

On 22 October 2019, our Extraordinary Shareholders' Meeting approved the issuance of a warrant to Gilead Therapeutics A1 Unlimited Company, known as Warrant A, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 25.1% of the issued and outstanding shares of the Company. Warrant A expires one year after the issue date and the exercise price per share is €140.59. On 6 November 2019, Gilead exercised Warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares.

On 22 October 2019, Gilead Therapeutics A1 Unlimited Company was also issued another warrant, known as the initial Warrant B, that confers the right to subscribe for a number of new shares sufficient to bring the number of shares owned by Gilead and its affiliates to 29.9% of the issued and outstanding shares of the Company. The initial Warrant B will expire on 23 August 2024. The exercise price per share will be the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of the Galapagos shares preceding the date of the exercise notice with respect to such exercise, and (ii) €140.59. Between 57 and 59 months from 23 August 2019, subject to and upon approval by the Company's Shareholders' Meeting, Gilead Therapeutics A1 Unlimited Company will be issued a warrant with substantially similar terms, including exercise price, to the initial Warrant B. This subsequent Warrant B will expire on the earlier of (i) the date that is five years after the fifth anniversary of the closing and (ii) the date that the warrant is issued.

Gilead and Gilead Therapeutics A1 Unlimited Company are subject to certain standstill restrictions until 10 years following the closing, which occured on 23 August 2019. Among other things, during this time Gilead and its affiliates and any party acting in concert with them may not, without our consent, acquire voting securities of Galapagos exceeding more than 29.9% of the then issued and outstanding voting securities, and Gilead and Gilead Therapeutics A1 Unlimited Company may not propose a business combination with or acquisition of Galapagos. The standstill restrictions are subject to certain exceptions as provided in the share subscription agreement.

Pursuant to the terms of the share subscription agreement, Gilead and Gilead Therapeutics A1 Unlimited Company also agreed to certain lock-up provisions. They shall not, and shall cause their affiliates not to, without our prior consent, dispose of any equity securities of Galapagos prior to the second anniversary of the closing (23 August 2019). During the period beginning on the date that is two years following the closing until the date that is five years following the closing, Gilead and its affiliates shall not, without our prior consent, dispose of any equity securities of Galapagos if after such disposal they would own less than 20.1% of the then issued and outstanding voting

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securities of Galapagos. The lock-up restrictions are subject to certain exceptions as provided in the share subscription agreement and may terminate upon certain events.

In April 2021, Gilead and Galapagos agreed to amend the share subscription agreement to extend the full lock-up of all of Gilead's securities of Galapagos for a period of five years until 22 August 2024. In 2022, Gilead and Galapagos agreed to amend the share subscription agreement for conformity with the change from a two-tier to a one-tier governance system by Galapagos.

Terms of the global research and development collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended, at the discretion of Gilead, for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. On top, a final term extension can be granted in certain circumstances.

For all programs resulting from the collaboration (other than GLPG1972 and GLPG1690), Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20 – 24% on net sales of all our products licensed by Gilead in countries outside Europe as part of the agreement. For GLPG1972, Gilead declined to exercise its option under the collaboration agreement in November 2020. In February 2021, the development of GLPG1690 (ziritaxestat) was discontinued.

Revised filgotinib collaboration

Under the terms of the new arrangement agreed in December 2020, we assumed all development, manufacturing, commercialization and certain other rights for filgotinib in Europe. Gilead retains commercial rights and remains the marketing authorization holder for filgotinib outside of Europe, including in Japan, where filgotinib is co-marketed with Eisai. The transfer was subject to applicable local legal, regulatory and consultation requirements. Most activities transferred to Galapagos by 31 December 2021 and we completed the transition during 2022.

The new arrangement was formalized in (1) the Transition and Amendment Agreement of 3 April 2021 pursuant to which Gilead transitioned the exploitation of filgotinib in Europe to Galapagos by the end of 2021, (2) the DIVERSITY Letter Agreement of 6 September 2021 pursuant to which we and Gilead agreed to transfer the sponsorship of and operational and financial responsibility for the ongoing DIVERSITY study and its long-term extension study (LTE) study from Gilead to Galapagos, and (3) the Second Amended and Restated License and Collaboration Agreement of 24 December 2021,

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amending and restating the existing collaboration agreement, which went into effect as of 1 January 2022.

In March 2022, Gilead and Galapagos agreed to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC and CD to assess semen parameters while taking filgotinib, and its long-term extension, from Gilead to Galapagos.

Since 1 January 2021, we bear the future development costs for certain studies, in lieu of the equal cost split contemplated by the previous agreement. These studies include the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The existing 50/50 global development cost sharing arrangement continued for the following studies: SELECTION and its long-term extension study (LTE) in UC, DIVERSITY and its LTE, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn's disease, pediatric studies and their LTEs in RA, UC and CD, and support for investigator sponsored trials in IBD. In September 2021, we and Gilead agreed to transfer the sponsorship of the DIVERSITY study and its LTE study from Gilead to Galapagos. The transfer was intended to be completed by 30 June 2022 and was completed by March 2023. From 1 April 2022, Galapagos is solely responsible for all development costs for the DIVERSITY study and its LTE study. In March 2022, we and Gilead agreed to transfer the sponsorship of the MANTA study and its LTE from Gilead to Galapagos, which transfer was largely completed by 31 December 2022.

All commercial economics on filgotinib in Europe transferred to us as of 1 January 2022, subject to payment of tiered royalties of 8 to 15 percent of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead has agreed to irrevocably pay Galapagos €160 million, subject to certain adjustments for higher than budgeted development costs. Gilead paid €35 million in January 2021, an additional €75 million in April 2021 and €50 million in 2022. Furthermore, Gilead made a one-time payment of $15 million to Galapagos in 2022 in consideration for Galapagos assuming responsibility for the DIVERSITY study. In addition, we will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. However, we will remain eligible to receive tiered royalty percentages ranging from 20% to 30% on Gilead's global net sales of filgotinib outside of Europe and future development and regulatory milestone-based payments of up to $275 million and sales-based milestone payments of up to $600 million.

On 28 March 2022 filgotinib was approved by the Japanese Ministry of Health, Labour and Welfare for UC, for which we received a $20.0 million (€18.2 million) regulatory milestone payment from Gilead in May 2022.

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In March 2022, Gilead and Galapagos agreed to further amend the collaboration by adding the following countries to the Galapagos territory: Andorra, San Marino, Monaco, and Vatican City.

Our remuneration policy

A revised remuneration policy is applicable as of 1 January 2022, and has been approved by the 2022 Shareholders' Meeting. Such document is available on our website.

Remuneration report

Introduction: remuneration report 2022

Galapagos' remuneration policy

Galapagos' current remuneration policy was prepared in accordance with the Belgian Companies Code and approved by Galapagos' shareholders at the 2022 Annual Shareholders' Meeting with 64.40% of shareholder votes. The policy became effective as from 1 January 2022 and applies for the reporting year beginning on 1 January 2022. In this report we will look back at 2022 and reflect on how the progress made with regard to our 2022 corporate objectives has influenced the remuneration outcomes.

Galapagos encourages an open and constructive dialogue with its shareholders to discuss its approach to governance, including remuneration, and to understand what they consider best practices. The disclosure in the remuneration report reflects the input received from Galapagos' shareholders over the years as well as developments in the legislative framework, including the introduction of the comparison table and pay ratio.

The objective of our remuneration policy is to attract, motivate and retain diverse, qualified and expert individuals who are key in order to achieve our strategic and operational objectives. Our further goals are to be competitive in the appropriate market by benchmarking against relevant peer groups, incentivizing performance at the highest possible level, allowing for differential rewards according to individual performance, not to discriminate on any grounds other than performance, and to reinforce an open, fair, consistent and equitable culture.

Peer group and benchmarking

Galapagos' remuneration policy strives to take into account relevant benchmarks with appropriate peer companies and, for the Executive Committee members, the group's performance management system is also considered. Over the years, our Nomination and Remuneration Committee has conducted such benchmarking exercise and has been supported by external advisors during the performance of its responsibilities.

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Currently a new benchmarking exercise for Executive Committee roles is ongoing in the light of our strategic transformation and reviewed R&D strategy, focused on immunology and oncology with the aim to transform patient outcomes through life-changing science and innovation. Galapagos is at a pivotal juncture in its history to reset its strategic path, and is building an oncology franchise where attracting and retaining highly specialized expertise in an international labor market is essential to succeed.

The peer groups currently determined by the Remuneration Committee consist of publicly listed biotechnology companies with a comparable market capitalization in the U.S. and biotechnology and pharmaceutical companies with a broadly comparable market capitalization in Europe, in both cases taking into account the R&D and commercialization profile and business model to the extent possible. The Committee considers both these reference points given the talent pool for the Executive Committee extends to both Europe and the U.S., with the majority of our competitors based in the U.S. These benchmarks will support the Remuneration Committee in its decision making, also taking into account Galapagos' strategic context and requirements, company performance, individual performance and skills as well as broader workforce considerations. Finally, the committee also determined to maintain a view to a Bel20 (the benchmark stock market index of Euronext Brussels) general industry peer group (excluding financial services companies) to ensure an understanding of the local Belgian listed market given the location of our headquarters; however, given the international nature of our executive leadership and specific sector considerations, it is not the reference to inform our pay policy.

Remuneration of the members of the Board of Directors

Remuneration structure components

The remuneration of the members of the Board of Directors consists of (i) a fixed annual cash amount, and (ii) an equity-based component. The remuneration of the directors does not contain a variable component, and hence no performance criteria apply to their remuneration.


Cash remuneration
+
Equity-based remuneration

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In accordance with our remuneration policy and the decision of the annual Shareholders' Meeting of 28 April 2020, the remuneration of the members of the Board of Directors for the exercise of their mandate during the financial year ending 31 December 2022 consisted of the following components:

Directors	Board of Directors				Audit Committee		Nomination Committee[2]		Remuneration Committee[2]		TOTAL REMU-NERATION
	Cash remuneration		Equity-based remuneration		Cash remuneration		Cash remuneration		Cash remuneration		
	Chairman	Member	Cash granted to acquire GLPG shares[1]	Acquired GLPG shares[1]	Chairman	Member	Chairman	Member	Chairman	Member	
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels[3]	N/A		N/A					N/A			N/A[3]
Dr. Rajesh Parekh[4]	€32,143	€33,929	€66,000	697			€13,571		€20,000		€165,643
Dr. Mary Kerr		€50,000	€50,000	528		€15,000					€115,000
Mr. Peter Guenter		€50,000	€50,000	539		€15,000					€115,000
Dr. Elisabeth Svanberg		€50,000	€50,000	532						€15,000	€115,000
Mr. Jérôme Contamine[5]		€34,066	€34,000	366	€13,626			€10,220		€10,220	€102,131
Dr. Dan Baker[5]		€34,066	€34,000	363							€68,066
Mr. Howard Rowe[6]		€16,071	€16,000	158	€6,429						€38,500
Ms. Katrine Bosley[6] [7]		€16,071	€-	-						€4,821	€20,892
Mr. Daniel O'Day[8]											N/A[8]
Dr. Linda Higgins[8]											N/A[8]

(1) The company grants a gross amount equal to the respective Board member's annual cash remuneration, to use the net portion (after taxes) to acquire shares of Galapagos in the open market.
(2) Until 26 April 2022, the company had a Nomination and Remuneration Committee and as of 26 April 2022 we have two committees, being the Nomination Committee and the Remuneration Committee.
(3) Chairman of the Board of Directors as of 26 April 2022. Stoffels IMC BV does not receive any remuneration for its mandate as Chairman of the Board of Directors or Committee member.
(4) Chairman of the Board of Directors until 26 April 2022.
(5) Director as of 26 April 2022.
(6) Director until 26 April 2022.
(7) Ms. Bosley waived her equity-related remuneration for financial year 2022.
(8) Mr. O'Day and Dr. Higgins, both Gilead representatives, do not receive any remuneration for their mandate as members of the Board of Directors.

Effective from 26 April 2022, our new Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) has been appointed as the Chairman of the Board of Directors of Galapagos. The Chief Executive Officer will only be remunerated for the performance of its executive functions as Chief Executive Officer and is not entitled to any additional remuneration for its mandates of Chairman of the Board of Directors or of any Committee.

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Cash remuneration

The members of the Board of Directors receive a fixed annual cash amount, irrespective of the number of Board meetings that are held during the year. The remuneration of the directors does not contain a variable part. These Board fees are paid in quarterly installments at the end of each calendar quarter.

For the financial year 2022 the previous Chairman of the Board of Directors, Mr. Rajesh Parekh, received a total cash remuneration of €67,072 and the other members €50,000 each (if in function for the entire year). In addition, Committee membership entitles the directors to an additional €15,000 in cash and Committee chairmanship to an additional €20,000 in cash (if in function for the entire year).

Equity based remuneration

In accordance with provision 7.6 of the 2020 Code, Galapagos also grants members of the Board of Directors an equivalent to a remuneration in shares, being a cash amount equal to the respective Board member's annual cash remuneration whereby the net portion (after taxes) should be used to acquire Galapagos shares. During the financial year 2022, the members of the Board of Directors received the following additional cash compensation: for the previous Chairman of the Board of directors €100,000 (prorated amount if not in function for the entire year) and for the other members €50,000 each (prorated amount if not in function for the entire year), in each case subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. One former Board member waived the equity-based remuneration for the financial year 2022. These share purchases resulted in the number of shares identified in the table above. The shares that each director so acquires are to be held until at least one year after the Board member leaves the Board of Directors and at least three years after the time of acquisition. These latter payments make up the equivalent of an equity component of the members of the Board of Directors' remuneration, as recommended by the 2020 Code.

As of 2020 Galapagos does not grant any subscription rights to members of the Board of Directors (non-executive directors).

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Remuneration of Executive Committee members

Remuneration structure components

The total remuneration package of the CEO and other Executive Committee members consists of (i) fixed remuneration, being a base salary, pension and other benefits and (ii) variable remuneration, being a cash bonus, the grant of restricted stock units ("RSUs") and subscription rights ("SRs") that will be further outlined below. For the variable part of the Executive Committee members' remuneration, performance criteria apply.


Short-term incentive
Long-term incentives
Base salary
Pension & other benefits
Cash bonus
RSUs
Subscription rights

Performance criteria and evaluation methods for Executive Committee members

For 2022, the performance criteria considered in decision-making for cash bonuses (short-term incentive) and annual RSU grants (long-term incentive) include the elements identified in the table below, whereby each of the corporate objectives is further detailed in a clear and measurable way to enable robust evaluation by the Remuneration Committee as well as by the Board of Directors.

Our ambition is to continue establishing ourselves as a successful commercial stage biopharmaceutical company focused on the discovery, development and commercialization of innovative medicines in areas of unmet medical needs with the aim to improve the lives of people suffering from serious diseases. In order to achieve this long-term goal, we are striving for continued innovation in our research efforts and sound clinical progress year over year, while maintaining a healthy cash position. Considering our new strategy, we shifted from novel target-based discovery to patient-focused medical need research and development with a focus on our key therapeutic areas of immunology and oncology. In addition, our corporate development and business goals aim to foster the growth of the company and value creation for all shareholders, including via business development opportunities, to complement our internal pipeline. Finally, our commercial development goal intends to continue to build our filgotinib franchise throughout Europe, in order to become a commercially successful biopharmaceutical company which brings transformational medicines to patients (subject to having obtained governmental approvals).

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CORPORATE GOVERNANCE 2022 CORPORATE OBJECTIVES Each equally weighted Corporate Actual cash burn versus guidance, training and compliance goals Business Development Achievement of business development transaction(s) Research progress Select new targets and nominate pre-clinical candidates to strengthen our Discovery portfolio. Identify a new target from pre-clinical research on new drug modalities Clinical trial progress Advance compounds to the next clinical development phase to mature the development pipeline. Initiate the expansion of the use of filgotinib so that it may become accessible to a broader patient population Commercial development Execution of a successful Europe launch for filgotinib, including sales and earnings target The individual performance evaluation is supported by the group’s performance management system that assesses the performance of all employees (including Executive Committee members) over the calendar year against a set of objectives determined at the start of the year. Taking all considerations into account, Galapagos’ policy is to grant a number of subscription rights each year based on a consideration of each Executive Committee member’s role, individual performance for the performance year as well as individual impact on long-term value creation. The Remuneration Committee is responsible for evaluating the Executive Committee members’ performance in accordance with the principles set out above. The Remuneration Committee is composed exclusively of non-executive directors and a majorityofitsmembersqualifyasindependentBoardmembers.Thishelpspreventthe occurrence of conflicts of interest regarding the implementation of the remuneration policy in relation to the Executive Committee members. The members of the Executive Committee are not invited to take part in any discussions of the Remuneration Committee related to their own individual remuneration. The level of achievement of the objectives for the CEO is assessed at the end of each yearbytheRemunerationCommitteeanddiscussedandfinallyestablishedbytheBoard of Directors. The level of achievement of the objectives of the other members of the Executive Committee is assessed by the CEO at the end of the year, discussed by the Remuneration Committee and finally established by the Board of Directors. 130 Galapagos NV Annual Report 2022

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Executive Committee	Fixed remuneration			Variable remuneration			TOTAL REMUNERATION	Proportion of fixed and variable remuneration
					Multi-year variable			
	Base salary	Other components[(1)]	Pension	Cash bonus[(2)]	Vested RSUs[(3)]	Granted SRs[(4)]		
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels[(5)]	€562,500	€-	€-	€337,500	€-	€570,000	€1,470,000	Fixed: 38.27% Variable: 61.73%
Onno van de Stolpe[(6)]	€160,524	€22,970	€19,500	€-	€-	€-	€202,994	Fixed: 100%
Other ExCom members[(7)]	€1,617,538	€82,873	€220,575	€659,300	€6,103,529	€-	€8,683,815	Fixed: 22.12% Variable: 77.88%

(1) Other components are the value of the benefits and perquisites awarded, such as a company car, tax advisory services and health and disability insurance.
(2) The one-year variable is the short-term cash bonus awarded to each Executive Committee member in respect of 2022 and paid in April 2023.
(3) During financial year 2022 RSUs vested under RSU Plan 2019.I, 2019.II, 2019.III, 2020.II and 2021 IV and pay-outs occurred accordingly.
(4) The value of the subscription rights ("SRs") granted during the financial year 2022 is calculated by comparing the exercise price with the average share price of the share as quoted on Euronext Brussels and Amsterdam during the financial year 2022.
(5) CEO as of 1 April 2022.
(6) CEO until 31 March 2022. Mr. Onno van de Stolpe's base salary is €160,524, including €5,239.02 in the form of personal pension contributions. The €19,500 pension amount does not include the amount of €5,239.02, which is part of Mr. Onno van de Stolpe's fixed base salary.
(7) Pursuant to the applicable Belgian legislation for the two-tier governance system, we hereby disclose the individual figures for the Executive Committee members part of the aggregate amounts disclosed under "Other ExCom members".

Other ExCom members	Fixed remuneration			Variable remuneration			TOTAL REMUNERATION	Proportion of fixed and variable remuneration
					Multi-year variable			
	Base salary	Other components[(1)]	Pension	Cash bonus[(2)]	Vested RSUs[(3)]	Granted SRs[(4)]		
Bart Filius	€515,000	€25,527	€63,300	€230,000	€1,974,467	€-	€2,808,294	Fixed: 21.50% Variable: 78.50%
Andre Hoekema	€317,775	€25,328	€46,125	€100,000	€1,961,547	€-	€2,450,775	Fixed: 15.88% Variable: 84.12%
Walid Abi-Saab	€434,563	€14,203	€62,400	€165,000	€1,543,240	€-	€2,219,406	Fixed: 23.03% Variable: 76.97%
Michele Manto	€350,200	€17,815	€48,750	€164,300	€624,275	€-	€1,205,340	Fixed: 34.58% Variable: 65.42%

Fixed remuneration

The Board of Directors, upon recommendation of the Remuneration Committee, decided that for the financial year 2022 each member of the Executive Committee, including the CEO, received the base salary (gross amount) as identified in the total remuneration table above. The fixed remuneration is a base salary designed to fit responsibilities, relevant experience and competences, in line with market rates for equivalent positions.

Variable remuneration

Galapagos' policy is to grant a number of long-term incentives based on the individual performance for the performance year while also considering individual (future) impact on long-term value creation. Bonuses consist both of a short-term cash component and a long-term RSU component. Members of the Executive Committee were also offered subscription rights in 2022.

Under our remuneration policy, the CEO's cash bonus can be maximum 75% of its base salary. The aggregate cash bonuses of the other members of the Executive Committee can be maximum 50% of the aggregate base salaries. An equivalent number of RSUs will

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be granted to the CEO and the other members of the Executive Committee under the RSU Annual Long-Term Incentive Plan.

(a) Short-term variable remuneration

Upon recommendation of the Remuneration Committee, the Board of Directors determined an overall achievement of 80% (out of a maximum of 100%) against the 2022 corporate objectives. In arriving at this determination, the Board considered that some of the objectives were not achieved, some had been met and some overachieved. This determination included an evaluation of activities that were either stopped, started or modified by the strategic reset that occurred during the course of the year following the appointment of our new CEO.

The performance highlights over 2022 included: (i) the acquisition of CellPoint & AboundBio, propelling us into the field of oncology, and next generation CAR-Ts and biological drug modalities, (ii) Jyseleca® performance beyond expectations, with actual full year net sales of €87.6 million, at the upper end of the guidance of €80 – 90 million and above the initial 2022 net sales guidance of €65 – 75 million – reaching 18,000 patients in Europe and reimbursed for RA in 15 countries, and for UC in 11 countries, (iii) regulatory progress, including completion of the PRAC article 20 procedure for all JAK inhibitors in Europe to treat certain inflammatory disorders, including filgotinib, and separately, a positive CHMP opinion on the type II variation application for filgotinib based on the MANTA and MANTA-RAy studies, resulting in a label update of the European label for RA and UC, (iv) the launch of our new *Forward, Faster* strategy involving the transformation of our R&D organization into a fit-for-purpose R&D organization, built around our key therapeutic areas oncology and immunology and (v) initial encouraging safety and efficacy results from ongoing Phase 1/2 study in refractory/relapsed non-Hodgkin's lymphoma with CD19 CAR-T candidate, GLPG5101, manufactured at point-of-care.

The 80% corporate funding level is applicable to the wider Galapagos workforce for the corporate component of their bonus funding, including the members of the Executive Committee. The Board of Directors, for the CEO upon recommendation of the Remuneration Committee and for the other Executive Committee members upon proposals of the CEO, considered this level of funding, as applied to the wider workforce, together with individual performance of Executive Committee members in order to determine the individual cash bonus outcomes for 2022 set out in the total remuneration table above: Stoffels IMC BV, permanently represented by Dr. Paul Stoffels (€337,500; 60% of 2022 base salary)[28], Mr. Bart Filius (€230,000; 45% of 2022 base salary), and Mr. Michele Manto (€164,300; 47% of 2022 base salary). Our former Executive Committee members have the following cash bonus outcomes: Dr. Andre Hoekema (€100,000; 31% of 2022 base salary) and Dr. Walid Abi-Saab (€165,000; 38% of 2022 base salary). These 2022 cash bonuses will be paid in April 2023. With the exception of the retired Chief Business Officer and Chief Medical Officer, each of the members of the Executive Committee will be granted an equivalent number of RSUs under the 2023 RSU Annual Long-Term Incentive Plan as long-term variable remuneration.

[28] The conflict of interest procedure within the meaning of article 7:96 of the Belgian Companies Code has been applied for the 2022 bonus decision for Stoffels IMC BV, a full disclosure shall happen in the annual report for the financial year 2023.

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(b) Long-term variable remuneration

In 2022, our (new) CEO, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), was offered 1,000,000 subscription rights under Subscription Right Plan 2022 (B) as a sign-on remuneration given the strategic importance of hiring Dr. Stoffels as CEO, his knowledge and experience in the pharmaceutical sector and leadership capabilities. He accepted all the granted subscription rights.

The members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2022 BE and each accepted all subscription rights granted as per the following: Mr. Bart Filius: 68,000 subscription rights, Dr. Walid Abi-Saab: 32,000 subscription rights and Mr. Michele Manto: 24,000 subscription rights. Further reference is made to the **Equity components** of the remuneration section, which contains, among others, a description of the 2022 grant of subscription rights.

The total remuneration table above sets forth the value of the number of RSUs vested and paid out in 2022 for each member of the Executive Committee. Each RSU represents the right to receive, at Galapagos' discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. During 2022, there were RSU vestings under five different RSU plans: Plan 2019.I, Plan 2019.II, Plan 2019.III, Plan 2020.II and Plan 2021.IV. The pay-outs to the Executive Committee members occurred accordingly and the aggregate amounts are set forth in the total remuneration table above. Reference is made to the **Equity components** of the remuneration section.

For a description of the RSU grants to the Executive Committee members in 2022, reference is made to the **Equity components** of the remuneration section. This section also sets out the main characteristics of the different RSU plans issued by Galapagos to its members of the Executive Committee in 2019, 2020, 2021 and 2022.

Pension and other components

In addition, the members of the Executive Committee enjoy a number of benefits in line with our remuneration policy such as a retirement plan, insurance programs (covering life insurance, disability, travel insurance and health), company cars and the provision of certain tax services. The aforementioned retirement plan is set up as a defined contribution arrangement and is in line with market practice in Belgium. The pension and other components of the remuneration of each Executive Committee member are summarized in the total remuneration table above.

Equity components of the remuneration

Subscription rights awarded, exercised or expired

In 2022, we issued subscription right plans for the benefit of employees of the group and of Executive Committee members: Subscription Right Plan 2022 (A), Subscription Right Plan (B), Subscription Right Plan 2022 BE, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW. Each subscription right gives the right to subscribe

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for one new Galapagos share. Our CEO was offered new subscription rights under Subscription Right Plan 2022 (B) and the members of the Executive Committee were offered new subscription rights under Subscription Right Plan 2022 BE, subject to acceptance. The final number of accepted subscription rights under Subscription Right Plan 2022 (B) was enacted by the notary deed of 25 March 2022 and under Subscription Right Plan 2022 BE by notary deeds of 7 July 2022 and 2 September 2022. The table below sets forth the numbers of subscription rights offered and accepted by the CEO and each other member of the Executive Committee in 2022, respectively under Subscription Right Plan 2022 (B) and Subscription Right Plan 2022 BE.

The main characteristics of the subscription right plans offered to the members of the Executive Committee are as follows:

- The subscription rights are offered for no consideration;
- The subscription rights typically have a lifetime of eight years and a vesting period of three years after the year of grant;
- Good and bad leaver rules apply in case of termination prior to the end of the vesting period.

Under Subscription Right Plan 2022 (B), the subscription rights have a lifetime of eight years and an exercise price of €50.00. The subscription rights under Subscription Right Plan 2022 (B) vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights can in principle not be exercised prior to 1 January 2026.

Under Subscription Right Plan 2022 BE, the subscription rights have a lifetime of eight years and an exercise price of €57.46. For all the beneficiaries under the Subscription Right Plan 2022 BE, the subscription rights vest only and fully on the first day of the fourth calendar year following the calendar year in which the grant was made. The subscription rights can in principle not be exercised prior to 1 January 2026 and are not transferable. The table below sets forth the main characteristics for subscription right plans issued during previous years and 2022.

As from 1 January 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code and provision 7.6 of the 2020 Code, which stipulates that non-executive directors should not be entitled to receive stock options. Prior to 2020, members of the Board of Directors were granted subscription rights and hence the table below also contains disclosures for Board members.

No subscription rights expired for members of the Board of Directors or Executive Committee in 2022.

The table below sets forth the subscription rights outstanding and exercisable per 31 December 2022 for the (former) members of the Board of Directors or Executive Committee, the subscription rights awarded to the (former) Executive Committee

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members during 2022 and exercised by the (former) members of the Board of Directors or Executive Committee in 2022:

	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs outstanding per 31/12/2022	Number of SRs exercisable per 31/12/2022	SRs offered & accepted during 2022	SRs exercised during 2022	SRs expired in 2022
Directors[2]										
Dr. Rasjesh Parekh	WP 2017	30/08/2017	36 months 1/36 per month	01/01/2021 – 16/05/2025	€80.57	15,000	15,000			0
	WP 2018	24/08/2018	36 months 1/36 per month	01/01/2022 – 18/04/2026	€79.88	15,000	15,000			0
	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	15,000				0
Mr. Howard Rowe	WP 2014	25/07/2014	36 months 1/36 per month	01/01/2018 – 24/07/2022	€14.54	0	0		2,520	0
	WP 2015	30/04/2015	36 months 1/36 per month	01/01/2019 – 29/04/2023	€28.75	2,520	2,520			0
	WP 2015.B	02/03/2016	36 months 1/36 per month	02/03/2019 – 21/12/2023	€49.00	7,500	7,500			0
	WP 2016	16/08/2016	36 months 1/36 per month	01/01/2020 – 31/05/2024	€46.10	7,500	7,500			0
	WP 2017	30/08/2017	36 months 1/36 per month	01/01/2021 – 16/05/2025	€80.57	7,500	7,500			0
	WP 2018	24/08/2018	36 months 1/36 per month	01/01/2022 – 18/04/2026	€79.88	7,500	7,500			0
	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500				0
Ms. Katrine Bosley	WP 2015	30/04/2015	36 months 1/36 per month	01/01/2019 – 29/04/2023	€28.75	2,520	2,520			0
	WP 2015.B	02/03/2016	36 months 1/36 per month	02/03/2019 – 21/12/2023	€49.00	7,500	7,500			0
	WP 2016	16/08/2016	36 months 1/36 per month	01/01/2020 – 31/05/2024	€46.10	7,500	7,500			0
	WP 2017	30/08/2017	36 months 1/36 per month	01/01/2021 – 16/05/2025	€80.57	7,500	7,500			0
	WP 2018	24/08/2018	36 months 1/36 per month	01/01/2022 – 18/04/2026	€79.88	7,500	7,500			0
	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500				0
Dr. Mary Kerr	WP 2017	30/08/2017	36 months 1/36 per month	01/01/2021 – 16/05/2025	€80.57	7,500	7,500			0
	WP 2018	24/08/2018	36 months 1/36 per month	01/01/2022 – 18/04/2026	€79.88	7,500	7,500			0
	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500				0
Mr. Peter Guenter	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	7,500				0
Executive Committee members										
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	SR Plan 2022 (B)	25/03/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 25/01/2030	€50.00	1,000,000	0	1,000,000		0

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	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs outstanding per 31/12/2022	Number of SRs exercisable per 31/12/2022	SRs offered & accepted during 2022	SRs exercised during 2022	SRs expired in 2022
Mr. Onno van de Stolpe	WP 2014	14/10/2014	36 months 1/36 per month	01/01/2018 – 24/07/2022	€14.54	0	0		100,000	0
	WP 2015	29/06/2015	36 months 1/36 per month	01/01/2019 – 29/04/2023	€28.75	0	0		100,000	0
	WP 2015.B	02/03/2016	36 months 1/36 per month	02/03/2019 – 21/12/2023	€49.00	100,000	100,000			0
	WP 2016	31/07/2016	36 months 1/36 per month	01/01/2020 – 31/05/2024	€46.10	100,000	100,000			0
	WP 2017	30/08/2017	36 months 1/36 per month	01/01/2021 – 16/05/2025	€80.57	100,000	100,000			0
	WP 2018	18/06/2018	36 months 1/36 per month	01/01/2022 – 18/04/2026	€79.88	100,000	100,000			0
	WP 2019	12/07/2019	36 months 1/36 per month	01/01/2023 – 10/04/2027	€95.11	100,000				0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	85,000				0
	SR Plan 2021 BE	18/08/2021	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	85,000				0
Mr. Bart Filius	WP 2017	30/08/2017	100% 3rd year after year of grant 01/01/2021	01/01/2021 – 16/05/2025	€80.57	60,000	60,000			0
	WP 2018	18/06/2018	100% 3rd year after year of grant 01/01/2022	01/01/2022 – 18/04/2026	€79.88	80,000	80,000			0
	WP 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	65,000				0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	50,000				0
	SR Plan 2021 BE	18/08/2021	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	50,000				0
	SR Plan 2022 BE	02/09/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€57.46	68,000		68,000		0
Dr. Andre Hoekema	WP 2014	14/10/2014	100% 3rd year after year of grant 01/01/2018	01/01/2018 – 24/07/2022	€14.54	0	0		10,000	0
	WP 2015	29/06/2015	100% 3rd year after year of grant 01/01/2019	01/01/2019 – 29/04/2023	€28.75	20,000	20,000		10,000	0
	WP 2015.B	02/03/2016	100% 3rd year after year of grant 02/03/2019	02/03/2019 – 21/12/2023	€49.00	40,000	40,000			0
	WP 2016	31/07/2016	100% 3rd year after year of grant 01/01/2020	01/01/2020 – 31/05/2024	€46.10	55,000	55,000			0
	WP 2017	30/08/2017	100% 3rd year after year of grant 01/01/2021	01/01/2021 – 16/05/2025	€80.57	60,000	60,000			0
	WP 2018	18/06/2018	100%	01/01/2022	€79.88	50,000	50,000			0

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	Plan[1]	Grant date	Vesting period	Exercise period	Exercise price	Number of SRs outstanding per 31/12/2022	Number of SRs exercisable per 31/12/2022	SRs offered & accepted during 2022	SRs exercised during 2022	SRs expired in 2022
			3rd year after year of grant 01/01/2022	– 18/04/2026						
	WP 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	50,000				0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	30,000				0
	SR Plan 2021 BE	18/08/2021	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	30,000				0
Dr. Walid Abi-Saab	WP 2016.B	06/04/2017	100% 3rd year after year of grant 06/04/2020	06/04/2020 – 19/01/2025	€62.50	10,000	10,000			0
	WP 2017	30/08/2017	100% 3rd year after year of grant 01/01/2021	01/01/2021 – 16/05/2025	€80.57	45,000	45,000			0
	WP 2018	18/06/2018	100% 3rd year after year of grant 01/01/2022	01/01/2022 – 18/04/2026	€79.88	60,000	60,000			0
	WP 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	50,000				0
	SR Plan 2020	23/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	40,000				0
	SR Plan 2021 BE	18/08/2021	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	40,000				0
	SR Plan 2022 BE	02/09/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€57.46	32,000		32,000		
Mr. Michele Manto	WP 2017	30/08/2017	100% 3rd year after year of grant 01/01/2021	01/01/2021 – 16/05/2025	€80.57	60,000	60,000			0
	WP 2018	18/06/2018	100% 3rd year after year of grant 01/01/2022	01/01/2022 – 18/04/2026	€79.88	30,000	30,000			0
	WP 2019	12/07/2019	100% 3rd year after year of grant 01/01/2023	01/01/2023 – 10/04/2027	€95.11	40,000				0
	SR Plan 2020	16/06/2020	100% 3rd year after year of grant 01/01/2024	01/01/2024 – 17/04/2028	€168.42	30,000				0
	SR Plan 2021 BE	02/07/2021	100% 3rd year after year of grant 01/01/2025	01/01/2025 – 30/04/2029	€64.76	30,000				0
	SR Plan 2022 BE	02/09/2022	100% 3rd year after year of grant 01/01/2026	01/01/2026 – 06/05/2030	€57.46	24,000		24,000		0

(1) Warrant Plan (WP) and Subscription Right Plan (SR Plan)

(2) Dr. Dan Baker, Dr. Elisabeth Svanberg, Mr. Jérôme Contamine, Mr. Daniel O'Day and Dr. Linda Higgins do not have any subscription rights.

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At the end of 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) held 1,000,000 subscription rights, Mr. Bart Filius held 25,000 shares and 373,000 subscription rights, Dr. Walid Abi-Saab held 2,500 shares and 277,000 subscription rights, and Mr. Michele Manto held 2,020 shares and 214,000 subscription rights.

RSUs offered to, vested or expired for the Executive Committee members

In 2022, the Executive Committee members were offered new RSUs under 2022 RSU Annual Long-Term Incentive Plan, except our new CEO who joined per 1 April 2022, and under the 2022 RSU Retention Plan, subject to acceptance. The members of the Executive Committee accepted all RSUs offered to them, except for one member. The grant under the 2022 RSU Annual Long-Term Incentive Plan is the grant equivalent to the actual bonus for 2021 and this RSU grant will vest in full three years after the offer date. The grant under the 2022 RSU Retention Plan has a four-year vesting period, with 25% vesting each year and a first vesting date on 1 May 2023. With the exception of the RSUs offered to and accepted by Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), the RSUs are not transferable. The table below sets forth the total number of RSUs offered and accepted by each Executive Committee member during 2022: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels): 74,408 RSUs, Mr. Bart Filius: 61,442 RSUs, Dr. Walid Abi-Saab: 37,274 RSUs and Mr. Michele Manto: 27,354 RSUs.

The main characteristics of the RSU plans for the Executive Committee members are as follows:

- The RSUs are offered for no consideration;
- Three or four year vesting periods apply, as set forth per plan in the table below;
- In case of termination of service before the vesting date, forfeiture rules apply.

Each RSU represents the right to receive, at Galapagos' discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date. However, in respect of Executive Committee members, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive.

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No RSUs expired during financial year 2022. The table below sets forth the main characteristics of RSU plans issued to the (former) Executive Committee members in 2019, 2020, 2021 and 2022, the number of RSUs awarded to and accepted by each (former) Executive Committee member under the respective RSU Plan, and the number of RSUs vested and paid out to each (former) Executive Committee member during 2022:

Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2022
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	74,408	
Mr. Onno van de Stolpe[1]	Plan 2019.I	16/10/2019	100% three years after offer date	16/10/2022	15,000	15,000
	Plan 2019.II	16/10/2019	25%/year Four-year vesting period	01/05/2020 01/05/2021 01/05/2022 01/05/2023	25,606	6,401
	Plan 2019.III	16/10/2019	50% two years after offer date 50% three years after offer date	16/10/2021 16/10/2022	16,922	8,461
	Plan 2020.I	06/05/2020	100% three years after offer date	06/05/2023	2,392	
	Plan 2020.II	06/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	15,925	3,981
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	2,111	
	Plan 2021.IV	24/09/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	61,719	15,429
Mr. Bart Filius	Plan 2019.I	16/10/2019	100% three years after offer date	16/10/2022	5,000	5,000
	Plan 2019.II	16/10/2019	25%/year Four-year vesting period	01/05/2020 01/05/2021 01/05/2022 01/05/2023	17,924	4,481
	Plan 2019.III	16/10/2019	50% two years after offer date 50% three years after offer date	16/10/2021 16/10/2022	16,922	8,461
	Plan 2020.I	06/05/2020	100% three years after offer date	06/05/2023	1,452	
	Plan 2020.II	06/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	11,148	2,787
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	1,011	
	Plan 2021.IV	24/09/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	61,719	15,429
	Plan 2022.I	03/05/2022	100% three years after offer date	03/05/2025	3,570	
	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	57,872	

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Executive Committee member	Plan	Offer date	Vesting period	Vesting date	Number of RSUs offered and accepted	RSUs vested during 2022
Dr. Andre Hoekema[2]	Plan 2019.I	16/10/2019	100% three years after offer date	16/10/2022	3,000	3,000
	Plan 2019.III	16/10/2019	50% two years after offer date 50% three years after offer date	16/10/2021 16/10/2022	16,922	8,461
	Plan 2020.I	06/05/2020	100% three years after offer date	06/05/2023	832	
	Plan 2021.IV	24/09/2021	25%/year Four-year vesting period	01/05/2022 01/09/2022[3] 01/05/2024 01/05/2025	51,433	25,716
Dr. Walid Abi-Saab	Plan 2019.I	16/10/2019	100% three years after offer date	16/10/2022	5,000	5,000
	Plan 2019.II	16/10/2019	25%/year Four-year vesting period	01/05/2020 01/05/2021 01/05/2022 01/05/2023	17,924	4,481
	Plan 2019.III	16/10/2019	50% two years after offer date 50% three years after offer date	16/10/2021 16/10/2022	10,153	5,077
	Plan 2020.I	06/05/2020	100% three years after offer date	06/05/2023	932	
	Plan 2020.II	06/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	11,148	2,787
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	835	
	Plan 2021.IV	24/09/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	43,203	10,800
	Plan 2022.I	03/05/2022	100% three years after offer date	03/05/2025	2,550	
	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	34,724	
Mr. Michele Manto	Plan 2019.II	16/10/2019	25%/year Four-year vesting period	01/05/2020 01/05/2021 01/05/2022 01/05/2023	5,121	1,280
	Plan 2020.I	06/05/2020	100% three years after offer date	06/05/2023	612	
	Plan 2020.II	06/05/2020	25%/year Four-year vesting period	01/05/2021 01/05/2022 01/05/2023 01/05/2024	5,308	1,327
	Plan 2021.I	05/05/2021	100% three years after offer date	05/05/2024	835	
	Plan 2021.IV	24/09/2021	25%/year Four-year vesting period	01/05/2022 01/05/2023 01/05/2024 01/05/2025	30,859	7,714
	Plan 2022.I	03/05/2022	100% three years after offer date	03/05/2025	2,550	
	Plan 2022.II	05/05/2022	25%/year Four-year vesting period	01/05/2023 01/05/2024 01/05/2025 01/05/2026	24,804	

(1) On the leaver date of Mr. Onno van de Stolpe his unvested RSUs became null and void, being 65,158 RSUs.

(2) On the leaver date of Dr. Andre Hoekema his unvested RSUs became null and void, being 39,407 RSUs.

(3) As previously disclosed, upon substantiated recommendation of the Nomination and Remuneration Committee, the Board of Directors approved a deviation of the vesting rules under the RSU Plan 2021.IV. The second vesting of 25% of the RSU grant under the aforementioned plan (corresponding with 12,858 RSUs) has occured earlier than under the normal plan rules.

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Pursuant to the terms and conditions of the RSU plans all unvested RSUs of Mr. Onno van de Stolpe and Dr. Andre Hoekema, as set out in the table above, became null and void on their respective retirement date, being 31 October 2022 and 31 December 2022.

In 2023, as part of the Executive Committee's long-term variable remuneration, a number of RSUs equivalent to the 2022 short-term cash bonuses (based on the average share price of the Galapagos share on Euronext Amsterdam during the month of April 2023) will be granted to the members of the Executive Committee under the 2023 RSU Annual Long-Term Incentive Plan (i.e. the long-term portion of the bonus for 2022), except to the retired Chief Executive Officer, Chief Business Officer and Chief Medical Officer.

Evolution of remuneration and company performance

The below table shows the annual change of remuneration of each Board member, the (former) CEO and the other Executive Committee members (in aggregate), of the performance of the Company and of average remuneration on a full-time equivalent basis of Galapagos' employees, other than members of the Board of Directors and the Executive Committee, over the five most recent financial years.

Comparative table of remuneration and company performance									
	2022	% change	2021	% change	2020	% change	2019	% change	2018
Director's remuneration[1]									
Executive Committee[2] [3]									
Stoffels IMC BV, permanently represented by Dr. Stoffels[4]	€900,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€1,470,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Mr. Onno van de Stolpe , CEO[5]	€160,524	-84%	€996,000	31%	€758,400	-82%	€4,322,105	209%	€1,398,236
	€160,524	-93%	€2,328,250	11%	€2,091,784	-73%	€7,666,471	242%	€2,242,627
Other Executive Committee members[6]	€2,276,838	2%	€2,233,625	27%	€1,756,932	-80%	€8,980,561	303%	€2,227,461
	€8,380,367	71%	€4,893,184	22%	€3,995,216	-73%	€14,609,054	272%	€3,926,476
Board of Directors[7] [8]									
Dr. Rajesh Parekh[9]	€99,643	-17%	€120,000	0%	€120,000	33%	€90,000	0%	€90,000
	€165,643	-25%	€220,000	0%	€220,000	-62%	€577,950	183%	€204,300
Mr. Howard Rowe[10]	€22,500	-68%	€70,000	-7%	€75,000	36%	€55,000	5%	€52,500
	€38,500	-68%	€120,000	-4%	€125,000	-58%	€298,975	173%	€109,650
Ms. Katrine Bosley[10]	€20,892	-68%	€65,000	0%	€65,000	44%	€45,000	0%	€45,000
	€20,892	-68%	€65,000	-43%	€115,000	-60%	€288,975	183%	€102,150
Dr. Mary Kerr	€65,000	0%	€65,000	0%	€65,000	44%	€45,000	3%	€43,750
	€115,000	0%	€115,000	0%	€115,000	-60%	€288,975	186%	€100,900
Mr. Peter Guenter[11]	€65,000	0%	€65,000	0%	€65,000	117%	€30,000	N/A	N/A
	€115,000	0%	€115,000	0%	€115,000	-58%	€273,975	N/A	N/A
Dr. Elisabeth Svanberg[12]	€65,000	0%	€65,000	47%	€44,164	N/A	N/A	N/A	N/A
	€115,000	0%	€115,000	47%	€77,999	N/A	N/A	N/A	N/A
Mr. Jérôme Contamine	€68,132	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€102,132	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Dr. Dan Baker	€34,066	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	€68,066	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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Galápagos

CORPORATE GOVERNANCE

Comparative table of remuneration and company performance									
	2022	% change	2021	% change	2020	% change	2019	% change	2018
Company performance									
Financial KPIs (thousand of €, except for the stock price and number of employees)									
Operational Cash burn (-)/operational cash flow	-513,774	-9%	-564,840	9%	-517,400	-116%	3,162,804	2097%	-158,379
R&D expenditure[13]	515,083	5%	491,707	-7%	531,354	24%	427,320	32%	322,875
Cash position on 31 Dec[14]	4,094,062	-13%	4,703,177	-9%	5,169,349	-11%	5,780,832	348%	1,290,796
# of employees on 31 Dec[15]	1,338	2%	1,309	-12%	1,489	48%	1,003	38%	725
Stock price performance (Last trading day FY)	41.35	-16%	49.22	-39%	80.48	-57%	186.50	132%	80.56
Average remuneration of employees on FTE basis									
Employees of the Group[16]	€123,958.47	21%	€102,471.00	-2%	€104,290.00	4%	€100,682.00	4%	€97,139.00

(1) The directors' remuneration overview contains for the CEO, other Executive Committee members and directors two separate rows, whereby the first row sets out their cash remuneration, being the annual base salary, cash bonus and (if any) exceptional bonus, to enable the comparison with the average remuneration of employees on FTE basis, and the second row sets out their total remuneration, including equity-related remuneration such as granted SRs and vested RSUs.

(2) The first row shows the cash remuneration of the CEO and the other Executive Committee members, being the annual base salary, cash bonus and (if any) exceptional bonus.

(3) The second row shows the total remuneration of the CEO and the other Executive Committee members, including equity-based remuneration such as RSUs vested and subscription rights granted during the year. The value of the subscription rights is calculated by comparing the exercise price of the subscription right plan with the average share price as quoted on Euronext Brussels and Amsterdam during the respective financial year. For example, for financial year 2022 the exercise price of the Subscription Right Plan 2022 BE is compared with the average share price as quoted on Euronext Brussels and Amsterdam during the financial year 2022.

(4) CEO as of 1 April 2022.

(5) CEO until 31 March 2022.

(6) The other Executive Committee members during financial year 2022 are Mr. Bart Filius, Dr. Walid Abi-Saab (until 31 December 2022), Dr. Andre Hoekema (until 31 October 2022) and Mr. Michele Manto. Their remuneration over the five year period is included under the "Other Executive Committee members".

(7) The first row shows the total cash remuneration of each member of the Board of Directors, being the board fees.

(8) The second row shows the total remuneration of each member of the Board of Directors, including equity-based remuneration such as subscription rights granted during the year. As from 1 January 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors.

(9) Chairman of the Board of Directors until 26 April 2022.

(10) Director until 26 April 2022.

(11) Director as of 30 April 2019.

(12) Director as of 28 April 2020.

(13) Prior to the financial year ended 31 December 2021, R&D expenditure presented on this line is reflecting the total Group related expenditure including Fidelta, our fee-for-service business sold to Selvita on 4 January 2021, classified as discontinued operations in our 2020 consolidated financial statements. R&D expenditure of our continuing operations presented in our consolidated financial statement were €523,667 thousands for the financial year ended 31 December 2020, €420,090 thousands for the financial year ended 31 December 2019 and €316,222 thousands for the financial year ended 31 December 2018.

(14) Cash position on 31 December 2020 included €7,884 thousands of cash held in Fidelta and classified as assets held for sale in our 2020 consolidated financial statements.

(15) The number of employees per 31 December includes employees and insourced personnel (external contractors). At 31 December 2020, the number of employees included 185 employees of our fee for service activity Fidelta, which was sold to Selvita on 4 January 2021.

(16) The average remuneration of employees is calculated on FTE basis, excluding trainees and internships, for employees employed for the full applicable financial year. It takes into account the employees' base salary, annual cash bonus and (if any) exceptional cash bonus during the respective financial year. During 2019, all Galapagos' employees received an exceptional bonus as a result of the Gilead transaction. Annual cash bonuses are included in the year upon which performance is based and not in the year in which they are paid. Due to the timing of the 2022 year-end process, the actual annual figures for employees had not been finalized by the date of this report. Therefore, 2022 annual bonus figures represent target figures multiplied by the applicable approved organizational bonus funding scores, being the company's best estimate of actual bonus outcomes.

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Galápagos
CORPORATE GOVERNANCE

Ratio between the highest and lowest remuneration

The ratio between the highest and lowest remuneration at Galapagos during financial year 2022 is: 1:37.75.

The ratio is calculated on the basis of the lowest FTE pay per 31 December 2022, excluding trainees and internships. The remuneration which has been taken into account in this exercise includes the annual base salary, annual cash bonus and (if any) exceptional bonus; annual cash bonus is included in the year upon which performance is based and not in the year in which it is paid. Due to the timing of the 2022 year-end process, the actual annual bonus figures for employees below the Executive Committee level had not been finalized by the date of this report. Therefore, target figures for these employees were used, multiplied by the applicable approved organizational bonus funding scores, being the Company's best estimate of 2022 actual bonus outcomes.

Minimum share ownership

From the financial year 2020, our remuneration policy has set a minimum threshold of shares to be held at any time by the Chief Executive Officer to the number of shares equivalent to one year of the Chief Executive Officer's annual base salary and by the other members of the Executive Committee to the number of shares equivalent to six months' of the relevant Executive Committee member's annual base salary. Thresholds will be re-calculated on an annual basis and need to be reached within four years. For our Chief Executive Officer, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), we will calculate and disclose the applicable threshold for the first time in our annual report for financial year 2023.

Executive Committee member	Minimum share ownership Objective 2020[1]	Minimum share ownership Objective 2021[2]	Minimum share ownership Objective 2022[3]
Stoffels IMC BV, permanently represented by Dr. Paul Stoffels[4]	N/A	N/A	N/A
Onno van de Stolpe, CEO[5]	3,218	7,753	6,461
Bart Filius, President, CFO & COO	1,073	2,622	4,881
Andre Hoekema, CBO[6]	966	2,292	3,832
Walid Abi-Saab, CMO[7]	1,073	2,584	4,294
Michele Manto, CCO	746	2,019	3,416

(1) The 2020 threshold needs to be reached within four years, i.e. 1 January 2024.
(2) The 2021 threshold needs to be reached within four years, i.e. 1 January 2025.
(3) The 2022 threshold needs to be reached within four years, i.e. 1 January 2026.
(4) CEO as of 1 April 2022.
(5) CEO until 31 March 2022.
(6) Member of the Executive Committee until 31 October 2022.
(7) Member of the Executive Committee until 31 December 2022.

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Galápagos
CORPORATE GOVERNANCE

Severance clauses and payments

Severance payments for departing members of the Executive Committee

On 30 August 2021, Galapagos announced the planned retirement of its Chief Executive Officer Onno van de Stolpe and after a transition period Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, took over as Chief Executive Officer effective 1 April 2022. The retirement package of our former Chief Executive Officer, Onno van de Stolpe, has been disclosed in the annual report for financial year 2021.

In 2022, Dr. Andre Hoekema retired from Galapagos per 31 December 2022 and as of 31 October 2022 he was no longer a member of the Executive Committee. He executed an advisory role until 31 December 2022, for which he continued to receive his base salary. He qualifies as a good leaver under the terms and conditions of the subscription right plans given his retirement.

For the avoidance of doubt, Dr. Hoekema will not receive a grant under the 2023 RSU Annual Long-Term Incentive Plan equivalent to his 2022 short-term cash bonus.

Effective 1 January 2023, Dr. Walid Abi-Saab is no longer a member of our Executive Committee. He will execute a purely advisory role until 31 May 2023, for which he will continue to receive a his 2022 base salary and retains entitlement to RSU pay-outs until the aforementioned date.

For the avoidance of doubt, Dr. Walid Abi-Saab will not receive a grant under the 2023 RSU Annual Long-Term Incentive Plan equivalent to his 2022 short-term cash bonus. He will qualify as a good leaver under the terms and conditions of the subscription right plans, pursuant to an exception granted by the Board of Directors under the relevant subscription right plans.

Claw-back right of Galapagos relating to variable remuneration

As from financial year 2020, contractual provisions apply to each member of the Executive Committee to ensure that Galapagos has the right to have each Executive Committee member forfeit any unvested RSUs, deferred portions of previous cash bonuses or unvested subscription rights (i) in the event of a restatement of the financial statements that has a material negative effect on Galapagos or (ii) a material breach of our Code of Conduct and Ethics.

During the financial year 2022 no claw-back events occurred.

The 2022 RSU plans and 2022 subscription right plans contain bad leaver provisions that can result in forfeiture of any unvested RSU and/or subscription right grants in case the beneficiary leaves Galapagos prior to the relevant vesting date. On the leaver date of Mr. Onno van de Stolpe and Dr. Andre Hoekema, their outstanding RSUs under several RSU plans became null and void, respectively, being 65,158 RSUs and 39,407 RSUs.

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Galápagos
CORPORATE GOVERNANCE

Deviations from the remuneration policy

Galapagos' remuneration policy sets out that the Board of Directors may decide to deviate from any items of the policy if necessary to serve the long-term interests and sustainability of Galapagos. Any such deviation must be discussed at the Remuneration Committee, which will provide a substantiated recommendation to the Board of Directors. No deviations are disclosed in this remuneration report.

Conflict of interests and related parties

We consider that Gilead became a related party of Galapagos NV in 2019 because of (i) Gilead's then 25.84% shareholding (25.38% on 31 December 2022) in Galapagos NV, and (ii) the fact that Gilead is entitled to propose two candidates to be appointed to our Board of Directors under the share subscription agreement dated 14 July 2019, as amended.

On 4 March 2022, we entered into a related party transaction with Gilead within the meaning of article 7:116 of the Belgian Companies Code, by agreeing to transfer the sponsorship of and the operational responsibility for the MANTA study, a safety study in men with moderately to severely active UC and CD to assess semen parameters while taking filgotinib, and its long-term extension study, from Gilead to us. The (former) Supervisory Board (currently Board of Directors) resolved and confirmed, as far as needed, that the related party transaction approval mechanism as set forth in article 7:116 of the Belgian Companies Code did not have to be applied, since the value of the aforementioned related party transaction is less than 1% of the Company's consolidated net equity (based on the consolidated financial statements of Galapagos NV for the financial year ended on 31 December 2021) and since Galapagos NV is therefore able to rely on the materiality exemption as set out in article 7:116, § 1, 2° of the Belgian Companies Code. Furthermore, we entered into some mainly technical and non-material amendments to the existing transactions with Gilead during 2022. A more detailed explanation of some of our transactions with Gilead can be found in the section titled **Agreements with major Galapagos NV shareholders**. We further refer to **note 31**.

In the event of a transaction where a member of the Board of Directors has a conflict of interests within the meaning of article 7:96 of the Belgian Companies Code, such Board member shall notify the Board of Directors in advance of the respective conflict, and will act in accordance with the relevant rules as set out in the Belgian Companies Code (i.e. article 7:96 of the Belgian Companies Code).

Pursuant to our Corporate Governance Charter, if a member of the Executive Committee has a direct or indirect interest of a monetary nature that conflicts with the interests of the Company in respect of a decision or an act falling within the scope of the responsibilities of the Executive Committee, the Executive Committee shall refrain from making any decision. The Executive Committee shall instead escalate the matter to the Board of Directors. The Board of Directors shall decide whether or not to approve such decision or act, and shall apply the conflict of interests procedure set out in article

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CORPORATE GOVERNANCE

7:96 of the Belgian Companies Code. In the event a conflict of interests exists within the Executive Committee that falls outside of the scope of article 7:96 of the Belgian Companies Code, the existence of such conflict shall be reported by the relevant Executive Committee member, its existence shall be included in the minutes (but shall not be published) and the relevant Executive Committee member shall not vote on the matter.

In addition, the Company's Corporate Governance Charter and Galapagos' Related Person Transaction Policy contain certain procedures for transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the Belgian Companies Code) and its Board or Executive Committee members, major shareholders, or any of their immediate family members and affiliates. Without prejudice to the procedure as set out in article 7:96 of the Belgian Companies Code, these policies provide that all transactions between Galapagos NV (including its affiliated and associated companies within the meaning of articles 1:20 and 1:21 of the Belgian Companies Code) and its Board or Executive Committee members, need the approval of the Audit Committee and the Board of Directors, which approval can only be provided for transactions at arm's length. Moreover, conflicts of interests, even if they are not a conflict of interests within the meaning of article 7:96 of the Belgian Companies Code, are enacted in the Board of Directors' meeting minutes, and the relevant Board member cannot participate in the deliberation or voting on the concerned item on the agenda.

In 2022, the following conflict of interests between Galapagos NV and a director within the meaning of article 7:96 of the Belgian Companies Code was noted:

- In a meeting of the Board of Directors held on 21 June 2022, the following was reported in accordance with article 7:96 of the Belgian Companies Code in connection with the proposed amendment of the management agreement between Galapagos NV and Stoffels IMC BV: the Chairman, being a party to the management agreement (as CEO), declared having a conflict of interests concerning the proposed amendment. The Chairmain subsequently left the meeting before the deliberation and the vote concerning this point on the agenda took place. The Board considered that said amendment is limited in scope and cost neutral for the Company: the reimbursement by the Company of Stoffels IMC BV's expenses for travel was reduced, and it was clarified that Stoffels IMC BV will bear all costs related to commuting travel. This was proposed to be compensated by an increase of its fixed fee with €50,000 on a yearly basis. As such, the Board considered that said amendment is justified and will have no material impact on the financial position of the Company.

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Galapagos NV Annual Report 2022

CORPORATE GOVERNANCE Code of Business Conduct and Ethics Since 2021, we have established a Code of Business Conduct and Ethics to ensure that our members of the Board of Directors, Executive Committee members and employees are making ethical and legal decisions when conducting Galapagos’ business and performing their day-to-day duties. We expect our members of the Board of Directors, membersoftheExecutiveCommitteeandemployeestoconductbusinesswithintegrity, ethics and respect for human rights. We expect them to turn away from conflicts of interests, corruption and fraud. To this end, we give trainings on this Code to our employees, including our subsidiaries’ employees. So far, since the launch of our Code of Business Conduct and Ethics, 97.1% of our employees has completed the training. Our Code of Business Conduct and Ethics is available at our website (www.glpg.com). Atthebeginningof2023,wemadesomeupdatestoourCodeofBusinessConductand Ethicstoensurethatitcontinuestoreflectwhoweareasanorganization,including,but notlimitedto,(a)anexplicitapplicabilityofourCodeofBusinessConductandEthicsto oursuppliersandbusinesspartners,and(b)anoverviewofsomeoftheworkdoneinthe past year in the field of ESG. One breach of our Code of Business Conduct and Ethics was reported to the Audit Committee in 2022. 147 Galapagos NV Annual Report 2022

Galápagos
CORPORATE GOVERNANCE

Statement by the Board of Directors

The Board of Directors of Galapagos NV, represented by all its members, declares that, as far as it is aware, the non-consolidated and consolidated financial statements, both prepared in conformity with the applicable standards for financial statements, give a true and fair view of the equity, financial position, and the results of Galapagos NV and the companies included in the consolidation as of 31 December 2022.

The Board of Directors of Galapagos NV, represented by all its members, further declares that, as far as it is aware, this annual report related to the financial year ended on 31 December 2022, gives a true and fair view of the development, results, and position of Galapagos NV and the companies included in the consolidation, as well a description of the most important risks and uncertainties with which Galapagos NV and the companies included in the consolidation are confronted.

The Board of Directors of Galapagos NV will submit proposed resolutions to its shareholders at its annual Shareholders' Meeting (to be held on 25 April 2023) to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2022 (including the allocation of the annual result as proposed by the Board of Directors), and to release from liability, by separate vote, the members of the Board of Directors, the members of the former Supervisory Board, and the statutory auditor for the performance of their respective mandates during the financial year ended on 31 December 2022.

Mechelen, 21 March 2023

On behalf of the Board of Directors

Jérôme Contamine
Chairman of the Audit Committee and member of the Board of Directors

Stoffels IMC BV
permanently represented by Dr. Paul Stoffels
Chairman of the Board of Directors

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Galapagos NV Annual Report 2022

Financial statements 2022 consolidated and non-consolidated financial statements Forward with Purpose

Galápagos
FINANCIAL STATEMENTS

Consolidated financial statements

Consolidated statements of income and comprehensive income/loss (-)

Consolidated income statement

	Year ended 31 December		
(thousands of €, except per share data)	2022	2021	Notes
Product net sales	87,599	14,753	6
Collaboration revenues	417,681	470,093	6
Total net revenues	**505,280**	**484,846**	
Cost of sales	(12,079)	(1,629)	
Research and development expenditure	(515,083)	(491,707)	7
Sales and marketing expenses	(147,555)	(69,956)	7
General and administrative expenses	(144,931)	(140,899)	7
Other operating income	46,848	53,749	7
Operating loss	**(267,520)**	**(165,596)**	
Fair value adjustments and net currency exchange differences	51,473	61,296	9
Other financial income	18,578	3,058	9
Other financial expenses	(17,679)	(21,757)	9
Loss before tax	**(215,147)**	**(122,999)**	
Income taxes	(2,844)	(2,423)	10
Net loss from continuing operations	**(217,991)**	**(125,422)**	
Net profit from discontinued operations, net of tax	-	**22,191**	27
Net loss	**(217,991)**	**(103,231)**	
Net loss attributable to:			
Owners of the parent	(217,991)	(103,231)	
Basic and diluted loss per share	**(3.32)**	**(1.58)**	11
Basic and diluted loss per share from continuing operations	**(3.32)**	**(1.91)**	

The accompanying **notes** form an integral part of these financial statements.

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Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Consolidated statement of comprehensive income / loss (-) Yearended31December (thousandsof€) 2022 2021 Notes Net loss (217,991) (103,231) Items that will not be reclassified subsequently to profitor loss: Re-measurement of defined benefit obligation 5,324 730 Items that may be reclassified subsequently to profitorloss: Translation differences, arisen from translating foreignactivities 129 736 Realization of translation differences upon sale of foreignoperations—731 Other comprehensive income, net ofincome tax 5,453 2,197 Total comprehensive loss attributable to: Owners of the parent (212,538) (101,034) Total comprehensive loss attributable to owners of the parent arises from: Continuing operations (212,538) (123,956) Discontinued operations—22,922 Total comprehensive loss (212,538) (101,034) The accompanying notes form an integral part of these financial statements. 151 Galapagos NV Annual Report 2022

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of financial position

(thousands of €)	31 December 2022	2021	Notes
Assets			
Goodwill	69,813	-	12
Intangible assets other than goodwill	146,354	60,103	13
Property, plant and equipment	154,252	137,512	14
Deferred tax assets	1,363	4,032	22
Non-current R&D incentives receivables	119,941	127,186	16
Other non-current assets	5,778	2,473	15
Non-current assets	**497,501**	**331,306**	
Inventories	52,925	20,569	17
Trade and other receivables	40,429	111,337	18
Current R&D incentives receivables	26,126	16,827	16
Current financial investments	3,585,945	2,469,809	19
Cash and cash equivalents	508,117	2,233,368	20
Other current assets	23,307	9,945	18
Current assets	**4,236,850**	**4,861,854**	
Total assets	**4,734,351**	**5,193,160**	
Equity and liabilities			
Share capital	293,604	292,075	21
Share premium account	2,735,557	2,730,391	21
Other reserves	(4,853)	(10,177)	
Translation differences	(1,593)	(1,722)	
Accumulated losses	(496,689)	(367,205)	
Total equity	**2,526,026**	**2,643,362**	
Retirement benefit liabilities	5,540	11,699	
Deferred tax liabilities	20,148	-	22
Non-current lease liabilities	14,692	19,655	23
Other non-current liabilities	21,808	7,135	24
Non-current deferred income	1,623,599	1,944,836	25
Non-current liabilities	**1,685,787**	**1,983,325**	
Current lease liabilities	7,209	7,204	23
Trade and other liabilities	148,675	137,622	24
Current tax payable	1,022	1,782	10
Current deferred income	365,631	419,866	25
Current liabilities	**522,538**	**566,474**	
Total liabilities	**2,208,325**	**2,549,798**	
Total equity and liabilities	**4,734,351**	**5,193,160**	

The accompanying **notes** form an integral part of these financial statements.

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Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Consolidated cash flow statements (thousands of €) 2022 2021 Notes Net loss of the year (217,991) (103,231) Adjustment for non-cash transactions 117,296 57,718 28 Adjustment for items to disclose separately under operating cash flow (4,533) 11,227 28 Adjustment for items to disclose under investing and financing cash flows (3,789) (28,847) 28 Change in working capital other than deferred income 32,313 23,337 28 Cash used for other liabilities related to the acquisition of subsidiaries (28,164)—26 Decrease in deferred income (383,618) (453,720) 25 Cash used in operations (488,487) (493,516) Interest paid (12,463) (12,540) Interest received 4,839 2,913 Corporate taxes paid (4,433) (684) Net cash flow used in operating activities (500,544) (503,827) Purchase of property, plant and equipment (27,389) (54,205) 14 Purchase of and expenditure in intangible fixed assets (9,558) (3,674) 13 Proceeds from disposal of property, plant and equipment 739—14 Purchase of current financial investments (2,728,634) (1,561,015) 19 Interest received related to current financial investments 2,996 12 19 Sale of current financial investments 1,641,602 2,127,380 19 Cash in from disposals of subsidiaries, net of cash disposed of—28,696 27 Cash out from acquisition of subsidiaries, net of cash acquired (115,270)—26 Cash advances and loans to third parties (10,000)—26 Proceeds from sale of financial assets held at fair value through profit or loss—4,045 15 Net cash flow generated from/used in (-) investing activities (1,245,514) 541,238 Payment of lease liabilities (8,182) (7,190) 23 Proceeds from capital and share premium increases from exercise of subscription rights 6,695 3,314 21 Net cash flow used in financing activities (1,487) (3,876) Increase/decrease (-) in cash and cash equivalents (1,747,545) 33,535 153 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS (thousands of €) 2022 2021 Notes Cash and cash equivalents at beginning of year 2,233,368 2,143,071 20 Increase/decrease (-) in cash and cash equivalents (1,747,545) 33,535 Effect of exchange rate differences on cash and cash equivalents 22,293 56,763 Cash and cash equivalents at end of the year 508,117 2,233,368 20 31December (thousands of €) 2022 2021 Notes Current financial investments 3,585,945 2,469,809 19 Cash and cash equivalents 508,117 2,233,368 20 Current financial investments and cash and cashequivalents 4,094,062 4,703,177 The accompanying notes form an integral part of these financial statements. 154 Galapagos NV Annual Report 2022

Galápagos
FINANCIAL STATEMENTS

Consolidated statements of changes in equity

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumul. losses	Total
On 1 January 2021	**291,312**	**2,727,840**	**(3,189)**	**(10,907)**	**(334,701)**	**2,670,355**
Net loss					(103,231)	(103,231)
Other comprehensive income			1,467	730		2,197
Total comprehensive income/ loss (-)			**1,467**	**730**	**(103,231)**	**(101,034)**
Share-based compensation					70,726	70,726
Exercise of subscription rights	763	2,551				3,313
On 31 December 2021	**292,075**	**2,730,391**	**(1,722)**	**(10,177)**	**(367,205)**	**2,643,362**
On 1 January 2022	**292,075**	**2,730,391**	**(1,722)**	**(10,177)**	**(367,205)**	**2,643,362**
Net loss					(217,991)	(217,991)
Other comprehensive income			129	5,324		5,453
Total comprehensive income/ loss (-)			**129**	**5,324**	**(217,991)**	**(212,538)**
Share-based compensation					88,506	88,506
Exercise of subscription rights	1,530	5,166				6,695
On 31 December 2022	**293,604**	**2,735,557**	**(1,593)**	**(4,853)**	**(496,689)**	**2,526,026**

The accompanying **notes** form an integral part of these financial statements.

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Notes to the consolidated financial statements

1. General information

Galapagos NV is a limited liability company incorporated in Belgium and has its registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium. In the notes to the consolidated financial statements, references to "we", "us," "the group" or "Galapagos" include Galapagos NV together with its subsidiaries.

We are a fully integrated biotechnology company focused on discovering, developing, and commercializing innovative medicines. We are committed to improving patients' lives worldwide by targeting diseases with high unmet needs. Our research and development (R&D) capabilities cover multiple drug modalities, including small molecules and cell therapies. Our portfolio comprises discovery through to commercialized programs in immunology, oncology and other indications. Our first medicine for rheumatoid arthritis and ulcerative colitis is on the market in Europe and Japan.

We devote substantially all of our resources to our drug discovery efforts from target discovery through clinical development and to our commercialization efforts for filgotinib in Europe.

The components of the operating result presented in the financial statements include the following companies: Galapagos NV, Galapagos Biopharma Belgium BV, Galapagos Real Estate Belgium BV (Mechelen, Belgium); Galapagos SASU (Romainville, France); Galapagos B.V., Galapagos Biopharma Netherlands B.V., Galapagos Real Estate Netherlands B.V. and CellPoint B.V. (CellPoint)(Oegstgeest, the Netherlands); Galapagos, Inc. and its subsidiaries Xenometrix, Inc. and AboundBio, Inc. (AboundBio)(United States); Galapagos GmbH (Basel, Switzerland); Galapagos Biotech Ltd (Cambridge, UK); Galapagos Biopharma Germany GmbH (München, Germany); Galapagos Biopharma Spain S.L.U. (Madrid, Spain); Galapagos Biopharma Italy S.r.l. (Milan, Italy); Galapagos Biopharma Sweden AB (Stockholm, Sweden); Galapagos Biopharma Norway AS (Oslo, Norway); Galapagos Biopharma Finland Oy (Helsinki, Finland); Galapagos Biopharma Denmark ApS (Copenhagen, Denmark); Galapagos Biopharma Austria GmbH (Vienna, Austria) and Galapagos Biopharma Ireland Ltd (Dublin, Ireland).

Our operations had 1,338 employees on 31 December 2022 (as compared to 1,309 employees on 31 December 2021) mainly working in our operating facilities in Mechelen (the Belgian headquarters), the Netherlands, France, Switzerland, Germany, Italy, Spain and the United Kingdom.

We are currently operating as a single operating segment. Prior to the disposal of our Croatian subsidiary Fidelta d.o.o. (Fidelta) we had two reportable segments: our (i) R&D and (ii) fee-for-service business. On 4 January 2021 however we sold Fidelta to Selvita S.A. (Selvita), who acquired 100% of the outstanding shares in Fidelta. Due to the disposal

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of Fidelta (our fee-for-service segment), we have reported this segment as discontinued operations.

Impact of COVID-19 on the financial statements

To date, we have experienced limited impact on our financial performance, financial position, cash flows and significant judgements and estimates.

Conflict in Ukraine

To date, we have experienced very limited impact of the armed conflict between Russia and Ukraine. However, we keep on monitoring the impact of the situation.

2. Summary of significant transactions

GILEAD COLLABORATION AGREEMENT

On 14 July 2019 we and Gilead announced that we entered into a 10-year global research and development collaboration. Through this agreement, Gilead gained exclusive access to our innovative portfolio of compounds, including clinical and preclinical programs and a proven drug discovery platform. At inception of this collaboration in 2019, we received an upfront payment €3,569.8 million ($3.95 billion) and a €960.1 million ($1.1 billion) equity investment from Gilead.

On the closing date of the transaction (23 August 2019) we concluded that the upfront payment implicitly included a premium for the future issuance of Warrant A and initial and subsequent Warrant B. The expected value of the warrants to be issued is treated as a contract liability ("warrant issuance liability") and reduces the transaction price until approval date of the issuance of the underlying warrants. As from approval date, the allocation of the upfront payment to the respective warrant becomes fixed and future changes in the fair value of the respective warrant are recognized in profit or loss. As such, the part of the upfront payment allocated to the Warrant A and initial Warrant B reflects the fair value of these financial liabilities at the warrant approval date (22 October 2019).

On 6 November 2019 Gilead exercised Warrant A, which resulted in an additional equity investment of €368.0 million.

Subsequent Warrant B is still subject to approval by an Extraordinary General Meeting of Sareholders and is therefore still presented as warrant issuance liability in our deferred income (we refer to **note 25** for more information). The value allocated to the subsequent Warrant B reflects the fair value of the underlying liability on 31 December 2021 and 31 December 2022. On 31 December 2022 the value of the subsequent Warrant B decreased to €0.7 million, driven by the decrease of our share price, and of the implied volatility in 2022.

At inception of this collaboration, we identified the following three performance obligations: (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and

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capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 on the global development activities of filgotinib, as a result of the revised license and collaboration agreement.

As part of the collaboration, Gilead also received option rights for GLPG1972, a Phase 2b candidate for osteoarthritis, in the United States. In November 2020, Gilead however declined to exercise its option for GLPG1972.

Since 22 October 2019, Gilead has had two representatives on the Board of Directors of Galapagos (Daniel O'Day and Linda Higgins).

In Q4 2020, Gilead decided not to pursue FDA approval of the RA indication for filgotinib in the U.S. as the result of a Complete Response Letter (CRL) from the Food and Drug Administration (FDA). Due to this, in December 2020 Gilead and we agreed to amend our existing collaboration for the commercialization and development of filgotinib. This resulted in the execution of the Transition and Amendment Agreement of 3 April 2021 and the Second Amended and Restated license and Collaboration Agreement of 24 December 2021, effective as of 1 January 2022.

In September 2021, we agreed together with Gilead to also take over the sponsorship of and operational and financial responsibility for the DIVERSITY clinical study, evaluating filgotinib in CD, and its long-term extension study. The DIVERSITY clinical study was transferred and as of 1 April 2022, we were solely responsible for all development costs for the DIVERSITY clinical study.

Gilead remains responsible for commercial activities outside of Europe.

These modifications to the collaboration with Gilead did not result in the creation of new performance obligations, and only the performance obligation related to the development activities for filgotinib has been reassessed.

We retain the following three performance obligations, of which the first one was satisfied completely in 2019; (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for certain agreed activities (Group A activities, as defined below)) on the global development activities of filgotinib, until we complete the remaining development activities.

We refer to the critical accounting judgments and key sources of estimation uncertainty section (**note 4**) explaining critical judgments and estimates in applying accounting policies.

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Terms of the collaboration

We will fund and lead all discovery and development autonomously until the end of Phase 2. After the completion of a qualifying Phase 2 study (or, in certain circumstances, the first Phase 3 study), Gilead will have the option to acquire a license to the compound outside Europe. If the option is exercised, we and Gilead will co-develop the compound and share costs equally. Gilead will maintain option rights to our programs through the 10-year term of the collaboration. This term can be extended for up to an additional three years thereafter for those programs, if any, that have entered clinical development prior to the end of the collaboration term. In addition, a final term extension can be granted in certain circumstances. Development of GLPG1690 was discontinued in February 2021.

For GLPG1972, after the completion of the ongoing Phase 2b study in osteoarthritis, Gilead had the option to pay a $250 million fee to license the compound in the United States but declined to exercise its option in November 2020.

For all other programs resulting from the collaboration, Gilead will make a $150 million opt-in payment per program and will owe no subsequent milestones. We will receive tiered royalties ranging from 20% – 24% on net sales of all our products licensed by Gilead in all countries outside Europe as part of the agreement.

Revised filgotinib collaboration

Under the revised agreement of December 2020, we assume all development, manufacturing, commercialization and certain other rights for filgotinib in Europe, providing the opportunity to build a commercial presence on an accelerated timeline. The transfer is subject to applicable local legal, regulatory and consultation requirements. All activities have been as of 31 December 2022. Beginning on 1 January 2021, we bear the future development costs for certain studies (defined as "Group A activities"), in lieu of the equal cost split contemplated by the previous agreement. These studies initially included the DARWIN3, FINCH4, FILOSOPHY, and Phase 4 studies and registries in RA, MANTA and MANTA-RAy, the PENGUIN1 and 2 and EQUATOR2 studies in PsA, the SEALION1 and 2 studies in AS, the HUMBOLDT study in uveitis in addition to other clinical and non-clinical expenses supporting these studies and support for any investigator sponsored trials in non-IBD conditions and non-clinical costs on all current trials. The DIVERSITY study has been added to the "Group A activities" in September 2021. The existing 50/50 global development cost sharing arrangement continued for the following studies (defined as "Group B activities"): SELECTION and its long-term extension study (LTE) in UC, DIVERGENCE 1 and 2 and their LTEs and support for Phase 4 studies and registries in Crohn's disease, pediatric studies and their LTEs in RA, UC and Crohn's disease, and support for investigator sponsored trials in IBD. All commercial economics on filgotinib in Europe were transferred to us as of 1 January 2022, subject to payment of tiered royalties of 8% to 15% of net sales in Europe to Gilead, starting in 2024. In connection with the amendments to the existing arrangement for the commercialization and development of filgotinib, Gilead paid us €160 million, which is split between a €110 million payment received in 2021 and a €50 million payment received in 2022 and is subject to certain adjustments for higher than budgeted development costs. In 2022, Gilead made a one-time payment of $15 million to us in consideration for assuming responsibility for the DIVERSITY clinical study. In addition, we

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will no longer be eligible to receive any future milestone payments relating to filgotinib in Europe. In 2022, we also received from Gilead $20 million of milestone payment for the regulatory approval of filgotinib in UC in Japan. Other terms of the original license agreement remain in effect, including the remaining $275 million in development and regulatory milestones, sales-based milestone payments of up to $600 million and tiered royalties ranging from 20% – 30% payable in territories outside Europe (whereas before it was applicable for all countries outside of Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom).

Terms of the equity investment

As part of the research and development collaboration of 2019 Gilead also entered into a share subscription agreement with us. Gilead's equity investment consisted of a subscription for new Galapagos shares at a price of €140.59 per share, representing on 14 July 2019 a 20% premium to Galapagos' 30-day, volume-weighted average price. This equity subscription took place at closing of the transaction, on 23 August 2019 and increased Gilead's stake in Galapagos from approximately 12.3% to 22.04% of the then issued and outstanding shares in Galapagos. In addition, the Extraordinary General Meeting of Shareholders of 22 October 2019 approved the issuance of warrant A and initial warrant B allowing Gilead to further increase its ownership of Galapagos to up to 29.9% of the company's issued and outstanding shares. The initial warrant B has a term of five years and an exercise price per share equal to the greater of (i) 120% multiplied by the arithmetic mean of the 30-day daily volume weighted average trading price of Galapagos' shares as traded on Euronext Brussels and Euronext Amsterdam, and (ii) €140.59. Subsequent warrant B is still subject to approval by an Extraordinary General Meeting of Shareholders. This Extraordinary General Meeting of Shareholders shall take place between 57 and 59 months after the closing of the subscription agreement (23 August 2019) and this warrant will have substantially similar terms, including as to exercise price, to the initial warrant B. The agreement also includes a 10-year standstill restricting Gilead's ability to propose a business combination with or acquisition of Galapagos or increase its stake in Galapagos beyond 29.9% of the company's issued and outstanding shares, subject to limited exceptions. On 6 November 2019, Gilead exercised warrant A and increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead's ownership amounted to 25.38% at 31 December 2022.

BUSINESS COMBINATIONS

On 21 June 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint. On the same date we acquired all of the outstanding capital and voting interests of AboundBio.

We refer to **note 12 Goodwill and impairment of goodwill** and **note 26 Business combinations during the period**, for more information.

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3. Significant accounting policies

Our principal accounting policies are summarized below.

Basis of preparation and going concern assumption

The consolidated financial statements are prepared in accordance with the International Financing Reporting Standards (IFRS), as adopted by the EU. The consolidated financial statements provide a general overview of our activities and the results achieved. They give a true and fair view of our financial position, our financial performance and cash flows, on a going concern basis.

New standards and interpretations applicable for the annual period beginning on 1 January 2021

New standards and interpretations applicable for the annual period beginning on 1 January 2021 did not have a material impact on our consolidated financial statements.

New standards and interpretations applicable for the annual period beginning on 1 January 2022

New standards and interpretations applicable for the annual period beginning on 1 January 2022 did not have a material impact on our consolidated financial statements.

Standards and interpretations published, but not yet applicable for the annual period beginning on 1 January 2022

A number of new standards are effective for annual periods beginning on or after 1 January 2023 with earlier adoption permitted. However we have not early adopted new or amended standards in preparing our consolidated financial statements. We are currently still assessing the impact of these new accounting standards and amendments that are not yet effective but we expect no standard to have a material impact on our financial statements in the period of initial application.

The following amendments are effective for the period beginning 1 January 2023:

- Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2);
- Definition of Accounting Estimates (Amendments to IAS 8);
- Deferred Tax Related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12); and
- IFRS 17 Insurance Contracts and Amendments to IFRS 17.

The following amendments are effective for the period beginning 1 January 2024:

- Liability in a Sale and Leaseback (Amendment to IFRS 16);
- Classification of liabilities as current or non-current (Amendment to IAS 1); and
- Non-current liabilities with covenants (Amendment to IAS 1).

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FINANCIAL STATEMENTS Consolidated reporting The consolidated financial statements comprise the financial statements of Galapagos NV and entities controlled by Galapagos NV (subsidiaries). Control is achieved where Galapagos NV has the power to direct the relevant activities of another entity so as to obtain benefits from its activities. The results of subsidiaries are included in the income statement and statement of comprehensive income from the effective date of acquisition up to the date when control ceases to exist. Where necessary, adjustments are made to the financial statements of subsidiaries to ensure consistency with our accounting policies. All intra-group transactions, balances, income and expenses are eliminated when preparing the consolidated financial statements. Business combinations Businesscombinationsareaccountedforusingtheacquisitionmethod.Inthestatement of financial position, the acquiree’s identifiable assets, liabilities and contingent liabilities are initially recognized at their fair value at the acquisition date. The results of acquired operations are included in our consolidated income statement from the date on which control is obtained. Any contingent consideration to be transferred by us is recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration, which is deemed to be an asset or liability, will be recognized in profit or loss. The excess of the fair value of the total purchase consideration transferred over the fair value of the acquired assets and assumed liabilities is recognized as goodwill. The valuations in support of fair value determinations are based on information available at the acquisition date. Acquisition related costs are expensed as incurred. Contingent amounts payable or paid by us to former shareholders of acquired companies, who continue to be employed by us, but which would be automatically forfeited(orbecomerepayable)uponterminationofemploymentbeforeaspecificdate, are classified as remuneration for post-combination services on the appropriate line in our consolidated income statement. These cash-settled contingent amounts are recognized in accordance with IAS19 and are recorded on the balance sheet on the lines “other (non-) current assets” and “other non-current/trade and other liabilities” depending on the timing of the payment by us. Goodwill Goodwill is initially measured as the excess of the total purchase consideration transferred and the fair value of the acquired assets and assumed liabilities. Subsequently, goodwill is stated at cost less impairment and tested for impairment at least annually at the level of the cash generating unit to which it was allocated. Any impairmentcostsarerecordedinourconsolidatedincomestatementontheline“Other operating income/expense”. 162 Galapagos NV Annual Report 2022

Galápagos
FINANCIAL STATEMENTS

Intangible assets other than goodwill

Expenditure on research activities is recognized as an expense in the period in which it is incurred.

An internally generated intangible asset arising from our development activities is recognized only if all of the following conditions are met:

- Technically feasible to complete the intangible asset so that it will be available for use or sale
- We have the intention to complete the intangible assets and use or sell it
- We have the ability to use or sell the intangible assets
- The intangible asset will generate probable future economic benefits, or indicate the existence of a market
- Adequate technical, financial and other resources to complete the development are available
- We are able to measure reliably the expenditure attributable to the intangible asset during its development.

(i) Internally generated intangible assets

The amount capitalized as internally generated intangible assets is the sum of the development costs incurred as of the date that the asset meets the conditions described above. Because of risks and uncertainties inherent to the regulatory authorizations and to the development process itself, management estimates that the conditions for capitalization are not met until we obtain regulatory approval from the competent authorities.

Currently we recognize all development costs as an expense in the period in which they are incurred, even for approved products because they do not generate separately identifiable incremental future economic benefits that can be reliably measured.

(ii) Licenses, rights, technology and in-process research and development

Acquired in-process research and development obtained through in-licensing agreements, business combinations, collaboration agreements or separate acquisitions are capitalized as an intangible asset provided that they are separately identifiable, controlled by us and expected to provide economic benefits. As the probability criterion in IAS 38 is always considered to be satisfied for separately acquired research and development assets, upfront and milestone payments to third parties for products or compounds for which regulatory approval has not yet been obtained are recognized as intangible assets. We consider such intangible assets as not yet available for use until the moment that the underlying asset is approved and commercially launched. Amortization will commence when the underlying asset is approved for commercialization and the asset will be amortized over its useful life.

Intangible assets may also consist of upfront fees paid to third party institutions in exchange for an option to negotiate a license to any of the third party's rights in technology resulting from the collaboration. The upfront fee paid in exchange for this

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option is capitalized as intangible asset and amortized over the expected duration of the option.

Exclusivity contracts and technology acquired through business combinations are valued independently as part of the fair value of the businesses acquired and are amortized over their estimated useful lives. The estimated useful life is based on the lower of the contract life or the economic useful life.

In the event an asset has an indefinite life, this fact is disclosed along with the reasons for being deemed to have an indefinite life. Intangible assets with an indefinite useful life and intangible assets which are not yet available for use are tested for impairment annually, and whenever there is an indication that the asset might be impaired.

(iii) Software

Acquired software is recognized at cost less accumulated amortization and any impairment loss. Amortization is recognized so as to write off the cost of assets over their useful lives (generally between 3 and 5 years), using the straight-line method.

(iv) Contract costs

Contract costs are those costs we incur to obtain a contract with a customer that we would not have incurred if the contract has not been obtained and are capitalized as intangible assets only if they are expected to be recoverable. Capitalized contract costs are amortized on a systematic basis that reflects the pattern of transfer of the related promised goods or services to the customer. Costs that we would have incurred regardless of whether the contract is obtained or those costs that are not directly related to obtaining a contract would not be capitalized.

Property, plant and equipment

Property, plant and equipment are recognized at cost less accumulated depreciation and any impairment loss.

Depreciation of an asset begins when it is available for use, ie when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

Depreciation is recognized so as to write off the cost of assets over their useful lives, using the straight-line method, on the following bases:

- Installation & machinery: 3 – 15 years
- Furniture, fixtures & vehicles: 4 – 10 years

Leasehold improvements are depreciated over 3 – 10 years, being the term of the lease, unless a shorter useful life is expected.

The other tangible assets category mainly consists of assets under construction. Assets under construction are not depreciated.

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FINANCIAL STATEMENTS Any gain or loss incurred at the disposal of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognized in profit or loss. Leases Allleasesareaccountedforbyrecognizingaright-of-useassetandacorrespondinglease liability except for: Leases of low value assets; and Leases with a duration of 12months or less. Liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the lease payments that are not paid at the commencement date, discounted using the rate implicit in the lease. If this rate cannot bereadilydetermined,wewillapplytheincrementalborrowingrate.Theleasepayments can include fixed payments, variable payments that depend on an index or rate known at the commencement date, expected residual value guarantees, termination penalties and extension option payments or purchase options if we are reasonably certain to exercise this option. After initial recognition, the lease liability is measured at amortized cost using the discount rate determined at commencement and will be re-measured (with a corresponding adjustment to the related right-of-use asset) when there is a change in future lease payments in case of renegotiation, changes of an index or rate or in case of reassessment of options. Atthecommencementdate,theright-of-useassetsaremeasuredatcost,comprisingthe amountoftheinitialleaseliability,initialdirectcostsandtheexpecteddismantlingand removing costs (when we incur an obligation for these costs), less any lease incentives received from the lessors. After initial recognition, the right-of-use assets are measured at cost and depreciated over the shorter of the underlying asset’s useful life and the lease term on a straight-line basis. The right-of-use assets will be adjusted for any re-measurements of the lease liability as a result of lease modifications. The right-of-use assets are subject to impairment testing if there is an indicator for impairment, as for property, plant and equipment. The right-of-use assets are presented in the statement of financial position under the caption “Property, plant and equipment” and the lease liabilities are presented as current and non-current lease liabilities. In determining the lease term, we consider all facts and circumstances that create an economicincentivetoexerciseanextensionoption,ornotexerciseaterminationoption. We only include extension options (or periods after termination options) in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within our control. 165 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Each lease payment is allocated between the liability and financial expenses. The financecostischargedtotheincomestatementovertheleaseperiodsoastoproducea constantperiodicrateofinterestontheremainingbalanceoftheliabilityforeachperiod. Inventories Inventories consist of raw materials, semi-finished products and finished products. These inventories are initially recognized at cost, and subsequently at the lower of cost and net realizable value. Cost comprises all costs of purchase, conversion costs and transportation costs, and is determined using the FIFO-method. Financial instruments Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. We do not actively use currency derivatives to hedge planned future cash flows, nor do we make use of forward foreign exchange contracts. Additionally, we do not have financial debts at 31December2022. (i) Financial assets Financialassetsareinitiallyrecognizedeitheratfairvalueorattheirtransactionprice.All recognized financial assets are subsequently measured at either amortized cost or fair value under IFRS9 on the basis of both our business model for managing the financial assets and the contractual cash flow characteristics of the financial asset. afinancialassetthat(i)isheldwithinabusinessmodelwhoseobjectiveistocollect the contractual cash flows and (ii) has contractual cash flows that are solely paymentsofprincipalandinterestontheprincipalamountoutstandingismeasured at amortized cost (net of any write down for impairment), unless the asset is designated at fair value through profit or loss (FVTPL) under the fair value option; afinancialassetthat(i)isheldwithinabusinessmodelwhoseobjectiveisachieved both by collecting contractual cash flows and selling financial assets and (ii) has contractual terms that give rise on specified dates to cash flows that are solely paymentsofprincipalandinterestontheprincipalamountoutstanding,ismeasured at fair value through other comprehensive income (FVTOCI), unless the asset is designated at FVTPL under the fair value option; all other financial assets are measured at FVTPL. A financial asset is classified as current when the cash flows expected to flow from the instrument mature within one year. We derecognize a financial asset when the contractual rights to the cash flows from the asset expire, or we transfer the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. 166 Galapagos NV Annual Report 2022

Galápagos
FINANCIAL STATEMENTS

We classify non-derivative financial assets into the following categories:

- financial assets at fair value through profit or loss (equity instruments, current financial investments and cash equivalents)
- financial assets at amortized cost (receivables, current financial investments and cash and cash equivalents).

(a) Financial assets at fair value through profit or loss

Financial assets are designated at fair value through profit or loss if we manage such investments and make purchase and sale decisions based on their fair value in accordance with the investment strategy. Attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, which take into account any dividend income, are recognized in profit or loss.

Equity instruments

We hold investments in equity instruments, which based on IFRS 9, are designated as financial assets at fair value through profit or loss. The fair value of listed investments is based upon the closing price of such securities on Euronext at each reporting date. If there is no active market for an equity instrument, we establish the fair value by using valuation techniques.

Current financial investments measured at fair value through profit or loss

Current financial investments include financial assets measured at fair value through profit or loss and may comprise short term bond funds that have a maturity equal or less than 12 months, and money market funds.

Cash equivalents measured at fair value through profit or loss

Cash equivalents measured at fair value through profit or loss may comprise bonds and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value.

(b) Financial assets at amortized cost

Receivables

Receivables are designated as financial assets measured at amortized cost. They are initially measured either at fair value or at transaction price, in the absence of a significant financing component.

All receivables are subsequently measured in the balance sheet at amortized cost, which generally corresponds to nominal value less expected credit loss provision.

Receivables mainly comprise trade and other receivables and current/non-current R&D incentives receivables.

The R&D incentives receivables relate to refunds resulting from R&D incentives on research and development expenses in France and Belgium. Research and development

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FINANCIAL STATEMENTS incentives receivables are discounted over the period until maturity date according to the appropriate discount rates. Current financial investments measured at amortized cost Current financial investments measured at amortized cost include treasury bills that have a maturity equal to or less than 12 months. We apply settlement date accounting for the recognition and de-recognition of current financial investments measured at amortized cost. Current financial investments measured at amortized cost also include short-term deposits with maturities exceeding three months from the acquisition date. Cash and cash equivalents measured at amortized cost Cash and cash equivalents measured at amortized cost mainly comprise of notice accounts and short-term deposits that are readily convertible to cash within three months or less and that are subject to an insignificant risk of changes in their value. Cash and cash equivalents exclude restricted cash, which is presented in the line other non-current assets in the statement of financial position. (ii) Financial liabilities Financialliabilitiesareinitiallymeasuredeitheratfairvalueorattheirtransactionprice. Subsequent to initial recognition, financial liabilities are measured at amortized cost. Financial liabilities mainly comprise trade and other liabilities and contingent consideration liabilities. Trade and other liabilities are comprised of liabilities that are due less than one year from the balance sheet date and are in general not interest bearing and settled on an ongoing basis during the financial year. They also include accrued expenses related to our research and development project costs. We derecognize a financial liability when our contractual obligations are discharged, cancelled or expire. Contingent consideration liabilities Any contingent consideration to be transferred by us in relation to businesses acquired are linked to milestone payments and are initially recognized at fair value as a financial liability. They are adjusted for the probability of their likelihood of payment and are appropriately discounted to reflect the impact of time. Changes in the fair value of these contingent consideration liabilities in subsequent periods are recognized in our consolidated income statement on the line “other operating income/expense”. The effect of unwinding the discount over time is recognized in other financial results. (iii) Financial instruments: derivative assets/liabilities Financial assets and financial liabilities are recognized on our balance sheet when we become a party to the contractual provisions of the instrument. 168 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Derivative assets and liabilities are initially measured at fair value. After initial measurement we will measure the derivatives at fair value through profit or loss. Taxation Income tax in the profit or loss accounts represents the sum of the current tax and deferred tax. Current tax is the expected tax payable on the taxable profit of the year. The taxable profit of the year differs from the profit as reported in the financial statements as it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. Our liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred income tax is provided in full, using the liability-method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amountsinthefinancialstatements.However,thedeferredincometaxisnotaccounted forifitarisesfromtheinitialrecognitionofanassetorliabilityinatransactionotherthan abusinesscombinationthatatthetimeofthetransactionaffectsneitheraccountingnor taxable profit nor loss. Deferredincometaxisdeterminedusingtaxrates(andlaws)thathavebeenenactedor substantively enacted by the balance sheet date and are expected to apply when the relateddeferredincometaxassetisrealizedorthedeferredincometaxliabilityissettled. Deferred tax assets are recognized to the extent that it is probable that future taxable profitwillbeavailableagainstwhichthetemporarydifferencescanbeutilized.Assuch, a deferred tax asset for the carry forward of unused tax losses will be recognized to the extent that is probable that future taxable profits will be available. Foreign currencies Functional and presentation currency Items included in the financial statements of each of our entities are valued using thecurrencyoftheprimaryeconomicenvironmentinwhichtheentityoperates.The consolidated financial statements are presented in Euros, which is our presentation currency. Transactions and balances in foreign currency Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of transaction. Foreign currency gains and lossesresultingfromthesettlementofsuchtransactionsandfromthetranslationat closingratesofmonetaryassetsandliabilitiesdenominatedinforeigncurrenciesare recognizedinthefinancialresultintheincomestatement.Non-monetaryassetsand liabilitiesmeasuredathistoricalcostthataredenominatedinforeigncurrenciesare translated using the exchange rate at the date of the transaction. 169 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Financial statements of foreign group companies The results and financial position of all our entities that have a functional currency different from Euro are translated as follows: Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet Income and expenses for each income statement are translated at average exchange rates All resulting cumulative exchange differences are recognized as a separate component of equity Such cumulative exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of. Recognition of expenses linked to clinical trial milestones We recognize expenses specifically linked to clinical trial milestones with regard to patient recruitment and patient treatment (i.e. completion), incurred in carrying out clinical trials, in line with actual patient recruitment or treatment at each period end, in reference to the milestone targets for patient recruitment or treatment. This involves the calculation of clinical trial accruals at each period end, for which an estimation of the expected full clinical trial milestone cost is required, as well as the current stage of patient recruitment or treatment. Clinical trials usually take place over extended time periods and typically involve a setup phase, a recruitment phase and a completion phase which ends upon the receipt of a final report containing full statistical analysis of trial results. Accruals for patient recruitment and patient completion are prepared separately for each clinical trial in progress and take into consideration the stage of completion of each trial including the numberofpatientsthathaveenteredthetrialandthenumberofpatientsthathavebeen treatedinthetrial.Inallcases,thefullcostofeachtrialisexpensedbythetimethefinal report is received. Revenue recognition Revenues to date have consisted principally of collaboration revenues, which consist of milestones, license fees, non-refundable upfront fees and royalties received in connection with collaboration and license agreements. Starting in 2021 we also have commercial revenues from the sales of Jyseleca® in Europe, which are reported as “Product net sales” in our consolidated income statement. The revenue recognition policies can be summarized as follows: Werecognizerevenuewhenourcustomerobtainscontrolofpromisedgoodsorservices, in an amount that reflects the consideration that we expect to receive in exchange for those goods or services. To determine revenue recognition for agreements that we determine are within the scope of IFRS15, we perform the following five steps: 170 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Collaboration revenues (i) identify the contract In our agreements with customers we are mainly transferring licenses on our IP and in some cases this is combined with access rights and/or providing research and development services and/or cost sharing mechanisms. In some cases our collaborations also include an equity subscription component. If this is the case, we analyze if the criteria to combine contracts, as set out by IFRS 15, are met. (ii) identify the performance obligations in the contract Dependingonthetypeoftheagreement,therecanbeoneormoredistinctperformance obligations under IFRS15. This is based on an assessment of whether the promises in an agreement are capable of being distinct and are distinct from the other promises to transfergoodsand/orservicesinthecontextofthecontract.Forsomeofouragreements we combine the transfer of the license with the performance of research and development activities because we consider that the license is not capable of being distinct and is not distinct in the context of the contract. (iii) determine the transaction price Collaboration and license agreements with our commercial partners for research and development activities generally include non-refundable upfront fees; milestone payments, the receipt of which is dependent upon the achievement of certain clinical, regulatory or commercial milestones; license fees, royalties on sales and sometimes reimbursement income or profits sharing arrangements. (a) License fees or upfront payments If the license to our intellectual property is determined to be distinct from the other performance obligations identified in the arrangement, we recognize revenues from non-refundable upfront fees allocated to the license at the point in time the license is transferred to the customer and the customer has the right to use the license. For licenses that are bundled with other promises, we utilize judgment to assess the nature of the combined performance obligation to determine whether the combined performance obligation is satisfied over time or at a point in time. If the performance obligation is satisfied over time, revenue is recognized based on a pattern that best reflects the transfer of control of the service to the customer. (b) Milestone payments other than sales based milestones A milestone payment is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved (which is generally only when the milestone is achieved).Wheremilestonepaymentsareincludedinthetransactionpriceweestimate theamounttobeincludedinthetransactionpriceusingthemostlikelyamountmethod. The transaction price is allocated to each performance obligation on a stand-alone sellingpricebasis.Werecognizerevenueasorwhentheperformanceobligationsunder thecontractaresatisfied.Attheendofeachsubsequentreportingperiod,were-evaluate 171 Galapagos NV Annual Report 2022

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the probability of achievement of relevant milestones and any related constraint. If necessary we adjust our estimate of the overall transaction price. Any such adjustments are recorded on a cumulative catch-up basis, which would affect revenue and earnings in the period of adjustment.

(c) Reimbursement income for R&D services

Collaboration and license agreements may include reimbursement or cost sharing for research and development services: such as outsourcing costs and payment for full-time equivalents at contractual rates. R&D services are performed and satisfied over time given that the customer simultaneously receives and consumes the benefits provided by us.

Such costs reimbursements received are recognized in revenues when costs are incurred and agreed by the parties when we are acting as a principal in the scope of our stake of the R&D activities. If the later condition is not fulfilled, costs reimbursements are accounted for as a decrease of the related expenses.

(d) Sales based milestone payments and royalties

License and collaboration agreements include sales-based royalties, including commercial milestone payments based on the level of sales, and the license has been deemed to be the predominant item to which the royalties relate. Related revenue is recognized as the subsequent underlying sales occur.

(iv) allocate the transaction price to the performance obligations in the contract

We allocate the transaction price to each performance obligation identified in the contract based upon stand-alone selling price. The stand-alone selling price of each performance obligation is estimated by using one of the following methods: adjusted market assessment approach, the expected cost plus a margin approach or the residual approach. If management assesses that there is only one single performance obligation, the entire transaction price would be allocated to this performance obligation.

(v) recognize revenue when (or as) the entity satisfies a performance obligation

Revenue is recognized when our customer obtains control of the goods and/or services foreseen in the contracts. The control can be transferred over time or at a point in time – which results in recognition of revenue over time or at a point in time.

In case of revenue recognition over time, we use an input model that considers estimates of the percentage of total research and development costs that are completed each period compared to the total estimated costs (percentage of completion method) to measure the progress of the satisfaction of the underlying performance obligation (which is the applied method for the filgotinib performance obligation). In other cases, depending on specific circumstances, we recognize revenue on a straight-line basis over the estimated term of the performance obligation (which is the applied method for the performance obligation related to our drug discovery platform).

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FINANCIAL STATEMENTS Product net sales Revenue on the sale of Jyseleca® is recorded as “Product net sales” in our consolidated income statement. Product net sales is the net amount of revenue recognized resulting from transferring control over our products to our customer (for example wholesalers and hospitals). Product sales revenue is recognized at a point in time when control of the goods has transferred to the customer. This is generally when the goods are delivered to the customer depending on the specific incoterms in the contract with a customer. Theamountofrevenuerecognizedistheamountallocatedtothesatisfiedperformance obligationtakingintoaccountvariableconsideration.Theestimatedamountofvariable consideration is included in the transaction price only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. Variable consideration that is included in the transaction price is primarily composed of rebates, discounts, cash discounts and chargebacks granted to various customers that are part of commercial and governmental contractual arrangements or other reimbursement programs. Shelf stock adjustments are granted to some of our customers to cover the inventory held by them at the time of a price decrease becomes effective. A liability is recognized for expected rebates, cash discounts, chargebacks or other reimbursements payable directly or indirectly to customers in relation to sales made until the end of the reporting period. Theamountofvariableconsiderationisestimatedusingseveralelementssuchasthird-party market data, product pricing, the specific terms in the individual agreements, estimated inventory levels and the shelf life of our product. If actual results differ, these estimates will be adjusted. Net sales are presented net of value added tax and other sales related taxes. Wereferto note6 fordetailedinformationperagreementandtoourCriticalaccounting judgments and key sources of estimation uncertainty for more information. Cost of sales Our cost of sales includes primarily the purchase cost of the goods sold and transportation costs. 173 Galapagos NV Annual Report 2022

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Other operating income

Grants and R&D incentives

As we carry out extensive research and development activities, we benefit from various grants and R&D incentives from certain governmental agencies. These grants and R&D incentives generally aim to partly reimburse (approved) expenditures incurred in our research and development efforts and are credited to the income statement, under other income, when the relevant expenditure has been incurred and there is reasonable assurance that the grants or R&D incentives are receivable.

Equity instruments

Equity instruments issued by us are measured by the fair value of the proceeds received, net of direct issue costs.

Employee benefits

(i) Defined contribution plans

Contributions to defined contribution pension plans are recognized as an expense in the income statement as incurred.

(ii) Defined benefit plans

For defined retirement benefit plans, the cost of providing benefits is determined using the projected unit credit method, with actuarial valuations being carried out at the end of each annual reporting period. Re-measurement, comprising actuarial gains and losses, the effect of the changes to the asset ceiling (if applicable) and the return on plan assets (excluding interest), is reflected immediately in the statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur. Re-measurement recognized in other comprehensive income is reflected immediately in retained earnings and will not be reclassified to profit or loss. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset.

Defined benefit costs are categorized as follows:

- Service cost (including current service cost, past service cost, as well as gains and losses on curtailments and settlements)
- Net interest expenses or income
- Re-measurement

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in our defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or a reduction in future contributions

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FINANCIAL STATEMENTS to the plans. A liability for a termination benefit is recognized at the earlier of when we cannolongerwithdrawtheofferoftheterminationbenefitandwhenwerecognizeany related restructuring costs. (iii) Bonus plans ThemembersoftheExecutiveCommittee,togetherwithotherseniormanagersandthe staff are eligible to receive a bonus based on achievement of personal and corporate objectives. This bonus is paid in cash. We recognize an expense in the income statement for all these bonus plans. Share-based payments (i) Equity-settled share-based payments We grant equity-settled incentives to certain employees, members of the Executive Committee and consultants in the form of subscription rights. Equity-settled subscription rights are measured at fair value at the date of acceptance. The fair value determined at the acceptance date of the subscription rights is expensed over time until the end of the vesting period, based on our estimate of subscription rights that are expected to be exercised. Fair value is measured by use of the Black & Scholes model.Theexpectedlifeusedinthemodelhasbeenadjusted,basedonmanagement’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. (ii) Long-term incentive plans in RSUs (Restricted Stock Units) MembersoftheExecutiveCommitteeandotheremployeesaregrantedRSUs.AnRSUis a grant that takes the form of a promise that employees will receive Galapagos stock in the future and it will be payable, at the company’s discretion in cash or in shares, upon completion of a certain vesting period. Each RSU reflects the value of one Galapagos share. The RSUs are measured based on the volume weighted average share price over the 30-calendar day period preceding the measurement date. We recognize the correspondingexpenseandliabilityoverthevestingperiod.Thefairvalueoftheliability isre-measuredateachreportingdatebecausecurrentlyitismanagement’sintentionto settle the RSUs in cash. Provisions Provisions are recognized on the balance sheet when we have a present obligation as a result of a past event; when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations and a reliable estimate can be made of the amount of the obligations. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the balancesheetdate.Iftheeffectismaterial,provisionsaredeterminedbydiscountingthe expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of the money and, when appropriate, the risk specific to the liability. 175 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Impairment (i) Financial assets Theimpairmentlossofafinancialassetmeasuredatamortizedcostiscalculatedbased on the expected loss model. For trade receivables, in the absence of a significant financing component, the loss allowanceismeasuredatanamountequaltolifetimeexpectedcreditlosses.Thoseare the expected credit losses that result from all possible default events over the expected life of those trade receivables. Impairment losses are recognized in the consolidated income statement. (ii) Property, plant and equipment and intangible assets other than goodwill For intangible assets with an indefinite life or intangible assets not available for use yet, we perform an impairment test at least on an annual basis. Furthermore we review at each balance sheet date the carrying amount of our tangible and intangible assets to determinewhetherthereisanyindicationthatthoseassetshavesufferedanimpairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where the asset does not generatecashflowsthatareindependentfromotherassets,weestimatetherecoverable amount of the cash-generating unit to which the asset belongs. If the recoverable amount of an asset or cash generating unit is estimated to be less than the carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized as an expense immediately. When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined, had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss resulting from a sale of a subsidiary is recognized as income. (iii) Goodwill As goodwill is considered to have an indefinite life, it is tested for impairment annually, and whenever there is an indication that it may be impaired, by comparing its carrying amount with its recoverable amount (i.e. the higher of value in use and fair value less costs to sell). If the recoverable amount of the cash-generating unit is less than the carryingamountoftheunit,theimpairmentlossisallocatedfirsttoreducethecarrying amountofanygoodwillallocatedtotheunitandthentotheotherassetsoftheunitpro rataonthebasisofthecarryingamountofeachassetintheunit.Impairmentlosseson goodwill are not reversed. 176 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Net income/loss per share Basicnetincome/losspershareiscomputedbasedontheweightedaveragenumberof shares outstanding during the period. Diluted net income per share is computed based on the weighted average number of shares outstanding including the dilutive effect of subscription rights, if any. Segment reporting We currently have one operating and reportable segment. Prior to the disposal of our fee-for-service business Fidelta in 2021 our reportable segments were R&D and fee-for-service business. Fidelta is reported as discontinued operations for the year ended 31 December 2021. Discontinued operations A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations. On 4January2021 we sold of our fee-for-service business Fidelta. 177 Galapagos NV Annual Report 2022

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4. Critical accounting judgments and key sources of estimation uncertainty

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

Our estimates and assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revisions and future periods if the revision affects both current and future periods.

The following are the critical judgments that we have made in the process of applying the accounting policies and the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in the consolidated financial statements presented elsewhere in this annual report.

Critical judgments in applying accounting policies

IFRS 15 – Revenue recognition Gilead

Our critical judgments were as follows:

Identification of the contract

- Despite our obligation to pay future sales-based royalties to Gilead and a change in the governance structure for the development activities, management judged that all activities are still beneficial for the further development of filgotinib, for which Gilead still owns the ex-Europe rights. All contract modifications have thus been analyzed following the requirements of IFRS 15 as we concluded that Gilead is still to be considered as a customer. This is also supported by the fact that we concluded that there continues to be only one performance obligation with respect to filgotinib.

Identification of the performance obligation

- The modifications of 2020 and 2021 did not give rise to new performance obligations. There was only a change in scope and price of the existing filgotinib performance obligation, which was only partly satisfied at the time of the modification. It is management's judgement that the Group A and Group B development activities (see note 2 for more details) still to be performed are interrelated and thus cannot be seen as separate performance obligations. Based on this, the contract modification has been treated on a cumulative catch-up basis under IFRS 15.

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FINANCIAL STATEMENTS

Allocation of the total transaction price

- The increased fixed consideration as result of the modifications has been allocated in its entirety to the filgotinib performance obligation. We assessed that the contract modification only changes the scope of the filgotinib performance obligation and the change in both fixed and variable consideration is reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. If we would have concluded that the increased consideration was not, or only partially, related to the filgotinib performance obligation, the consideration would have been potentially allocated to other performance obligations in the contract, which would alter the timing of revenue recognition.
- The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation. These costs were assessed considering management's best estimate of the design and duration of ongoing and planned clinical trials

Key sources of estimation uncertainty

The following are the key sources of estimation uncertainty that have the most significant effect on the amounts recognized in our consolidated financial statements for the year ended 31 December 2022.

Costs to complete the filgotinib performance obligation

The denominator used in the calculation of the percentage of completion reflects our best estimate of the total costs to complete the filgotinib performance obligation (which is composed of the actual costs already incurred at reporting date and our best estimate of the remaining costs to complete the performance obligation). As our estimate of the costs is depending on the evolution of the development activities, it may be subject to change in the future. If the outcome of certain activities would be different from the assumptions that we made, it could lead to a material adjustment to the total estimated costs, resulting in a reallocation of revenue between current and future periods. Revenue recognized for upfront payments and milestone payments in 2022 amounted to €174.4 million. Our total deferred income balance related to this filgotinib performance obligation amounts to €456.4 million on 31 December 2022. At reporting date, had our best estimate of the remaining cost to complete the filgotinib performance obligation been increased by 5%, this would have resulted in a decrease in revenue recognition in 2022 of €15.4 million and a corresponding increase in current and non-current deferred income. Had our best estimate of the remaining cost to complete the filgotinib performance obligation been decreased by 5%, this would have resulted in an increase in revenue recognition in 2022 of €16.0 million and a corresponding decrease in current and non-current deferred income.

Goodwill impairment

Determining whether goodwill is subject to impairment requires an estimate of the recoverable amount of the cash-generating unit to which the goodwill has been allocated. The calculation of this recoverable amount includes forecasts of future cash flows of the cash-generating unit (highly dependent upon the probability of success linked to the progress of our clinical programs) and an appropriate discount rate is required to calculate present values, a process which involves estimates. These

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FINANCIAL STATEMENTS estimates are constantly monitored, and an impairment test will be performed as soon asthereisanimpairmentindicatorandatleastannually.Thecarryingvalueofgoodwill at 31 December 2022 is€69.8 million. Contingent consideration The contingent consideration included in the consideration payable for the acquisition of CellPoint was recorded at fair value at the date of acquisition. These fair values were mainlybasedonourbestestimateofprobabilitiesofreachingtheunderlyingmilestones and by applying an appropriate discount rate. The fair values are reviewed at each reportingdateandanychangesarereflectedinourconsolidatedincomestatement.We refer to the specific note on contingent consideration for more details. 180 Galapagos NV Annual Report 2022

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FINANCIAL STATEMENTS

5. Segment information

Geographical information

We are currently operating as a single operating segment. Prior to the disposal of Fidelta in 2021 we had two reportable segments: R&D and fee-for-service business.

In 2022 our operations were mainly located in Belgium, France, the Netherlands, Germany, Italy, Spain, Switzerland and the United Kingdom. The revenues from our collaboration partner Gilead represented 82% of our total net revenues in 2022 (97% in 2021).

In 2022 we reported €87.6 million of product net sales for Jyseleca® in Europe (€14.8 million in 2021) of which €7.3 million realized in Belgium (€1.7 million in 2021).

Following table summarizes our collaboration revenues by destination of customer:

	Year ended 31 December	
(thousands of €)	2022	2021
United States of America	414,129	467,978
Europe	3,552	2,114
Total collaboration revenues	**417,681**	**470,093**

Following table summarizes our collaboration revenues by major customers:

	Year ended 31 December			
	2022		2021	
	(thousands of €)	%	(thousands of €)	%
Gilead				
United States of America	414,129	100%	467,978	100%
Europe	1,452	0%	2,071	0%
Total collaboration revenues from major customers	**415,581**	**99%**	**470,049**	**100%**

On 31 December 2022, we held €370.4 million (€197.6 million in 2021) of property, plant and equipment, intangible assets and goodwill distributed as follows:

	31 December	
(thousands of €)	2022	2021
Belgium	72,087	98,295
France	20,397	21,051
The Netherlands	255,461	66,621
Switzerland	4,962	7,181
Spain	3,037	3,029
United States of America	12,729	136
Other	1,747	1,302
Total	**370,420**	**197,615**

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FINANCIAL STATEMENTS

6. Total net revenues

Product net sales

We reported product net sales of Jyseleca® for the year ended 31 December 2022 of €87.6 million, as compared to €14.8 million for the year ended 31 December 2021. Our counterparties for the sales of Jyseleca® during 2022 were mainly hospitals and wholesalers located across Europe. Jyseleca net sales have significantly grown driven by volume uptake of existing business and by new launches in both indications in multiple countries.

Net sales exclusively consisted of sales of Jyseleca® in Europe.

Cost of sales related to Jyseleca® net sales for the year ended 31 December 2022 amounted to €12.1 million, compared to €1.6 million for the year ended 31 December 2021.

Collaboration revenues

The following table summarizes our collaboration revenues for the years ended 31 December 2022 and 2021 by collaboration and by category of revenue: upfront payments and license fees, milestone payments, reimbursement income and royalties.

			Year ended 31 December	
(thousands of €)	Over time	Point in time	2022	2021
Recognition of non-refundable upfront payments and license fees			**370,078**	**433,884**
Gilead collaboration agreement for filgotinib	✓		139,655	203,301
Gilead collaboration agreement for drug discovery platform	✓		230,423	230,582
Milestone payments			**36,777**	**32,408**
Gilead collaboration agreement for filgotinib	✓		34,777	32,408
Sobi distribution agreement for Jyseleca		✓	2,000	-
Reimbursement income			**56**	-
Novartis collaboration agreement for MOR106	✓		56	-
Royalties			**10,770**	**3,801**
Gilead royalties on Jyseleca		✓	10,726	3,757
Other royalties		✓	44	43
Total collaboration revenues			**417,681**	**470,093**

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FINANCIAL STATEMENTS

Revenue recognition of non-refundable upfront payments, license fees and milestone payments related to the filgotinib agreement amounted to €174.4 million in 2022. We recognize the consideration from Gilead allocated to the drug discovery platform on a linear basis over the 10-year period of our collaboration, of which we recognized €230.4 million in 2022. For the year ended 31 December 2022 we also recognized in revenue €10.7 million of royalties from Gilead on filgotinib.

Additionally, we recorded in 2022 milestone payments of €2.0 million triggered by the initial sales of Jyseleca® in the Czech Republic and Portugal by our distribution and commercialization partner Sobi.

The below table summarizes the transaction price of our collaboration with Gilead:

(thousands of €)	31 December 2021	Other movements in 2022	31 December 2022
Upfront consideration	4,018,016		4,018,016
Milestones achieved	194,363	18,238	212,601
Royalties	19,984	10,726	30,710
Impact initial valuation of share subscription agreement	124,604		124,604
	4,356,967	28,964	4,385,931
Less:			
Warrant issuance liabilities			
Warrant A	(43,311)		(43,311)
Initial warrant B	(2,545)		(2,545)
Subsequent warrant B	(2,442)	1,714	(728)
	4,308,669	30,678	4,339,347
Allocation to performance obligations			
Ziritaxestat	666,967		666,967
Filgotinib[1]	1,343,214	28,964	1,372,178
Drug discovery platform (10 years)	2,298,489	1,714	2,300,203

(1) With regard to the additional consideration received as a result of the Option, License and Collaboration agreement (14 July 2019) allocated to the filgotinib performance obligation, we assumed the existence of a significant financing component estimated to €44.5 million as of 31 December 2019 reflecting the time value of money on the estimated recognition period. This financing component was reassessed to €55.3 million as of 31 December 2020, to €57.3 million on 31 December 2021 and to €58.7 million on 31 December 2022.

In 2022 we received $20.0 million (€18.2 million) of milestone payments for the regulatory approval of filgotinib in UC in Japan and recognized €10.7 million of royalties from Gilead.

A summary of our main contracts with customers and distribution/commercialization partners is given below:

Collaboration with Gilead

We refer to note 2 of this financial report for a general description of our collaboration with Gilead.

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FINANCIAL STATEMENTS

We retain the following three performance obligations, of which the first one was satisfied completely in 2019; (i) the transfer of an extended license on GLPG1690, (ii) the granting of exclusive access to our drug discovery platform (i.e. the IP, technology, expertise and capabilities) during the collaboration period and exclusive option rights on our current and future clinical programs after Phase 2 (or, in certain circumstances, the first Phase 3 study) outside Europe and (iii) an increased cost share from 20/80 to 50/50 to 100/0 (for Group A activities only) on the global development activities of filgotinib, until we complete the remaining development activities (Group A and Group B activities).

We concluded as follows:

Determination of the total transaction price

- We assessed that the contract modifications of 15 December 2020 and 6 September 2021 only change the scope of the filgotinib performance obligation and the changes in both fixed and variable consideration are reflective of the updated stand-alone selling price for the remaining activities of this performance obligation. As a result of these modifications, there were increases in the transaction price of €160.0 million and $15.0 million, respectively, which have been allocated in their entirety to the filgotinib performance obligation.

Financing component

- Management has considered it is appropriate to adjust the part of the transaction price that was allocated to the filgotinib performance obligation, for the time value of money. The additional consideration as a result of the contract modification of 15 December 2020 has also been adjusted for the time value of money.

Filgotinib amendment

- There is one single performance obligation under IFRS 15: the transfer of a license combined with performance of R&D activities. This is because we considered that the license is not distinct in the context of the contract.
- The transaction price is currently composed of a fixed part, being non-refundable upfront and license fees and a variable part, being milestone payments, sales based milestones and sales based royalties, and cost reimbursements for R&D activities delivered. Milestone payments are included in the transaction price of the arrangement to the extent that it is highly probable that a significant reversal of revenue will not occur. Milestone payments received from Gilead are recognized in revenue over time till the end of the development plan. Sales based milestones and sales based royalties are also part of the arrangement and are recognized as revenues at a point in time at the moment they occur. During 2021 and 2022 we reported respectively €3.8 million and €10.7 million of revenues from royalties from Gilead.

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- Revenues, excluding sales based milestones and sales based royalties, are recognized over time through satisfaction of the performance obligation. The "cost-to-cost" input model is applied to measure the progress of the satisfaction of this performance obligation. The estimated costs to complete the performance obligation have been reassessed as a result of the contract modifications from 2020 and 2021.

Access rights to the drug discovery platform, option rights and R&D activities

- The revenue allocated to the drug discovery platform is recognized over time as Gilead receives exclusive access to our drug discovery platform and option rights on our current and future pipeline as well as R&D activities during the collaboration term. Management concluded that an equal spread over the collaboration period is the most reliable and appropriate recognition method.
- At inception of the collaboration (July 2019) we assessed the appropriate period over which to recognize the drug discovery platform revenue to be 10 years. This is because we granted exclusive rights over a 10-year period. However, if at the end of the 10-year period, some programs in existence as of this time would have reached the clinic (i.e. IND filed with regulatory authorities), the rights for those specific programs may be extended, for a maximum of three years. This critical estimate is reassessed at each year-end based on the evolution of our pipeline and is still valid per 31 December 2022.

Collaboration with Sobi

In October 2021, we signed an agreement with Sobi regarding the distribution of Jyseleca®. Sobi will distribute the medicine in Central and Eastern Europe, Greece, Portugal, and the Baltic countries.

7. Operating costs and other operating income

Operating costs

Research and development expenditure

The following table summarizes research and development expenditure for the years ended 31 December 2022 and 2021.

	Year ended 31 December	
(thousands of €)	2022	2021
Personnel costs	(190,085)	(165,239)
Subcontracting	(214,906)	(251,085)
Disposables and lab fees and premises costs	(21,356)	(24,025)
Depreciation and impairment	(54,462)	(17,518)
Professional fees	(15,167)	(15,862)
Other operating expenses	(19,107)	(17,978)
Total research and development expenditure	**(515,083)**	**(491,707)**

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The variance in our R&D expenditure in 2022 compared to 2021 was principally due to the following elements:

- Depreciation and impairment costs in 2022 amounted to €54.5 million (€17.5 million in 2021). This increase was primarily due to an impairment of €26.7 million of previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis and impairments of intangible assets related to other discontinued projects recorded in 2022 for an amount of €8.9 million.
- Personnel costs increased from €165.2 million in 2021 to €190.1 million in 2022 primarily explained by increases in restructuring costs and accelerated non-cash cost recognition for subscription right plans related to good leavers.
- Subcontracting costs decreased from €251.1 million in 2021 to €214.9 million in 2022 following the evolution of our programs.

The table below summarizes our research and development expenditure for the years ended 31 December 2022 and 2021, broken down by program:

	Year ended 31 December	
(thousands of €)	2022	2021
Filgotinib program	(245,286)	(171,204)
Ziritaxestat program	(1,096)	(26,725)
SIKi program	(47,727)	(91,957)
TYK2 program on GLPG3667	(24,467)	(27,141)
CAR-T programs in oncology	(29,999)	-
Other programs	(166,507)	(174,680)
Total research and development expenditure	**(515,083)**	**(491,707)**

The increase in R&D expenditure in 2022 was primarily explained by cost increases for our filgotinib program and new investments in 2022 in CAR-T programs in oncology. This was partly offset by cost decreases due to the winding down of the ziritaxestat (IPF) program and reduced spend on our SIKi, TYK2 and other programs.

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Sales and marketing expenses

The following table summarizes the sales and marketing expenses for the years ended 31 December 2022 and 2021.

	Year ended 31 December	
(thousands of €)	2022	2021
Personnel costs	(71,878)	(59,102)
Depreciation	(2,473)	(504)
External outsourcing costs	(54,057)	(62,321)
Sales and marketing expenses recharged to Gilead	31	59,699
Professional fees	(4,222)	(532)
Other operating expenses	(14,956)	(7,196)
Total sales and marketing expenses	**(147,555)**	**(69,956)**

Major part of the increase in our sales and marketing expenses in 2022 is due to the termination of our 50/50 filgotinib co-commercialization cost sharing agreement with Gilead as from 1 January 2022 explaining €59.7 million of the variance. Personnel costs increased by €12.8 million in 2022 compared to 2021, explained by an increase in salaries and benefits following the growth of the commercial work force from 248 average FTEs in 2021 to 305 average FTEs in 2022 driven by the commercial launch of filgotinib in Europe.

Other operating expenses increased from €7.2 million in 2021 to €15.0 million in 2022 largely due to increased travel expenses.

External outsourcing costs decreased by €8.3 million primarily explained by lower costs for marketing studies and materials.

General and administrative expenses

The following table summarizes the general and administrative expenses for the years ended 31 December 2022 and 2021.

	Year ended 31 December	
(thousands of €)	2022	2021
Personnel costs	(85,034)	(71,190)
Depreciation and impairment	(8,631)	(16,621)
Legal and professional fees	(24,368)	(26,072)
Other operating expenses	(26,898)	(27,016)
Total general and administrative expenses	**(144,931)**	**(140,899)**

The increase in our general and administrative expenses in 2022 was mainly explained by an increase in personnel expenses primarily due to accelerated non-cash cost recognition for our subscription right plans related to good leavers, and higher restructuring costs. This was partly offset by a decrease in depreciation and impairment

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costs largely due to an impairment cost in 2021 of €9.3 million on other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium).

Other operating income

The following table summarizes other operating income for the years ended 31 December 2022 and 2021.

	Year ended 31 December	
(thousands of €)	2022	2021
Grant income	1,873	7,334
R&D incentives	38,527	44,888
Other	6,448	1,526
Total other operating income	**46,848**	**53,749**

The grant income in 2022 and 2021 were fully related to grants from a Flemish agency and the Belgian government. In many cases these grant agreements carry clauses which require us to maintain a presence in the same region for a number of years and invest according to pre-agreed budgets. Grant income in 2021 also included a grant of €5.4 million from the National Institute for Health and Disability Insurance (2022: nil). This grant aimed to incentivize innovative Belgian biotech companies who are performing research and development activities in order to identify new medicines.

R&D incentives income was primarily composed of:

- Income from an innovation incentive system of the French government, which represented €11.4 million for the year ended 31 December 2022 compared to €12.4 million for the year ended 31 December 2021
- Income from Belgian R&D incentives with regard to incurred R&D expenses, which represented €17.3 million for the year ended 31 December 2022 compared to €20.9 million for the year ended 31 December 2021
- Tax rebates on payroll withholding taxes of R&D personnel in Belgium and the Netherlands, representing €9.9 million for the year ended 31 December 2022 compared to €11.7 million for the year ended 31 December 2021.

Other income increased from €1.5 million in 2021 to €6.4 million in 2022 mainly due to rental income and a one-off sale of side products from our R&D activities.

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FINANCIAL STATEMENTS 8. Staff costs The table below summarizes the number of our employees of our operations on 31December2022 and 2021: 2022 2021 Number of employees on 31 December 1,338 1,309 Total 1,338 1,309 The average number of FTE’s of our operations during the years 2022and2021 was: Yearended31December 2022 2021 Members of the Executive Committee 5 6 Research and development 570 636 Commercial and medical affairs 421 338 Corporate and support 297 332 Total 1,293 1,312 Their aggregate remuneration comprised: Yearended31December (thousandsof€) 2022 2021 Wages and salaries (197,013) (175,167) Social security costs (32,543) (29,934) Retirement benefit costs (10,881) (8,467) Costs related to subscription right plans (88,493) (70,726) Other personnel costs (18,067) (11,237) Total personnel costs (346,997) (295,531) 189 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS differences and other financial income/expenses 9. Fair value adjustments, net currency exchange The following table summarizes fair value adjustments and net currency exchange differences, and other financial income and expenses for the years ended 31December2022 and 2021. Yearended31December (thousandsof€) 2022 2021 Fair value adjustments and net currency exchange differences: Net currency exchange gain 44,359 56,492 Fair value re-measurement of warrants 186 2,960 Fair value loss on financial assets held at fair value throughprofit or loss—(4,919) (Fair) value gain on current financial investments 6,929 6,763 Total fair value adjustments and net currency exchange differences 51,473 61,296 Other financial income: Interest income 18,110 2,865 Discounting effect of non-current R&D incentives receivables 93 93 Other finance income 376 100 Total other financial income 18,578 3,058 Other financial expenses: Interest expenses (6,967) (11,656) Discounting effect of non-current deferred income (7,672) (9,289) Discounting effect of other non-current liabilities (2,271) -Other finance charges (769) (812) Total other financial expenses (17,679) (21,757) Total net financial result 52,372 42,598 During 2022 we changed the presentation of our financial results in our consolidated incomestatementinordertoisolatethenetcurrencyexchangedifferencesandfairvalue re-measurements. We retrospectively adjusted the 2021 comparative figures to reflect this change. In our 2021 consolidated financial statements we reported total currency exchange gains of €60.7 million and total currency exchange losses of €4.2 million for the year ended 31 December 2021 on the “other financial income” and “other financial expenses” line respectively. The (fair) value gains on current financial investments (€6.8 million for the year ended 31 December 2021) were also reported on the line “other financial income” in our 2021 consolidated financial statements. The net currency exchange gain in 2022 of €44.4 million primarily consisted of an unrealized exchange gain of €41.3 million on cash and cash equivalents and current 190 Galapagos NV Annual Report 2022

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financial investments at amortized cost held in U.S. dollars, as compared to an unrealized exchange gain in 2021 of €56.6 million on cash and cash equivalents and current financial investments at amortized cost held in U.S. dollars. We have cash, cash equivalents and current financial investments held in U.S. dollars, which could generate foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/U.S. dollar exchange rate as our functional currency is EUR.

Fair value re-measurement of warrants refers to the fair value re-measurement of initial warrant B. The fair value of the financial liability related to the initial warrant B of €0.02 million on 31 December 2022 (€0.2 million on 31 December 2021) is presented as part of trade and other liabilities in our consolidated statement of financial position and will be re-measured at each reporting period. We refer to **note 2** for more information.

For the year ended 31 December 2021, fair value loss on financial assets held at fair value through profit or loss consisted of negative effects from the fair value re-measurement of financial assets classified as equity investments which qualify for level 1 fair value measurement based upon the closing price of such securities at each reporting date, and of an impairment loss on a participation in a non-listed company. This resulted in a net book value of zero of the financial assets held at fair value through profit or loss on 31 December 2021. The fair value gain on the current financial investments in 2022 and 2021 reflected the positive exchange differences booked on the money market funds, compensated by the interest on the treasury bills which have not yet expired and the effect of the re-measurement at fair value of our money market funds on 31 December 2022 and on 31 December 2021. These re-measurement losses were mainly the result of the negative returns on the EUR denominated money market funds.

Interest income was related to interests on term deposits, notice accounts and current financial investments. Net interest income increased due to increasing interest rates.

Interest expenses were related to interests on term deposits, treasury bills that came to maturity and on leases of buildings and cars. Other financial expense for 2022 also included €7.7 million of costs (€9.3 million for the year ended 31 December 2021) linked to the accounting under IFRS 15 for a financing component embedded in the upfront consideration received from Gilead in connection with the revised agreement for filgotinib. They also comprise the discounting effect of other non-current liabilities as deferred consideration and milestones payables related to the acquisition of subsidiaries.

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10. Income taxes

The following table summarizes the income tax recognized in profit or loss for the years ended 31 December 2022 and 2021.

	Year ended 31 December	
(thousands of €)	2022	2021
Current tax	(4,071)	(2,020)
Deferred tax	1,227	(404)
Total income taxes	**(2,844)**	**(2,423)**

Current tax, consisting of corporate income taxes, and deferred tax income/cost (–) related to subsidiaries working on a cost plus basis. In addition, the deferred tax income for the year ended 31 december 2022 was largely due to the partial release of the net deferred tax liabilities related to the acquisitions of CellPoint and AboundBio.

Tax liabilities

The below table illustrates the tax liabilities related captions in the consolidated statement of financial position as at 31 December 2022 and 2021.

	31 December	
(thousands of €)	2022	2021
Current tax payable	1,022	1,782
Total tax liabilities	**1,022**	**1,782**

On 31 December 2022, the tax liabilities were primarily related to our subsidiaries operating on a cost plus basis.

Taxes recognized in profit or loss

For the purpose of the disclosure below corporate tax was calculated at 25% (2021: 25%) – which is the tax rate applied in Belgium – on the estimated assessable profit for the year. The applied tax rate for other territorial jurisdictions was the tax rate that is applicable in these respective territorial jurisdictions on the estimated taxable result of the accounting year.

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FINANCIAL STATEMENTS Year ended 31December (thousandsof€) 2022 2021 Loss before tax (215,147) (122,999) Income tax debit/credit (-), calculated using the Belgian statutory tax rate on the accounting profit/loss (-) before tax (theoretical) (53,787) (30,750) Tax expenses in income statement (effective) 2,844 2,423 Difference in tax expenses/income to explain 56,631 33,173 Effect of tax rates in other jurisdictions (337) (582) Effect of non-taxable revenues (7,642) (9,413) Effect of share-based payment expenses without tax impact 22,127 17,682 Effect of expenses/income (-) not subject to tax (146) (907) Effect of non-tax-deductible expenses 3,224 3,812 Effect of recognition of previously non recognized deferred tax assets (1,677) (1,411) Effect of tax losses (utilized) reversed—(404) Effect from under or over provisions in prior periods 1,101 (840) Effect of non-recognition of deferred tax assets 38,104 25,613 Effect of derecognition of previously recognized deferred tax assets 1,877 135 Effect of use of investment deduction—(512) Total explanations 56,631 33,173 Non-taxable revenues for the years ended 31December2022 and 2021 were related to non-taxable subsidies and tax credits. 193 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS 11. Income/loss (–) per share Basic income/loss (–) per share is calculated by dividing the net income/loss (–) attributabletoownersoftheparentbytheweightedaveragenumberofordinaryshares outstandingduringtheyear.Dilutedincome/loss(–)pershareiscalculatedbasedonthe weightedaveragenumberofshares(diluted)alsoconsideringoutstandingsubscription rights, for which our average share price of the year was higher than the exercise price. Yearended31December 2022 2021 Net loss attributable to owners of the parent (thousands of €) (217,991) (103,231) Number of shares (thousands) Weighted average number of shares for the purpose of basic income/loss (-) per share 65,699 65,500 Basic loss per share (€) (3.32) (1.58) Net loss attributable to owners of the parent (thousands of €) (217,991) (103,231) Number of shares (thousands) Weighted average number of shares for the purpose of diluted income/loss (-) per share 65,699 65,500 Number of dilutive potential ordinary shares — Diluted loss per share (€) (3.32) (1.58) Aswereportedanetlossin2022and2021,theoutstandingsubscriptionrights(specified in note 31) have an anti-dilutive effect rather than a dilutive effect. Consequently, basic and diluted loss per share is the same for 2022and2021. 194 Galapagos NV Annual Report 2022

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12. Goodwill and impairment of goodwill

(thousands of €)	Goodwill
On 1 January 2022	-
Recognized on acquisition of subsidiaries	69,893
Exchange differences on goodwill	(80)
On 31 December 2022	**69,813**

The goodwill resulting from both the acquisition of CellPoint (€62.4 million) and AboundBio (€7.4 million) was allocated to the same cash-generating unit (CGU), "oncology". The intangible assets acquired as a result of both business combinations were also allocated to this cash-generating unit, together with some other (in)tangible assets related to the "oncology" cash-generating unit. The valuation method of the recoverable amount of this cash-generating unit is based on the fair value less costs of disposal.

The valuation technique that was applied to determine the fair value less costs of disposal of the cash-generating unit is a discounted cash flow method ("DCF") with projected cash flows that cover a period of 13 years. The period considered exceeds five years because the main sales are expected for the period beyond 2027. The key assumptions used in this valuation (level 3 in the fair value hierarchy) of the recoverable amount of the underlying cash-generating unit were:

- Probability of success of our clinical programs that is based on benchmarks in combination with management estimate
- Terminal growth rate of –50% reflecting the anticipated sales evolution beyond 2035
- Discount rate of 12.5%
- Future revenue and investment assumptions are based on management estimate of the overall cell therapy market

No impairment was identified per 31 December 2022.

Reference is made to **note 26** "Business combinations during the period" for a detailed description of both business combinations.

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13. Intangible assets other than goodwill

(thousands of €)	Software & databases	Licences, rights, technology and in-process R&D	Contract costs	Total
Acquisition value				
On 1 January 2021	**23,717**	**44,432**	**15,384**	**83,534**
Additions	2,423	1,250		3,673
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On 31 December 2021	**24,554**	**39,929**	**15,384**	**79,868**
Impact of acquisitions of businesses		124,570		124,562
Additions	1,126	8,423		9,557
Sales and disposals	(913)	(36,298)		(37,211)
Translation differences		(36)		(36)
On 31 December 2022	**24,767**	**136,588**	**15,384**	**176,740**
Amortization and impairment				
On 1 January 2021	**10,034**	**3,883**	**2,050**	**15,968**
Amortization	3,529	2,053	1,538	7,120
Impairment		4,016		4,016
Sales and disposals	(1,643)	(5,753)		(7,396)
Translation differences	57			57
On 31 December 2021	**11,977**	**4,199**	**3,588**	**19,765**
Amortization	3,967	6,666	1,538	12,171
Impairment		35,666		35,666
Sales and disposals	(913)	(36,298)		(37,211)
Translation differences		(4)		(4)
On 31 December 2022	**15,031**	**10,229**	**5,126**	**30,387**
Carrying amount				
On 31 December 2021	12,577	35,730	11,796	60,103
On 31 December 2022	**9,736**	**126,359**	**10,258**	**146,354**

Impact of acquisition of businesses in 2022 refers to the acquisition of CellPoint and AboundBio. We refer to **note 26** "Business combinations during the period".

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FINANCIAL STATEMENTS New additions in 2022 primarily related to the capitalization of an in-licensing fee for an amount of €7.5 million and of a milestone payment of $1.0 million, and software acquisitions for a total amount of€1.1 million. In 2022 we recorded an impairment of €26.7 million on previously capitalized upfront fees related to our collaboration with Molecure on the dual chitinase inhibitor OATD-01 (GLPG4716) in fibrosis, and impairments of €8.9 million on intangible assets related to other discontinued projects. On 31December2022, our balance sheet did not hold any internally generated assets capitalized as intangible asset. 197 Galapagos NV Annual Report 2022

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14. Property, plant and equipment

Fully owned

(thousands of €)	Land, building and building improvements	Installation & machinery	Furniture, fixtures & vehicles	Other tangible assets	Total
Acquisition value					
On 1 January 2021	**16,739**	**37,607**	**7,352**	**37,273**	**98,972**
Additions	1,924	4,453	434	46,028	52,839
Sales and disposals		(1,001)	(1,177)	(9,316)	(11,494)
Reclassifications	7,273	5,210	1,175	(13,658)	-
Translation differences	195	1	45	(3)	238
On 31 December 2021	**26,131**	**46,270**	**7,829**	**60,324**	**140,555**
Impact of acquisitions of businesses	29	2,117	108		2,254
Additions	914	5,688	3,438	19,296	29,336
Sales and disposals	(2,846)	(600)	(1,344)		(4,790)
Reclassifications	64,286	3,580	167	(68,033)	-
Translation differences	205	(15)	43		233
On 31 December 2022	**88,719**	**57,040**	**10,241**	**11,587**	**167,588**
Depreciation and impairment					
On 1 January 2021	**3,728**	**22,350**	**4,628**	**-**	**30,708**
Depreciations	1,749	3,398	1,113		6,260
Impairment				9,316	9,316
Sales and disposals		(1,000)	(1,178)	(9,316)	(11,494)
Translation differences	28	1	18		47
On 31 December 2021	**5,505**	**24,749**	**4,582**	**-**	**34,837**
Depreciations	4,433	4,336	1,265		10,034
Sales and disposals	(2,173)	(574)	(1,328)		(4,075)
Translation differences	49	(1)	18		66
On 31 December 2022	**7,814**	**28,510**	**4,537**	**-**	**40,862**
Carrying amount					
On 31 December 2021	20,626	21,521	3,247	60,324	105,718
On 31 December 2022	**80,905**	**28,530**	**5,704**	**11,587**	**126,726**

The other tangible assets primarily consist of assets under construction, which are not yet available for use and therefore not yet depreciated as per 31 December 2022.

During 2022, the construction of our new building in Oegstgeest (the Netherlands) was completed which explains the reclassification from "other tangible assets" to "land, building and building improvements" for €64.3 million.

In 2021 we recorded an exceptional impairment of €9.3 million on the other tangible fixed assets following our decision to reassess the construction project of our new future headquarter location in Mechelen (Belgium).

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Right-of-use

(thousands of €)	Land & building	Installation & machinery	Furniture, fixtures & vehicles	Total
Acquisition value				
On 1 January 2021	**39,678**	**734**	**5,812**	**46,225**
Additions	1,722	110	5,092	6,924
Sales and disposals	(4,160)	(251)	(722)	(5,133)
Translation differences	221		2	223
On 31 December 2021	**37,461**	**593**	**10,184**	**48,239**
Additions	703		3,603	4,306
Sales and disposals	(3,554)	(156)	(1,274)	(4,984)
Translation differences	224		(8)	216
On 31 December 2022	**34,834**	**437**	**12,505**	**47,777**
Depreciation and impairment				
On 1 January 2021	**8,651**	**464**	**1,995**	**11,111**
Depreciations	5,466	161	2,296	7,923
Sales and disposals	(1,696)	(251)	(722)	(2,669)
Translation differences	79			79
On 31 December 2021	**12,500**	**374**	**3,569**	**16,444**
Depreciations	4,421	134	3,141	7,696
Sales and disposals	(2,602)	(156)	(1,235)	(3,993)
Translation differences	105		(2)	103
On 31 December 2022	**14,424**	**352**	**5,473**	**20,250**
Carrying amount				
On 31 December 2021	**24,961**	**219**	**6,615**	**31,794**
On 31 December 2022	**20,410**	**85**	**7,032**	**27,526**

Carrying amount

	31 December	
(thousands of €)	2022	2021
Property, plant and equipment fully owned	126,726	105,718
Right-of-use	27,526	31,794
Total property, plant and equipment	**154,252**	**137,512**

There are no pledged items of property, plant and equipment. There are also no restrictions in use on any items of property, plant and equipment.

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15. Other non-current assets

Other non-current assets consisted of non-current restricted cash and other non-current assets.

	31 December	
(thousands of €)	2022	2021
Non-current restricted cash	4,569	1,425
Other non-current assets	1,209	1,048
Total other non-current assets	**5,778**	**2,473**

Restricted cash on 31 December 2022 was composed of bank guarantees on real estate lease obligations for €1.8 million as well as bid and performance bonds of €2.5 million and bank guarantees on import duties of €0.3 million.

16. Research and development incentives receivables

The table below illustrates the R&D incentives receivables related captions in the balance sheet as at 31 December 2022, and 2021.

	31 December	
(thousands of €)	2022	2021
Non-current R&D incentives receivables	119,941	127,186
Current R&D incentives receivables	26,126	16,827
Total R&D incentives receivables	**146,067**	**144,013**

The increase in R&D incentives receivables is explained by additional R&D incentives reported in 2022 for €28.7 million (€11.4 million related to French incentives and €17.3 million related to Belgian incentives), by the release of discounting profit of €0.1 million, partly offset by the setup of tax provisions in France and Belgium for respectively €0.2 million and €0.2 million and decreased by the payments received in 2022 related to French and Belgian incentives amounting to respectively €10.2 million and €16.1 million. The R&D tax incentives receivables are future expected refunds or tax deductions resulting from tax incentives on research and development expenses in France and Belgium. Non-current R&D incentives receivables are reported at their net present value and are therefore discounted over the period until maturity date.

The table below provides detailed information on the maturity of the non-current R&D incentives receivables reported in our balance sheet on 31 December 2022.

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	31 December 2022					
	Maturity date					
(thousands of €)	2024	2025	2026	2027	2028 – 2030	Total
French non-current R&D incentives receivables - discounted value	11,713	11,495	11,207			34,415
Belgian non-current R&D incentives receivables - discounted value	16,805	18,604	19,443	13,908	16,767	85,526
Total non-current R&D incentives receivables - discounted value	**28,518**	**30,099**	**30,650**	**13,908**	**16,767**	**119,941**

17. Inventories

The following table provides an overview of our inventories by type of inventory:

	31 December	
(thousands of €)	2022	2021
Raw materials	39,071	14,351
Semi-finished products	5,791	1,376
Finished products	8,063	4,842
Total inventories	**52,925**	**20,569**

The cost of inventories, which is recognized as an expense and included in the "cost of sales" line, amounted to €12.1 million for the year ended 31 December 2022. Finished goods at 31 December 2022 consisted in full out of Jyseleca® finished products.

18. Trade and other receivables and other current assets

	31 December	
(thousands of €)	2022	2021
Trade receivables	28,194	91,786
Prepayments	488	202
Other receivables	11,747	19,349
Trade and other receivables	**40,429**	**111,337**
Accrued income	11,277	639
Deferred charges	12,029	9,306
Other current assets	**23,307**	**9,945**
Total trade and other receivables & other current assets	**63,735**	**121,282**

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FINANCIAL STATEMENTS

Trade and other receivables decreased primarily due to the outstanding receivables as at 31 December 2021 of €50.0 million on Gilead related to the additional payments in the scope of the renegotiated agreement of December 2020 for filgotinib, and of €12.6 million ($15 million) on Gilead following the agreement for the take-over by us of the DIVERSITY clinical trial, which were both paid in 2022. We refer to note 2 Summary of significant transaction for more details.

We consider that the carrying amount of trade and other receivables approximates their fair value.

The other current assets mainly included accrued interest income and deferred charges.

On 31 December 2022, we did not have any provision for expected credit losses.

19. Current financial investments

	31 December	
(thousands of €)	2022	2021
Money market funds	1,292,514	1,317,460
Treasury bills	749,835	877,349
Term deposits	1,543,596	275,000
Total current financial investments	**3,585,945**	**2,469,809**

Term deposits refer to non-cancellable term deposits with a maturity exceeding three months from the acquisition date. Our portfolio of treasury bills contains only AAA rated paper, issued by Germany. Our money market funds portfolio consists of AAA short-term money market funds with a diversified and highly rated underlying portfolio managed by established fund management companies with a proven track record leading to an insignificant risk of changes in value. The funds have an important daily liquidity and can be easily converted to cash.

On 31 December 2022, our current financial investments included $809.6 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. This effect is embedded in the net exchange differences (exchange difference on term deposits) and in the fair value result of current financial investments (exchange difference on money market funds) in our consolidated income statement.

We refer to note 34 for more information on our current financial investments and to note 9 for more details about the fair value re-remeasurements and currency exchange gains or losses recognized in our income statement.

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20. Cash and cash equivalents

	31 December	
(thousands of €)	2022	2021
Cash at banks	458,117	1,225,860
Term deposits	50,000	1,007,508
Total cash and cash equivalents	**508,117**	**2,233,368**

Cash and cash equivalents may comprise cash at banks, bank deposits and money market funds that are readily convertible to cash and are subject to an insignificant risk of changes in value. Cash and cash equivalents on 31 December 2022 comprised €50.0 million of term deposits which all had an original maturity longer than 3 months but are readily convertible to cash without a significant penalty. All cash and cash equivalents are available upon maximum three month notice period and without significant penalty. Cash at banks were mainly composed of notice accounts and current accounts. Our credit risk is mitigated by selecting a panel of highly rated financial institutions for our deposits.

On 31 December 2022, our cash and cash equivalents included $97.3 million held in USD, which could generate a foreign currency exchange gain or loss in our financial results in accordance with the fluctuation of the EUR/USD exchange rate as our functional currency is EUR. We refer to **note 9** for more details about the currency exchange gains or losses recognized in our consolidated income statement.

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FINANCIAL STATEMENTS

21. Share capital

The share capital of Galapagos NV, as set forth in the articles of association, reconciles to 'share capital' on the balance sheet as follows:

	31 December	
(thousands of €)	2022	2021
On 1 January	292,075	291,312
Share capital increase	1,530	763
Costs of capital increase	-	-
Share capital on 31 December	293,604	292,075
Aggregate share capital	356,112	354,582
Costs of capital increase (accumulated)	(62,507)	(62,507)
Share capital on 31 December	293,604	292,075

Costs of capital increases are netted against the proceeds of capital increases, in accordance with IAS 32 Financial instruments: disclosure and presentation.

History of share capital

The history of the share capital of Galapagos NV between 1 January 2021 and 31 December 2022 is as follows:

Date	Share capital increase due to exercise subscription rights (in thousands €)	Number of shares issued (in thousands of shares)	Aggregate number of shares after transaction (in thousands of shares)	Aggregate share capital after transaction (in thousands €)
1 January 2021			65,412	353,819
19 March 2021	540	100		
7 June 2021	59	11		
20 September 2021	41	8		
3 December 2021	123	23		
31 December 2021			65,553	354,582
1 January 2022			65,553	354,582
18 March 2022	517	96		
20 June 2022	434	80		
27 September 2022	579	107		
31 December 2022			65,836	356,112

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FINANCIAL STATEMENTS

On 31 December 2022, Galapagos NV's share capital amounted to €356,112 thousand, represented by 65,835,511 shares. All shares were issued, fully paid up and of the same class.

All of the share issuances listed above were for cash consideration.

The below table summarizes our capital increases for the years 2022 and 2021.

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On 1 January 2021	65,411,767	291,312	2,727,840	3,019,153		
19 March 2021: exercise of subscription rights	99,814	540	1,718	2,258	22.62	68.48
7 June 2021: exercise of subscription rights	10,940	59	266	325	29.73	61.78
20 September 2021: exercise of subscription rights	7,600	41	111	152	19.97	46.93
3 December 2021: exercise of subscription rights	22,600	123	456	579	25.61	41.72
On 31 December 2021	65,552,721	292,075	2,730,391	3,022,467		

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FINANCIAL STATEMENTS

(thousands of €, except share data)	Number of shares	Share capital	Share premium	Share capital and share premium	Average exercise price subscription rights (in €/subscription right)	Closing share price on date of capital increase (in €/share)
On 1 January 2022	65,552,721	292,075	2,730,391	3,022,467		
18 March 2022: exercise of subscription rights	95,500	517	1,643	2,160	22.61	57.38
20 June 2022: exercise of subscription rights	80,290	434	1,025	1,460	18.18	53.52
27 September 2022: exercise of subscription rights	107,000	579	2,497	3,076	28.75	44.49
On 31 December 2022	65,835,511	293,604	2,735,557	3,029,162		

The Board of Directors is authorized for a period of five years starting from the date of publication in the Annexes to the Belgian State Gazette of the shareholders' resolution that granted the renewed authorization to increase the share capital of Galapagos NV within the framework of the authorized capital through contributions in kind or in cash, with limitation or cancellation of the shareholders' preferential subscription rights. Said authorization can be renewed. The authorized capital of Galapagos NV consists of two parts:

- A general authorization for capital increases up to 20% of the share capital at the time of convening the Shareholders' Meeting of 22 October 2019 (i.e. €67,022,402.04) was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, which occurred on 13 November 2019. This general authorization will expire on 12 November 2024.
- A specific authorization for capital increases of more than 20% and up to 33% of the share capital at the time of the convening of the Shareholders' Meeting of 25 April 2017 (i.e. €82,561,764.93), was renewed and is valid for a period of five years from the date of publication of such renewal in the Annexes to the Belgian State Gazette, which occurred on 31 May 2017. This specific part of the authorized capital can, however, only be used in a number of specific circumstances and upon a resolution of the Board of Directors that all independent members of the Board of Directors (within the meaning of article 7:87 of the Belgian Companies Code and 2020 Code) approve. The Board of Directors is currently not authorized to increase the share capital after notification by the FSMA (Financial Services and Markets Authority) of a public takeover bid on Galapagos NV's shares. The specific authorization expired on 30 May 2022.

As of 31 December 2022, an amount of €24,889,284.17 still remained available under the general part of the authorized capital.

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FINANCIAL STATEMENTS

22. Deferred tax

	31 December	
(thousands of €)	2022	2021
Recognized deferred tax assets and liabilities		
Assets	**1,363**	4,032
Liabilities	**20,148**	-
Deferred tax assets unrecognized	**460,102**	408,892
Deferred taxes in the consolidated income statement	**1,227**	(404)
Tax benefit arising from previously unrecognized tax assets used to reduce deferred tax expense (+)	1,677	1,411
Deferred tax benefit/expenses (-) relating to temporary differences	1,899	(629)
Deferred tax expenses relating to use or derecognition of previously recognized deferred tax assets	(2,348)	(1,185)

Following table shows the movements in deferred tax assets and deferred tax liabilities:

(thousands of €)	Intangible assets other than goodwill	Retirement benefit liabilities	Tax loss carryforward	Other	Total
On 1 January 2021		**1,440**	**2,907**	**127**	**4,475**
Credited/charged (-) to profit or loss		(623)	226	(7)	(404)
Charged to other comprehensive income/loss (-)		(74)			(74)
Translation differences		33		2	35
On 31 December 2021	**-**	**776**	**3,133**	**122**	**4,032**
Impact of acquisitions of businesses	(23,265)				(23,265)
Credited/charged (-) to profit or loss	2,842	17	(1,797)	165	1,227
Reclassifications	275		(275)		-
Charged to other comprehensive income/loss (-)		(795)			(795)
Translation differences		22		(6)	16
On 31 December 2022	**(20,148)**	**19**	**1,061**	**281**	**(18,785)**

The consolidated tax losses, innovation income deduction, dividend received deduction and investment deduction carried forward and the deductible temporary differences on 31 December 2022 amounted in total to €1,882.5 million (2021: €1,653.7 million), €2.7 million were related to tax losses with expiry date between 2028 and 2034.

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FINANCIAL STATEMENTS

The available tax losses carried forward that can be offset against possible future taxable profits amounted to €883.6 million on 31 December 2022 (€635.6 million on 31 December 2021) and can be carried forward for an indefinite period except for an amount of €2.7 million in the United States with expiry date between 2028 and 2034. On 31 December 2022, the available tax losses carried forward in Galapagos NV (Belgium) amounted to €769.9 million (2021: €556.9 million). In addition to the latter, Galapagos NV (Belgium) also benefits from the Belgian innovation income deduction regime which led to report, on 31 December 2022, a carried forward tax deduction amounting to €346.2 million (2021: €301.3 million) that can also be offset against possible future taxable results. In addition, Galapagos NV (Belgium) also has available investment deduction carried forward of €1 million (2021: €1 million) and dividend received deduction carried forward of €18.7 million (2021: €8.2 million) that can be offset against possible future taxable profits. There is no limit in time for the innovation income deduction, the dividend received deduction and investment deduction carried forward.

With the exception of 2019, we have a history of losses. We forecast to continue incurring taxable losses in the foreseeable future as we continue to invest in clinical and preclinical development programs and discovery platforms. Consequently, no deferred tax asset was recognized as at 31 December 2022, except for one subsidiary operating on a cost plus basis, for which a deferred tax asset was recognized for €1.1 million (2021: €4.0 million, for two subsidiaries).

Net deferred tax liabilities were initially calculated based on the fair value of the intangible assets identified from the acquisition of CellPoint and AboundBio, adjusted by considering the related recognizable deferred tax assets. We refer to note 26 for more information on the purchase price allocation of the business combinations.

23. Lease liabilities

	Lease payments		Present value of lease payments	
	31 December		31 December	
(thousands of €)	2022	2021	2022	2021
Lease liabilities				
Within one year	7,507	7,557	7,209	7,204
In the second to fifth years inclusive	14,401	18,873	14,100	18,381
After five years	609	1,291	592	1,274
	22,517	**27,720**	**21,901**	**26,859**
Less future finance charges	616	861		
Present value of lease obligation	**21,901**	**26,859**		
Less amount due for settlement within 12 months			7,209	7,204
Amount due for settlement after 12 months			**14,692**	**19,655**

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FINANCIAL STATEMENTS

24. Trade and other liabilities and other non-current liabilities

	31 December	
(thousands of €)	2022	2021
Trade and other liabilities	133,298	134,304
Current contingent consideration related to milestones CellPoint	8,485	-
Current deferred consideration payable CellPoint	6,222	-
Current financial instruments	19	204
Accrued charges	651	3,114
Total trade and other liabilities	**148,675**	**137,622**
Non-current contingent consideration related to milestones CellPoint	13,582	-
Other non-current liabilities	8,226	7,135
Total other non-current liabilities	**21,808**	**7,135**

The increase in both trade and other liabilities and other non-current liabilities can be largely explained by contingent and deferred considerations payable related to the acquisition of CellPoint, recorded in 2022.

The contingent consideration arrangement relating to the acquisition of CellPoint requires us to pay the former owners of CellPoint additional considerations up to €100.0 million. This amount is due when certain sequential development (€20.0 million), regulatory (€30.0 million) and sales-based (€50.0 million) milestones would be achieved. Total fair value at acquisition date of these milestones amounted to €20.2 million.

The fair value measurement is based on significant inputs that are not observable in the market, which are classified as Level 3 inputs. Key assumptions in the valuation at 31 December 2022 include a discount rate of 12.5%, an appropriate probability of success of reaching these milestones and expected timing of these milestones. A change in probabilities of success of each milestone by 5 percentage points would result in a change of €3.1 million in the total contingent consideration liability on 31 December 2022.

As per 31 December 2022 no change was made to the key assumptions. The only impact that was recognized compared to the date of acquisition is the discounting effect. This is recognized on the line "other financial expenses".

Of the total contingent consideration liability at 31 December 2022, €8.5 million is expected to be paid within one year and therefore presented on the line "trade and other liabilities" in our statement of financial position. The long-term portion, amounting to €13.6 million, is presented on the line "other non-current liabilities".

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FINANCIAL STATEMENTS

25. Deferred income

The movement in the non-current and current deferred income is detailed in the table below.

(thousands of €)	Total	Gilead collaboration agreement for filgotinib	Gilead collaboration agreement for drug discovery platform[1]	Other deferred income
On 1 January 2021	**2,809,133**	**818,654**	**1,990,412**	**67**
Upfront consideration	12,643	12,643		
Significant financing component[2]	9,289	9,289		
Revenue recognition of upfront	(433,884)	(203,301)	(230,582)	
Revenue recognition of milestones	(32,408)	(32,408)		
Other movements	(67)			(67)
On 31 December 2021	**2,364,701**	**604,875**	**1,759,828**	**-**
Milestones achieved	18,238	18,238		
Significant financing component[2]	7,672	7,672		
Revenue recognition of upfront	(370,078)	(139,655)	(230,423)	
Revenue recognition of milestones	(34,777)	(34,777)		
Other movements	3,474			3,474
On 31 December 2022	**1,989,230**	**456,352**	**1,529,405**	**3,474**

(1) The upfront received and the outstanding balance at 31 December 2022 and at 31 December 2021 comprise the issuance liabilities for the warrants and the upfront payment allocated to the drug discovery platform.

(2) With regard to the additional consideration received for the extended cost sharing for filgotinib, we assume the existence of a significant financing component reflecting the time value of money on the estimated recognition period.

We refer to **note 6** for a detail of the allocation of the transaction price of our collaboration with Gilead.

26. Business combinations during the period

On 21 June 2022 we acquired, in an all-cash transaction, 100% of the shares and voting interests of CellPoint for a total agreed payment at completion of €125 million, including consideration for other liabilities associated with the transaction amounting to €10.3 million. Additional contingent consideration up to €100.0 million is due when certain milestones would be achieved.

On the same date we acquired all of the outstanding capital of AboundBio, for a total agreed price of $14 million, including consideration for other liabilities associated with the transaction.

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The main reason for these acquisitions is to position ourselves in the next-generation cancer therapy market and to significantly broaden our portfolio and capabilities. As a result of these acquisitions, we gain access to an innovative, scalable, decentralized and automated point-of-care cell therapy supply model as well as a next-generation fully human antibody-based therapeutics platform. Combined and supported by us as a fully integrated biopharma, they have the potential to disrupt the CAR-T treatment paradigm. The goal is to expand the current market for CAR-T therapies and have an important impact on patients in need of additional and improved treatment options.

At the time of approval for issuance of these consolidated financial statements, our initial accounting for the business combinations, including the purchase price allocation, has been completed.

Details of the fair value of identifiable assets and liabilities acquired in both transactions, the purchase consideration, the goodwill at the acquisition date and the net cash outflow arising on acquisition are as follows:

	21 June 2022						
	CellPoint			AboundBio			Total
(thousands of €)	Book value	Adjustment	Fair value	Book value	Adjustment	Fair value	
Intangible assets other than goodwill	-	120,517	120,517	-	4,053	4,053	
Property, plant and equipment	1,289		1,289	965		965	
Other non-current assets	81		81	4		4	
Trade and other receivables	162		162	-		-	
Cash and cash equivalents	3,179		3,179	4,279		4,279	
Other current assets	1,254		1,254	536		536	
Deferred tax liabilities	-	(22,368)	(22,368)	-	(907)	(907)	
Trade and other liabilities	(32,789)		(32,789)	(587)		(587)	
Current deferred income	-		-	(474)		(474)	
Net assets acquired	**(26,824)**	**98,149**	**71,325**	**4,723**	**3,146**	**7,869**	
Consideration paid in cash			107,750			14,976	
Fair value re-measurement of previously held equity investment						342	
Deferred consideration			5,808			-	
Fair value of contingent consideration			20,211			-	
Fair value of total consideration			**133,769**			**15,318**	

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FINANCIAL STATEMENTS

	21 June 2022		
	CellPoint	AboundBio	Total
Goodwill	62,444	7,449	
Exchange differences on goodwill		(80)	
Goodwill in the balance sheet	62,444	7,369	69,813
Net cash outflow arising on acquisition			
Consideration paid in cash	107,750	14,976	
Less: cash and cash equivalents balances acquired	(3,179)	(4,279)	
Cash out from acquisition of subsidiaries, net of cash acquired	104,571	10,698	115,270
Cash used in operating activities for other liabilities related to the acquisition of subsidiaries	28,164		28,164

As part of the acquisitions, we identified the following acquired intangible assets:

- IPR&D: in-process research and development related to two CD19 CAR-T product candidates in Phase 1/2a clinical studies. The fair value at acquisition date (€28.2 million) was based on the relief from royalty method.
- Exclusive rights: through the acquisition of CellPoint we acquired on the one hand a collaboration agreement between CellPoint and Lonza providing the exclusive right to use the automated Lonza Cocoon® Platform in the development and commercialization of CAR-T cell products, and secondly, a collaboration agreement between CellPoint and Hypertrust providing exclusivity to use the jointly developed XCellit software for workflow management and monitoring for the manufacturing of the CAR-T cells using the Lonza Cocoon® Platform. The fair values at acquisition date amounted to €89.7 million and €2.6 million respectively. A with and without method was retained to value the exclusivity with Lonza and the XCellit software was valued based on the applicable royalty rate in the contract.
- Technology: through the acquisition of AboundBio, we acquired a fully human antibody-based therapeutics platform which was valued at €4.1 million at the time of acquisition.

We assessed that the carrying value of all other acquired assets and assumed liabilities approximate their fair value at acquisition date.

The goodwill arising from both transactions totaling €69.8 million is attributable to buyer specific synergies, the value of the assembled workforce and the accounting for net deferred

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FINANCIAL STATEMENTS tax liabilities for a total amount of €23.3 million, consisting of deferred tax liabilities on the acquired intangible assets of €32.3 million less recognized deferred tax assets of €9.0 million. The acquisition costs related to both transactions were considered not to be material and were recognized in our consolidated income statement on the line “general & administrative expenses”. Sincetheacquisitiondate,therehasnotbeenamaterialcontributionbybothacquired companiestototalrevenuesandtotalresult,norweretheremajorexpensespriortothe acquisitions, except for expenses directly linked to the acquisitions. 213 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS 27. Discontinued operations On23November2020wesignedasharepurchaseagreementwithSelvitaS.A.inrelation to the disposal of Fidelta d.o.o. (our previous fee-for-service segment). The transaction was completed on 4January2021 for a total consideration of €37.1 million. Fidelta will continue performing drug discovery services for us for the next three years for which we have purchase commitments for an aggregate amount of €12.2 millionon 31December2022. Disposal of Fidelta Consideration received (thousands of €) Cash received 37,080 Total consideration received 37,080 Analysis of assets and liabilities over which control was lost (thousands of €) 4 January 2021 Intangible assets 21 Property, plant and equipment 10,050 Other non-current assets 160 Trade and other receivables 4,428 Cash and cash equivalents 7,884 Other current assets 863 Total assets 23,406 Non-current lease liabilities 4,115 Other non-current liabilities 70 Trade and other liabilities 4,479 Current lease liabilities 727 Current tax payable 356 Total liabilities 9,747 Net assets disposed of 13,658 214 Galapagos NV Annual Report 2022

FINANCIAL STATEMENTS Gain on disposal (thousandsof€) Cash received 37,080 Net assets disposed of (13,658) Effect of cumulative translation adjustments reclassified from equity on loss of control (731) Costs associated to the sale (500) Gain on disposal 22,191 Net cash proceeds from disposal of Fidelta (thousands of €) Cash received 37,080 Less: cash and cash equivalents balances disposed of (7,884) Total consideration received, net of cash disposed of 29,196 Costs associated to the sale (500) Cash in from disposal of subsidiaries, net of cash disposed of 28,696 Result from discontinued operations Year ended 31 (thousandsof€, except share and per share data) December 2021 Gain on sale of subsidiaries 22,191 Operating profit 22,191 Profit before tax 22,191 Net profit 22,191 Basic and diluted income per share from discontinued operations 0.34 Weighted average number of shares—Basic(in thousands of shares) 65,500 Weighted average number of shares—Diluted(in thousands of shares) 65,831 Cash flow from discontinued operations Year ended 31 December (thousandsof€) 2022 2021 Net cash flow generated from investing activities—28,696 Net cash flow from discontinued operations—28,696 215 Galapagos NV Annual Report 2022

Galápagos
FINANCIAL STATEMENTS

28. Note to the cash flow statement

	31 December	
(thousands of €)	2022	2021
Adjustment for non-cash transactions		
Depreciation and impairment	65,566	34,636
Share-based compensation expenses	88,506	70,726
Increase/decrease (-) in retirement benefit obligations and provisions	136	(2,347)
Unrealized exchange gains and non-cash other financial result	(41,970)	(57,073)
Discounting effect of non-current deferred income	7,672	9,289
Discounting effect of other non-current liabilities	2,271	-
Fair value re-measurement of warrants	(186)	(2,960)
Net change in (fair) value of current financial investments	(6,929)	(119)
Fair value adjustment financial assets held at fair value through profit or loss	-	4,919
Other non-cash expenses	2,229	648
Total adjustment for non-cash transactions	**117,296**	**57,718**
Adjustment for items to disclose separately under operating cash flow		
Interest expense	6,967	11,656
Interest income	(14,344)	(2,853)
Tax expense	2,844	2,423
Total adjustment for items to disclose separately under operating cash flow	**(4,533)**	**11,227**
Adjustment for items to disclose under investing and financing cash flows		
Gain on sale of subsidiaries	-	(22,191)
Gain on sale of fixed assets	(23)	-
Realized exchange gain on sale of current financial investments	-	(6,645)
Interest income on current financial assets	(3,766)	(12)
Total adjustment for items to disclose separately under investing and financing cash flow	**(3,789)**	**(28,847)**
Change in working capital other than deferred income		
Increase in inventories	(34,588)	(21,168)
Decrease in receivables	68,984	79,859
Decrease in liabilities	(2,083)	(35,353)
Total change in working capital other than deferred income	**32,313**	**23,337**

As the increase in trade and other liabilities and other non-current liabilities in the balance sheet was mainly related to the acquisition of Cellpoint, we show a decrease in liabilities in the annex to the cash flow statement.

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29. Off-balance sheet arrangements

Contractual obligations and commitments

On 31 December 2022, we had outstanding obligations for future purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase commitments	**398,627**	240,237	136,560	20,797	1,032

On 31 December 2021, we had outstanding obligations for future purchase commitments, which become due as follows:

(thousands of €)	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Purchase commitments	**369,937**	212,065	105,947	46,426	5,499

In addition to the tables above, we have a contractual cost sharing obligation related to our collaboration agreement with Gilead for filgotinib. This amounted to €281.6 million on 31 December 2022 (€369.9 million at 31 December 2021), for which we have purchase commitments of €217.3 million at 31 December 2022 (€169.6 million at 31 December 2021) reflected in the tables above.

30. Contingent assets and liabilities

On 4 January 2021, we closed the sale of our Croatian subsidiary Fidelta. Selvita acquired 100% of the outstanding shares in Fidelta for a total consideration of €37.1 million. In accordance with common practice, we gave customary representations and warranties which are capped and limited in time.

31. Share based payments

Subscription right plans

Presented below is a summary of subscription right activities for the reported periods. Various subscription right plans were approved for the benefit of our employees, for members of the Board of Directors and Executive Committee, and independent consultants of Galapagos NV.

The subscription rights offered to members of the Board of Directors vest over a period of 36 months at a rate of 1/36th per month. Effective 1 January 2020, we no longer grant subscription rights to members of the Board of Directors (non-executive directors), taking into account the stricter rules of the Belgian Companies Code.

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Subscription rights issued and accepted before 2021 cannot be exercised before the end of the third calendar year following the year of the grant. In the event of a change of control over Galapagos NV, all outstanding subscription rights vest immediately and will be immediately exercisable.

Subscription rights under Subscription Right Plan 2021 BE cannot be exercised before the end of the third calendar year following the year of the grant. Subscription rights under Subscription Right Plan 2021 RMV and Subscription Right Plan 2021 ROW vest in instalments: with 25% of each grant being exercisable as of 1 January, 2022, 25% as of 1 January, 2023 and 50% (the remainder) as of 1 January, 2024.

During 2022, the Board of Directors issued subscription rights under several Subscription Right Plans:

- On 13 January 2022, the Board of Directors (formerly the Supervisory Board) issued 30,000 subscription rights (after acceptance by the beneficiary) within the framework of the authorized capital, for the benefit of a member of the personnel of the group under Subscription Right Plan 2022 (A). Subscription rights granted under Subscription Right Plan 2022 (A) vest in instalments: with 25% as of 1 January 2023, 25% as of 1 January 2024 and 50% (the remainder) as of 1 January 2025.
- On 26 January 2022, the Board of Directors (formerly the Supervisory Board) issued 1,000,000 subscription rights (after acceptance by the beneficiary) within the framework of the authorized capital, for the benefit of a member of the personnel of the group under Subscription Right Plan 2022 (B). Subscription rights granted under Subscription Right Plan 2022 (B) will in principle not vest prior to 1 January 2026.
- On 6 May 2022, the Board of Directors issued 2,091,239 subscription rights (after acceptance by the beneficiaries) within the framework of the authorized capital, for the benefit of the Executive Committee members and employees of the group under Subscription Right Plan 2022 BE, Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW. Subscription rights granted under Subscription Right Plan 2022 BE will in principle not vest prior to 1 January 2026 and subscription rights granted under Subscription Right Plan 2022 RMV and Subscription Right Plan 2022 ROW vest in instalments: with 25% of each grant as of 1 January 2024, 25% as of 1 January 2025 and 50% (the remainder) as of 1 January 2026.

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The table below sets forth a summary of subscription rights outstanding and exercisable on 31 December 2022, per subscription right plan:

Subscription right plan	Allocation date	Expiry date	Exercise price (€)	Outstanding at 1 January 2022	Granted during the year	Exercised during the year	Forfeited during the year	Expired during the year	Outstanding at 31 December 2022	Exercisable at 31 December 2022
2014	25.07.2014	24.07.2022	14.54	127,540		(127,540)			-	-
2015	30.04.2015	29.04.2023	28.75	199,223		(136,000)			63,223	63,223
2015 (B)	22.12.2015	21.12.2023	49.00	256,500		(15,000)			241,500	241,500
2015 RMV	22.12.2015	21.12.2023	49.00	35,000					35,000	35,000
2016	01.06.2016	31.05.2024	46.10	330,750		(4,250)	(1,000)		325,500	325,500
2016 RMV	01.06.2016	31.05.2024	46.10	69,000					69,000	69,000
2016 (B)	20.01.2017	19.01.2025	62.50	10,000					10,000	10,000
2017	17.05.2017	16.05.2025	80.57	595,500			(5,500)		590,000	590,000
2017 RMV	17.05.2017	16.05.2025	80.57	127,500					127,500	127,500
2018	19.04.2018	18.04.2026	79.88	1,005,995			(31,000)		974,995	974,995
2018 RMV	19.04.2018	18.04.2026	79.88	137,500					137,500	137,500
2019	10.04.2019	09.04.2027	95.11	1,300,840			(83,850)		1,216,990	
2019 RMV	10.04.2019	09.04.2027	95.11	190,500			(4,500)		186,000	
2020	17.04.2020	16.04.2028	168.42	1,617,928			(159,684)		1,458,244	
2020 RMV	17.04.2020	16.04.2028	168.42	227,475			(18,400)		209,075	
2021BE	30.04.2021	29.04.2029	64.76	1,084,036			(42,888)		1,041,148	
2021RMV	30.04.2021	29.04.2029	64.76	282,550			(24,850)		257,700	
2021ROW	30.04.2021	29.04.2029	64.76	982,000			(198,625)		783,375	
2022 (A)	13.01.2022	12.01.2030	46.18		30,000				30,000	
2022 (B)	26.01.2022	25.01.2030	50.00		1,000,000				1,000,000	
2022BE	06.05.2022	05.05.2030	57.46		839,400		(7,858)		831,542	
2022BE	05.08.2022	04.08.2030	51.58		72,000				72,000	
2022RMV	06.05.2022	05.05.2030	57.46		244,389		(1,675)		242,714	
2022ROW	06.05.2022	05.05.2030	57.46		875,450		(27,600)		847,850	
2022ROW	05.08.2022	04.08.2030	51.58		60,000				60,000	
Total				**8,579,837**	**3,121,239**	**(282,790)**	**(607,430)**	**-**	**10,810,856**	**2,574,218**

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	Subscription rights	Weighted average exercise price (€)
Outstanding on 31 December, 2020	**6,929,111**	**103.95**
Exercisable on 31 December, 2020	1,168,967	37.84
Granted during the year	2,493,433	64.76
Forfeited during the year	(701,753)	118.53
Exercised during the year	(140,954)	23.51
Expired during the year	-	-
Outstanding on 31 December, 2021	**8,579,837**	**92.69**
Exercisable on 31 December, 2021	1,751,013	56.64
Granted during the year	3,121,239	54.71
Forfeited during the year	(607,430)	100.00
Exercised during the year	(282,790)	23.68
Expired during the year	-	-
Outstanding on 31 December, 2022	**10,810,856**	**83.12**
Exercisable on 31 December, 2022	2,574,218	70.26

The table below sets forth the inputs into the valuation of the subscription rights.

	2022 (A)	2022 (B)	2022BE	2022RMV/ ROW	2022BE/ 2022ROW	2021BE	2021RMV/ ROW
	13 January 2022	26 January 2022	6 May 2022	6 May 2022	6 August 2022	30 April 2021	30 April 2021
Exercise Price (€)	46.18	50.00	57.46	57.46	51.58	64.76	64.76
Weighted average share price at acceptance date (€)	46.21	56.67	51.64	51.64	44.55	61.10	61.10
Weighted average fair value on the acceptance date (€)	16.10	24.53	20.73	18.92	17.07	22.72	20.68
Weighted average estimated volatility (%)	41.80	40.80	42.59	42.65	41.75	40.73	40.61
Weighted average expected life of the subscription right (years)	4.72	5.95	6.37	5.36	5.68	6.43	5.36
Weighted average risk free rate (%)	(0.13)	0.67	1.33	1.26	2.70	(0.21)	(0.29)
Expected dividends	None	None	None	None	None	None	None

The exercise price of the subscription rights is determined pursuant to the applicable provisions of the Belgian Law of 26 March 1999.

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The weighted average estimated volatility is calculated on the basis of the implied volatility of the share price over the weighted average expected life of the subscription rights.

The weighted average expected life of the subscription right is calculated as the estimated duration until exercise, taking into account the specific features of the plans.

Our share-based compensation expense in 2022 in relation to subscription right plans amounted to €88,506 thousand (2021: €70,726 thousand).

The following table provides an overview of the outstanding subscription rights per category of subscription right holders on 31 December 2022 and 31 December 2021:

	31 December	
Category	**2022**	**2021**
Members of the Board of Directors	75,000	157,560
Executive Committee members	1,864,000	1,965,000
Personnel	8,871,856	6,457,277
Total subscription rights outstanding	**10,810,856**	**8,579,837**

The outstanding subscription rights at the end of the accounting period have a weighted average exercise price of €83.12 (2021: €92.69) and a weighted average remaining life of 1,913 days (2021: 1,955 days).

Restricted stock units (RSUs)

Each RSU represents the right to receive, at Galapagos' discretion, one Galapagos share or a payment in cash of an amount equivalent to the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the relevant vesting date, in accordance with the terms and conditions of the relevant RSU program.

We currently have the following RSU programs:

Plan 2020.I, Plan 2021.I and Plan 2022.I: these plans are intended to provide a long-term incentive to certain of our employees and Executive Committee members and, as of 2020, replace the deferred portion of the bonus under the former Senior Management Bonus Scheme;

Plan 2019.II, Plan 2020.II, Plan 2021.II, Plan 2021.IV and Plan 2022.II: these plans are designed with the aim to retain a specific group of our key employees and Executive Committee members whose retention is considered so important for our future performance that an additional incentive is desirable. The beneficiaries are nominated by the Remuneration committee and the Board of Directors approves this list of beneficiaries. The four-year vesting period is designed to be aligned with long-term shareholder interests;

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Plan 2019.I: this plan was granted at the discretion of the Board of Directors;

Plan 2019.III: this exceptional RSU grant took place in 2019 under an RSU Transaction Bonus Plan for the successful closing of the Gilead transaction;

Plan 2021.III and Plan 2022.III: these plans are intended to compensate employees who transferred from Gilead to us in the framework of the transfer of European commercialization rights, for the long-term incentive plans within Gilead under which unvested RSU awards lapse upon transfer out of the Gilead group. These employees received a one-time RSU grant from us.

The main characteristics of all these plans are as follows:

- the RSUs are offered for no consideration;
- generally four-year vesting period, with 25% vesting each year, except for some plans or some beneficiaries for which the RSUs will all vest at the same time three years after the offer date (bullet vesting); vest 50% after two years and 50% after three years or vest over three years with 34% vesting the first year and 33% in each of the remaining two years;
- payout will be in cash or shares, at Galapagos' discretion, it being understood that in respect of members of the Executive Committee, any vesting prior to the third anniversary of the offer date will always give rise to a payment in cash rather than a delivery of shares as an incentive;
- any unvested RSUs are forfeited upon termination of service before the vesting date.

The table below sets forth a summary of RSUs outstanding at 31 December 2022, per RSU plan:

RSU plan	Allocation date	Outstanding at 1 January 2022	Granted during the year	Forfeited during the year	Paid in cash during the year	Outstanding at 31 December 2022
Plan 2019.I	16.10.2019	28,000			(28,000)	-
Plan 2019.II	16.10.2019	42,504		(9,090)	(20,483)	12,931
Plan 2019.III	16.10.2019	30,460			(30,460)	-
Plan 2020.I	06.05.2020	32,527		(7,359)	(8,058)	17,110
Plan 2020.II	07.05.2020	41,968		(10,831)	(13,511)	17,626
Plan 2021.I.	05.05.2021	154,616		(27,146)	(34,870)	92,600
Plan 2021.II.	06.05.2021	40,620		(9,478)	(8,801)	22,341
Plan 2021.III.	03.06.2021-06.08.2021	38,175		(9,233)	(12,683)	16,259
Plan 2021.IV.	24.09.2021	248,933		(84,865)	(62,230)	101,838
Plan 2022.I.	03.05.2022		209,118	(14,480)		194,638
Plan 2022.II.	5.05.2022-5.08.2022		249,000			249,000
Plan 2022.III.	07.06.2022		12,155	(403)		11,752
Total		657,803	470,273	(172,885)	(219,096)	736,095

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(in number of RSUs)	31 December 2022	2021
Outstanding on 1 January	**657,803**	**313,596**
Granted during the year	470,273	511,518
Forfeited during the year	(172,885)	(74,873)
Paid in cash during the year	(219,096)	(92,438)
Outstanding on 31 December	**736,095**	**657,803**

The RSUs are measured based on the volume-weighted average price of the Galapagos share on Euronext Brussels over the 30-calendar day period preceding the reporting period and they are re-measured at each reporting date. We recognize the corresponding expense and liability over the vesting period. The total liability relating to outstanding RSUs on 31 December 2022 amounted to €12.9 million (2021: €11.3 million).

The following table provides an overview of the outstanding RSUs per category of RSU holders on 31 December 2022 and 31 December 2021.

Category (in number of RSUs)	31 December 2022	2021
Executive Committee members	332,038	384,340
Personnel	404,057	273,463
Total outstanding RSUs	**736,095**	**657,803**

32. Related parties

Relationship and transactions with entities with control of, or significant influence over, Galapagos

Gilead

Gilead exercises significant influence over Galapagos as from the equity subscription on 23 August 2019. As a result of the equity subscription we received a transparency notification from Gilead on 28 August 2019 confirming they held 22.04% of the then issued and outstanding shares of Galapagos.

By exercising Warrant A on 6 November 2019, Gilead increased its ownership in Galapagos to 25.10% of the then outstanding shares. Gilead further increased its ownership to 25.84% at 31 December 2019. Gilead's ownership then diluted to 25.49% at 31 December 2021 and to 25.38% at 31 December 2022, due to seven capital increases resulting from the exercise of subscription rights under employee subscription right plans in the course of 2021 (four capital increases) and 2022 (three capital increases).

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The presumption of significant influence is also confirmed by Gilead's right, for as long as it holds more than 20% of Galapagos' share capital, to appoint two investor Board designees to Galapagos' Board of Directors, out of a total of nine.

The following balances are outstanding at the end of the reporting period in relation to Gilead:

	31 December	
(thousands of €)	2022	2021
Relations with Gilead		
Trade and other receivables	7,877	88,246
Trade and other payables	-	11,580

The trade and other receivables on 31 December 2021 mainly contained €50 million of receivables related to the in 2020 modified collaboration for filgotinib, €12.6 million related to the transfer of the sponsorship and operational and financial responsibility of the ongoing DIVERSITY clinical trial from Gilead to us and €23.8 million of profit and cost sharing receivables relating to our collaboration for filgotinib. All these amounts were paid during 2022. The outstanding receivables on 31 December 2022 mainly relate to development cost sharing receivables relating to our collaboration for filgotinib (€5.0 million) and €2.6 million of receivables relating to royalties.

During 2022 we recognized in revenue €230.4 million (€230.6 million for the year ended 31 December 2021) relating to the performance obligation for the drug discovery platform and a total of €174.4 million (€235.7 million for the year ended 31 December 2021) representing the total impact on our revenues coming from the filgotinib performance obligation. The latter consists of upfront payments and milestone payments that were recognized in accordance with the percentage of completion of the underlying performance obligation.

Additionally, we recognized in 2022 royalty income for an amount of €10.7 million in relation to the commercialization of filgotinib (€3.8 million for the year ended 31 December 2021).

Furthermore, we recognized €0.4 million (€18.1 million for the year ended 31 December 2021) of cost reimbursements from Gilead related to the development of GLPG1690 as a decrease of the related expenses (on the line research and development expenditure). A net amount of €2.4 million (€81.3 million for the year ended 31 December 2021) relating to cross charges from and to Gilead relating to filgotinib was recognized as expense on the line research and development expenditure.

Finally, we recognized in 2022 €0.03 million as a deduction of sales and marketing expenses and €0.03 million as a research and development expenditure (compared to a deduction of €59.7 million of sales & marketing expenses and a deduction of €7.0 million of research & development expenditure for the year ended 31 December 2021) relating to our 50/50 profit/(cost) share mechanism with Gilead for direct sales of filgotinib in the shared territory and expenses incurred for the co-promotion activities for filgotinib.

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This profit/(cost) share mechanism for sales and marketing expenses came to an end beginning of 2022, which explains the variance compared to 2021.

We purchased raw materials, semi-finished products and finished products of Jyseleca® from Gilead for an amount of €13.5 million for the year ended 31 December 2022 (€24.9 million for the year ended 31 December 2021).

As at 31 December 2022 we have two outstanding performance obligations under IFRS 15 towards Gilead, which are the performance obligation related to our drug discovery platform and the performance obligation relating to filgotinib. This results in an outstanding deferred income balance of €1.5 billion for the drug discovery platform (including the warrant issuance liability relating to subsequent warrant B) and €456 million for the performance obligation relating to filgotinib.

A detailed explanation of our transactions with Gilead in 2022 and 2021 can be found in the section titled **Agreements with major Galapagos NV shareholders**. There are no other shareholders or other entities who, solely or jointly, control Galapagos or exercise significant influence over Galapagos.

Relationship and transactions with subsidiaries

Please see **note 33** for an overview of the consolidated companies of the group, which are all wholly-owned subsidiaries of Galapagos NV.

Relationship and transactions with key management personnel

Our key management personnel consists of the members of the Executive Committee and members of the Board of Directors. All amounts mentioned in this section are based on expenses recognized in the financial statements for the relevant financial year.

Remuneration of key management personnel

On 31 December 2022, our Executive Committee had four members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Mr. Bart Filius, Dr. Walid Abi-Saab and Mr. Michele Manto. They provide their services to us on a full-time basis. On 31 December 2022, our Board of Directors consisted of nine members: Stoffels IMC BV (permanently represented by Dr. Paul Stoffels), Dr. Raj Parekh, Dr. Mary Kerr, Mr. Peter Guenter, Mr. Daniel O'Day, Dr. Linda Higgins, Dr. Elisabeth Svanberg, Mr. Jérôme Contamine and Dr. Dan Baker.

At the Annual Shareholders' Meeting of 26 April 2022, the mandates of Howard Rowe and Katrine Bosley as members of the Board of Directors came to an end.

Effective from 1 January 2020, Galapagos no longer grants any subscription rights to members of the Board of Directors, taking into account the stricter rules of the Belgian Companies Code. Prior to 2020, Board members were granted subscription rights.

Effective from 26 April 2022, our new CEO, Stoffels IMC BV, permanently represented by Dr. Paul Stoffels, has been appointed as the Chairman of the Board of Directors

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of Galapagos. The CEO will only be remunerated for the performance of its executive functions as CEO and is not entitled to any additional remuneration for its mandates of Chairman of the Board of Directors or of any Committee.

Dr. Hoekema retired from Galapagos and was our Chief Business Officer and an Executive Committee member until 31 October 2022 and hence the table below for financial year 2022 contains disclosures on his remuneration until the aforementioned date.

Dr. Walid Abi-Saab departed Galapagos and was our Chief Medical Officer and an Executive Committee member until 31 December 2022; hence the table below for financial year 2022 contains disclosures on his remuneration.

Reference is made to the Remuneration Report, which discloses the remuneration awarded to each member of the Board of Directors and Executive Committee during 2022.

The remuneration package of the members of key management personnel comprises:

	Year ended 31 December	
Thousands of € (except for the number of subscription rights and RSUs)	2022	2021
Remuneration of key management personnel:		
Short-term benefits	3,444	4,264
Executive Committee members as a group[1]		
Gross salary	2,341	2,621
Cash bonus[2]	997	1,172
Other short-term benefits	106	471
Long-term benefits for Executive Committee members as a group[3]	-	-
Board fees and other short-term benefits for members of the Board of Directors		
Stoffels IMC BV (permanently represented by Dr. Paul Stoffels)		
Raj Parekh	165	220
Howard Rowe[4]	39	120
Katrine Bosley[4]	21	65
Mary Kerr	115	115
Peter Guenter	115	115
Jérôme Contamine[5]	102	
Dan Baker[5]	68	
Elizabeth Svanberg	115	115
Daniel O'Day[6]	-	-
Linda Higgins[6]	-	-

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FINANCIAL STATEMENTS

	Year ended 31 December	
Thousands of € (except for the number of subscription rights and RSUs)	2022	2021
Post-employment benefits[7]	240	399
Total benefits excluding subscription rights and RSUs	4,424	5,413
Severance payments[8]		802
Number of subscription rights granted in the year		
Executive Committee members as a group[1]	1,124,000	275,000
Onno van de Stolpe	-	85,000
Stofffels IMC BV (permanently represented by Dr. Paul Stoffels)	1,000,000	
Bart Filius	68,000	50,000
Piet Wigerinck	-	40,000
Andre Hoekema	-	30,000
Walid Abi-Saab	32,000	40,000
Michele Manto	24,000	30,000
Total number of subscription rights granted in the year	1,124,000	275,000
Total cost of subscription rights granted in the year under IFRS 2	27,010	5,629
Number of RSUs granted in the year[9]		
Onno van de Stolpe	-	63,830
Stofffels IMC BV (permanently represented by Dr. Paul Stoffels)	74,408	
Bart Filius	61,442	62,730
Piet Wigerinck	-	835
Andre Hoekema	-	51,433
Walid Abi-Saab	37,274	44,038
Michele Manto	27,354	31,694
Total number of RSUs granted in the year	200,478	254,657

(1) Dr. Wigerinck was a member of the Executive Committee (formerly Management Board) until 30 November 2021. His remuneration and benefits are included in the overview for the financial year 2021. Mr. Onno Van de Stolpe was our CEO and Executive Committee member until 31 March 2022, Dr Andre Hoekema was our CBO and Executive Committee member until 31 October 2022 and Dr. Walid Abi-Saab was our CMO and Executive Committee member until 31 December 2022. Their (prorated) remuneration and benefits are included in the overview for the financial year 2021 and 2022. Effective as of 1 April 2022, Stoffels IMC BV (permanently represented by Dr. Paul Stoffels) is our CEO and Chair of the Executive Committee. His remuneration is included in the overview for the financial year 2022.

(2) The aggregate number under financial year 2022 also includes the cash bonus of Dr. Andre Hoekema and Dr. Walid Abi-Saab. The aggregate number under 2021 also includes the cash bonus of Dr. Wigerinck.

(3) Only Executive Committee members are granted long-term benefits. Pursuant to the Senior Management Bonus Scheme, these consist ot the deferred part of the bonus from 3 years ago. For financial year 2021 the deferred part of the bonus is not paid out. As of 2019 the Senior Management Bonus Scheme was no longer applicable, as a result 2021 was the last financial year during which such payment could occur.

(4) Member of the Board of Directors until 26 April 2022.

(5) Member of the Board of Directors as of 26 April 2022.

(6) Gilead designees appointed to our Board of Directors on 22 October 2019. They don't receive any remuneration for their Board mandate.

(7) Only Executive Committee members receive post-employment benefits.

(8) For 2021 we disclose Dr. Wigerinck's severance package.

(9) This is the sum of the RSUs awarded during the respective financial year, excluding the RSUs representing the deferred portion of the bonus for 2021 in FY2021 and for 2022 in FY2022 (each time to be granted in the following financial year). Only Executive Committee members were awarded RSUs.

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FINANCIAL STATEMENTS

Other

No loans, quasi-loans or other guarantees were given by Galapagos NV or any of its subsidiaries to members of the Board of Directors and of the Executive Committee. We have not entered into transactions with our key management personnel, other than as described above with respect to remuneration arrangements relating to the exercise or termination of their mandates as members of the Executive Committee and the Board of Directors.

33. Consolidated companies as of 31 December 2022

Name of the subsidiary	Country	% voting right Galapagos NV (directly or indirectly through subsidiaries)	Change in % voting right previous period (2022 vs 2021)
AboundBio Inc.	United States	100%	100%
CellPoint B.V.	The Netherlands	100%	100%
Galapagos Biopharma Belgium BV	Belgium	100%	
Galapagos Biopharma Netherlands B.V.	The Netherlands	100%	
Galapagos Biopharma Spain S.L.U.	Spain	100%	
Galapagos Biopharma Italy S.r.l.	Italy	100%	
Galapagos Biopharma Germany GmbH	Germany	100%	
Galapagos Biopharma Sweden AB	Sweden	100%	
Galapagos Biopharma Norway AS	Norway	100%	
Galapagos Biopharma Finland Oy	Finland	100%	
Galapagos Biopharma Denmark ApS	Denmark	100%	
Galapagos Biopharma Austria GmbH	Austria	100%	
Galapagos Biopharma Ireland Ltd	Ireland	100%	
Galapagos Biotech Ltd	United Kingdom	100%	
Galapagos B.V.	The Netherlands	100%	
Galapagos GmbH	Switzerland	100%	
Galapagos, Inc.	United States	100%	
Galapagos NV	Belgium	Parent company	
Galapagos Real Estate Belgium BV	Belgium	100%	
Galapagos Real Estate Netherlands B.V.	The Netherlands	100%	
Galapagos SASU	France	100%	
Xenometrix, Inc. in liquidation	United States	100%	

In 2022, we acquired all of the issued and outstanding shares in CellPoint and AboundBio.

There are no significant restrictions on the group's ability to access or use assets, or settle liabilities, of one of the group's subsidiaries.

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FINANCIAL STATEMENTS

34. Financial risk management

Financial risk factors

Our financial risks are managed centrally. Our finance department coordinates the access to national and international financial markets and considers and manages continuously the financial risks concerning our activities. These relate to the following financial markets risks: credit risk, liquidity risk, currency and interest rate risk. Our interest rate risk is limited because we have no financial debt. In case of decreasing interest rates we will face a reinvestment risk on our strong cash and cash equivalents and current financial investments balance. We do not buy or trade financial instruments for speculative purposes.

Categories of financial assets and liabilities:

	31 December	
(thousands of €)	2022	2021
Financial assets held at fair value through profit or loss		
Current financial investments	1,292,514	1,317,460
Financial assets at amortized cost		
Current financial investments	2,293,431	1,152,349
Cash and cash equivalents	508,117	2,233,368
Restricted cash (current and non-current)	4,569	1,425
Other non-current assets	1,209	1,048
Trade receivables	28,194	91,786
Total financial assets	**4,128,033**	**4,797,436**
Financial liabilities held at fair value through profit or loss		
Current financial instruments	19	204
Current contingent consideration related to milestones CellPoint	8,485	-
Non-current contingent consideration related to milestones CellPoint	13,582	-
Financial liabilities at amortized cost		
Trade liabilities	68,928	84,519
Lease liabilities	21,901	26,859
Current deferred consideration payable CellPoint	6,222	-
Total financial liabilities	**119,137**	**111,582**

The carrying amounts of trade payables and trade receivables are considered to be the same as their fair values, due to their short-term nature.

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FINANCIAL STATEMENTS Financial assets held at fair value through profit or loss Financial assets held at fair value through profit or loss consisted of equity instruments of non-listed companies and current financial investments. We have no restrictions on the sale of these equity instruments and the assets are not pledged under any of our liabilities. These instruments are classified as financial assets held at fair value through profit or loss. The market price of those shares might face fluctuations and might be affected by a variety of factors, such as the global economic situation, the business development of competitors, sector mergers and acquisitions; it is difficult to mitigate this risk. The fair value of the equity instrument in the non-listed company has been determined mainly by reference to the initial transaction price (classified as level 3 in the fair value hierarchy). Current financial investments include money market funds in EUR and USD, which all classify for level 1 fair value measurement. Liquidity risk Current financial investments and cash and cash equivalents amounted to €4,094.1 millionon31December2022.Managementforecastsourliquidityrequirements to ensure that we have sufficient cash to meet operational needs. We have no credit lines. Such forecasting is based on realistic assumptions with regards to product sales, royalties, milestone and upfront payments to be received, taking into account our past track record, including the assumption that not all new projects that are being planned will be realized. All our cash and cash equivalents have only an insignificant liquidity risk as they are all convertible upon a maximum three month notice period and without incurring a significant penalty in normal market circumstances. Credit risk The term “credit risk” refers to the risk that counterparty will default on its contractual obligations resulting in financial loss for us. The trade receivables consist of receivables on our collaboration partner Gilead, creditworthy pharmaceutical wholesalers and hospitals in Europe. To limit the risk of financial losses, we have developed a policy of only dealing with creditworthy counterparties. Wegrantcredittoourclientsintheframeworkofournormalbusinessactivities.Usually, we require no pledge or other collateral to cover the amounts due. Management continuously evaluates the client portfolio for creditworthiness. All our receivables are considered collectable. 230 Galapagos NV Annual Report 2022

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FINANCIAL STATEMENTS

We applied the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all receivables. To measure the expected credit losses, receivables have been grouped based on credit risk characteristics and the days past due. The provision for expected credit losses was not significant given that there is no history of material credit losses and the high-quality nature of our customers.

Aging balance of receivables that are due, but that are still considered collectable:

	31 December	
(thousands of €)	2022	2021
60 – 90 days	424	141
90 – 120 days	208	92
more than 120 days	473	113

Our cash and cash equivalents are invested primarily in current, notice and term accounts. For banks and financial institutions, only independently rated parties with a minimum rating of 'A' are accepted at the beginning of the term. Our current financial investments are also kept within different financial institutions and include term deposits, money market funds and treasury bills with an AAA rating. The money market funds are invested in a well-diversified portfolio of highly rated assets.

Interest rate risk

The only variable interest-bearing financial instruments are cash and cash equivalents and current financial investments.

Changes in interest rates may cause variations in interest income and expenses resulting from short-term interest-bearing assets. Management does not expect the short-term interest rates to decrease significantly in the immediate foreseeable future, which limits the interest exposure on our cash and cash equivalents and current financial investments.

Effect of interest rate fluctuation

A 100 basis points increase in interest rates at balance sheet date would have increased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million); a 100 basis points decrease in interest rates would have decreased profit or loss, and equity, by approximately €40.9 million (2021: €47.0 million). These scenarios assume our entire cash portfolio would immediately reprice at the new interest rates.

Foreign exchange risk

We are exposed to foreign exchange risk arising from various currency exposures. Our principal functional currency is euro, but we receive payments from our main collaboration partner Gilead in U.S. dollars and acquire some consumables and materials in U.S. dollars, Swiss francs, and GB pounds.

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FINANCIAL STATEMENTS

To limit this risk, we attempt to align incoming and outgoing cash flows in currencies other than EUR. In addition, contracts closed by our different entities are mainly in the functional currencies of that entity, except for the collaboration agreement signed with Gilead for which payments are denominated in U.S. dollars.

The exchange rate risk in case of a 10% change in the exchange rate amounts to:

	31 December	
Net book value (thousands of €)	2022	2021
Increase in Euros - U.S. Dollars	(85,140)	(83,996)
Increase in Euros - GB Pounds	960	1,093
Increase in Euros - CH Francs	557	233

The exchange rate risk on the U.S. dollar is primarily related to our cash and cash equivalents and current financial investments held in U.S. dollars.

Capital risk factors

We manage our capital to safeguard that we will be able to continue as a going concern. At the same time, we want to ensure the return to our shareholders through the results from our research and development activities.

Our capital structure consists of current financial investments, cash and cash equivalents, and equity attributed to the holders of our equity instruments, such as capital, reserves and results carried forward, as mentioned in the consolidated statement of changes in equity.

We manage our capital structure and make the necessary adjustments in the light of changes of economic circumstances, the risk characteristics of underlying assets and the projected cash needs of the current research and development activities.

The adequacy of the capital structure will depend on many factors, including scientific progress in the research and development programs, the magnitude of those programs, the commitments to existing and new clinical CROs, the ability to establish new alliance or collaboration agreements, the capital expenditures, the new commercial activities, market developments and any future acquisition.

Neither Galapagos NV nor any of its subsidiaries are subject to any externally imposed capital requirements, other than those imposed by generally applicable company law requirements.

35. Statutory auditor's remuneration

The statutory auditor's fees for carrying out its mandate at group level amounted to € 1,127.1 thousand in 2022 (2021: €860.3 thousand). Audit-related fees, which generally the auditor provides, amounted to €26.9 thousand in 2022 (2021: €101.1 thousand). Other fees related to non-audit services executed by the statutory auditor amounted

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to €0 in 2022 (2021: €0). Other fees related to non-audit services executed by persons related to the statutory auditor amounted to €429.5 thousand in 2022 and related to advisory services in relation to IT and quality management (2021: €587.7 thousand). The Audit Committee and the Board of Directors are of the opinion that these non-audit services do not affect the independence of the statutory auditor in the performance of his audit. The abovementioned additional fees were fully approved by the Audit Committee in accordance with article 3:64 of the Belgian Companies and Associations Code.

36. Events after balance sheet date

On 8 February 2023, we announced topline results from Phase 3 DIVERSITY trial of filgotinib in CD and our decision not to submit a Marketing Authorization Application in Europe based on these topline results. By consequence, we expect a decrease to the total estimated remaining costs for us to complete the filgotinib development, resulting in a positive catch up of revenues in 2023. At the time of the issuance of this annual report, our re-assessment of the estimated remaining costs is still ongoing. If our best estimate of the remaining cost to complete the filgotinib performance obligation would be decreased by 15% to 25%, this would result in an increase in revenue recognition in 2023 of €50 million to €86 million, and a corresponding decrease in current and non-current deferred income.

On 20 March 2023, 61,560 subscription rights were exercised (with an average exercise price of €28.75 per subscription right). This resulted in a share capital increase (including issuance premium) of €1,769,850, and the issuance of 61,560 new ordinary shares as per 20 March 2023. The closing price of our share on Euronext Brussels and Amsterdam on 20 March 2023 was €35.47.

Our consolidated financial statements were approved by the Board of Directors, and authorized for publication on 21 March 2023. They were signed on behalf of the Board of Directors by:

(signed)

Stoffels IMC BV
permanently represented by Dr. Paul Stoffels
Chairman of the Board of Directors

Jérôme Contamine
Chairman of the Audit Committee and member of the Board of Directors

21 March 2023

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Galápagos
FINANCIAL STATEMENTS

Overview statutory results of Galapagos NV

This overview only concerns the non-consolidated statutory results of Galapagos NV. These results are part of the consolidated results as discussed in the Letter from the CEO and Chairman.

Income statement

	Year ended 31 December	
(thousands of €)	2022	2021
Turnover	418,495	503,390
Inventory semi-finished and finished goods : increase (decrease)	4,414	1,376
Internally generated intangible assets	349,508	392,744
Other operating income	12,847	18,535
Non-recurring operating income	19	-
Operating income	**785,283**	**916,046**
Raw materials, consumables and goods for resale	(19,860)	(13,058)
Services and other goods	(420,835)	(500,012)
Remuneration, social security costs and pensions	(77,772)	(70,360)
Depreciation, impairment and other amounts written off on constitution costs, intangible and tangible assets	(357,368)	(401,835)
Increase (-)/decrease in provisions	(2,105)	2,317
Other operating charges	(102,149)	(120,704)
Non-recurring operating costs	(36,854)	(4,068)
Operating loss	**(231,661)**	**(191,674)**
Finance income	135,554	85,765
Non-recurring finance income	-	33,471
Finance cost	(60,964)	(28,125)
Non-recurring finance cost	-	(12,330)
Loss before tax	**(157,071)**	**(112,893)**
Taxes	19,092	20,156
Loss for the year	**(137,980)**	**(92,737)**
Loss brought forward	(369,237)	(276,499)
Accumulated losses to be carried forward	**(507,217)**	**(369,237)**

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FINANCIAL STATEMENTS

Balance sheet

(thousands of €)	31 December 2022	2021
Assets		
Non-current assets	375,525	199,804
Intangible fixed assets	18,165	48,290
Tangible fixed assets	17,595	15,697
Financial fixed assets	251,918	43,317
Non-current trade and other receivables	87,847	92,500
Current assets	4,318,923	4,920,628
Inventories	52,665	20,361
Trade and other receivables	154,704	209,445
Deferred costs	9,755	8,677
Accrued income	10,711	847
Cash and cash equivalents	4,091,087	4,681,298
Total assets	4,694,448	5,120,433
Equity and liabilities		
Equity	2,508,640	2,639,924
Share capital and reserves	356,112	354,582
Share premium account	2,659,745	2,654,579
Accumulated losses	(507,217)	(369,237)
Liabilities	2,185,808	2,480,508
Non-current liabilities	9,752	10,385
Provisions	9,752	8,885
Other non-current liabilities	-	1,500
Current liabilities	2,176,057	2,470,123
Trade and other payables	274,599	223,911
Tax, payroll and social security liabilities	25,642	16,705
Accrued costs	658	3,100
Deferred income	1,875,157	2,226,407
Total equity and liabilities	4,694,448	5,120,433

Galapagos NV's operating income decreased by €130.7 million in 2022, from €916.0 million in 2021 to €785.3 million in 2022. This decrease was due to a lower turnover of €84.9 million, primarily due to decreased revenue recognition of upfront payments, because of the lower increase in percentage of completion, as well as lower revenue recognition of milestone payments. There was also a decrease due to internally generated intangible assets – being capitalized R&D expenses – which contributed by €43.2 million less to our operating income than previous year. Other operating income decreased with €5.7 million and amounted to €12.8 million for the year ended 31 December 2022, including €1.8 million of grants recognized for R&D projects and €8.5 million recuperation of withholding taxes for scientists.

The operating costs of 2022 amounted to €1,016.9 million compared to €1,107.7 million in 2021.

Material purchases increased from €13.1 million in 2021 to €19.9 million in 2022.

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Galápagos
FINANCIAL STATEMENTS

Services and other goods decreased substantially to €420.8 million compared to €500.0 million in 2021, primarily due to decreased internal and external subcontracting for our preclinical studies and clinical trials.

Personnel costs in 2022 increased to €77.8 million compared to €70.4 million in 2021, mainly due increased severance payments. The number of employees at Galapagos NV at the end of 2022 amounted to 442 as compared to 460 at the end of 2021, excluding insourced personnel. The average number of FTE in 2022 decreased to 433, compared to 487 in 2021.

Depreciation decreased to €357.4 million in 2022, compared to €401.8 million in 2021, and related primarily to amortization of capitalized R&D expenses. Galapagos NV capitalizes its incurred R&D expenses and fully amortizes them in the same year.

Other operating charges decreased from €120.7 million in 2021 to €102.1 million in 2022 caused by a reduction in transferpricing management fees. Non-recurring operating costs consisted of impairments of intangible fixed assets related to discontinued projects.

Galapagos NV's 2022 financial income increased to €135.6 million compared to €85.8 million in 2021, financial costs increased as well to €61.0 million compared to €28.1 million in 2021. The net exchange gain decreased from €74.0 million in 2021 to €54.9 million in 2022 and consisted mainly of non-realized currency exchange gains on U.S. dollar, while the net interest income in 2022 amounted to €10.8 million as compared to a net interest cost of €11.4 million in 2021. Financial income also included dividend income of €10.5 million. Non-recurring finance income in 2021 consisted of €33.5 million of gain on sale of subsidiaries. Non-recurring finance cost in 2021 consisted of impairment on financial assets.

Tax income recorded in 2022 of €19.1 million as compared to €20.2 million tax income in 2021, related to tax incentives for investments in intangible fixed assets.

Investments in fixed assets in 2022 amounted to €17.0 million, excluding the internally generated assets. They consisted mainly of investments in intangible assets, being a license and milestone payment and software, as well of costs for building improvements, new laboratory and IT equipment.

Non-current and current other receivables amounted to respectively €87.8 million and €82.4 million and included the receivable for tax incentives amounting to respectively €87.8 million and €14.2 million in 2022, compared to other receivables for tax incentives of €92.5 million and €6.6 million in 2021.

Galapagos NV's cash position at the end of 2022 amounted to €4,091.1 million.

The non-consolidated annual accounts of Galapagos NV which we submit for your approval were prepared in accordance with Belgian accounting rules as well as with the legal and regulatory requirements. They show a negative result. The financial year 2022 closed with a loss of €138.0 million compared to a loss of €92.7 million in 2021.

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FINANCIAL STATEMENTS The non-consolidated annual accounts of Galapagos NV show accumulated losses of €507.2 million as at 31December 2022; we refer to the Going concern statement for justification for the application of the valuation rules under the going concern assumption. In 2022, Galapagos NV did not make use of financial instruments. Following common practice, Galapagos NV has given customary representations and warranties which are capped and limited in time. 237 Galapagos NV Annual Report 2022

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REPORT OF THE STATUTORY AUDITOR

Report of the statutory auditor

Statutory auditor's report to the shareholders' meeting of Galapagos NV for the year ended 31 December 2022 – Consolidated financial statements

The original text of this report is in Dutch.

In the context of the statutory audit of the consolidated financial statements of Galapagos NV ("the company") and its subsidiaries (jointly "the group"), we hereby submit our statutory audit report. This report includes our report on the consolidated financial statements and the other legal and regulatory requirements. These parts should be considered as integral to the report.

We were appointed in our capacity as statutory auditor by the shareholders' meeting of 28 April 2020, in accordance with the proposal of the board of directors ("bestuursorgaan"/"organe d'administration") issued upon recommendation of the audit committee. Our mandate will expire on the date of the shareholders' meeting deliberating on the financial statements for the year ending 31 December 2022. We have performed the statutory audit of the consolidated financial statements of Galapagos NV for 17 consecutive periods. We are the statutory auditor of Galapagos NV for 23 consecutive years.

Report on the consolidated financial statements

Unqualified opinion

We have audited the consolidated financial statements of the group, which comprise the consolidated statement of financial position as at 31 December 2022, the consolidated statement of income and comprehensive income/loss, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, as well as the summary of significant accounting policies and other explanatory notes. The consolidated statement of financial position shows total assets of 4 734 351 (000) EUR and the consolidated statement of income and comprehensive income/loss shows a loss for the year then ended of 217 991 (000) EUR.

In our opinion, the consolidated financial statements give a true and fair view of the group's net equity and financial position as of 31 December 2022 and of its consolidated results and its consolidated cash flow for the year then ended, in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium.

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REPORT OF THE STATUTORY AUDITOR Basis for the unqualified opinion We conducted our audit in accordance with International Standards on Auditing (ISA), as applicable in Belgium. In addition, we have applied the International Standards on Auditing approved by the IAASB applicable to the current financial year, but not yet approved at national level. Our responsibilities under those standards are further described in the “Responsibilities of the statutory auditor for the audit of the consolidated financial statements” section of our report. We have complied with all ethicalrequirementsrelevanttothestatutoryauditofconsolidatedfinancialstatements in Belgium, including those regarding independence. We have obtained from the board of directors and the company’s officials the explanations and information necessary for performing our audit. We believe that the audit evidence obtained is sufficient and appropriate to provide a basis for our opinion. Key audit matters Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters. Determination percentage of completion used for revenue of the estimated costs impacting the obligation under the license and collaboration recognition related to the filgotinib performance agreement with Gilead – Refer to notes to the consolidated financial statements 2, 4, 6, and 25 Key Audit Matter Description As described in notes 2, 4, 6, and 25 to the consolidated financial statements, the company recognized collaboration revenues of 174,4 million EUR in 2022 from upfront payments and milestone payments related to the filgotinib performance obligation under the license and collaboration agreement with Gilead (the “agreement”). For this filgotinib performance obligation, the company recognized revenue using the cost-to-cost input method, which management believes best depicts the transfer of control to the customer. Under the cost-to-cost input method, the extent of progress towards completionismeasuredbasedontheratioofactualcostsincurredtothetotalestimated costs expected upon satisfying the filgotinib performance obligation. Significant management judgment is required in determining the total estimated costs required under the agreement and the period over which the company is expected to complete its performance obligation. This significant estimate is the principal 239 Galapagos NV Annual Report 2022

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REPORT OF THE STATUTORY AUDITOR

consideration for our conclusion that procedures relating to the determination of the estimated costs to complete the performance obligation, impacting the revenue recognition for the filgotinib performance obligation is a key audit matter. This increased level of judgment by management led to a high degree of auditor judgment, complexity, and effort in performing procedures and in evaluating audit evidence related to management's assumptions related to the estimation of total costs to complete.

How the key Audit Matter Was Addressed in the Audit

Our audit procedures related to the determination of the estimated costs impacting the percentage of completion used for revenue recognition related to the filgotinib performance obligation under the license and collaboration agreement with Gilead included the following, among others:

- We evaluated and tested management's process for determining the estimate of total costs to complete the performance obligation, which included evaluating the reasonableness of significant assumptions related to the estimate.
- We tested, on a sample basis, the accuracy and completeness of actual costs incurred to date.
- Our procedures on the reasonableness of the assumptions also included evaluating management's ability to reasonably estimate costs to complete the performance obligation. Specifically, we:
  - Evaluated the appropriateness of changes made during the period to management's estimates of total costs to complete.
  - Performed a comparison of management's prior period cost estimates to actual costs incurred and approved.
  - Evaluated the period over which management is expecting the company to complete its performance obligation.
  - Compared certain costs to third-party supporting evidence.
  - Considered the impact of any subsequent events on management's assumptions.

Accounting for Business Combinations – Cellpoint B.V. – Refer to notes 3, 4, 12, 13, 24 and 26 to the consolidated financial statements

Key Audit Matter Description

The company entered into an agreement to acquire CellPoint B.V. ("Cellpoint") in June 2022, where the company acquired 100 percent of the outstanding shares and voting interests in an all-cash transaction.

We identified the valuation of acquired in-process research and development ("IPR&D") and the valuation of the collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, in addition to the contingent consideration liability recognized in connection with the acquisition of CellPoint, as a key audit matter because

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of the judgments necessary for management to estimate the acquisition date fair value of such balances.

The significant assumptions used to estimate the fair value of the acquired IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, and contingent consideration included discount rates, as well as certain other business-related assumptions that form the basis of forecasted financial results, including probability of success factors and revenue forecasts. Given the complexity of these assumptions this matter required a high degree of auditor judgment, and increased extent of effort including involvement of valuation specialists, when performing audit procedures and evaluating the results of those procedures.

How the Key Audit Matter Was Addressed in the Audit

Our audit procedures related to the company's accounting for the IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform and the contingent consideration liability recognized in connection with the CellPoint acquisition, included the following, among others:

- We tested the effectiveness of the company's controls associated with accounting for business combinations.
- We assessed the reasonableness of management's key estimates and assumptions used in the valuation models. We met with key individuals from the senior leadership team and key personnel involved to discuss and evaluate management's evidence to support the relevant assumptions.
- With the assistance of our valuation specialists, we evaluated the reasonableness of the valuation methodologies used to determine the value of the acquired IPR&D, collaboration agreement for the exclusive right to use the Lonza Cocoon® manufacturing platform, and contingent consideration liability, including testing the mathematical accuracy of the calculations, the discount rate, and company specific risks.

Responsibilities of the board of directors for the preparation of the consolidated financial statements

The board of directors is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union and with the legal and regulatory requirements applicable in Belgium and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the group's ability to continue as a going concern, disclosing, as applicable, matters to be considered for going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the group or to cease operations, or has no other realistic alternative but to do so.

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REPORT OF THE STATUTORY AUDITOR Responsibilities of the statutory auditor for the audit of the consolidated financial statements Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue a statutory auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISA will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. Duringtheperformanceofouraudit,wecomplywiththelegal,regulatoryandnormative framework as applicable to the audit of consolidated financial statements in Belgium. The scope of the audit does not comprise any assurance regarding the future viability ofthecompanynorregardingtheefficiencyoreffectivenessdemonstratedbytheboard of directors in the way that the company’s business has been conducted or will be conducted. As part of an audit in accordance with ISA, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsivetothoserisks,andobtainauditevidencethatissufficientandappropriate toprovideabasisforouropinion.Theriskofnotdetectingamaterialmisstatement resulting from fraud is higher than for one resulting from an error, as fraud may involvecollusion,forgery,intentionalomissions,misrepresentations,ortheoverride of internal control; obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the group’s internal control; evaluatetheappropriatenessofaccountingpoliciesusedandthereasonablenessof accounting estimates and related disclosures made by the board of directors; concludeontheappropriatenessoftheuseofthegoingconcernbasisofaccounting by the board of directors and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our statutory auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are basedontheauditevidenceobtaineduptothedateofourstatutoryauditor’sreport. However,futureeventsorconditionsmaycausethegrouptoceasetocontinueasa going concern; 242 Galapagos NV Annual Report 2022

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- evaluate the overall presentation, structure and content of the consolidated financial statements, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
- obtain sufficient appropriate audit evidence regarding the financial information of the entities and business activities within the group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with the audit committee regarding, amongst other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the audit committee with a statement that we have complied with relevant ethical requirements regarding independence, and we communicate with them about all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated to the audit committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our report unless law or regulation precludes any public disclosure about the matter.

Other legal and regulatory requirements

Responsibilities of the board of directors

The board of directors is responsible for the preparation and the content of the directors' report on the consolidated financial statements, the statement of non-financial information attached to the directors' report on the consolidated financial statements and other matters disclosed in the annual report on the consolidated financial statements.

Responsibilities of the statutory auditor

As part of our mandate and in accordance with the Belgian standard complementary to the International Standards on Auditing (ISA) as applicable in Belgium, our responsibility is to verify, in all material respects, the director's report on the consolidated financial statements, the statement of non-financial information attached to the directors' report on the consolidated financial statements and other matters disclosed in the annual report on the consolidated financial statements, as well as to report on these matters.

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Galapagos NV Annual Report 2022

REPORT OF THE STATUTORY AUDITOR Aspects regarding the directors’ report on the consolidated financial statements and other information disclosed in the annual report on the consolidated financial statements In our opinion, after performing the specific procedures on the directors’ report on the consolidated financial statements, this report is consistent with the consolidated financialstatementsforthatsameyearandhasbeenestablishedinaccordancewiththe requirements of article 3:32 of the Code of companies and associations. In the context of our statutory audit of the consolidated financial statements we are responsible to consider, in particular based on information that we became aware of during the audit, if the directors’ report on the consolidated financial statements and other information disclosed in the annual report on the consolidated financial statements, are free of material misstatements, either by information that is incorrectly stated or otherwise misleading. In the context of the procedures performed, we are not aware of such a material misstatement. The non-financial information as required by article 3:32, §2 of the Code of companies and associations, has been disclosed in the directors’ report on the consolidated financial statements that is part of the section on corporate social responsibility of the annual report (section “CSR Report”). This non-financial information has been established by the company in accordance with the United Nations’ Sustainable Development Goals (“SDG’s”). In accordance with article 3:80 §1, 5° of the Code of companiesandassociationswedonotexpressanyopiniononthequestionwhetherthis non-financial information has been established in accordance with these SDG’s. Statements regarding independence Ourauditfirmandournetworkhavenotperformedanyprohibitedservicesandour auditfirmhasremainedindependentfromthegroupduringtheperformanceofour mandate. The fees for the additional non-audit services compatible with the statutory audit, as defined in article 3:65 of the Code of companies and associations, have been properly disclosed and disaggregated in the notes to the consolidated financial statements. Single European Electronic Format (ESEF) In accordance with the draft standard on the audit of the compliance of the financial statements with the Single European Electronic Format (“ESEF”), we have also performed the audit of the compliance of the ESEF format and of the tagging with the technical regulatory standards as defined by the European Delegated Regulation No. 2019/815 of 17December2018 (“Delegated Regulation”). The board of directors is responsible for the preparation, in accordance with the ESEF requirements,oftheconsolidatedfinancialstatementsintheformofanelectronicfilein ESEFformat(“digitalconsolidatedfinancialstatements”)includedintheannualfinancial report. 244 Galapagos NV Annual Report 2022

REPORT OF THE STATUTORY AUDITOR Our responsibility is to obtain sufficient and appropriate evidence to conclude that the format and the tagging of the digital consolidated financial statements comply, in all materialrespects,withtheESEFrequirementsasstipulatedbytheDelegatedRegulation. Based on our work, in our opinion, the format and the tagging of information in the official Dutch version of the digital consolidated financial statements included in the annual financial report of Galapagos NV as of 31December 2022 are, in all material respects, prepared in accordance with the ESEF requirements as stipulated by the Delegated Regulation. Other statements Thisreportisconsistentwithouradditionalreporttotheauditcommitteereferredto in article 11 of Regulation (EU) No 537/2014. Signed at Zaventem, 23 March 2023. The statutory auditor Deloitte Bedrijfsrevisoren/Réviseurs d’Entreprises BV/SRL Represented by Nico Houthaeve 245 Galapagos NV Annual Report 2022

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Glossary

100 points clinical response

Percentage of patients achieving a 100-point decrease in CDAI score during a clinical trial in CD patients

ACR

American College of Rheumatology

ACR20 (ACR 20/50/70)

American College of Rheumatology 20% response rate signifies a 20% or greater improvement in the number of swollen and tender joints as well as a 20% or greater improvement in three out of five other disease-activity measures. ACR50 and ACR70 reflect the same, for 50% and 70% response rates, respectively

ADPKD

Autosomal dominant polycystic kidney disease, a disease where typically both kidneys become enlarged with fluid-filled cysts, leading to kidney failure. Other organs may be affected as well

ADS

American Depositary Share; Galapagos has a Level 3 ADS listed on Nasdaq with ticker symbol GLPG and CUSIP number 36315X101. One ADS is equivalent to one ordinary share in Galapagos NV

AFM

Dutch Authority for the Financial Markets

ATALANTA-1

Phase 1/2 study in relapsed/refractory non-Hodgkin lymphoma (rrNHL) with CD19/4-1BB CAR-T candidate, GLPG5101, manufactured at point-of-care

Anemia

Condition in which the patient has an inadequate number of red blood cells to carry oxygen to the body's tissues

Anti-TNF

Tumor necrosis factor. An anti-TNF drug acts by modulation of TNF

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Antibody

A blood protein produced in response to and counteracting a specific antigen. Antibodies combine chemically with substances which the body recognizes as alien, such as bacteria, viruses, and foreign substances

Assays

Laboratory tests to determine characteristics

Attrition rate

The historical success rate for drug discovery and development, based on publicly known development paths. Statistically seen, investment in at least 12 target-based programs is required to ensure that at least one of these will reach a Phase 3 study. Most new drug R&D programs are discontinued before reaching Phase 3 because they are not successful enough to be approved

Axial spondyloarthritis (AxSpA)

Axial spondyloarthritis (axSpA) is a type of arthritis. It mostly causes pain and swelling in the spine and the joints that connect the bottom of the spine to the pelvis (sacroiliac joint). Other joints can be affected as well. It is a systemic disease, which means it may affect other body parts and organs. The disease tends to run in families

BCMA

B cell maturation antigen (BCMA) is a member of the tumor necrosis factor receptor superfamily that plays an important role in regulating B-cell proliferation and survival. BCMA is central to the survival of multiple myeloma cells

BID dosing

Twice-daily dosing (bis in die)

Bioavailability

Assessment of the amount of product candidate that reaches a body's systemic circulation after (oral) administration

Biological

Biological therapeutics, also referred to as Biologicals, are those class of medicines which are grown and then purified from large-scale cell cultures of bacteria or yeast, or plant or animal cells. Biologicals are a diverse group of medicines which includes vaccines, growth factors, immune modulators, monoclonal antibodies, as well as products derived from human blood and plasma. What distinguishes biologicals from other medicines is that these are generally proteins purified from living culture systems or from blood, whereas other medicines are considered as 'small molecules' and are either made synthetically or purified from plants

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Biomarker

Substance used as an indicator of a biological process, particularly to determine whether a product candidate has a biological effect

Bispecific antibody

An antibody that binds to two different antigens

Black & Scholes model

A mathematical description of financial markets and derivative investment instruments that is widely used in the pricing of European options and subscription rights

Bridging trial

Clinical trial performed to "bridge" or extrapolate one dataset to that for another situation, i.e. to extrapolate data from one population to another for the same drug candidate, or to move from IV to subcutaneous dosing

CALOSOMA

Phase 1 program with GLPG3970 in psoriasis

CAR-T

Chimeric antigen receptor T cells (also known as CAR-T cells) are T cells that have been genetically engineered to produce an artificial T cell receptor for use in immunotherapy

CD19

CD19 is a protein found on the surface of B-cells, a type of white blood cell. Since CD19 is a hallmark of B-cells, the protein has been used to diagnose cancers that arise from this type of cell - notably B-cell lymphomas

CDAI

Crohn's Disease Activity Index, evaluating patients on eight different factors, each of which has a pre-defined weight as a way to quantify the impact of CD

CDAI remission

In the FITZROY trial, the percentage of patients with CD who showed a reduction of CDAI score to <150

CFTR

Cystic fibrosis transmembrane conductance regulator (CFTR) is a membrane protein and chloride channel in vertebrates that is encoded by the CFTR gene. It is hypothesized that inhibition of the CFTR channel might reduce cyst growth and enlargement for patients with ADPKD. GLPG2737 is a CFTR inhibitor

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CHIT1/AMCase

Chitotriosidase (CHIT1) is a protein coding gene, and AMCase is an inactive acidic mamalian chitinase. CHIT1 is predominantly involved in macrophage activation. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models. GLPG4716 is a CHIT1/AMCase inhibitor targeting a key pathway in tissue remodeling

CHMP

Committee for Medicinal Products for Human Use is the European Medicines Agency's (EMA) committee responsible for human medicines and plays a vital role in the authorization of medicines in the European Union (EU)

CIR

CIR or research credit. Under the CIR, the French government refunds up to 30% of the annual investment in French R&D operations, over a period of three years. Galapagos benefits from the CIR through its operations in Romainville, just outside Paris

CRP

C-reactive protein is a protein found in the blood, the levels of which rise in response to inflammation

Cash position

Current financial investments and cash and cash equivalents

Cell therapy

Cell therapy aims to treat diseases by restoring or altering certain sets of cells or by using cells to carry a therapy through the body. With cell therapy, cells are cultivated or modified outside the body before being injected into the patient. The cells may originate from the patient (autologous cells) or a donor (allogeneic cells)

Chitinase

Chitinase is an enzyme that degrades chitin, involved in the human innate immunity. Inhibition of chitinase activity translates into a potential therapeutic benefit in lung diseases like IPF, as shown in preclinical models

Chronic Lymphocytic Leukemia (CLL)

Chronic lymphocytic leukemia is the most common leukemia in adults. It is a type of cancer that starts in cells that become certain white blood cells (called lymphocytes) in the bone marrow. The cancer (leukemia) cells originate in the bone marrow and migrate to the bloodstream

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OTHER INFORMATION Clinical Proof of Concept (PoC) Point in the drug development process where the product candidate demonstrates for the first time a response in a therapeutic setting Complete Response Letter (CRL) A letter send by the FDA to indicate that the review cycle for an application is complete and the application is not ready for approval in its present form Complete Response Rate (CRR) Term used for the absence of all detectable cancer after the treatment is completed Compound A chemical substance, often a small molecule with drug-like properties Contract research organization (CRO) Organization which provides drug discovery and development services to the pharmaceutical, biotechnology and medical devices industry Corticosteroids Any of a group of steroid hormones produced in the adrenal cortex or made synthetically. They have various metabolic functions and some are used to treat inflammation Crohn’s disease (CD) An IBD involving inflammation of the small and large intestines, leading to pain, bleeding, and ultimately in some cases surgical removal of parts of the bowel Cryopreservation Process where biological material—cells, tissues, or organs—are frozen to preserve the material for an extended period of time Cytokine A category of small proteins which play important roles in signaling in processes in the body Cytokine release syndrome (CRS) Condition that develops when your immune system responds too aggressively to infection or after certain types of immunotherapy, such as CAR-T-cell therapy DARWIN Phase 2 program for filgotinib in RA. DARWIN 1 explored three doses, in twice-daily and once-daily administration, for up to 24 weeks in RA patients with insufficient response 250 Galapagos NV Annual Report 2022

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to methotrexate (MTX) and who remained on their stable background treatment with MTX. DARWIN 2 explored three once-daily doses for up to 24 weeks in RA patients with insufficient response to methotrexate (MTX) and who washed out of their treatment with MTX. DARWIN 1 and 2 were double-blind, placebo-controlled trials which recruited approximately 900 patients globally and for which results were reported in 2015. DARWIN 3 is a long term extension trial in which all patients are on 200mg filgotinib, except for U.S. males who are on 100mg. The Week 156 results from DARWIN 3 were reported in 2019

DAS28 (CRP)

DAS28 is an RA Disease Activity Score based on a calculation that uses tender and swollen joint counts of 28 defined joints, the physician's global health assessment and a serum marker for inflammation, such as C- reactive protein. DAS28 (CRP) includes the C-reactive protein score calculation: scores range from 2.0 to 10.0, with scores below 2.6 being considered remission

DDI study

Drug-drug interaction study. This type of study will assess if there is a change in the action or side effects of a drug caused by concomitant administration with another drug

DIVERGENCE

Phase 2 programs with filgotinib in Crohn's disease. DIVERGENCE 1 was an exploratory study in small bowel CD and DIVERGENCE 2 in fistulizing CD

DIVERSITY

Phase 3 program evaluating filgotinib in CD

DMARDs

Disease modifying anti rheumatic drugs; these drugs address the disease itself rather than just the symptoms

Deep venous thrombosis (DVT)

The formation of one or more blood clots in one of the body's large veins, most commonly in the lower limbs. The blood clots can travel to the lung and cause a pulmonary embolism

Dermatomyositis (DM)

Dermatomyositis is a rare inflammatory disease. Common symptoms include distinctive skin rash, and inflammatory myopathy, or inflamed muscles, causing muscle weakness

Development

All activities required to bring a new drug to the market. This includes preclinical and clinical development research, chemical and pharmaceutical development and regulatory filings of product candidates

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Discovery

Process by which new medicines are discovered and/or designed. At Galapagos, this is the department that oversees target and drug discovery research through to nomination of preclinical candidates

Disease-modifying

Addresses the disease itself, modifying the disease progression, not just the symptoms of the disease

Dose-range finding study

Phase 2 clinical study exploring the balance between efficacy and safety among various doses of treatment in patients. Results are used to determine doses for later studies

Double-blind

Term to characterize a clinical trial in which neither the physician nor the patient knows if the patient is taking placebo or the treatment being evaluated

EC

European Commission

EMA

European Medicines Agency, in charge of European market authorization of new medications

EUPLAGIA-1

EUPLAGIA-1 Phase 1/2 study with point-of-care manufactured CD19 CAR-T candidate, GLPG5201, in patients with replapsed/ refractory chronic lymphocytic leukemia (rrCLL) and small lymphocytic lymphoma (rrSLL), with or without Richter's transformation (RT)

Efficacy

Effectiveness for intended use

End-to-end

A process that takes a system or service from beginning to end and delivers a complete functional solution, usually without strong reliance on third parties

Endoscopy

A non-surgical procedure involving use of an endoscope to examine a persons digestive tract

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FDA

The U.S. Food and Drug Administration is an agency responsible for protecting and promoting public health and in charge of American market approval of new medications

FIH

First-in-human clinical trial, usually conducted in healthy volunteers with the aim to assess the safety, tolerability and pharmacokinetics of the product candidate

FILOSOPHY

Phase 4 program evaluating filgotinib in RA

FINCH

Phase 3 program evaluating filgotinib in RA

FITZROY

A double-blind, placebo controlled Phase 2 trial with filgotinib in 177 CD patients for up to 20 weeks. Full results were published in The Lancet in 2016

FORM 20-F

Form 20-F is an SEC filing submitted to the US Securities and Exchange Commission

FSMA

The Belgian market authority: Financial Services and Markets Authority, or *Autoriteit voor Financiële Diensten en Markten*

FTE

Full-time equivalent; a way to measure an employee's involvement in a project. For example, an FTE of 1.0 means that the equivalent work of one full-time worker was used on the project

Fast Track

A designation by the FDA of an investigational drug for expedited review to facilitate development of drugs which treat a serious or life-threatening condition and fill an unmet medical need

Fee-for-service

Payment system where the service provider is paid a specific amount for each procedure or service performed

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Filgotinib

Formerly known as GLPG0634, commercial name is Jyseleca®. Small molecule preferential JAK1 inhibitor, approved in RA and UC in Europe and Japan. Phase 4 studies are ongoing in both RA and UC

Fistulizing CD

Fistulae are inflammatory tracts that most often occur between the distal colon and the perianal region. Fistulae are one of the most severe sequelae of luminal CD and the lifetime risk of occurrence is close to 50% of those with active CD

Futility analysis

Analysis of the likelihood of a trial to meet its primary endpoint, based on a subset of the total information to be gathered. The term 'futility' is used to refer to the low likelihood of a clinical trial to achieve its objectives. In particular, stopping a clinical trial when the interim results suggest that it is unlikely to achieve statistical significance can save resources that could be used on more promising research

G&A expenses

General & administrative expenses

GLPG0555

A JAK1 inhibitor in Phase 1b. Development was stopped in July 2022

GLPG0634

Molecule number currently known as filgotinib and Jyseleca®

GLPG2737

A compound evaluated in Phase 2 in ADPKD. This compound is part of the CF collaboration with AbbVie but Galapagos retained rights outside of CF

GLPG3121

A compound in Phase 1 targeting JAK1/TYK2 directed toward inflammation (IBD). Development was stopped in July 2022

GLPG3667

A TYK2 kinase inhibitor discovered by us, topline results from the Phase 1b in psoriasis reported in July 2021

GLPG3970

A SIK2/3 inhibitor evaluated in multiple Phase 2 proof-of-concept studies. Topline results from the studies in UC, psoriasis and RA were reported in July 2021. The compound was discontinued in March 2022

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GLPG4399

A SIK3 inhibitor in Phase 1 directed toward inflammation. The developent was halted in 2022

GLPG4586

A compound with undisclosed mode of action in preclinical phase directed toward fibrosis and inlicensed from Fibrocor. The Development was stopped in July 2022

GLPG4605

A SIK2/3 inhibitor in the preclinical phase, currently directed toward fibrosis. The developent was halted in 2022

GLPG4716

A chitinase inhibitor inlicensed from Molecure (previously OncoArendi). The rights to the molecule have been returned to Molecure in July 2022

GLPG5101

A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrNHL

GLPG5201

A second generation anti-CD19/4-1BB CAR-T product candidate currently in Phase 1/2 study in rrCLL/SLL with or wthout RT

GLPG5301

A BCMA CAR-T product candidate

Genome

An organism's complete set of genetic information needed to build that organism and allow it to grow and develop

IBD

Inflammatory Bowel Disease. This is a general term for an autoimmune disease affecting the bowel, including CD and UC. CD affects the small and large intestine, while UC affects the large intestine. Both diseases involve inflammation of the intestinal wall, leading to pain, bleeding, and ultimately, in some cases, surgical removal of part of the bowel

IPF

Idiopathic pulmonary fibrosis. A chronic and ultimately fatal disease characterized by a progressive decline in lung function. Pulmonary fibrosis involves scarring of lung tissue and is the cause of shortness of breath. Fibrosis is usually associated with a poor

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prognosis. The term "idiopathic" is used because the cause of pulmonary fibrosis is still unknown

Immune effector cell-associated neurotoxicity syndrome (ICAN)

Clinical and neuropsychiatric syndrome that can occur in the days to weeks following administration of certain types of immunotherapy, especially immune effector cell (IEC) and T cell engaging therapy

Immunology

The study of the immune system and is a very important branch of the medical and biological sciences. The immune system protects humans from infection through various lines of defence. If the immune system is not functioning as it should, it can result in disease, such as autoimmunity, allergy and cancer

In vitro

Studies performed with cells outside their natural context, for example in a laboratory

In vivo

Studies performed with animals in a laboratory setting

In-/out-licensing

Receiving/granting permission from/to another company or institution to use a brand name, patent, or other proprietary right, in exchange for a fee and/or royalty

Intellectual property

Creations of the mind that have commercial value and are protected or protectable, including by patents, trademarks or copyrights

Intersegment

Occurring between the different operations of a company

Investigational New Drug (IND) Application

United States Federal law requires a pharmaceutical company to obtain an exemption to ship an experimental drug across state lines, usually to clinical investigators, before a marketing application for the drug has been approved. The IND is the means by which the sponsor obtains this exemption, allowing them to perform clinical studies

JAK

Janus kinases (JAK) are critical components of signaling mechanisms utilized by a number of cytokines and growth factors, including those that are elevated in RA. Filgotinib is a preferential JAK1 inhibitor

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Jyseleca®

Jyseleca® is the brand name for filgotinib

LDL

Low-density lipoprotein. LDL contributes to heart disease at high levels

Leukapheresis

Laboratory procedure in which white blood cells are separated from a sample of blood

Lipoprotein

Lipoproteins are substances made of protein and fat that carry cholesterol through your bloodstream. There are two main types of cholesterol: High-density lipoprotein (HDL), or "good" cholesterol and Low-density lipoprotein (LDL), or "bad" cholesterol

Liver enzymes

Inflamed or injured liver cells secrete higher than normal amounts of certain chemicals, including liver enzymes, into the bloodstream

Lymphocyte

Type of white blood cell that is part of the immune system

MACE

Major adverse cardiovascular events; a composite endpoint frequently used in cardiovascular research

MANGROVE

Phase 2 program with GLPG2737 in autosomal dominant polycystic kidney disease

MANTA

A Phase 2 semen parameter trial with filgotinib in male patients with CD or UC

MANTA-RAy

Phase 2 semen parameter trial with filgotinib in male patients with RA, PsA, or AS

MHLW

Japanese Ministry of Health, Labor and Welfare (MHLW), in charge of Japanese market authorization of new medications

MHRA

Medicines and Healthcare products Regulatory Agency in Great Britain

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MTX

Methotrexate; a first-line therapy for inflammatory diseases

Mayo Score

Mayo Score is a Disease Activity Score for ulcerative colitis. It is a composite of subscores from four categories, including stool frequency, rectal bleeding, findings of flexible proctosigmoidoscopy or colonoscopy, and physician's global assessment, with a total score ranging from 0 to 12

Milestone

Major achievement in a project or program; in our alliances, this is usually associated with a payment

Molecule collections

Chemical libraries, usually consisting of drug-like small molecules that are designed to interact with specific target classes. These collections can be screened against a target to generate initial "hits" in a drug discovery program

Multiple myeloma (MM)

Multiple myeloma (MM) is typically characterized by the neoplastic proliferation of plasma cells producing a monoclonal immunoglobulin. The plasma cells proliferate in the bone marrow and can result in extensive skeletal destruction with osteolytic lesions, osteopenia, and/or pathologic fractures.

NDA

New Drug Application

NICE

The National Institute for Health and Care Excellence; an independent public body that provides national guidance and advice to improve health and social care in the UK

NK cells

Natural killer cells, type of white blood cell with granules of enzymes which can attack tumors or viruses

Non-Hodgkin's lymphoma (NHL)

Non-Hodgkin's lymphoma is a type of cancer that begins in the lymphatic system, which is part of the body's germ-fighting immune system. In non-Hodgkin's lymphoma, white blood cells called lymphocytes grow abnormally and form tumors throughout the body

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Objective Response Rate (ORR)

The response rate is the percentage of patients on whom a therapy has some defined effect; for example, the cancer shrinks or disappears after treatment. When used as a clinical endpoint for trials of cancer treatments, this is often called the objective response rate

Oncology

Field of medicine that deal with the diagnosis, treatment, prevention, and early detection of cancer

Oral dosing

Administration of medicine by the mouth, either as a solution or solid (capsule, pill) form

Osteoarthritis (OA)

The most common form of arthritis, usually occurring after middle age, marked by chronic breakdown of cartilage in the joints leading to pain, stiffness, and swelling

Outsourcing

Contracting work to a third party

PAPILIO-1

Phase 1/2 study with GLPG5301 in patients with relapsed/refractory multiple myeloma

PASI

Psoriasis Area and Severity Index; an index used to express the severity of psoriasis. It combines the severity (erythema, induration and desquamation) and percentage of affected area

PRAC

Pharmacovigilance Risk Assessment Committee of the European Medicines Agency, responsible for assessing all aspects of risk management of human medicines

PROTAC

Proteolysis targeting chimera, a special small molecule capable of removing unwanted proteins that play a role in disease processes

Pharmacokinetics (PK)

Study of what a body does to a drug; the fate of a substance delivered to a body. This includes absorption, distribution to the tissues, metabolism and excretion. These processes determine the blood concentration of the drug and its metabolite(s) as a function of time from dosing

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Phase 1

First stage of clinical testing of an investigational drug designed to assess the safety and tolerability, pharmacokinetics of a drug, usually performed in a small number of healthy human volunteers

Phase 2

Second stage of clinical testing, usually performed in no more than several hundred patients, in order to determine efficacy, tolerability and the dose to use

Phase 3

Large clinical trials, usually conducted in several hundred to several thousand patients to gain a definitive understanding of the efficacy and tolerability of the candidate treatment; serves as the principal basis for regulatory approval

Pivotal trials

Registrational clinical trials

Placebo

A substance having no pharmacological effect but administered as a control in testing a biologically active preparation

Point-of-care

Drug treatment is provided close to or near the patient

Preclinical

Stage of drug research development, undertaken prior to the administration of the drug to humans. Consists of *in vitro* and *in vivo* screening, pharmacokinetics, toxicology, and chemical upscaling

Preclinical candidate (PCC)

A new molecule and potential drug that meets chemical and biological criteria to begin the development process

Product candidate

Substance that has satisfied the requirements of early preclinical testing and has been selected for development, starting with formal preclinical safety evaluation followed by clinical testing for the treatment of a certain disorder in humans

Proof-of-concept (POC)

A clinical trial in which first evidence for efficacy of a candidate drug is gathered. A proof-of-concept trial is usually with a small number of patients and for short duration to get a first impression of drug activity

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OTHER INFORMATION Proof-of-concept study Phase 2 patient study in which activity as well as safety in patients is evaluated, usually for a new mechanism of action QD dosing Once-daily dosing (qd from the Latin quaque die) R&D operations Research and development operations; unit responsible for discovery and developing new product candidates for internal pipeline or as part of risk/reward sharing alliances with partners Refractory “Refractory” refers to a patient with cancer that is/has become resistant to, or does not respond to, treatment Relapsed “Relapsed” refers to a patient with cancer that develops cancer again after a period of improvement Rheumatoid arthritis (RA) A chronic, systemic inflammatory disease that causes joint inflammation, and usually leads to cartilage destruction, bone erosion and disability Richter’s transformation Richter’s Transformation (RT) is an uncommon clinicopathological condition observed in patients with CLL. It is characterized by the sudden transformation of the CLL into a significantly more aggressive form of large cell lymphoma, and occurs in approximately 2-10% of all CLL patients. S&M expenses Sales and marketing expenses SEA TURTLE Phase 2 program with GLPG3970 in ulcerative colitis SEC Securities and Exchange Commission in the US SELECTION Phase 3 program evaluating filgotinib in UC patients. Full results were published in The Lancet in 2021 261 Galapagos NV Annual Report 2022

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SES-CD scores

Simple endoscopic score for CD, involving review of five pre-defined bowel segments, assigning values from 0 (unaffected) to 3 (highly affected)

SIK

Salt-inducible kinase

Small bowel CD (SBCD)

CD causes chronic inflammation and erosion of the intestines. It can affect different regions of gastrointestinal tract including the stomach and small and large intestines. While isolated SBCD is an uncommon presentation of CD, involvement of some portion of the small bowel, particularly the ileum, is common

Small cell lymphocyte leukemia (SLL)

Small cell lymphocyte leukemia is a type of B-cell non-Hodgkin lymphoma, where the SLL cancer is located in lymp nodes and/or the spleen

Statin

Statins are a class of lipid-lowering medications that reduce illness and mortality in those who are at high risk of cardiovascular disease. They are the most common cholesterol-lowering drugs. Low-density lipoprotein (LDL) carriers of cholesterol play a key role in the development of atherosclerosis and coronary heart disease via the mechanisms described by the lipid hypothesis

Systemic lupus erythematosus (SLE)

An autoimmune disease, with systemic manifestations including skin rash, erosion of joints or even kidney failure

TEAE

Treatment Emergent Adverse Event, is any event not present prior to the initiation of the treatments or any event already present that worsens in either intensity or frequency following exposure to the treatments

TYK

Tyrosine kinase is an enzyme that can transfer a phosphate group from ATP to the tyrosine residues of specific proteins inside a cell. It functions as an "on" or "off" switch in many cellular functions. Tyrosine kinases belong to a larger class of enzymes known as protein kinases which also attach phosphates to other amino acids such as serine and threonine. GLPG3667 is a reversible and selective TYK2 kinase domain inhibitor

Target

Protein that has been shown to play a role in a disease process and that forms the basis of a therapeutic intervention or discovery of a medicine

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OTHER INFORMATION Target discovery Identificationandvalidationofproteinsthathavebeenshowntoplayaroleinadisease process Technology access fee License payment made in return for access to specific technology (e.g. compound or virus collections) Topical corticosteroids Corticosteroids which are administered through the skin using an ointment Ulcerative colitis (UC) UCisanIBDcausingchronicinflammationoftheliningofthecolonandrectum(unlike CD with inflammation throughout the gastrointestinal tract) Venous thrombotic events (VTE) Whenabloodclotbreakslooseandtravelsintheblood.TheabbreviationDVT/PErefers to a VTE where a deep veinthrombosis(DVT) has moved to the lungs (PE or pulmonary embolism) 263 Galapagos NV Annual Report 2022

OTHER INFORMATION Financial calendar 25April 2023 Annual Shareholders’ Meeting in Mechelen, Belgium 04May 2023 First quarter 2023 results 03August 2023 First half year 2023 results 02November 2023 Third quarter 2023 results 22February 2024 Full year 2023 results 264 Galapagos NV Annual Report 2022

OTHER INFORMATION Appendix tables – EU taxonomy Proportion of turnover from products or services associated with Taxonomy-aligned economic –2022 DNSH criteria (‘Does Not Substantial contribution criteria Significantly Harm’) Biodiversity Biodiversity Climate Climate Taxo-Climate Climate Taxo- nomy-Proportion Minimum nomy- aligned Water and Absolute change change Water and change change marine Circular aligned pro-marine Circular and and pro- portion Cate- portion of gory Cate- ecosystems adaptation ecosystems safeguards of mitigation turnover turnover mitigation adaptation resources economy Pollution resources economy Pollution of turn- (en- gory Code(s) turn- over, abling (transi-over, year activity tional year N N-1 or) activity) Economic activities (1) (2) (3) (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) In thousands of € % % % % % % Y/N Y/N Y/N Y/N Y/N Y/N Y/N Y/N % % E T A. TAXONOMY-ELIGIBLE ACTIVITIES Turnover of environmentally sustainable activities (Taxonomy-aligned) (A.1) N/A Turnover of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) N/A Total (A.1 + A.2) N/A B. TAXONOMY-NON-ELIGIBLE ACTIVITIES Turnover of Taxonomy-non-eligible activities (B) 505,280 100% Total (A + B) 505,280100% (1) We disclose the tables in accordance with Annex II of Article 8 Climate Delegated Act and Article 2 of the Complementary Climate Delegated Act, although Galapagos concluded that our core economic activities qualify as taxonomy-non-eligible activities (concurrently resulting in the absence of any taxonomy-eligible activities) and nil alignment with the environmental objectives listed under the EU Taxonomy Regulation; hence we consider the informational value of this tables minimal. In addition, Galapagos does not perform any fossil gas and nuclear energy related activities, as covered by the Complementary Climate Delegated Act. 265 Galapagos NV Annual Report 2022

OTHER INFORMATION Proportion of CapEx from products or services associated with Taxonomy-aligned economic activities – 2022 DNSH criteria (‘Does Not Substantial contribution criteria Significantly Harm’) Biodiversity Biodiversity Climate Climate Climate Climate Taxo- Minimum Taxo- nomy-Proportion change Water and change change Water and Circular nomy- aligned change Circular marine marine aligned pro- Cate-Absolute and and pro- portion gory Cate- ecosystems adaptation ecosystems safeguards mitigation adaptation resources mitigation resources economy Pollution portion of (en- gory economy Pollution Code(s) of CapEx, abling (transi-CapEx, year activity tional year N N-1 or) activity) Economic activities (2) CapEx (3) of CapEx (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) In thousands of € % % % % % % Y/N Y/N Y/N Y/N Y/N Y/N Y/N Y/N % % E T A. TAXONOMY-ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) N/A CapEx of environmentally sustainable activities (Taxonomy-aligned) (A.1) N/A A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) N/A CapEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) N/A Total (A.1 + A.2) N/A B. TAXONOMY-NON-ELIGIBLE ACTIVITIES CapEx of Taxonomy-non-eligible activities (B) 170,015 100% Total (A + B) 170,015100% 266 Galapagos NV Annual Report 2022

OTHER INFORMATION Proportion of OpEx from products or services associated with Taxonomy-aligned economic activities – 2022 DNSH criteria (‘Does Not Substantial contribution criteria Significantly Harm’) Biodiversity Biodiversity Climate Climate Climate Climate Taxo- Minimum Taxo- nomy-Proportion change Water and change change Water and Circular nomy- aligned change Circular marine marine and and aligned pro- Cate- Absolute pro- portion gory Cate- ecosystems adaptation ecosystems safeguards mitigation adaptation resources mitigation resources economy Pollution portion of (en- gory economy Pollution Code(s) of OpEx, abling (transi-OpEx, year activity tional year N N-1 or) activity) Economic activities (2) OpEx (3) of OpEx (4) (5) (6) (7) (8) (9) (10) (11) (12) (13) (14) (15) (16) (17) (18) (19) (20) (21) In thousands of € % % % % % % Y/N Y/N Y/N Y/N Y/N Y/N Y/N Y/N % % E T A. TAXONOMY-ELIGIBLE ACTIVITIES A.1. Environmentally sustainable activities (Taxonomy-aligned) N/A OpEx of environmentally sustainable activities (Taxonomy-aligned) (A.1) N/A A.2 Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) N/A OpEx of Taxonomy-eligible but not environmentally sustainable activities (not Taxonomy-aligned activities) (A.2) N/A Total (A.1 + A.2) N/A B. TAXONOMY-NON-ELIGIBLE ACTIVITIES OpEx of Taxonomy-non-eligible activities (B) 515,083 100% Total (A + B) 515,083100% 267 Galapagos NV Annual Report 2022

OTHER INFORMATION Nuclear and fossil gas related activities Row Nuclear energy related activities The undertaking carries out, funds or has exposures to research, development, demonstration and 1. deployment of innovative electricity generation facilities that produce energy from nuclear processes with minimal waste from the fuel cycle. NO The undertaking carries out, funds or has exposures to construction and safe operation of new nuclear installations to produce electricity or process heat, including 2. for the purposes of district heating or industrial processes such as hydrogen production, as well as their safety upgrades, using best available technologies. NO The undertaking carries out, funds or has exposures to safe operation of existing nuclear installations that produce electricity or process heat, including for the 3. purposes of district heating or industrial processes such as hydrogen production from nuclear energy, as well as their safety upgrades. NO Fossil gas related activities The undertaking carries out, funds or has exposures to construction or operation of 4. electricity generation facilities that produce electricity using fossil gaseous fuels. NO The undertaking carries out, funds or has exposures to construction, refurbishment, 5. and operation of combined heat/cool and power generation facilities using fossil gaseous fuels. NO The undertaking carries out, funds or has exposures to construction, refurbishment 6. and operation of heat generation facilities that produce heat/cool using fossil gaseous fuels. NO 268 Galapagos NV Annual Report 2022

OTHER INFORMATION Taxonomy-aligned economic activities (denominator) Amount and proportion (the information is to be presented in monetary amounts and as percentages) Climate change Climate change mitigation adaptation CCM+CCA (CCM) (CCA) Row Economic activities Amount % Amount % Amount % Amount and proportion of taxonomy-aligned economic activity referred to in 1. Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KP — — —Amount and proportion of taxonomy-aligned economic activity referred to in 2. Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 3. Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 4. Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 5. Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 6. Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — — Amount and proportion of other taxonomy-aligned economic activities 7. not referred to in rows 1 to 6 above in the denominator of the applicable KPI — — — 8. Total applicable KPI — — — 269 Galapagos NV Annual Report 2022

OTHER INFORMATION Taxonomy-aligned economic activities (numerator) Amount and proportion (the information is to be presented in monetary amounts and as percentages) Climate change Climate change mitigation adaptation CCM+CCA (CCM) (CCA) Row Economic activities Amount % Amount % Amount % Amount and proportion of taxonomy-aligned economic activity referred to in 1. Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KP — — —Amount and proportion of taxonomy-aligned economic activity referred to in 2. Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 3. Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 4. Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 5. Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KPI — — —Amount and proportion of taxonomy-aligned economic activity referred to in 6. Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the nominator of the applicable KPI — — — Amount and proportion of other taxonomy-aligned economic activities 7. not referred to in rows 1 to 6 above in the nominator of the applicable KPI — — —Total amount and proportion of 8. taxonomy-aligned economic activities in the numerator of the applicable KPI — — — 270 Galapagos NV Annual Report 2022

OTHER INFORMATION Taxonomy-eligible but not taxonomy-aligned economic activities Amount and proportion (the information is to be presented in monetary amounts and as percentages) Climate change Climate change mitigation adaptation CCM+CCA (CCM) (CCA) Row Economic activities Amount % Amount % Amount % Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 1. 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KP — — —Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 2. 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 3. 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 4. 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 5. 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of taxonomy-eligible but non taxonomy-aligned economic activity referred to in Section 6. 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — — Amount and proportion of other taxonomy-eligible but not taxonomy-7. aligned economic activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI — — —Total amount and proportion of taxonomy eligible but not taxonomy-8. aligned economic activities in the denominator of the applicable KPI — — — 271 Galapagos NV Annual Report 2022

OTHER INFORMATION Taxonomy non-eligible economic activities Turnover CapEx OpEx Amount Percentage Amount Percentage Amount Percentage In In In thousands thousands thousands Row Economic activities of € % of € % of € % Amount and proportion of economic activity referred to in row 1 of Template 1 that is taxonomy-non-eligible in 1. accordance with Section 4.26 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of economic activity referred to in row 2 of Template 1 that is taxonomy-non-eligible in 2. accordance with Section 4.27 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of economic activity referred to in row 3 of Template 1 that is taxonomy-non-eligible in 3. accordance with Section 4.28 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of economic activity referred to in row 4 of Template 1 that is taxonomy-non-eligible in 4. accordance with Section 4.29 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of economic activity referred to in row 5 of Template 1 that is taxonomy-non-eligible in 5. accordance with Section 4.30 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — —Amount and proportion of economic activity referred to in row 6 of Template 1 that is taxonomy-non-eligible in 6. accordance with Section 4.31 of Annexes I and II to Delegated Regulation 2021/2139 in the denominator of the applicable KPI — — — Amount and proportion of other taxonomy-non-eligible economic 7. activities not referred to in rows 1 to 6 above in the denominator of the applicable KPI 505,280 100% 170,015 100% 515,083 100% Total amount and proportion of taxonomy-non-eligible economic 8. activities in the denominator of the applicable KPI 505,280 100% 170,015 100% 515,083 100% 272 Galapagos NV Annual Report 2022

OTHER INFORMATION Colophon Concept, design and online programming nexxar GmbH, Vienna – Online annual reports and online sustainability reports www.nexxar.com Photography Frank van Delft Private photographs Video Deep Thought Productions Cocoon® Platform footage courtesy of Lonza Magazine Copy Evelyn Fox Copy deadline: 23March 2023 This report is also available in Dutch and available for download in the Downloads section of this report or at www.glpg.com 273 Galapagos NV Annual Report 2022

Galápagos
OTHER INFORMATION

# Contact



**Sofie Van Gijsel**
Head of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +1 781 296 1143
Email: ir@glpg.com



**Sandra Cauwenberghs**
Director of Investor Relations
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 15 34 29 00
Email: ir@glpg.com



**Marieke Vermeersch**
Head of Corporate Communication
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium
Tel. +32 479 49 06 03
Email: communications@glpg.com



**Elisa Chenailler**
Corporate Communications Manager
Galapagos NV
Aeschengraben 27
4051 Basel, Switzerland
Tel. +41 79 853 33 54
Email: communications@glpg.com

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Galapagos NV Annual Report 2022